Exhibit 2.3

AMENDED AND RESTATED

STOCK AND ASSET PURCHASE AGREEMENT

AMONG

EASTMAN KODAK COMPANY, AS DEBTOR-IN-POSSESSION,

THE OTHER SELLER PARTIES LISTED ON THE SIGNATURE PAGES HERETO,

KPP TRUSTEES LIMITED, AS TRUSTEE FOR THE KODAK PENSION PLAN OF THE UNITED KINGDOM

AND

SOLELY FOR PURPOSES OF SECTION 11.4

KPP HOLDCO LIMITED

DATED AS OF AUGUST 30, 2013

i

SCHEDULES

SCHEDULE I:	Closing Date Transactions

SCHEDULE II:	Contingent Purchase Price Adjustment

SCHEDULE A:	Economic Benefit Determination and Payment; Deferred Closing Payment Procedures

SCHEDULE B:	Terms of KIFL Deferred Closing Notes

EXHIBITS

EXHIBIT A:	Form of Assignment and Assumption Agreement

EXHIBIT B:	Settlement Agreement

EXHIBIT C:	[Intentionally Omitted]

EXHIBIT D:	Form of Transition Services Agreement

EXHIBIT E:	Form of Specialty Chemicals Supply Agreement

EXHIBIT F:	Form of PDC Master Development and Support Agreement

EXHIBIT G:	Form of Display Film Supply Agreement

EXHIBIT H:	Form of Technical Knowledge Management Professional Services Agreement

EXHIBIT I:	Printhead Refurbishment and Parts Supply Agreement Term Sheet

EXHIBIT J:	Form of Analytical Services Agreement

EXHIBIT K-1:	Form of Software and Intellectual Property License Agreement (PI Business)

EXHIBIT K-2	Form of Software and Intellectual Property License Agreement (DI Business)

EXHIBIT L:	Form of Pilot Extrusion and Coating Service Agreement

EXHIBIT M-1:	Form of Photo Chemicals Supply Agreement (Malanpur, India)

EXHIBIT M-2:	Form of Photo Chemicals Supply Agreement (Wuxi, PRC)

EXHIBIT N-1:	Form of Kodak Patents License Agreement (PI Business)

EXHIBIT N-2:	Form of Kodak Patents License Agreement (DI Business)

EXHIBIT O-1:	Form of Patent Grant-Back License Agreement (PI Business)

EXHIBIT O-2:	Form of Patent Grant-Back License Agreement (DI Business)

EXHIBIT P:	Form of Specialty Chemicals Technical Services Agreement

EXHIBIT Q:	Form of Shared Site Agreement

v

EXHIBIT R:	BFN Irrevocable Offers

EXHIBIT S:	Form of Film and Materials Supply Agreement

EXHIBIT T-1:	Form of Trademark Assignment Agreement (PI Business)

EXHIBIT T-2:	Form of Trademark Assignment Agreement (DI Business)

EXHIBIT U-1:	Form of Patent Assignment Agreement (PI Business)

EXHIBIT U-2:	Form of Patent Assignment Agreement (DI Business)

EXHIBIT V:	[Intentionally Omitted]

EXHIBIT W:	Form of Harrow Lease

EXHIBIT X:	RAA Deed

EXHIBIT Y:	Clearance Application

EXHIBIT Z:	Form of Local Transfer Agreement

EXHIBIT AA:	Form of Hold Harmless Agreement

EXHIBIT BB-1:	Form of Trademark License Agreement (PI Business)

EXHIBIT BB-2:	Form of Trademark License Agreement (DI Business)

EXHIBIT CC:	Form of RFS Sensitizing Technical Agreement

EXHIBIT DD:	Form of Paper Control Strip Tolling Agreement

EXHIBIT EE:	Xiamen Utility Services Agreement Term Sheet

EXHIBIT FF-1:	Form of DC/KISS Patents Sublicense Agreement (PI Business)

EXHIBIT FF-2:	Form of DC/KISS Patents Sublicense Agreement (DI Business)

EXHIBIT GG:	Brazil Loaned Equipment Contract Term Sheet

EXHIBIT HH:	Form of Rochester Leases

EXHIBIT II-1:	Form of Fuji Patents Sublicense Agreement (Silver Halide)

EXHIBIT II-2:	Form of Fuji Patents Sublicense Agreement (Film-With-Lens)

EXHIBIT JJ:	Working Capital Principles

EXHIBIT KK:	Form of Working Capital Statement

EXHIBIT LL:	Form of Photo Chemical Technical Services Agreement

EXHIBIT MM:	Form of Image Quality Testing Technical Agreement

EXHIBIT NN:	Form of Colorado Chemicals Supply Agreement

EXHIBIT OO:	Working Capital Principles (Build-Up)

EXHIBIT PP:	Form of Tolling Agreement

EXHIBIT QQ:	Form of Interim Supply Agreement

AMENDED AND RESTATED

STOCK AND ASSET PURCHASE AGREEMENT

This Amended and Restated Stock and Asset Purchase Agreement is dated as of August 30, 2013, among Eastman Kodak Company, a New Jersey corporation (“Seller”), the other Seller Parties listed on the signature pages hereto (together with Seller, the “Principal Seller Parties”), and KPP Trustees Limited, as trustee for the KPP (“Purchaser” and, together with the Principal Seller Parties, each a “Party” and together the “Parties”); and, solely for purposes of Section 11.4, KPP Holdco Limited (“KPP Holdco”).

W I T N E S S E T H:

WHEREAS, each of the Parties to this Agreement is a party to that certain Stock and Asset Purchase Agreement entered into on April 26, 2013 (the “Original Execution Date”) and each such Party desires to amend and restate such Stock and Asset Purchase Agreement in its entirety as set forth herein;

WHEREAS, on January 19, 2012 (the “Petition Date”), Seller and certain of its Affiliates (the “Debtors”) filed petitions under Chapter 11 of the Bankruptcy Code, 11 U.S.C. § 101 et seq. (as in effect on the Original Execution Date and as may be amended from time to time, the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York, commencing their Chapter 11 bankruptcy cases (the “Bankruptcy Cases”);

WHEREAS, Purchaser has filed the KPP Claims in the Bankruptcy Cases and also asserts that KL is liable to Purchaser for certain funding obligations with respect to the KPP;

WHEREAS, on the Original Execution Date, or shortly thereafter in the case of a second application to the Pension Regulator of the United Kingdom, Seller, Purchaser and certain other parties signed and delivered (a) a settlement agreement (the “Settlement Agreement”) resolving the KPP Claims and containing a mutual release, an executed copy of which is attached hereto as Exhibit B, (b) a deed under English law, an executed copy of which is attached hereto as Exhibit X (the “RAA Deed”), providing for the apportionment of pension liabilities as between KL and a new employer created by Purchaser for the purpose of acquiring substantially all pension liabilities of KL, and (c) an application to the Pensions Regulator of the United Kingdom in the form attached hereto as Exhibit Y, and a subsequent application materially in similar form to the document attached hereto as Exhibit Y, made by the applicants to those applications (including Seller, KL, Kodak Polychrome Graphics Finance UK Limited and their affiliates and directors), both applications being for a clearance statement under section 42 and 46 of the Pensions Act, 2004, §§ 1 et. seq., c. 35 (Eng.) (together, the “Clearance Application”) for the release of the applicants specified therein (including Seller, KL and their affiliates and directors) from liabilities relating to Purchaser;

WHEREAS, the execution and delivery of this Agreement and the sale and transfer to Purchaser or one or more Purchaser Assigns of certain assets and liabilities of the Business and the capital stock of the Transferred Subsidiary, as more particularly set forth herein, are conditions precedent to the effectiveness of the transactions contemplated by the Settlement Agreement, the RAA Deed and the Clearance Application; and

WHEREAS, on June 21, 2013, the Bankruptcy Court entered the Settlement and Sale Order approving, among other things, the Settlement Agreement and the consummation of the Transactions on terms and conditions more fully set forth therein.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

Article I

INTERPRETATION

Section 1.1 Definitions.

As used in this Agreement, the following terms have the meanings set forth below:

“365 Debtor Contract” means any Debtor Contract entered into prior to the Petition Date that is an executory contract or unexpired lease as defined under Section 365 of the Bankruptcy Code.

“503(b)(9) Claim” means any Claim asserted pursuant to Section 503(b)(9) of the Bankruptcy Code.

“2013 Estimated Emissions Allowances Shortfall” has the meaning set forth in Section 5.29(d)(ii).

“Access Employees” has the meaning set forth in Section 5.17(e).

“Accounting Arbiter” has the meaning set forth in Section 2.6(e).

“Acquired Rights” means (a) Council Directive 2001/23/EC or any directive replacing or amending the same and the implementing Laws in the relevant countries and (b) other applicable Laws in any non-U.S. jurisdiction which require the automatic transfer of employees and their rights upon the transfer of a business or part of a business as a going concern.

“Action” means any litigation, action, audit, suit, charge, binding arbitration or other legal, administrative, regulatory or judicial proceeding.

“Actual Severance Payment Amount” has the meaning set forth in Section 7.2(d).

“Additional Commercial Agreements” has the meaning set forth in Section 5.28(b).

“Additional Real Estate Costs” has the meaning set forth in Section 5.25(l).

“Additional Transfer Taxes” has the meaning set forth in Section 5.30(b).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person as of the date on which, or at any time during the period for which the determination of affiliation is being made; provided, however, that unless and until such time as the applicable BFN Local Transfer Agreements are entered into, no BFN Seller or Subsidiary of a BFN Seller shall be deemed an Affiliate of Seller or any other Seller Party. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person.

“Agreed Carbon Price” has the meaning set forth in Section 5.29(a)(ii).

“Agreed Time” means 12:01 a.m., local time in all jurisdictions globally, on the first day of the calendar month in which the Closing occurs (for example, if the Closing were to occur on September 3, 2013, then the Agreed Time would be 12:01 a.m., local time, on September 1, 2013, for all jurisdictions globally).

“Agreed Time Accounts Payable” means the net trade accounts payable of the Business as of the Agreed Time, as determined in accordance with the Working Capital Principles.

“Agreed Time Accounts Payable (Build-Up)” means the net trade accounts payable of the Business as of the Agreed Time, as determined in accordance with the Working Capital Principles (Build-Up).

“Agreed Time Accounts Receivable” means the net trade accounts receivable of the Business as of the Agreed Time, as determined in accordance with the Working Capital Principles.

“Agreed Time Adjusted Working Capital” means an amount equal to (a) the Agreed Time Accounts Receivable, minus (b) the Agreed Time Accounts Payable, plus (c) the Agreed Time Inventory.

“Agreed Time Adjusted Working Capital (Build-Up)” means an amount equal to (a) the Agreed Time Inventory (Build-Up) minus (b) the Agreed Time Accounts Payable (Build-Up).

“Agreed Time Inventory” means the net inventory of the Business as of the Agreed Time to the extent a Transferred Asset, as determined in accordance with the Working Capital Principles.

“Agreed Time Inventory (Build-Up)” means the net inventory of the Business as of the Agreed Time to the extent a Transferred Asset, as determined in accordance with the Working Capital Principles (Build-Up).

“Agreement” means this Amended and Restated Stock and Asset Purchase Agreement, the Seller Disclosure Schedule and all Exhibits and Schedules attached hereto and thereto and all amendments hereto and thereto made in accordance with Section 11.3.

“Analytical Services Agreement” means the agreement between Seller, as provider, and Purchaser or a Purchaser Assign, as customer, to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit J.

“Ancillary Agreements” means (a) the Assignment and Assumption Agreement, (b) the Transition Services Agreement, (c) the Specialty Chemicals Supply Agreement, (d) the PDC Master Development and Support Agreement, (e) the Display Film Supply Agreement, (f) the Technical Knowledge Management Professional Services Agreement, (g) the Printhead Refurbishment and Parts Supply Agreement, (h) the Analytical Services Agreement, (i) the Software and Intellectual Property License Agreements, (j) the Pilot Extrusion and Coating Service Agreement, (k) the Photo Chemicals Supply Agreement (Malanpur, India), (l) the Photo Chemicals Supply Agreement (Wuxi, PRC), (m) the Kodak Patents License Agreements, (n) the Patent Grant-Back License Agreements, (o) the Reverse Transition Services Agreement, (p) the Shared Site Agreements, (q) the Film and Materials Supply Agreement, (r) the Trademark Assignment Agreements, (s) the Patent Assignment Agreements, (t) the Harrow Lease, (u) the Local Transfer Agreements, (v) the Hold Harmless Agreement, (w) the Trademark License Agreements, (x) the RFS Sensitizing Technical Agreement, (y) the Paper Control Strip Tolling Agreement, (z) the Xiamen Utility Services Agreement, (aa) the DC/KISS Patents Sublicense Agreements, (bb) the Fuji Patents Sublicense Agreements, (cc) the Brazil Loaned Equipment Contract, (dd) the Rochester Leases, (ee), the Specialty Chemicals Technical Services Agreement, (ff) the Photo Chemical Technical Services Agreement, (gg) the Image Quality Testing Technical Agreement, (hh) the Colorado Chemicals Supply Agreement, (ii) the Tolling Agreements, (jj) the Interim Supply Agreements, (kk) the Harrow Phase 3 Lease and (ll) any Additional Commercial Agreements.

“Ancillary Scanner Product/Service” means (i) the sale by a Covered Seller Party of scanners and related software of the type currently sold by the DI Business sourced from Purchaser or its Affiliates or a Third Party (provided that in the case of any such scanners sourced from a Third Party, only after having first complied with Section 5.33 with respect to such Third Party sourced scanners), and (ii) the sale by a Covered Seller Party of maintenance and repair services for scanners of the type currently sold by the DI Business performed by Persons other than a Covered Seller Party (each such product and service, a “Scanner Product/Service” and each such sale a “Scanner Product/Service Sale”); provided that any such Scanner Product/Service Sale (x) is ancillary to and in support of a combined product offering with other products or services offered by the Commercial Imaging Business of Seller and its Subsidiaries (a “Combined Product Offering”) and (y) represents no more than 50% of the total cost of goods or services sold represented by the Combined Product Offering (measured as of the time of the Scanner Product/Service Sale).

“Annual Contributions” has the meaning given to Annual Company Contribution in the KPP Schedule of Contributions.

“Antitrust Laws” means all federal, state or foreign Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Arbiter Statement” has the meaning set forth in Section 2.6(e).

“Asset Sale” has the meaning set forth in Section 5.30(b).

“Assigned 365 Debtor Contracts” has the meaning set forth in Section 2.1(f)(ii).

“Assigned Contracts” means all Assigned Debtor Contracts and all Assigned Non-Debtor Contracts.

“Assigned Debtor Contracts” means (a) the Assigned 365 Debtor Contracts and (b) any other Debtor Contract that is not (i) a 365 Debtor Contract or (ii) a Non-Assigned Asset subject to Section 5.12.

“Assigned Non-Debtor Contracts” means any Seller Contract or Shared Contract that is not (a) a Debtor Contract, (b) an Intercompany Contract or (c) a Non-Assigned Asset subject to Section 5.12.

“Assignment and Assumption Agreement” has the meaning set forth in Section 2.4(c).

“Assignment Notice” has the meaning set forth in Section 2.1(g)(i).

“Assignment Procedures” has the meaning set forth in Section 2.1(g)(i).

“Assumed Liabilities” has the meaning set forth in Section 2.1(d).

“Assumption List” has the meaning set forth in Section 2.1(f)(ii).

“Audited Historical Carve-Out Financial Statements” means, collectively, (i) the audited combined financial statements prepared on a carve-out basis for each of Retail Systems Solutions, Paper & Output Systems and Document Imaging, which comprise the combined statements of financial position as of December 31, 2012 and December 31, 2011, and the related combined statements of operations, of comprehensive income (loss), of invested equity (deficit) and of cash flows for each of the three (3) years in the period ended December 31, 2012.

“Backup System” means any system used by Seller or its Affiliates to back up or archive electronic data, including backup tapes and other backup or archival media.

“Bankruptcy Cases” has the meaning set forth in the recitals to this Agreement.

“Bankruptcy Code” has the meaning set forth in the recitals to this Agreement.

“Bankruptcy Consents” has the meaning set forth in Section 3.2.

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York, having jurisdiction over the Bankruptcy Cases.

“Bankruptcy Laws” means, collectively, the Bankruptcy Code, the Bankruptcy Rules and the Local Bankruptcy Rules for the Bankruptcy Court for the Southern District of New York.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure.

“BFN Assets” means, collectively, the Belgium Transferred Assets, the France Transferred Assets, and the Netherlands Transferred Assets, in each case, as defined in the applicable BFN Local Transfer Agreement.

“BFN Employees” means the employees of the BFN Sellers dedicated to the operation of the Business.

“BFN Irrevocable Offers” means, collectively, those certain irrevocable offers made by Purchaser as of May 8, 2013 to each of the BFN Sellers and attached hereto as Exhibit R.

“BFN Local Transfer Agreements” means those certain asset transfer agreements substantially in the forms attached to the BFN Irrevocable Offers, with such modifications and additional related documents as mutually agreed by the Parties to effect the sale and transfer of certain assets and Liabilities of the Business held by each of the BFN Sellers and the transfer and employment of the BFN Employees on the terms and subject to the conditions of such agreements.

“BFN Sellers” means Kodak SA/NV, KODAK SAS and Kodak Nederland B.V.

“BFN Swiss Assets” means all title and interest of EKSA in (i) any spare parts and products Inventory owned by EKSA in the possession of the relevant BFN Seller employees for the purpose of providing products or professional and technical services to customers of the Business, (ii) all France Assigned Contracts, Belgium Assigned Contracts and Netherlands Assigned Contracts (as defined in the relevant BFN Local Transfer Agreement) pursuant to which the relevant BFN Seller is a party as an undisclosed agent (“commissionnaire”) acting on behalf of EKSA as principal and (iii) all goodwill associated with the services provided or the products sold or otherwise made available pursuant to such France Assigned Contracts, Belgium Assigned Contracts and Netherlands Assigned Contracts.

“Brazil Loaned Equipment Contract” means the agreement between Seller and Kodak Brasileira Comércio de Produtos para Imagem e Serviçios Ltda., on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed as promptly as practicable following the Closing (but no later than the Fourth Wave Deferred Closing Date unless the parties otherwise mutually agree) on the terms and conditions reflected on Exhibit GG and with such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

“Brazilian Environmental Permits” has the meaning set forth in Section 5.3(j)(i).

“Business” means, collectively, the DI Business and the PI Business.

“Business Combination” has the meaning set forth in Section 5.21(b)(vii).

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

“Business Information” means copies of all books, records, plans, reports, files, ledgers, competitive research, documentation (including documentation relating to the Business Registered IP, user and technical manuals, training guides, product and service design specifications and related design documentation, program flowcharts, documents describing the interrelationships and functions of Software, and other documentation and information necessary to develop, build, test, use and maintain products and services of the Business), website content (but excluding any Trademarks, other than Transferred Trademarks, included thereon), sales literature or similar information or materials (whether in paper or electronic form), in each case, in the possession or under the control of any Seller Party, to the extent relating to the historic, current and currently planned affairs, operations, assets, liabilities, personnel, customers, distributors, licensors, licensees, contracts, business plans, products, research and development, results of operations, financial condition or other aspects of the Business (including as currently planned to be conducted), but excluding electronic mail and all Excluded Information.

“Business Intellectual Property” means the Transferred Intellectual Property and the Intellectual Property and Software owned by the Transferred Subsidiary.

“Business Registered IP” has the meaning set forth in Section 3.8(a).

“Capital Expenditure Budget” means, collectively, the budgets for capital expenditures for each of Retail Systems Solutions, Paper & Output Systems, Film Capture, Event Imaging Solutions and Document Imaging for fiscal year 2013 attached hereto on Section 1.1(s) of the Seller Disclosure Schedule.

“Cash Compensation” means an Employee’s base salary or wages, and annual target cash bonus (including variable and other incentives) or sales and commission opportunities, as applicable.

“Cash Price” has the meaning set forth in Section 2.2(a).

“CER” has the meaning set forth in Section 5.29(a)(iii).

“Change” means any event, occurrence, development or change.

“Chapter 11 Plan” means a chapter 11 plan of reorganization of each of the Debtors, which plan contemplates the consummation of the Transactions and the settlement of the KPP Claims in accordance with the terms of the Settlement Agreement.

“CI Competing Business” has the meaning set forth in Section 5.22(b)(vi).

“CI Competing Person” has the meaning set forth in Section 5.22(b)(vi).

“Claim” has the meaning set forth in Section 101(5) of the Bankruptcy Code.

“Claim Notice” has the meaning set forth in Section 10.4(a).

“Clearance Application” has the meaning set forth in the recitals to this Agreement.

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“Closing Estimated Reportable 2013 Emissions” has the meaning set forth in Section 5.29(a)(iv).

“Closing Reportable 2013 Emissions” has the meaning set forth in Section 5.29(a)(v).

“COBRA” means the continuation coverage required by Section 4980B of the Code or any similar U.S. state Law.

“Code” means the United States Internal Revenue Code of 1986, as may be amended from time to time.

“Colorado Chemicals Supply Agreement” means the agreement between Purchaser or a Purchaser Assign, on the one hand, and Seller, on the other hand, to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit NN.

“Colorado Manufacturing Line” has the meaning set forth in Section 5.22(d).

“Combined Records” means records and other materials (tangible and electronic) that contain information related to the Business and information related to the other businesses of Seller and its Affiliates.

“Commercial Imaging Business” means the business of Seller and its Subsidiaries known as Commercial Imaging as such business is currently conducted by Seller and its Subsidiaries. For the avoidance of doubt and without limitation, the Commercial Imaging Business includes (a) Functional Printing (as such term is defined in the Kodak Patents License Agreement), (b) the business of developing, marketing and selling certain products, including NexPress, Prinergy and other products, to commercial print providers for use in the production of “premium photo” products, including photo books, personal holiday cards and personal calendars and (c) the Enterprise Services Business.

“Confidentiality Agreement” means the confidentiality agreement between Purchaser and Seller dated April 10, 2012.

“Consent” means any approval, authorization, consent, Order, license, permission, permit, qualification, exemption or waiver by or from any Government Entity or other Third Party.

“Consent Required Assets” has the meaning set forth in Section 5.12(a).

“Continuation Period” has the meaning set forth in Section 7.1(a)(v).

“Continuity Plan” means the Eastman Kodak Company Continuity Plan approved by the Bankruptcy Court on April 30, 2012, as the same may be amended, modified, supplemented or replaced from time to time.

“Contract” means any written binding contract, agreement, subcontract, lease, sublease, license, purchase order, work order, sales order, indenture, note, bond, instrument, mortgage, commitment, covenant or undertaking, but excluding any Seller Employee Plan.

“Controlling Entity” has the meaning set forth in Section 5.21(c).

“Copyrights” means rights associated with works of authorship and literary property rights, including copyrightable works, copyrights, moral rights, mask work rights and design rights, whether or not registered, and any registrations and applications for registration therefor and moral rights associated therewith and renewals, extensions, restorations and reversions thereof.

“Covered Assets and Persons” means the Business and the assets (including the Transferred Assets), tangible or intangible property, Liabilities, ownership, activities, businesses, operations, current and former shareholders, and current and former directors, officers, employees and agents of the Seller Parties to the extent related to the Business, the Transferred Assets or the Assumed Liabilities.

“Covered Purchaser Parties” has the meaning set forth in Section 5.22(a).

“Covered Seller Parties” has the meaning set forth in Section 5.21(a).

“Cure Costs” means, with respect to any 365 Debtor Contract, all liabilities and obligations, including pre-petition monetary liabilities, of the relevant Debtor that must be paid or otherwise satisfied to cure all of the Debtors’ defaults in connection with the assumption and assignment of any 365 Debtor Contract, and any other amounts that must be paid pursuant to Section 365(b)(1)(A) or Section 365(b)(1)(B) of the Bankruptcy Code, at the time of the assumption thereof and assignment to Purchaser as provided hereunder, in each case as such amounts are determined by the Bankruptcy Court or agreed in writing by and between the applicable Debtor and any other party to such 365 Debtor Contract.

“Current Assets” means the “current assets” (as such term is defined by GAAP) of the Business. Except as set forth in Section 6.5(a) with respect to the Transferred Subsidiary, Current Assets shall not include any Tax assets. For the avoidance of doubt, the Tax component (including embedded value added Taxes) excluded from Current Assets is addressed in Section 6.3.

“Current Business Information” means Business Information, including Business Information stored in Shared Systems, that, as of the Closing Date, is either (i) not Historic Business Information or (ii) necessary to the operation of the Business as currently conducted. For the avoidance of doubt, Business Information that is required to be in the possession of Purchaser in order for Purchaser to comply with applicable Law is deemed to be within the scope of clause (ii).

“Current Liabilities” means the “current liabilities” (as such term is defined by GAAP) of the Business. Except as set forth in Section 6.5(a) with respect to the Transferred Subsidiary, Current Liabilities shall not include any Tax liabilities (except for payroll and withholding Tax accrued liabilities in respect of unpaid and accrued bonuses, commissions and vacation). For the avoidance of doubt, the Tax component (including embedded value added Taxes) excluded from Current Liabilities is addressed in Section 6.3.

“Day-One Actions” has the meaning set forth in Section 5.17(f).

“Day-One Plan” has the meaning set forth in Section 5.17(e).

“Day One Readiness” has the meaning set forth in Section 5.17(e).

“DC/KISS Patents Sublicense Agreements” means the agreements between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing substantially in the forms attached hereto as Exhibit FF-1 and Exhibit FF-2.

“Debtor Contract” means any Seller Contract or Shared Contract to which a Debtor is a party that is not (a) an Intercompany Contract or (b) a Contract set forth on Section 1.1(r) of the Seller Disclosure Schedule.

“Debtors” has the meaning set forth in the recitals to this Agreement.

“Debtor Subsidiary Sellers” means the Subsidiaries of Seller listed on Section 1.1(a) of the Seller Disclosure Schedule, each of which is a Debtor.

“Deferred Closing” means, with respect to a Deferred Closing Country, the purchase and sale of the Deferred Closing Assets and the assumption of the Deferred Closing Liabilities with respect to such Deferred Closing Country.

“Deferred Closing Assets” means (i) the Transferred Assets located in the Deferred Closing Countries (other than Transferred Intellectual Property, all of which is being transferred at the Closing) and (ii) the TMM Assets.

“Deferred Closing Countries” means, collectively, any Second Wave Countries, the Third Wave Countries, the Fourth Wave Countries, the Fifth Wave Countries and the Sixth Wave Country.

“Deferred Closing Date” means (i) with respect to a Deferred Closing Country, the date on which the Deferred Closing takes place with respect to the Transferred Assets located in such Deferred Closing Country and the Assumed Liabilities relating to the conduct, operation or ownership of the Business in such Deferred Closing Country and (ii) with respect to a TMM Asset or TMM Liability, the TMM Transfer Date for such TMM Asset or TMM Liability.

“Deferred Closing Day-One Actions” has the meaning set forth in Section 5.17(f).

“Deferred Closing Day One Readiness” has the meaning set forth in Section 5.17(e).

“Deferred Closing Liabilities” means (i) the Assumed Liabilities to the extent relating to the conduct, operation or ownership of the Business in the Deferred Closing Countries and (ii) the TMM Liabilities.

“Deferred Closing Purchase Price” has the meaning set forth in Section 2.2(c).

“Deferred Employee Transfer Date” has the meaning set forth in Section 5.12(d).

“Deferred Revenue Obligations” means the obligations of the Business in respect of deferred revenue to the extent arising out of the obligations of any Seller Party under the terms of the Assigned Contracts or the Shared Contracts that relate to and are to be performed during periods after the Agreed Time.

“DI Agreed Time LTM COGS” means the cost of goods sold of the DI Business for the three-month period ending on the Agreed Time, as determined in accordance with the Working Capital Principles.

“DI Agreed Time LTM Revenues” means the revenues of the DI Business for the three-month period ending on the Agreed Time, as determined in accordance with the Working Capital Principles.

“DI Business” means the business of the Seller Parties known as Document Imaging as such business is currently conducted by any of the Seller Parties.

“DI Reference Accounts Payable” means an amount equal to (a) 39, divided by (b) the number of days in the three-month period ending on the Agreed Time, multiplied by (c) the DI Agreed Time LTM COGS.

“DI Reference Accounts Receivable” means an amount equal to (a) 39, divided by (b) the number of days in the three (3) month period ending on the Agreed Time, multiplied by (c) the DI Agreed Time LTM Revenues.

“DI Reference Adjusted Working Capital” means an amount equal to (a) the DI Reference Accounts Receivable, minus (b) the DI Reference Accounts Payable, plus (c) the DI Reference Inventory.

“DI Reference Inventory” means an amount equal to (a) 42, divided by (b) the number of days in the three (3) month period ending on the Agreed Time, multiplied by (c) the DI Agreed Time LTM COGS.

“DIP Facilities” means the Senior DIP Facility and Junior DIP Facility.

“Direct Claim” means a claim for indemnification under this Agreement for a Loss that does not result from a Third Party Claim.

“Display Film Supply Agreement” means the agreement between Seller, as provider, and Purchaser or a Purchaser Assign, as customer, to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit G.

“Dispute Notice” has the meaning set forth in Section 5.26.

“ECHA” has the meaning set forth in Section 5.29(a)(vi).

“Effective Hire Date” has the meaning set forth in Section 7.1(a)(ii).

“EKC Subsidiary” means a Subsidiary of Seller chosen by Seller in its sole discretion.

“EKSA” means Eastman Kodak Sarl.

“Emissions Trading Allowances” has the meaning set forth in Section 5.29(a)(x).

“Emissions Trading Directive” has the meaning set forth in Section 5.29(a)(xi).

“Emissions Trading Registry” has the meaning set forth in Section 5.29(a)(xii).

“Employee” means (a) any employee of any Seller Party (including those employees required by and in accordance with the Acquired Rights and local employment or other Laws, including, if applicable, in accordance with the requirements of any applicable works council or other employee body agreement) as set forth on Section 1.1(t)(i) of the Seller Disclosure Schedule and (b) any employee of the Transferred Subsidiary as set forth on Section 1.1(t)(ii) of the Seller Disclosure Schedule; provided, however, that any BFN Employee will not be an Employee for purposes of this Agreement unless and until the date that the applicable BFN Local Transfer Agreement is entered into.

“Employee Information” has the meaning set forth in Section 3.15(b).

“Enterprise Services Business” means the business of Seller and its Subsidiaries known as Enterprise Services as such business is currently conducted by Seller and its Subsidiaries. For the avoidance of doubt, for the purposes of Section 5.21(b)(ii), the Enterprise Services Business, or any reasonably foreseeable extension thereof, does not include the selling of scanners or related software of the type currently sold by the DI Business or the selling of maintenance and repair services related to scanners (and does not include the performance of such maintenance and repair services by it), in each case, except to the extent ancillary to or primarily in support of the other products or services offered by the Enterprise Services Business.

“Environmental Law” means any applicable Law concerning the pollution or the protection of the environment (including air, water, and soil), natural resources, or, as it relates to

Hazardous Materials, health and safety or the generation, manufacture, use, treatment, storage, handling, Release, Remediation, or disposal of Hazardous Materials, in each case as in effect presently or prior to the Closing Date, but for the avoidance of doubt excluding any Laws relating to products liability.

“Environmental Liability” means any Liability under Environmental Law or with respect to Hazardous Materials, but not including products liability.

“Environmental Permit” means any Government Consent required under any Environmental Law for the activities of the Business as currently conducted.

“Equipment” means any tangible property, including all trade fixtures and fixtures, furniture, furnishings, fittings, equipment, machinery, apparatus, appliances, computer hardware (including laptops, desktops, servers, integrated computer systems, central processing units and memory units), cell phones and other personal digital assistants (PDAs) and other articles of personal property; provided, however, that “Equipment” shall not include any (a) Inventory, (b) Intellectual Property, (c) Software, (d) Excluded IT, (e) Excluded Information or (f) items of tangible property personally assigned to Employees who are not Transferred Employees as of the Closing Date.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as may be amended from time to time.

“ERU” has the meaning set forth in Section 5.29(a)(vii).

“Estimated Severance Payment Amount” has the meaning set forth in Section 7.2(d).

“EU Credits” has the meaning set forth in Section 5.29(a)(viii).

“EU ETS Registry Account” has the meaning set forth in Section 5.29(a)(ix).

“Excluded Assets” has the meaning set forth in Section 2.1(b).

“Excluded Contracts” means (a) all 365 Debtor Contracts not included on the Assumption List, (b) all Intercompany Contracts and (c) all Contracts set forth on Section 1.1(r) of the Seller Disclosure Schedule.

“Excluded Current Assets” means cash and cash equivalents, including bank account balances and all petty cash, other than cash received from the Agreed Time through the Closing in respect of accounts receivable that would have been Transferred Assets if the Closing occurred at the Agreed Time.

“Excluded Environmental Liabilities” means any Environmental Liabilities arising from or in connection with (i) the Excluded Assets, (ii) any Real Property currently or formerly owned, operated or leased by the Seller Parties or their Affiliates, other than the Transferred Real Property, the Harrow Facility or the Real Property Leases, (iii) any personal injury caused by exposure to Hazardous Materials, or off-site waste disposal, in each case to the extent such exposure or disposal occurred prior to the Agreed Time and arose from or was in connection with the current or past operations or properties of the Seller Parties and their Affiliates or was otherwise assumed by the Seller Parties and their Affiliates, or (iv) any action by the Seller Parties or their Affiliates at any Real Property listed on Section 5.25(g) of the Seller Disclosure Schedule from and after the Agreed Time.

“Excluded Information” means (a) any personnel records, books, files or other documentation relating to the Employees other than the Transferred Employee Records, (b) except for any information required to be provided by Seller pursuant to Section 6.6, any Tax records that do not exclusively relate to the Transferred Subsidiary, (c) any books, files, ledgers, documentation or similar information that Seller Parties are required by Law (including Laws relating to privilege or privacy) not to disclose, (d) corporate minutes and governing documents of Seller and its Affiliates (other than the Transferred Subsidiary), (e) all records and reports prepared or received by or for Seller and its Affiliates in connection with the sale of the Business and the transactions contemplated hereby, including all analyses relating to the Business or Purchaser or its Affiliates so prepared or received, (f) all confidentiality agreements with prospective purchasers of the Business or any portion thereof (except that, to the extent permitted by Law and the terms of such agreements, Seller shall assign to Purchaser at the Closing all of Seller’s rights under such agreements to confidential treatment of information with respect to the Business and with respect to solicitation and hiring of Transferred Employees), and all bids and expressions of interest received from Third Parties with respect thereto and (g) all records and information that reside only in a Backup System.

“Excluded IT” means all information technology hardware, software and systems (including information technology hardware, software and systems listed on Section 1.1(b) of the Seller Disclosure Schedule) that in each case are not used or held for use exclusively in connection with the Business (or any portion thereof); provided, that, Excluded IT does not include (i) Transferred Seller Software, (ii) Transferred Third Party Software or (iii) Owned Equipment set forth on Section 1.1(e) of the Seller Disclosure Schedule.

“Excluded Liabilities” has the meaning set forth in Section 2.1(e).

“Excluded Real Property” means (a) the Harrow Facility, subject to the provisions of Section 5.25(e)(ii), and (b) any Shared Sites that the Parties mutually agree in writing to exclude as a Shared Site.

“Excluded Receivables” means accounts receivable, notes receivable and other rights to payment arising out of the Excluded Contracts.

“External Employee” has the meaning set forth in Section 7.1(a)(ix).

“FAS87” means U.S. Accounting Standards Codification Section 715-30.

“Fifth Wave Countries” means China (KEPS), China (KCICL), China (KCCL), and Vietnam, as such list of countries may be amended by mutual agreement of the Parties.

“Fifth Wave Deferred Closing Date” means June 1, 2014.

“Film and Materials Supply Agreement” means the agreement between Seller, as supplier, and Purchaser, as customer, to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit S.

“Film Capture Operations Financial Statements” has the meaning set forth in Section 3.11(b).

“Final Allocation” has the meaning set forth in Section 6.4(b).

“Financial Statements” has the meaning set forth in Section 3.11(b).

“First Wave Countries” means Australia, Austria, Bangladesh, Canada, Denmark, Finland, Germany, Hong Kong, Indonesia, Ireland, Israel, Italy, Japan, New Zealand, Mexico, Norway, Pakistan, Poland, Singapore, South Korea, Spain, Sri Lanka, Sweden, Switzerland, the United Kingdom and the United States, as such list of countries may be amended by mutual agreement of the Parties.

“Foreign Acquisition Entities” has the meaning set forth in Section 5.3(e).

“Form of Working Capital Statement” means the Working Capital Statement set forth on Exhibit KK hereto.

“Fourth Wave Countries” means Brazil and India, as such list of countries may be amended by mutual agreement of the Parties.

“Fourth Wave Deferred Closing Date” means March 1, 2014.

“Fuji Patents Sublicense Agreements” means the agreements between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing substantially in the forms attached hereto as Exhibit II-1 and Exhibit II-2.

“GAAP” means United States generally accepted accounting principles, methods, standards and practices as may be approved by the Financial Accounting Standards Board or the Securities and Exchange Commission, in each case as of the date or period at issue, and as applied by Seller in accordance with its past practice.

“General Scope of Services” has the meaning set forth in Section 5.17(a).

“GHG Permit” has the meaning set forth in Section 5.29(a)(xiii).

“GHG Regulations” has the meaning set forth in Section 5.29(a)(xiv).

“Government Antitrust Entity” means any Government Entity with jurisdiction over enforcement of any applicable Antitrust Law.

“Government Consent” means any approval, authorization, consent, Order, license, permission, permit, qualification, exemption or waiver by or from any Government Entity.

“Government Entity” means any U.S., supranational, foreign, federal, territorial, provincial or state governmental authority, any quasi-governmental authority, instrumentality, court, receiver, administrator, government, commission or tribunal of any of the foregoing, and any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing (including the Pension Protection Fund and the Pension Regulator of the United Kingdom).

“Grantee” has the meaning set forth in Section 5.25(g)(i).

“Grantor” has the meaning set forth in Section 5.25(g)(i).

“GTINs” has the meaning set forth in Section 5.32(a).

“Guarantee” has the meaning given to the term “Guaranty” in the Settlement Agreement.

“Harrow Facility” means that certain parcel of land and related building and improvements located at Headstone Drive, Harrow, Middlesex HA1 4TY, United Kingdom being part of the land registered at HM Land Registry of England and Wales under title number NGL863041 shown edged red on the plan attached to the Harrow Lease.

“Harrow Lease” means the lease between KL, on the one hand, and Purchaser or its Affiliate, on the other hand, to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit W.

“Harrow Phase 3 Land” means the land registered at HM Land Registry of England and Wales under title number NGL863041 other than the land to be demised pursuant to the Harrow Lease.

“Harrow Phase 3 Lease” means a lease or leases of part or parts of the Harrow Phase 3 Land between KL on the one hand and Purchaser or its Affiliate on the other hand to be executed contemporaneously with the Closing having terms permitted by agreements between Seller and Land Securities including termination rights so Seller can comply with its obligations to Land Securities and otherwise agreed between the Parties acting reasonably.

“Hazardous Materials” means any chemical, material, waste or substance listed, regulated or defined under applicable Environmental Law, and including polychlorinated biphenyls (PCBs), mold, methyl-tertiary butyl ether (MTBE), asbestos or asbestos-containing materials, lead-based paints, urea-formaldehyde foam insulation, Chinese drywall, and petroleum and petroleum products (including crude oil or any fraction thereof).

“Historic Business Information” means Business Information in electronic form stored in Shared Systems with a Record Age of three (3) years or more. For the avoidance of doubt, any such Business Information in electronic form for which a Record Age cannot be determined shall be deemed Current Business Information.

“Hold Harmless Agreement” means the agreement between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing in accordance with Section 5.15(a)(ii) substantially in the form attached hereto as Exhibit AA.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as may be amended from time to time.

“Identified Asset” has the meaning set forth in Section 5.26.

“Image Quality Testing Technical Agreement” means the agreement between Purchaser or a Purchaser Assign, on the one hand, and Seller, on the other hand, to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit MM.

“Indemnified Losses” has the meaning set forth in Section 10.2.

“Indemnified Parties” has the meaning set forth in Section 10.3.

“Indemnifying Party” has the meaning set forth in Section 10.4(a).

“Independent Environmental Verifier” has the meaning set forth in Section 5.29(a)(xv).

“Indirect Losses” means (a) any punitive damages other than punitive damages recovered by Third Parties in connection with a Third Party Claim, (b) any Losses to the extent such Losses are not the reasonably foreseeable result of any breach by the Indemnifying Party of a covenant contained in this Agreement (provided that this clause (b) shall not apply to any Losses that are recovered by Third Parties in connection with a Third Party Claim), (c) any damages solely attributable to diminution of value or lost profits to the extent constituting damages in excess of the difference between the value of what the Indemnified Party received in the transaction contemplated by this Agreement and the value of what the Indemnified Party should have received in the transaction contemplated by the Agreement if there had been no breach of the covenant by the Indemnifying Party for which breach the Indemnified Party is seeking indemnification and (d) any Losses to the extent such Losses are caused or increased by any action of the Indemnified Party or any of its Affiliates.

“Initial Allocation” has the meaning set forth in Section 6.4(b).

“Insolvency Event” means, with respect to any Person, that (a) such Person is insolvent, or is generally unable to pay its debts as they become due, or admits in writing its inability to pay its debts as they become due, or makes a general assignment for the benefit of its creditors or (b) such Person is the subject of a bankruptcy, insolvency, reorganization, liquidation, winding up or similar proceeding, or a receiver, interim receiver, trustee, conservator, intervenor or sequestrator or the like has been appointed for such Person, or any of their respective assets or properties.

“Intellectual Property” means any and all intellectual property, whether protected or arising under the Laws of the United States or any other jurisdiction, including all intellectual or industrial property rights in any of the following: (a) Trademarks; (b) Patents; (c) Copyrights; (d) Know-How; and (e) industrial designs, including any registrations and applications therefor, rights of publicity, and sui generis database rights (the items identified in this clause (e) collectively, “Other Intellectual Property”), but for the avoidance of doubt, in any case, excluding any Software.

“Intercompany Contract” means any Seller Contract solely by or among the Seller Parties and their respective Affiliates, including any management services agreement, administrative services agreement, license agreement, loan agreement or due to-due from account agreement.

“Interest” means any Lien or Claim to the extent such Lien or Claim constitutes an “interest” under Section 363(f) of the Bankruptcy Code.

“Interim Pension Payments” has the meaning set forth in Section 7.1(d)(ii).

“Interim Supply Agreements” means the interim agreements between a Seller Party, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, under which such Seller Party will supply to Purchaser or such Purchaser Assign products and/or materials manufactured at Seller’s KEPS, Xiamen, Perslavl, Malanpur, Manaus and/or Wuxi manufacturing facilities for and during the period between the Closing Date and the applicable Deferred Closing Date, each of which is to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit QQ.

“Inventory” means “inventory” (as such term is defined by GAAP).

“IRS” means the United States Internal Revenue Service.

“Junior DIP Facility” means (i) the Debtor-in-Possession Loan Agreement, dated as of March 22, 2013, among Seller and certain of Seller’s subsidiaries, as borrowers, Wilmington Trust, National Association, as agent, and the lenders from time to time party thereto, (ii) the Collateral Documents (as defined in the Debtor-in-Possession Loan Agreement), (iii) the Bankruptcy Court’s Order (I) Authorizing Debtors (A) to Obtain Post-Petition Financing Pursuant to 11 U.S.C. §§ 105, 361, 362, 364(c)(1), 364(c)(2), 364(c)(3), 364 (d)(1) and 364(e) and (B) to Continue to Utilize Cash Collateral Pursuant to 11 U.S.C. § 363 and (II) Granting Adequate Protection to Certain Pre-Petition Secured Parties Pursuant to 11 U.S.C. §§ 361, 362, 363 and 364 [Docket No. 2926], (iv) the Bankruptcy Court’s Order Amending Order (I) Authorizing Debtors (A) to Obtain Post-Petition Financing Pursuant to 11 U.S.C. §§ 105, 361, 362, 364(c)(1), 364(c)(2), 364(c)(3), 364 (d)(1) and 364(e) and (B) to Continue to Utilize Cash Collateral Pursuant to 11 U.S.C. § 363 and (II) Granting Adequate Protection to Certain Pre-Petition Secured Parties Pursuant to 11 U.S.C. §§ 361, 362, 363 and 364 [Docket No. 3279] and (v) Bankruptcy Court’s Order Authorizing the Debtors to (I) Enter into Financing Commitment Documents for Secured Supplemental Postpetition and Exit Financing, (II) Incur and Pay Associated Fees, Costs and Expenses and (III) Furnish Related Indemnities [Docket No. 3278], in each case as such agreement or related documents may be amended, restated, modified, supplemented, extended, renewed, refinanced or replaced or substituted from time to time.

“KAM” has the meaning set forth in Section 5.3(j).

“KEPS Plant” means all space that is currently used, required and/or reasonably necessary for the operation of the Business at that certain Real Property located at 1510 Chuanqiao Road T52-6 & T52-7, Shanghai, China.

“KIFL” means Kodak International Finance Limited, a company formed under the laws of England and Wales.

“KIFL Deferred Closing Notes” means non-interest-bearing loan notes issued by KIFL to the EKC Subsidiary, and guaranteed by Seller, having the terms set forth on Schedule B and an aggregate principal amount equal to the total amount of the Purchase Price that is allocable to the Deferred Closing Countries according to the Purchase Price Allocation Schedule.

“KL” means Kodak Limited, a company formed under the laws of the United Kingdom.

“KL Cash” means the amount in United States dollars that KL pays on the Closing Date to Purchaser in partial satisfaction of its obligations under the KPP Recovery Plan and the KPP Schedule of Contributions (as amended between the parties thereto and referred to in Paragraph (c) of Schedule I), that was set forth in a written notice provided by Seller to Purchaser at least five (5) Business Days prior to the Closing Date.

“Know-How” means techniques, practices, methods, knowledge, know-how, skill and experience, including any trade secrets therein.

“Knowledge” means, with reference to Seller, the actual knowledge (after reasonable inquiry and investigation) of those Persons listed on Section 1.1(c) of the Seller Disclosure Schedule, and, with reference to Purchaser, the actual knowledge (after reasonable inquiry and investigation) of Phillip Gibbons, in each case, subject to the subject matter limitations set forth thereon.

“Kodak Patents License Agreements” means the agreements between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing substantially in the forms attached hereto as Exhibit N-1 and Exhibit N-2.

“KPP” means the Kodak Pension Plan of the United Kingdom.

“KPP Claims” has the meaning set forth in the Settlement Agreement.

“KPP Holdco” has the meaning set forth in the preamble to this Agreement.

“KPP Notes” means a note or notes issued by Purchaser in a form and having terms mutually agreed by Seller and Purchaser prior to the Closing Date, having an aggregate principal amount equal to $650 million reduced by the amount of the Cash Price and further reduced by the amount of the KL Cash.

“KPP Recovery Plan” means the recovery plan (such term having the meaning given to it in section 226 of the United Kingdom’s Pensions Act 2004) between KL and Purchaser dated 30 September 2010.

“KPP Schedule of Contributions” means the schedule of contributions (such term having the meaning given to it in section 227 of the United Kingdom’s Pensions Act 2004) between KL and Purchaser dated 30 September 2010.

“KWCL Cash” has the meaning set forth in Section 5.30(a).

“Labor Agreement” means any written agreement that a Seller Party has entered into, or by which it is bound, with any union, works council or collective bargaining agent with respect to terms and conditions of employment of such Seller Party’s Employees.

“Law” means any law, statute, rule, regulation, code or Order enacted, issued, promulgated, enforced or entered by a Government Entity.

“Leaseback Agreements” has the meaning set forth in Section 5.25(g)(i).

“Leaseback Site” has the meaning set forth in Section 5.25(g).

“Legal Entity Change” has the meaning set forth in Section 5.29(a)(xvi).

“Liabilities” means any and all debts, liabilities, commitments, damages, losses, Claims or other claims, charges, demands, actions, suits, causes of action, judgments, assessments, payments, settlements, costs, fees, expenses and obligations of any kind, whether due or to become due, fixed or contingent, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be recorded or reflected in financial statements or disclosed in the notes thereto.

“Licensed Intellectual Property” means all of the Intellectual Property licensed to Purchaser or the respective Purchaser Assign under each of the Seller Intellectual Property License Agreements.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, lien, charge, restriction, lease, license, occupancy agreement, instrument, preference, priority, option, right of first refusal, Tax, or order of any Government Entity, of any kind or nature, whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, contingent or non-contingent, material or nonmaterial, known or unknown.

“Local Transfer Agreements” means those certain asset transfer agreements substantially in the form of Exhibit Z hereto to be entered into at the Closing (or, as applicable, at a Deferred Closing) in respect of the Transferred Assets and Assumed Liabilities in each Specified Jurisdiction (but not in any other jurisdiction), with such modifications and additional related documents as mutually agreed by the Parties or as required by applicable Law to effect the transfer and assignment of Transferred Assets and the assumption of the Assumed Liabilities and the transfer and employment of the Transferred Employees in the applicable jurisdiction on the terms and subject to the conditions of this Agreement.

“Losses” means losses, Liabilities, claims, obligations, deficiencies, demands, judgments, damages, interest, fines, penalties, suits, actions, causes of action, assessments, awards, costs and expenses (including costs of investigation and defense and attorneys’ and other professionals’ fees), or any diminution in value, whether or not involving a Third Party Claim.

“Material Adverse Effect” means a Change or circumstance that, individually or in the aggregate with any other Changes or circumstances, has a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Business, taken as a whole; provided, however, that none of the following, nor any Change arising therefrom, either individually or in the aggregate with any other Changes, shall be considered in determining whether a Material Adverse Effect has occurred: (a) Changes and circumstances generally affecting the economy, financial, credit or securities markets or political or regulatory conditions globally or in the United States of America or any foreign country, except to the extent that such Changes or circumstances have a materially disproportionate impact on the Business relative to the business of other companies in the industry and regions in which the Business operates; (b) Changes and circumstances generally affecting any of the industries, industry sectors or geographic sectors in which the Business operates, in which products or services of the Business are used or distributed or from which the Business obtains or purchases raw materials for use in its products or services, except to the extent that such Changes or circumstances have a materially disproportionate impact on the Business relative to the business of other companies in the industry and regions in which the Business operates; (c) any Change or prospective Change in Law or accounting standards (including GAAP) or interpretations or the enforcement thereof; (d) acts of war (whether or not declared), hostilities, sabotage, terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other natural disaster, or any other force majeure event, whether or not caused by any Person, or any national or international calamity or crisis; (e) any Change resulting or arising from the execution or delivery of this Agreement or the Ancillary Agreements, the consummation of the Transactions, or the announcement or other publicity or pendency with respect to any of the foregoing (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees, labor unions or Government Entities or any litigation resulting or arising therefrom, and including any Change relating to the identity of Purchaser and/or any of its Affiliates); (f) any Change resulting or arising from Seller’s announcement on August 23, 2012 of its intention to divest certain assets, including the Business; (g) any failure by the Business to meet any internal or external projections, forecasts or estimates of earnings, or budget, business or strategic plan for any period (it being agreed that the facts and circumstances giving rise to such failure may be taken into account in determining whether there has occurred a Material Adverse Effect); (h) any Excluded Asset or Excluded Liability (it being agreed that the facts and circumstances giving rise to the unavailability of any Excluded Asset for use by Seller or any of its Affiliates in

performing their obligations under this Agreement or any Ancillary Agreement may be taken into account in determining whether there has occurred a Material Adverse Effect); (i) any Change in the credit rating of Seller or any of its Affiliates or the DIP Facilities; (j) the pendency of the Bankruptcy Cases and any action approved by, or motion made before, the Bankruptcy Court; (k) any Change resulting or arising from the taking of, or the failure to take, any action by Seller or any of its Affiliates required or prohibited, as applicable, by this Agreement or consented to or requested by Purchaser in writing; and (l) any breach by Purchaser or any of its Affiliates of its obligations under this Agreement or the Confidentiality Agreement.

“Material Contract” has the meaning set forth in Section 3.7(a)(i).

“Material Jurisdictions” means those jurisdictions specified in Section 1.1(q) of the Seller Disclosure Schedule.

“Material Real Property Improvements” means the improvements, alterations and additions that are not deemed personal property by the Law of the applicable jurisdiction and that are (a) located on, and form part of, the Transferred Real Property, the KEPS Plant (and any other improvements, alterations and additions located on, and forming part of, the same Real Property that the KEPS Plant is located on), the Harrow Facility, the Harrow Phase 3 Land or the Rochester Sites, or (b) located on any Real Property subject to a Real Property Lease, to the extent a Seller Party is responsible for such improvements pursuant to the applicable Real Property Lease, and that are material, individually or in the aggregate, to the operation of the Business at such location.

“Minimum Terms and Conditions of Employment” means, with respect to an Employee (other than a Selected Employee), (a) the same or substantially similar position as such Employee’s position immediately prior to the Closing Date or a Deferred Closing Date, as applicable, (b) a work location within 50 miles of such Employee’s work location immediately prior to the Closing Date or a Deferred Closing Date, as applicable, (c) aggregate Cash Compensation which is no less than the aggregate Cash Compensation for such Employee in effect immediately prior to the Closing Date or a Deferred Closing Date, as applicable, and (d) employee benefits (but excluding any “pension benefits” as defined below) that are comparable in the aggregate to those generally made available to similarly situated Employees located in the applicable country immediately prior to the Closing Date or a Deferred Closing Date, as applicable (unless otherwise required by applicable Law); provided, that references to “immediately prior to the Closing Date or a Deferred Closing Date, as applicable” in this definition shall be replaced with “immediately prior to the date the relevant leave commenced” with respect to any STD Employee; and provided, further, that notwithstanding the exclusion of “pension benefits” from part (d) above, Purchaser is required to comply with Sections 7.1(c) and 7.1(d) of this Agreement. For purposes of this definition, “pension benefits” means only those benefits provided pursuant to a “defined benefit pension plan” within the meaning of FAS87.

“Modification” has the meaning set forth in Section 5.12(c).

“Negotiation Period” has the meaning set forth in Section 2.6(d).

“New Pension Plan” has the meaning set forth in the Settlement Agreement.

“New York Courts” has the meaning set forth in Section 11.5(b).

“Non-Assigned Asset” means a Consent Required Asset as to which all applicable Consents to assignment have not been granted prior to the Closing or the applicable Deferred Closing at which such Consent Required Asset would have otherwise been assigned but for the failure to obtain all applicable Consents to assignment.

“Non-Compete Period” means the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date; provided, however, that in the countries that together constitute the European Economic Area, such period will end on the third (3rd) anniversary of the Closing Date.

“Non-Debtor Subsidiary Sellers” means the Subsidiaries of Seller listed on Section 1.1(d) of the Seller Disclosure Schedule.

“Non-Solicitation Period” means the 24-month period immediately following the Closing Date.

“Notice Period” has the meaning set forth in Section 10.4(a).

“Notification” has the meaning set forth in Section 7.2(c)(i).

“Objection Notice” has the meaning set forth in Section 2.6(c).

“Objection Period” has the meaning set forth in Section 2.6(c).

“Opportunity” has the meaning set forth in Section 5.33(a).

“Order” means any permanent, preliminary or temporary order, judgment, injunction, decision, award, determination, decree or writ adopted or imposed by any Government Entity.

“Ordinary Course” means the ordinary course of the Business substantially consistent with past practice since the filing of the Bankruptcy Cases, as such practice may be modified from time to time to the extent necessary to reflect the Bankruptcy Cases and as such practice may be modified from time to time to reflect the separation of the Business from the other businesses of Seller and its Affiliates in a manner consistent with the terms hereof.

“Original Execution Date” has the meaning set forth in the recitals to this Agreement.

“Other Intellectual Property” has the meaning set forth in the definition of “Intellectual Property”.

“Other Sellers” means, collectively, the Debtor Subsidiary Sellers and the Non-Debtor Subsidiary Sellers.

“Outside Date” has the meaning set forth in Section 9.1(b)(iii).

“Overhead and Shared Services” means corporate or shared services provided by or at the direction of Seller to both the Business and one or more other businesses of the Seller Parties and their Affiliates, including travel and entertainment services, office supplies services (including scanning machines used by the Business, copy machines and fax machines), transportation and warehousing services, personal telecommunications services, computer hardware and software services, automotive fleet services, energy/utilities services, procurement and supply arrangements, research and development, treasury services, learning management services, library services, translation services, technical writing services, public relations, legal, compliance and risk management services (including workers’ compensation), payroll services, sales and marketing services, information technology and telecommunications services, call center services, accounting services, tax services, internal audit services, executive management services, investor relations services, human resources and employee relations management services, employee benefits services, credit, collections and accounts payable services, credit card services, property management services, health, safety and environmental services, environmental support services and customs and excise services, in each case including services relating to the provision of access to information, operating and reporting systems and databases and including all hardware and software or other Intellectual Property necessary for or used in connection therewith. Overhead and Shared Services shall not include any item in the previous sentence solely to the extent, in each case, that it is provided by the Business or by using Transferred Employees or any of the Transferred Assets.

“Owned Equipment” means (a) Equipment owned by Seller or any Other Seller that is held or used primarily in connection with the Business and (b) the other equipment listed on Section 1.1(e) of the Seller Disclosure Schedule.

“Owned Inventory” means (a) Inventory owned by Seller or any Other Seller that is held or used primarily in connection with the Business, including any such Inventory which is owned by Seller or the Other Sellers but which remains in the possession or control of a Third Party and (b) the other Inventory listed on Section 1.1(f) of the Seller Disclosure Schedule.

“Pakistan Lease” means the Tenancy Agreement by and between Mohammad Safdar S/O Mr. Bashir Ahmed Choudhry and M/S. Kodak Limited, dated as of January 23, 2009 for Premises located at Badar Commercial Street No. 5, Phase V, Extension Mezzanine No. 01 Plot 12 C, Karachi, Pakistan, as amended by that certain Renewal of Tenancy Agreement, dated as of October 1, 2012, as more particularly described as MEZZANINE NO.01, LOCATED ON MEZZANINE FLOOR, located on the building constructed on Plot No.12-C, situated on Badar Commercial Street No. 5, Phase-V (Ext), Defence Housing Authority, Karachi, along with all necessary electrical fittings and fixtures therein.

“Paper Control Strip Tolling Agreement” means the agreement between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit DD.

“Party” or “Parties” has the meaning set forth in the preamble to this Agreement.

“Patent Assignee” has the meaning set forth in the definition of “Patent Assignment Agreement”.

“Patent Assignment Agreements” means the agreements between Seller, on the one hand, and Purchaser or a Purchaser Assign (a “Patent Assignee”), on the other hand, to be executed contemporaneously with the Closing substantially in the forms attached hereto as Exhibit U-1 and Exhibit U-2.

“Patent Grant-Back License Agreements” means the agreements between Seller, on the one hand, and Purchaser or a Patent Assignee, on the other hand, to be executed contemporaneously with the Closing substantially in the forms attached hereto as Exhibit O-1 and Exhibit O-2.

“Patent Settlements” means obligations incurred in connection with the settlement of patent litigation, including releases, litigation standstills, non-exclusive licenses and covenants not to sue (but excluding any obligations that require the payment of money by Purchaser or any of its Affiliates), which obligations (a) cover all, or substantially all, of the Patents owned by Seller, (b) become effective pursuant to a written agreement entered into prior to the Agreed Time and (c) such obligations, as well as the remainder of a corresponding agreement, would not be in violation of Section 5.21 had the obligations become effective after Closing.

“Patents” means all national and multinational statutory invention registrations, patents, patent applications, provisional patent applications, industrial designs and industrial models, including all reissues, divisionals, continuations, continuations-in-part, extensions, reexaminations, design registrations and foreign counterparts of any of the foregoing, and all rights therein provided by multinational treaties, conventions or applicable Law.

“Payment Date” has the meaning set forth in Section 2.6(g).

“PDC Master Development and Support Agreement” means the agreement between Kodak (Shanghai) International Trading Co. Ltd, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit F.

“Pension Plan Employee” has the meaning set forth in Section 7.1(d)(i).

“Permitted Encumbrances” means, collectively, (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings, (b) statutory or common Law Liens to secure obligations to landlords, lessors or renters under leases or rental agreements to the extent Seller or its Affiliates are not in breach of such leases or rental agreements, including as a result of the delinquency of payment by Seller or its Affiliates under such leases or rental agreements, (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law, (d) statutory or common Law Liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like Liens for amounts not yet due and payable, (e) with respect to the Transferred Shares, restrictions on transfer under applicable securities Laws, (f) purchase money security interests arising in the Ordinary Course, (g) all covenants, conditions, restrictions, easements, encroachments, charges, rights-of-way, Liens, encumbrances and any similar matters of record affecting title to the Transferred Real Property, the Real Property subject to the Real Property

Leases and the Real Property owned or leased by the Transferred Subsidiary, as applicable, which do not and are not reasonably likely, individually or in the aggregate, to materially interfere with the occupancy or present use of such property or have a material adverse impact on the value of such Real Property or cause Purchaser to incur any material expense, (h) with respect to the Transferred Intellectual Property, Product Licenses, (i) with respect to the Transferred Patents, the Permitted Patent Encumbrances, and (j) any order of any Government Entity.

“Permitted Patent Encumbrances” means:

(a) the SSO Commitments;

(b) any rights of any Third Party to a Rejected Agreement under Section 365(n) of the Bankruptcy Code;

(c) any and all releases, licenses, immunities, covenants not to assert and rights of a counter-party under a Scheduled Patent License Agreement with respect to Transferred Patents (including any rights of a counter-party under a Scheduled Patent License Agreement that are binding on an assignee of a Transferred Patent as a matter of applicable non-bankruptcy Law), in each case, (x) solely to the extent such releases, licenses, immunities, covenants not to assert and rights of a counter-party exist as of the Agreed Time or are provided for in a Scheduled Patent License Agreement as of the Agreed Time, and (y) where such Scheduled Patent License Agreement is not rejected by Seller (provided that if Seller rejects such Scheduled Patent License Agreement at any time, the foregoing clause (b) shall be deemed to apply thereto);

(d) any rights of a licensee of intellectual property comprising the Transferred Patents under any written license agreement entered into after the Original Execution Date through the Closing with prior written consent of Purchaser in accordance with Section 5.7(a);

(e) any other rights and interests set forth in the Settlement and Sale Order that will not be discharged as set forth on Section 1.1(g) of the Seller Disclosure Schedule, or that are not dischargeable by the Bankruptcy Court under applicable Law;

(f) all licenses (express or implied) or covenants not to assert with respect to any of the Transferred Patents granted to a Third Party under Product Licenses;

(g) any co-ownership interests in the Transferred Patents set forth on Section 1.1(h) of the Seller Disclosure Schedule and Liens (other than licenses) granted by the non-Kodak co-owner of such Transferred Patents solely with respect to the proper exercise of its ownership interest in such patents, exclusive licenses granted solely by the non-Kodak co-owner with respect to its ownership interest in such patents, and non-exclusive licenses granted under such patents by the non-Kodak co-owner; and

(h) the rights of any licensee under the Patent Grant-Back License Agreements.

“Permitted Transfer” has the meaning set forth in Section 11.4.

“Person” means an individual, a partnership, a corporation, an association, a limited or an unlimited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization or other legal entity or Government Entity.

“Petition Date” has the meaning set forth in the recitals to this Agreement.

“Photo Chemicals Supply Agreement (Malanpur, India)” means the agreement between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit M-1.

“Photo Chemicals Supply Agreement (Wuxi, PRC)” means the agreement between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit M-2.

“Photo Chemical Technical Services Agreement” means the agreement between Purchaser or a Purchaser Assign, on the one hand, and Seller, on the other hand, to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit LL.

“PI Agreed Time LTM COGS” means the cost of goods sold of the PI Business for the three (3) month period ending on the Agreed Time, as determined in accordance with the Working Capital Principles.

“PI Agreed Time LTM Revenues” means the revenues of the PI Business for the three (3) month period ending on the Agreed Time, as determined in accordance with the Working Capital Principles.

“PI Business” means, collectively, the businesses of the Seller Parties known as Retail Systems Solutions, Paper & Output Systems, Film Capture and Event Imaging Solutions, each as currently conducted by any of the Seller Parties.

“PI Reference Accounts Payable” means an amount equal to (a) 31, divided by (b) the number of days in the three (3) month period ending on the Agreed Time, multiplied by (c) the PI Agreed Time LTM COGS.

“PI Reference Accounts Receivable” means an amount equal to (a) 35, divided by (b) the number of days in the three (3) month period ending on the Agreed Time, multiplied by (c) the PI Agreed Time LTM Revenues.

“PI Reference Adjusted Working Capital” means an amount equal to (a) the PI Reference Accounts Receivable, minus (b) the PI Reference Accounts Payable, plus (c) the PI Reference Inventory.

“PI Reference Inventory” means an amount equal to (a) 45, divided by (b) the number of days in the three (3) month period ending on the Agreed Time, multiplied by (c) the PI Agreed Time LTM COGS.

“PI/DI Competing Business” has the meaning set forth in Section 5.21(b)(vii).

“PI/DI Competing Person” has the meaning set forth in Section 5.21(b)(vii).

“Pilot Extrusion and Coating Service Agreement” means the agreement between Seller, as customer, and Purchaser, as supplier, to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit L.

“Plan of Reorganization” means the First Amended Joint Chapter 11 Plan of Reorganization of Eastman Kodak Company and Its Debtor Affiliates, filed with the Bankruptcy Court on June 18, 2013 (including the Plan Supplement and all other exhibits and schedules thereto, as may be amended, modified or supplemented from time to time).

“Post-Agreed Time Arising Liabilities” has the meaning set forth in Section 2.1(d)(i).

“Post-Closing Taxable Period” means any taxable period beginning after the Agreed Time.

“PPF Non-Objection” has the meaning set forth in the Settlement Agreement.

“PRC” means the People’s Republic of China, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan.

“Pre-Closing Taxable Period” means any taxable period ending on or prior to the Agreed Time.

“Principal Seller Parties” has the meaning set forth in the preamble to this Agreement.

“Printhead Refurbishment and Parts Supply Agreement” means the agreement between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, for and on behalf of Kodak (Wuxi) Company Limited, to be executed as promptly as practicable following the Closing (but no later than the Sixth Wave Deferred Closing Date) on the terms and conditions reflected on Exhibit I and with such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

“Product License” means any written contract, license, lease or other agreement entered into by, on behalf of or under authority of Seller or its Affiliates in the ordinary course of business consistent with past practice, prior to the Closing, including any click-through or shrink-wrap license, that (a) accompanies the sale, servicing (including support, maintenance and installation), licensing or provision of any product or service of Seller or its Affiliates, to a Person (including resellers and distributors), by or on behalf of Seller or its Affiliates, or (b) is incident to the provision of the development and/or servicing (including support, maintenance and installation) services by third party contractors, consultants and other providers, and (c) in each case includes rights under the Transferred Intellectual Property consisting solely of a non-exclusive grant of a license or similar rights (express or implied) to such Person under any of such Transferred Intellectual Property in favor of such Person, solely regarding such Person’s rights in connection with such product or service, and in respect of resellers and distributors, rights to market and sell such products and services.

“Profit Sharing Agreement” means an agreement to reflect the business understanding for the Harrow Facility and the Harrow Phase 3 Land between the Parties that Purchaser shall have all benefits and burdens of the ownership thereof, including: (A) the right to receive or retain any profits obtained by any Seller Party or Purchaser upon the sale or transfer of the Harrow Facility and the Harrow Phase 3 Land, together with any funds received under any overage agreement or other uplift with respect to the Harrow Facility and the Harrow Phase 3 Land themselves and any other real property transferred to Land Securities pursuant to the agreements between Seller and Land Securities including any overage payable pursuant to an Overage Deed dated 25 February 2010 and made between Kodak Limited (1) LS Harrow Properties Limited (2) and LS London Holdings One Limited (3); provided, however, in determining profits only those reasonable costs and expenses incurred after the Closing with respect to the Harrow Facility and the Harrow Phase 3 Land shall be deducted (and those costs shall include the costs of building a new access road to the Retained Land in accordance with the terms of the Permitted Lease), (B) control over the transfer and/or operation of the Harrow Facility and the Harrow Phase 3 Land (including any works (including demolition) required prior to any sale and/or transfer); and (C) if and when possible, a transfer of the freehold interest in the Harrow Facility and the Harrow Phase 3 Land (and the Real Property associated therewith) to Purchaser for no additional consideration.

“Purchase Price” means the sum of the Cash Price, the KL Cash, the value of the Assumed Liabilities and the aggregate principal amount of the KPP Notes.

“Purchase Price Allocation Schedule” has the meaning set forth in Section 6.4(a).

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Assign” has the meaning set forth in Section 11.4.

“Purchaser Employee Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other employee benefit or compensation plan, program, policy or arrangement, including any employment contract, deferred compensation, severance, stock option, stock purchase, stock-based, incentive, bonus, pension, retiree medical, disability and life insurance, fringe benefit, sabbatical, supplemental retirement, profit sharing, termination indemnity, jubilee payment, seniority premium, or 13th or 14th month bonus plan, program, policy or arrangement that is maintained or otherwise contributed to, required to be maintained by or contributed to, or sponsored by or on behalf of, Purchaser or any of its Subsidiaries or Affiliates, or under which Purchaser or any of its Subsidiaries or Affiliates has any obligation, with respect to those countries where they will employ Transferred Employees pursuant to this Agreement.

“Purchaser Indemnified Parties” has the meaning set forth in Section 10.3.

“Purchaser Permitted Assign” has the meaning set forth in Section 11.4.

“Purchaser Required Assign” has the meaning set forth in Section 11.4.

“Purchaser U.S. Pension Replacement Plan” has the meaning set forth in Section 7.1(c)(i).

“RAA Deed” has the meaning set forth in the recitals to this Agreement.

“REACH” has the meaning set forth in Section 5.29(a)(xvii).

“REACH-IT” has the meaning set forth in Section 5.29(a)(xviii).

“Real Estate Security Deposits” has the meaning set forth in Section 5.25(l).

“Real Property” means real property together with all buildings, structures and improvements located thereon and all fixtures attached thereto, together with all easements, rights-of-way, appurtenances and other rights benefiting such real property.

“Real Property Closing Documents” has the meaning set forth in Section 5.25(h).

“Real Property Leases” means the leases with respect to Real Property described on Section 2.1(a)(iv) of the Seller Disclosure Schedule and any replacements or renewals thereof entered into in accordance with Section 5.25(j)(i).

“Record Age” means, with respect to any record or other material (tangible or electronic) containing information and in relation to the Closing Date, the shortest of (a) the length of time since the record or material was created, (b) the length of time since the record or material was last modified, and (c) the length of time since the record or material was last accessed, in each case, if such length of time can be reasonably determined using available information such as any timestamps in the record or material or in related records or materials or, in the case of electronic records, the usage history of the system or encompassing database.

“Recoupable Transfer Tax” means any Transfer Tax imposed upon (or payable, collectible or incurred in connection with) this Agreement, the Transactions or the execution of any of the Ancillary Agreements, if, and only to the extent that, under applicable Law Purchaser will be entitled to a refund, credit, or other recoupment in respect of such Transfer Tax. Prior to Closing the Parties shall determine in good faith the Transfer Taxes that are Recoupable Transfer Taxes.

“Reference Adjusted Working Capital” means an amount equal to (a) the PI Reference Adjusted Working Capital, plus (b) the DI Reference Adjusted Working Capital.

“Rejected Agreement” means any Scheduled Patent License Agreement that is rejected by Seller pursuant to the Bankruptcy Code.

“Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment.

“Remediation” means any investigation, clean-up, removal action, remedial action, restoration, repair, abatement, response action, corrective action, monitoring, sampling and analysis, installation, reclamation, closure, or post-closure in connection with the suspected, threatened or actual Release of Hazardous Materials.

“Reportable 2012 Emissions” has the meaning set forth in Section 5.29(a)(xix).

“Reportable 2013 Emissions” has the meaning set forth in Section 5.29(a)(xx).

“Reportable Emissions” has the meaning set forth in Section 5.29(a)(xxi).

“Required Approvals” means the Consents from, and filings with and notices to, the Government Antitrust Entities set forth in Section 1.1(i) of the Seller Disclosure Schedule.

“Required Transfer” has the meaning set forth in Section 11.4.

“Response” has the meaning set forth in Section 5.33(a).

“Retained Patents License Agreements” means the license agreements listed on Section 1.1(j) of the Seller Disclosure Schedule.

“Reverse Transition Services” has the meaning set forth in Section 5.17(a)(i).

“Reverse Transition Services Agreement” has the meaning set forth in Section 5.17(a).

“RFS Sensitizing Technical Agreement” means the agreement between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit CC.

“Rochester Leases” means those certain leases between the Seller Parties, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, related to the Rochester Sites to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit HH.

“Rochester Manufacturing Line” has the meaning set forth in Section 5.21(d).

“Rochester Sites” means that certain Real Property used by the Business in Buildings 205, 308 and 59 in Eastman Business Park, Rochester, New York, as more particularly described in the Rochester Leases attached hereto as Exhibit HH.

“Sale Hearing” has the meaning set forth in the Settlement and Sale Motion.

“Scheduled Patents” has the meaning set forth in the definition of “Transferred Patents” in this Section 1.1.

“Scheduled Patent License Agreements” means the agreements set forth in Section 1.1(x) of the Seller Disclosure Schedule.

“Second Wave Country” means any country that the Parties mutually agree should be a Second Wave Country.

“Second Wave Deferred Closing Date” means October 1, 2013.

“Selected Compensation Payments” means the unpaid compensation amounts, whether or not earned as of the Closing Date, payable in the Ordinary Course consistent with past practice and in accordance with the applicable terms as in effect immediately prior to the Closing Date under any Seller Employee Plan listed on Section 1.1(k) of the Seller Disclosure Schedule, in each case in respect of any performance period commencing on or after January 1, 2013 and prior to the Closing Date and through the end of the applicable performance period, to eligible Employees who become Transferred Employees.

“Selected Employees” has the meaning set forth in Section 7.1(a)(vi) of the Seller Disclosure Schedule.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Contracts” means those Contracts of Seller or any Other Seller that relate primarily to the Business.

“Seller Disclosure Schedule” means the disclosure schedule delivered by Seller to Purchaser on the Original Execution Date.

“Seller Employee Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other employee benefit or compensation plan, program, policy or arrangement, including any employment contract, deferred compensation, severance, stock option, stock purchase, stock-based, incentive, bonus, pension, retiree medical, disability and life insurance, fringe benefit, sabbatical, supplemental retirement, profit sharing, termination indemnity, jubilee payment, seniority premium, or 13th or 14th month bonus plan, program, policy or arrangement that is maintained or otherwise contributed to, required to be maintained by or contributed to, or sponsored by or on behalf of, Seller or any of its Subsidiaries or Affiliates, or under which Seller or any of its Subsidiaries or Affiliates has any obligation with respect to any Employee or any beneficiary or dependent thereof.

“Seller Guarantee(s)” has the meaning set forth in Section 5.15(a).

“Seller Indemnified Parties” has the meaning set forth in Section 10.2.

“Seller Insurance Policies” means all current or previous insurance policies of Seller and its Affiliates, including, but not limited to, all policies covering: Property and Business Interruption, Workers’ Compensation, Employers Liability, Automobile Liability,

Commercial General Liability, Excess Liability, Pension Trust Liability, Directors & Officers Liability, Marine Cargo and Transit Insurance, Crime and Fiduciary Insurance, Environmental Liability, Professional Liability and all other insurance policies or programs arranged or otherwise provided or made available by Seller or its Affiliates that cover (or covered) any of the Covered Assets and Persons at any time prior to the Closing.

“Seller Intellectual Property License Agreements” means the (a) Software and Intellectual Property License Agreements, (b) Kodak Patents License Agreements, (c) Trademark License Agreements, (d) DC/KISS Patents Sublicense Agreements and (e) Fuji Patents Sublicense Agreements.

“Seller Parties” means, collectively, Seller, the Other Sellers and the Transferred Subsidiary.

“Senior DIP Facility” means (i) the Amended and Restated Debtor-in-Possession Credit Agreement, originally dated as of January 20, 2012 and amended and restated as of March 22, 2013, among Seller and certain of Seller’s Subsidiaries, as borrowers, Citicorp North America, Inc., as agent, Wells Fargo Capital Finance, LLC, as co-collateral agent, and the lenders from time to time party thereto, (ii) the Collateral Documents (as defined in the Debtor-in-Possession Credit Agreement), (iii) the Bankruptcy Court’s Final Order (I) Authorizing Debtors to (A) Obtain Post-Petition Financing Pursuant to 11 U.S.C. §§ 105, 361, 362, 364(c)(1), 364(c)(2), 364(c)(3), 364(d)(1) and 364(e) and (B) to Utilize Cash Collateral Pursuant to 11 U.S.C. § 363 and (II) Granting Adequate Protection to Pre-Petition Secured Parties Pursuant to 11 U.S.C. §§ 361, 362, 363 and 364 [Docket No. 375], (iv) the Bankruptcy Court’s Order (I) Authorizing Debtors (A) to Obtain Post-Petition Financing Pursuant to 11 U.S.C. §§ 105, 361, 362, 364(c)(1), 364(c)(2), 364(c)(3), 364 (d)(1) and 364(e) and (B) to Continue to Utilize Cash Collateral Pursuant to 11 U.S.C. § 363 and (II) Granting Adequate Protection to Certain Pre-Petition Secured Parties Pursuant to 11 U.S.C. §§ 361, 362, 363 and 364 [Docket No. 2926] and (v) the Bankruptcy Court’s Order Amending Order (I) Authorizing Debtors (A) to Obtain Post-Petition Financing Pursuant to 11 U.S.C. §§ 105, 361, 362, 364(c)(1), 364(c)(2), 364(c)(3), 364 (d)(1) and 364(e) and (B) to Continue to Utilize Cash Collateral Pursuant to 11 U.S.C. § 363 and (II) Granting Adequate Protection to Certain Pre-Petition Secured Parties Pursuant to 11 U.S.C. §§ 361, 362, 363 and 364 [Docket No. 3279], in each case as such agreement or related documents may be amended, restated, modified, supplemented, extended, renewed, refinanced or replaced or substituted from time to time.

“Sensitive Information” has the meaning set forth in Section 5.19(e)(i).

“Separation” has the meaning set forth in Section 5.17(e).

“Settlement Agreement” has the meaning set forth in the recitals to this Agreement.

“Settlement and Sale Motion” means the motion (in form and substance reasonably satisfactory to Purchaser) filed by the Debtors with the Bankruptcy Court seeking entry of the Settlement and Sale Order.

“Settlement and Sale Order” means the Order (I) Approving (A) the KPP Global Settlement and (B) Procedures for the Assumption and Assignment of Certain Contracts and (II) Authorizing the Debtors’ (A) Entry into Agreements with Respect to the Transfer of the Document Imaging and Personalized Imaging Businesses and (B) Use, License and Lease of Property of the Estate in Connection Therewith, [Docket No. 4113], entered by the Bankruptcy Court on June 21, 2013.

“Severance Payments” has the meaning set forth in Section 7.2(d).

“Severance Payment Date” has the meaning set forth in Section 7.2(d).

“Severance Payment Statement” has the meaning set forth in Section 7.2(d).

“Shared Contracts” means the portions of the Contracts set forth on Section 5.24 of the Seller Disclosure Schedule that are to be partially assigned to Purchaser in accordance with the terms of Section 5.24.

“Shared Site Agreement Term Sheet” means the term sheet attached to this Agreement as Exhibit Q.

“Shared Site Agreements” means the agreements between Seller or an Other Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, for the lease, license or other occupancy of the Shared Sites, containing the terms substantially in the form set forth on the term sheet attached as Exhibit Q hereto.

“Shared Site Overleases” means those leases pursuant to which Seller or the Other Sellers have the right to use and occupy the leased Shared Sites.

“Shared Sites” means the Real Property set forth on Section 1.1(w) of the Seller Disclosure Schedule except for any such Real Property that the Parties mutually agree in writing shall be excluded from the definition of Shared Sites.

“Shared System” means a transactional or analytic system used by Seller or any of its Affiliates that is not Transferred Seller Software and that contains Business Information. For the avoidance of doubt, “Shared System” excludes any Backup System.

“Sixth Wave Country” means China (Wuxi), as such list of countries may be amended by mutual agreement of the Parties.

“Sixth Wave Deferred Closing Date” means December 1, 2014.

“Software” means any and all (a) computer programs and other software, including applications, modules, tools, scripts and other code, whether in source code or object code; and (b) computerized databases and compilations.

“Software and Intellectual Property License Agreements” means the agreements between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing substantially in the forms attached hereto as Exhibit K-1 and Exhibit K-2.

“SOW” has the meaning set forth in Section 5.17(f).

“Specialty Chemicals Supply Agreement” means the agreement between Seller, as supplier, and Purchaser or a Purchaser Assign, as customer, to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit E.

“Specialty Chemicals Technical Services Agreement” means the agreement between Seller, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit P.

“Specified Avoidance Claims” means all claims of Seller and the Debtor Subsidiary Sellers arising under Sections 544, 545, 547, 548, 549, 550 or 551 of the Bankruptcy Code against (a) any of the Transferred Employees or (b) any Third Party that is a counterparty to an Assigned Contract to the extent such claims arise as the result of the execution, delivery or performance of such Assigned Contract.

“Specified Jurisdictions” means Argentina, Australia, Austria, Brazil, Canada, China, Finland, Germany, Hong Kong, India, Italy, Japan, Malaysia, Mexico, Poland, Russia, Singapore, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, the United Kingdom and any other jurisdictions mutually agreed to by the Parties.

“SSO” means a standards-setting organization.

“SSO Commitments” means the promises, declarations and commitments granted, made or committed, in each case, in writing by Seller to SSOs concerning any of the Transferred Patents pursuant to the written membership agreements, written by-laws or written policies of SSOs in which Seller was a participant, in each case solely to the extent that (a) Seller is required pursuant to such promises, declarations or commitments or applicable non-bankruptcy Law to bind the Person to whom Seller transfers the Transferred Patents to such promises, declarations or commitments, and (b) such promises, declarations or commitments constitute interests in property under applicable U.S. federal bankruptcy Law.

“STD Employee” means any Employee (other than an Employee transferring in accordance with the Acquired Rights) who has been receiving short-term disability pay or workers compensation supplement pay for two (2) or more consecutive months immediately prior to the Closing Date.

“Straddle Period” has the meaning set forth in Section 6.3(a).

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries, provided, however, that no BFN Seller or Subsidiary of a BFN Seller shall be deemed a Subsidiary of Seller or any Other Seller.

“Substance Registrations” has the meaning set forth in Section 5.29(a)(xxii).

“SUDAM Incentive” has the meaning set forth in Section 5.3(j)(i).

“SUFRAMA/SEPLAN Incentives” has the meaning set forth in Section 5.3(j)(iii).

“Supporting Collateral” has the meaning set forth in Section 5.15(a).

“Tax” means any domestic or foreign, federal, state, local, provincial, territorial or municipal taxes collected by any Tax Authority, including net income, gross income, individual income, capital, value-added, goods and services, gross receipts, sales, use, ad valorem, transfer, franchise, profits, business, environmental, Real Property, personal property, service, service use, withholding, payroll, employment, unemployment, severance, occupation, social security, excise, stamp, customs, and all other taxes, duties, assessments, deductions, withholdings or similar charges payable to any Tax Authority, however denominated and whether estimated or final, together with any interest and penalties, additions to tax or additional amounts imposed or assessed with respect thereto. For the avoidance of doubt, Taxes shall not include any fees or costs relating to patent or other intellectual property maintenance, registration or prosecution.

“Tax Authority” means any Government Entity with responsibility for, and competent to impose, collect or administer, any form of Tax.

“Tax Returns” means all returns, reports (including elections, declarations, disclosures, schedules, estimates and information returns) and other information filed or required to be filed with any Tax Authority relating to Taxes, including any attachment thereto and amendments thereof.

“Technical Knowledge Management Professional Services Agreement” means the agreement between Seller, as provider, and Purchaser or a Purchaser Assign, as customer, to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit H.

“Term Sheet Agreement” has the meaning set forth in Section 5.28(a).

“Termination Benefits” has the meaning set forth in Section 7.2(a).

“Third Party” means any Person that is neither a Party nor an Affiliate of a Party.

“Third Party Claim” has the meaning set forth in Section 10.4(a).

“Third Party Confidential Information” has the meaning set forth in Section 5.19(e)(i).

“Third Wave Countries” means Argentina, Dubai, Malaysia, Philippines, Russia, Taiwan, Thailand, as such list of countries may be amended by mutual agreement of the Parties.

“Third Wave Deferred Closing Date” means December 1, 2013.

“TM Model” has the meaning set forth in Schedule A.

“TMM Assets” has the meaning set forth in Section 2.8(e).

“TMM End Date” means the later of (i) the date of the Deferred Closing with respect to the Transferred Assets located at Manaus, Brazil and (ii) the date of the Deferred Closing with respect to the Transferred Assets located at Xiamen, China.

“TMM Liabilities” has the meaning set forth in Section 2.8(e).

“TMM Transfer Date” has the meaning set forth in Section 2.8(b)(vi).

“Tolling Agreements” means the agreements between a Seller Party, on the one hand, and Purchaser or its Affiliate, on the other hand, under which Purchaser will perform toll manufacturing or similar services to the extent necessary to give effect to the TM Model during the period between the Closing Date and the applicable TMM Transfer Date in accordance with Schedule A, each of which is to be executed contemporaneously with the Closing substantially in the form attached hereto as Exhibit PP.

“Top Customers” has the meaning set forth in Section 3.18.

“Top Suppliers” has the meaning set forth in Section 3.18.

“Total 2012 Emissions Trading Allowances” has the meaning set forth in Section 5.29(a)(xxiii).

“Total 2013 Emissions Trading Allowances” has the meaning set forth in Section 5.29(a)(xxiv).

“Trademark Assignee” has the meaning set forth in the definition of “Trademark Assignment Agreements”.

“Trademark Assignment Agreements” means the agreements between Seller, on the one hand, and Purchaser or a Purchaser Assign (a “Trademark Assignee”), on the other hand, to be executed contemporaneously with the Closing substantially in the forms attached hereto as Exhibit T-1 and Exhibit T-2.

“Trademark License Agreements” means the agreements between Seller, on the one hand, and Purchaser or a Trademark Assignee, on the other hand, to be executed contemporaneously with the Closing substantially in the forms attached hereto as Exhibit BB-1 and Exhibit BB-2.

“Trademarks” means, together with the goodwill associated therewith, all trademarks, service marks, trade dress, logos, distinguishing guises and indicia, trade names, corporate names, business names, domain names and URLs, whether or not registered, including all common law rights, and registrations, applications for registration and renewals thereof, including, but not limited to, all marks registered in the United States Patent and Trademark Office, the trademark offices of the states and territories of the United States of America, and the trademark offices of other nations throughout the world and of multi-national bodies, along with all rights therein provided by multinational treaties, conventions or applicable Law.

“Transactions” means the consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement.

“Transfer Amount” has the meaning set forth in Section 7.1(d)(ii).

“Transfer Taxes” means all goods and services, sales, excise, use, transfer, gross receipts, documentary, filing, recordation, value-added, stamp, stamp duty reserve, stamp duty land, customs, customs duty, and all other similar Taxes, duties or other like charges, however denominated (including any Real Property transfer Taxes, any conveyance and recording fees, and any mortgage recording fees), together with interest, penalties and additional amounts imposed with respect thereto. For the avoidance of doubt, Transfer Taxes shall not include any of the foregoing Taxes which arise as a result of any transfers (other than transfers of Transferred Assets occurring in anticipation of the Closing or a Deferred Closing), or the conduct or operation of the Business, prior to Closing (or the Agreed Time if treated by the applicable jurisdiction as being the time of the closing, and in the case of the portion of the Business operated in a Deferred Closing Country, prior to the Deferred Closing with respect to such Deferred Closing Country).

“Transferred Assets” has the meaning set forth in Section 2.1(a).

“Transferred Copyrights” means those Copyrights owned by one or more Seller Parties and used or held for use exclusively in connection with the Business (or any portion thereof), including, for the avoidance of doubt, any Copyrights in any Business Information constituting Transferred Assets.

“Transferred Employee” means (a) any Employee who accepts an offer of employment by, and commences employment with, Purchaser or any of its Affiliates in accordance with the terms of Section 7.1 or (b) any Employee whose employment transfers to Purchaser or any of its Affiliates by operation of Law (whether automatically under the Acquired Rights or applicable local Laws or as a result of being employed by the Transferred Subsidiary); provided, however, that no Employee shall be a Transferred Employee under clause (b) above where the Employee refuses or objects to the transfer to Purchaser in accordance with applicable local Law; provided, further, that a Transferred Employee shall include any Employee under clause (a) above that on the Closing Date (or on the applicable Deferred Closing Date for an Employee of a Deferred Closing Country) is on the active payroll of any Seller Party but who is not actively at work, such as an Employee on vacation or similar leave, on a regularly scheduled day off from work, on temporary leave for purposes of jury or annual national service/military duty, on maternity, paternity or adoption leave, on leave under the Family and Medical Leave Act of 1993 (or any similar state or local Laws), on leave under the Kodak Family Medical Leave Plan, or on other nonmedical leave of absence, and including each Employee on military leave with veteran’s reemployment rights under applicable Law whether or not such Employee is on the active payroll of any Seller Party on the Closing Date (or on the applicable Deferred

Closing Date for an Employee of a Deferred Closing Country), but excluding any Employee on long term disability on the Closing Date (or on the applicable Deferred Closing Date for an Employee of a Deferred Closing Country).

“Transferred Employee Email” means the electronic mail of a Transferred Employee that such Transferred Employee transfers to Purchaser in accordance with Section 5.19(f).

“Transferred Employee Plan” means any Seller Employee Plan or any portion of a Seller Employee Plan (or a portion of the Liabilities of such Seller Employee Plan) listed on Section 7.1(d)(i) of the Seller Disclosure Schedule.

“Transferred Employee Records” means, other than to the extent prohibited by applicable Law, (i) such personnel records, books, files or other documentation relating to the employment of the Transferred Employees as may be reasonably requested by Purchaser and mutually agreed upon in good faith between Purchaser and Seller and (ii) all documentation concerning Employees that Seller is required to provide in accordance with Sections 3.15 and 7.1 of this Agreement.

“Transferred Intellectual Property” means the Transferred Trademarks, the Transferred Patents, the Transferred Seller Software, the Transferred Copyrights and the Transferred Other Intellectual Property.

“Transferred Names” means the names set forth in Section 1.1(p)(ii) of the Seller Disclosure Schedule.

“Transferred Other Intellectual Property” means any and all Other Intellectual Property that is owned by one or more Seller Parties and used or held for use exclusively in connection with the Business (or any portion thereof).

“Transferred Patents” means (a) those patents and patent applications listed on Section 1.1(l) of the Seller Disclosure Schedule (all such patents and patent applications, collectively, “Scheduled Patents”); (b) reissues, reexaminations, continuations, continuations in part (only with respect to subject matter disclosed in the Scheduled Patents), divisionals, requests for continuing examinations or continuing prosecution applications, or design registrations of any Scheduled Patent; (c) all national (of any country of origin) and regional counterparts to which any of the items identified in clause (a) or (b) above claims priority (directly or indirectly); and (d) all patents issuing on any of the items identified in clause (a), (b) or (c) above.

“Transferred Real Property” means the real estate parcels described on Section 1.1(m) of the Seller Disclosure Schedule.

“Transferred Shares” means all of the capital stock and other equity interests of the Transferred Subsidiary.

“Transferred Seller Software” means all Software owned by one or more Seller Parties and used or held for use exclusively in connection with the Business (or any portion thereof), including the Software listed on Section 1.1(n)(i) of the Seller Disclosure Schedule, subject to any conditions or restrictions set forth therein.

“Transferred Subsidiary” means the Person set forth in Section 1.1(o) of the Seller Disclosure Schedule.

“Transferred Third Party Software” means the Software listed on Section 1.1(n)(ii) of the Seller Disclosure Schedule subject to any conditions or restrictions set forth therein.

“Transferred Trademarks” means the Trademarks set forth in Section 1.1(p)(i) of the Seller Disclosure Schedule and any and all Trademarks not listed thereon that are owned by one or more Seller Parties and used or held for use exclusively in connection with the Business (or any portion thereof), but excluding in all cases any Transferred Names. Transferred Trademarks do not include any Trademarks which are comprised, in whole or in part, of the terms KODAK, KODA, KOD or EKTA.

“Transition Services” has the meaning set forth in Section 5.17(a)(i).

“Transition Services Agreement” means an agreement between Seller and/or certain of its Subsidiaries, on the one hand, and Purchaser or a Purchaser Assign, on the other hand, to be executed concurrently with the Closing, substantially in the form attached hereto as Exhibit D, except that the schedules to such agreement shall be agreed between the Parties in accordance with Section 5.17.

“Unaudited Historical Carve-Out Financial Statements” means the unaudited combined financial statements, prepared on a carve-out basis for Event Imaging Solutions, which comprise the combined statement of financial position as of December 31, 2012 and December 31, 2011, and the related combined statement of operations, of comprehensive (loss) income, of invested (deficit) income and of cash flows for each of the three (3) years in the period ended December 31, 2012.

“Unaudited Pro Forma Transaction Balance Sheets” means the unaudited balance sheets for each of Retail Systems Solutions, Paper & Output Systems, Event Imaging Solutions, Film Capture and Document Imaging, as of, and for the 12 months ended, December 31, 2012, prepared to reflect the Transferred Assets, Excluded Assets, Assumed Liabilities and Excluded Liabilities.

“UPC Deferred Transfer Date” means the earliest of: (i) five years after the Closing Date, (ii) the date which Seller determines, in its sole discretion, to be the date that the wind-down of Seller’s consumer inkjet consumables business is complete and (iii) the date of an Insolvency Event of Seller.

“Venezuela Assets” has the meaning set forth in Section 5.31(a)(ii).

“Venezuela Contracts” has the meaning set forth in Section 5.31(a)(i).

“Venezuela Employee” has the meaning set forth in Section 5.31(a)(iii).

“Venezuela Employee Payments” has the meaning set forth in Section 5.31(c).

“Venezuela Leases” means, collectively, the Venezuela Office Lease and the Venezuela Warehouse Lease.

“Venezuela Office Lease” means the Office Lease Agreement by and between Maria Cardenas de Perasso and Kodak Venezuela S.A., notarized before the Sixth Public Notary of Chacao Municipality, Miranda State, on February 18, 2008 being recorded under the number 71, volume 24 of the Notary’s books, for Premises located at Avenida Rio Caura Prados del Este, Caracas, Venezuela.

“Venezuela Warehouse Lease” means the Warehouse Lease Agreement by and between Compañía Anónima UNIVEL and Kodak Venezuela S.A., notarized before the Sixth Public Notary of Chacao Municipality, Miranda State, on March 7, 2008 being recorded under the number 33, volume 37 of the Notary’s books, for Premises located at Av Garcia Gonzalez da Silva, La Yaguara, Libertador, Caracas, Venezuela.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act of 1989, as may be amended from time to time, or any similar state or local Law.

“Warranty Repair Obligations” means the obligations of the Business for warranty repair to be performed on or after the Agreed Time to the extent arising out of the obligations of any Seller Party under the terms of the Assigned Contracts or the Shared Contracts.

“Withholding Tax Estimate” has the meaning set forth in Section 6.2(b).

“Working Capital Principles” means the principles used to determine Agreed Time Adjusted Working Capital and Reference Adjusted Working Capital set forth on Exhibit JJ hereto.

“Working Capital Principles (Build-Up)” means the principles used to determine Agreed Time Adjusted Working Capital (Build-Up) set forth on Exhibit OO hereto.

“Working Capital Statement” has the meaning set forth in Section 2.6(a).

“Xiamen Utility Services Agreement” means the agreement among Kodak (China) Company Limited, on the one hand, and Purchaser, on the other hand, to be executed as promptly as practicable following the Closing (but no later than the Fifth Wave Deferred Closing Date unless the parties otherwise mutually agree) on the terms and conditions reflected on Exhibit EE and with such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law.

Section 1.2 Other Definitional Provisions. Unless the express context otherwise requires:

(a) the word “day” means calendar day;

(b) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(c) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(d) the terms “Dollars” and “$” mean United States Dollars;

(e) references herein to a specific Section, Subsection or Schedule shall refer, respectively, to Sections, Subsections or Schedules of this Agreement;

(f) wherever the word “include”, “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g) references herein to any gender include the other gender;

(h) references in this Agreement to the “United States” mean the United States of America and its territories and possessions;

(i) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and

(j) except as otherwise specifically provided in this Agreement, any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and (ii) all attachments thereto and instruments incorporated therein.

Article II

PURCHASE AND SALE OF ASSETS

Section 2.1 Purchase and Sale.

(a) Transferred Assets. On the terms and subject to the conditions set forth herein, at the Closing (or, in the case of the Deferred Closing Assets, at the applicable Deferred Closing), Seller shall, and shall cause the Other Sellers to, sell, convey, transfer, assign and deliver to Purchaser or one or more Purchaser Assigns, and Purchaser or one or more Purchaser Assigns shall purchase and acquire from Seller and each Other Seller, all of Seller’s and the Other Sellers’ right, title and interest, as of the Closing (or, in the case of the Deferred Closing Assets, as of the applicable Deferred Closing), in and to the following assets, but excluding the Excluded Assets (collectively, the “Transferred Assets”) (it being understood that (x) in the case of the Transferred Assets (excluding any Transferred Names) that are transferred or assigned by Seller or any Debtor Subsidiary Seller, such assets will be free and clear of all Interests (other than Permitted Encumbrances, Assumed Liabilities and Liens created by or through Purchaser or any of its Affiliates) pursuant to and to the maximum extent permitted by Sections 363 and 365 of the Bankruptcy Code and (y) in the case of (i) the Deferred Closing Assets and (ii) the Transferred Assets (excluding any Transferred Names) that are transferred or assigned by the Non-Debtor Subsidiary Sellers, such assets will be free and clear of all Liens (other than Permitted Encumbrances, Assumed Liabilities and Liens created by or through Purchaser or any of its Affiliates)):

(i)	the assets listed on Section 2.1(a)(i) of the Seller Disclosure Schedule;

(ii)	the Transferred Shares;

(iii)	the Transferred Real Property;

(iv)	all of Seller’s and each of the Other Sellers’ rights in the Real Property Leases;

(v)	the Owned Inventory;

(vi)	the Owned Equipment;

(vii)	subject to Section 2.1(f) and Section 5.12, the Assigned Contracts and the Shared Contracts;

(viii)	the Current Assets;

(ix)	the Specified Avoidance Claims (to the extent not released by Seller and the Debtor Subsidiary Sellers);

(x)	subject to Section 5.19, the Current Business Information;

(xi)	subject to Section 5.19, the Historic Business Information;

(xii)	subject to Section 5.19, the Transferred Employee Email;

(xiii)	all rights and interests in all telephone numbers for cell phones provided by Seller to Transferred Employees;

(xiv)	the Transferred Employee Records;

(xv)	all assets and rights to the extent provided for in Article VII (Employment Matters);

(xvi)	the Transferred Intellectual Property (all of which shall be assigned and transferred as of the Closing), subject to (A) the Permitted Encumbrances, (B) any and all licenses listed on Section 3.8(b) of the Seller Disclosure Schedule and (C) Seller’s rights pursuant to this Agreement to maintain and utilize copies of any Business Information constituting Transferred Assets;

(xvii)	subject to Section 5.12, the Transferred Third Party Software;

(xviii)	the Transferred Names, but solely to the extent of Kodak’s rights, if any, in such Transferred Names, which are sold, conveyed, transferred and assigned on an “as-is” basis, together with all goodwill thereto, if any;

(xix)	all guaranties, warranties, indemnities and similar rights in favor of Seller or any Other Seller primarily related to any Transferred Asset or the Business;

(xx)	all causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by Seller or any Other Seller to the extent primarily related to the Transferred Assets, the Assumed Liabilities or the ownership, use, function or value of any Transferred Asset or the operation of the Business, whether arising by way of counterclaim or otherwise;

(xxi)	to the extent assignable under applicable Law, all Consents of Government Entities primarily related to the Business;

(xxii)	all prepaid expenses relating to any Transferred Asset (except for any post-Closing rent, costs, or other expenses due pursuant to the terms of any Real Property Leases prepaid by Seller as set forth in Section 5.25(m));

(xxiii)	all goodwill associated with the Business;

(xxiv)	any rights of Seller or any Other Seller to insurance proceeds under any Seller Insurance Policy for any Transferred Asset that is materially damaged or destroyed between the Original Execution Date and the Closing Date (or, in the case of a Transferred Asset that is to be assigned at a Deferred Closing, between the Original Execution Date and the Deferred Closing Date with respect to such Transferred Asset);

(xxv)	all other assets of Seller and the Other Sellers that are primarily used or held for use in the conduct of the Business, whether tangible or intangible, real, personal or mixed, but excluding any such assets that constitute Intellectual Property or Software; and

(xxvi)	any Tax assets to the benefit of the Purchaser under Section 6.5(a).

(b) Excluded Assets. Notwithstanding anything in this Section 2.1 or elsewhere in this Agreement to the contrary, Seller and the Other Sellers shall retain (subject to the terms and conditions of the Ancillary Agreements) all of their existing right, title and interest in and to, and there shall be excluded from the sale, conveyance, assignment or transfer to Purchaser or Purchaser Assigns pursuant to this Agreement all of Seller’s and the Other Sellers’ assets other than the Transferred Assets, and the Transferred Assets shall not include any of the following assets held by Seller or any Other Seller (collectively, the “Excluded Assets”):

(i)	the Excluded Current Assets;

(ii)	all Seller Insurance Policies and, except as set forth in Section 2.1(a)(xxiv), all refunds due from, or payments due on, claims with an insurer in respect of losses arising prior to the Closing (or, in the case of claims pertaining to Transferred Assets that are to be assigned at a Deferred Closing, arising prior to the Deferred Closing with respect to such Transferred Assets);

(iii)	the benefit of any Tax assets, including Tax refunds, Tax losses, credits or similar benefits relating to the Transferred Assets or the Business that are in existence as of the Agreed Time or that are allocable to a Pre-Closing Taxable Period or to the portion of a Straddle Period ending on and including the Agreed Time, except to the extent expressly agreed by this Agreement to be transferred to Purchaser at the Closing;

(iv)	all assets and rights to the extent provided for in Article VII (Employment Matters);

(v)	all claims, causes of action and rights to the extent relating to any Excluded Liabilities or to any Liabilities for which Seller or any Other Seller is responsible under this Agreement (including rights of set-off, rights to refunds and rights of recoupment from or against any Third Party);

(vi)	the security deposits made by or on behalf of Seller or any Other Seller (including those relating to Assigned Contracts) set forth on Section 2.1(b)(vi) of the Seller Disclosure Schedule; it being understood that the security deposits set forth on Section 2.1(b)(vi) of the Seller Disclosure Schedule that have been paid to the landlord under any Real Property Lease shall be treated pursuant to Section 5.25(o) below;

(vii)	the Excluded Real Property and any other Real Property owned or leased by any Seller Party other than (A) the Transferred Real Property, (B) the Real Property Leases, (C) any rights granted to Purchaser and its Affiliates with respect to the applicable Real Property pursuant to the Harrow Lease, the Harrow Phase 3 Lease, the Rochester Leases, the Shared Site Agreements or the Transition Services Agreement, and (D) any rights granted to Purchaser and its Affiliates with respect to the KEPS Plant pursuant to this Agreement;

(viii)	the Excluded Information;

(ix)	the Excluded IT;

(x)	subject to Section 5.12, any right, title and interest under or to any Non-Assigned Asset;

(xi)	the Excluded Contracts and Excluded Receivables;

(xii)	the BFN Assets and the BFN Swiss Assets; and

(xiii)	all assets set forth on Section 2.1(b)(xiii) of the Seller Disclosure Schedule.

(c) For the avoidance of doubt, the following assets of Seller and the Other Sellers shall constitute “Excluded Assets”:

(i)	except for (A) the Transferred Intellectual Property, (B) Intellectual Property and Software owned by the Transferred Subsidiary and (C) any Intellectual Property or rights to Intellectual Property assigned or licensed by any Seller Party or its Affiliates pursuant to the Ancillary Agreements, any rights to (x) any Intellectual Property of any Seller Party or its Affiliates or (y) Intellectual Property owned by a Third Party, except to the extent licensed under an Assigned Contract or a Shared Contract or is otherwise listed on Section 1.1(n)(ii) of the Seller Disclosure Schedule as Transferred Third Party Software (subject to the conditions and restrictions set forth therein and the terms of Section 5.12);

(ii)	all rights of Seller or any Other Seller under this Agreement and the Ancillary Agreements;

(iii)	all of the rights and claims of Seller and the Debtor Subsidiary Sellers available to Seller and the Debtor Subsidiary Sellers under the Bankruptcy Code, of whatever kind or nature, as set forth in Sections 544 through 551, inclusive, 553, 558 and any other applicable provisions of the Bankruptcy Code, and any related claims and actions arising under such Sections by operation of Law or otherwise, including any and all proceeds of the foregoing, other than the Specified Avoidance Claims;

(iv)	all of the rights and claims against Third Party debtors or debtors-in-possession subject to proceedings under the Bankruptcy Code to the extent such rights and claims are subject to an Order entered by a United States Bankruptcy Court that would void or otherwise materially affect the Transactions in the event any relevant consent is not obtained from such Bankruptcy Court or the relevant Third Party debtor or debtor-in-possession prior to the Closing; and

(v)	all stock or other equity interests in any Person owned by Seller or any Other Seller, other than the Transferred Subsidiary.

For the avoidance of doubt, any assets owned by the Transferred Subsidiary (other than the assets set forth on Section 5.18 of the Seller Disclosure Schedule) shall continue to be owned by the Transferred Subsidiary and shall not constitute Excluded Assets under this Agreement even if such assets are of the same kind and nature as any asset held by Seller or any Other Seller that constitutes an Excluded Asset; provided that (a) any Trademarks held by the Transferred Subsidiary (other than the Transferred Trademarks) and (b) the assets specified in Section 2.1(b)(iii) shall be Excluded Assets even if they are owned by the Transferred Subsidiary. In addition to the above, Seller and the Other Sellers shall have the right to retain, at their own expense, following the Deferred Closing with respect to the Transferred Subsidiary, copies of any book, record, literature, list and any other written or recorded information constituting Business Information to which Seller and the Other Sellers in good faith determine they are reasonably likely to need access for bona fide business, tax or legal purposes (including, for the avoidance of doubt, the provision of services under the Transition Services Agreement). Nothing in this Agreement shall require Seller or its Affiliates to (1) purge any information from any Backup System or (2) purge any information from any Shared System; provided that Seller shall at all times comply with Section 5.10 in respect of any Business Information residing in any Backup System or Shared System after the Closing Date.

(d) Assumed Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing (or, in the case of the Deferred Closing Liabilities, at the applicable Deferred Closing), Purchaser or one or more Purchaser Assigns shall assume and become responsible for, and duly and properly perform, discharge and pay, when due, the following, and only the following, Liabilities of Seller and the Other Sellers (the “Assumed Liabilities”), with the understanding that only those Liabilities of the Transferred Subsidiary described below in this Section 2.1(d) shall be Assumed Liabilities:

(i)	all Liabilities to the extent arising from the conduct, operation or ownership of the Business on or after the Agreed Time (“Post-Agreed Time Arising Liabilities”), including (A) all such Post-Agreed Time Arising Liabilities with respect to the ownership, exploitation and operation of the Transferred Assets, (B) all such Post-Agreed Time Arising Liabilities related to Actions or claims brought against the Business, (C) all such Post-Agreed Time Arising Liabilities under any products liability Laws or similar Laws concerning defective products, and (D) all such Post-Agreed Time Arising Liabilities under any other applicable Laws, but excluding Liabilities to the extent arising from any act or omission of any of the Seller Parties or any of their respective Affiliates occurring prior to the Agreed Time;

(ii)	all Liabilities of any kind of Seller Party or any Other Seller arising out of or under the terms of the Assigned Contracts or the Shared Contracts (including Warranty Repair Obligations and Deferred Revenue Obligations), but excluding any Liabilities to the extent resulting from any breach or default thereof by any Seller Party occurring prior to the Agreed Time;

(iii)	all Liabilities with respect to all maintenance fees and prosecution costs with the U.S. Patent and Trademark Office and any foreign patent offices related to the Transferred Patents associated with the ownership or exploitation by or through Purchaser of the Transferred Patents, or otherwise arising by or through Purchaser, on or after the Agreed Time;

(iv)	the Permitted Patent Encumbrances (but not the Contracts creating any of the Permitted Patent Encumbrances) to the extent they constitute Liabilities and obligations;

(v)	all non-monetary Liabilities that a “Kodak Divested Business” or an “Acquirer” thereof (as such terms are defined in the Retained Patents License Agreements) are required to assume in accordance with the terms of the Retained Patents License Agreements;

(vi)	solely in respect of the Transferred Patents, Patent Settlements;

(vii)	all non-monetary Liabilities arising on or after the Agreed Time under any licenses of Intellectual Property and licensing assurances, declarations, agreements or undertakings relating to the Transferred Trademarks or Transferred Seller Software which Seller or any Other Seller may have granted or committed to Third Parties, but excluding to the extent resulting from Liabilities resulting from any breach or default of such licenses, licensing assurances, declarations, agreements or undertakings by any of the Seller Parties occurring on, prior to or after the Agreed Time;

(viii)	all Liabilities transferred to and assumed by Purchaser and its Affiliates to the extent expressly set out in Article VII (Employment Matters);

(ix)	all Liabilities for the Selected Compensation Payments as expressly set out in Article VII (Employment Matters);

(x)	all Liabilities for Taxes that are the responsibility of Purchaser under Article VI (Tax Matters);

(xi)	all Current Liabilities;

(xii)	all Liabilities relating to the Business that relate to or arise from or in connection with any Permitted Encumbrance, but excluding Liabilities to the extent resulting from or increased as a result of any breach or default under any obligation giving rise to such Permitted Encumbrance by any of the Seller Parties prior to the Agreed Time;

(xiii)	all Liabilities relating to any Environmental Law with respect to any Transferred Real Property, the Harrow Facility or Real Property Leases (other than Excluded Environmental Liabilities);

(xiv)	all Liabilities with respect to 503(b)(9) Claims in connection with any 365 Debtor Contract that is not an Assigned 365 Debtor Contract; and

(xv)	all other Liabilities listed on Section 2.1(d)(xv) of the Seller Disclosure Schedule.

(e) Excluded Liabilities. Notwithstanding anything in Section 2.1(d) or elsewhere in this Agreement to the contrary, Purchaser and any Purchaser Assigns shall not assume or be deemed to have assumed any Liabilities of Seller, the Other Sellers or any of their Affiliates (including the Transferred Subsidiary) other than the Assumed Liabilities (such other Liabilities, collectively, the “Excluded Liabilities”). For the avoidance of doubt, and without limiting the immediately preceding sentence, the following Liabilities of Seller, the Other Sellers and any of their Affiliates constitute Excluded Liabilities:

(i)	all Liabilities to the extent they relate to or arise from any Excluded Assets;

(ii)	all Excluded Environmental Liabilities;

(iii)	all Liabilities for Taxes that are the responsibility of Seller under Article VI (Tax Matters);

(iv)	all Liabilities of any Seller Party to the extent they arise under this Agreement or any of the Ancillary Agreements;

(v)	all Liabilities of any Seller Party arising prior to the Agreed Time to the extent related to the conduct, operation or ownership of the Business prior to the Agreed Time (other than the Assumed Liabilities);

(vi)	all Liabilities arising in connection with the Continuity Plan and/or any other retention-based Seller Employee Plan; and

(vii)	all Liabilities that are the responsibility of any Seller Party under Article VII (Employment Matters).

For the avoidance of doubt, unless expressly provided otherwise, Section 2.1(e)(iii) is the exclusive provision dealing with Taxes under this Section 2.1(e) and no other provision in this Section 2.1(e) shall apply to Taxes.

(f) Treatment of Debtor Contracts.

(i)	Section 2.1(f)(i) of the Seller Disclosure Schedule sets forth a list of all 365 Debtor Contracts and the respective Cure Costs, which schedule Seller shall promptly update and/or supplement as it identifies additional 365 Debtor Contracts; provided that all updates and supplements shall be complete prior to or on the second Business Day prior to the anticipated hearing to approve the Chapter 11 Plan, unless Seller and Purchaser otherwise agree.

(ii)	Unless Seller and Purchaser shall otherwise agree, no later than one Business Day prior to the hearing to approve the Chapter 11 Plan, Purchaser shall deliver to Seller lists (each, an “Assumption List”) of the 365 Debtor Contracts that it desires Seller (or any other Debtor) to assign, assume and assign, assume and assign at date after the Closing Date or, in the case of Shared Contracts, assume and partially assign, to Purchaser. All 365 Debtor Contracts listed in an Assumption List shall be “Assigned 365 Debtor Contracts” hereunder, unless Seller and Purchaser otherwise agree or is determined by the Bankruptcy Court, and all 365 Debtor Contracts not listed in an Assumption List shall be Excluded Assets.

(iii)	The Debtors shall promptly seek the approval of the Bankruptcy Court to permit the assignment, assumption and assignment, assumption and assignment at a date after the Closing Date or, in the case of Shared Contracts, assumption and partial assignment, as applicable, of all Assigned 365 Debtor Contracts and, if required by Section 365 of the Bankruptcy Code, consent of the applicable non-Debtor counterparty.

(g) Assumption and Assignment Procedures.

(i)	In accordance with the assumption and assignment procedures approved in the Settlement and Sale Order (the “Assignment Procedures”), Seller shall file with the Bankruptcy Court one or more notices (each, an “Assignment Notice”) notifying the Assigned 365 Debtor Contracts counterparties of the assignment, the assumption and assignment, the assumption and assignment at a date after the Closing Date, or, in the case of the Shared Contracts, the assumption and partial assignment, as applicable, of their Assigned 365 Debtor Contract.

(ii)	All Assignment Notices and related orders approving the assumption and assignment of the Assigned 365 Debtor Contracts shall be in form and substance reasonably acceptable to Purchaser and Seller. With respect to each Assignment Notice, the Debtors shall deliver notice to all Persons entitled to notice, all in accordance with the Assignment Procedures, applicable provisions of the Bankruptcy Code, applicable bankruptcy rules, and applicable order(s) of the Bankruptcy Court.

(h) Cure Costs; Adequate Assurance.

(i)	In connection with the assumption and assignment, assumption and assignment at a date after the Closing Date and, in the case of the Shared Contracts, assumption and partial assignment, of any Assigned 365 Debtor Contract, the Cure Costs, as required by the Bankruptcy Code and provided in the Settlement and Sale Order, shall be paid in full by Purchaser at or prior to Closing and such payment shall not entitle Purchaser to any adjustment to the Purchase Price. Seller and its Subsidiaries shall have no liability in connection with the Cure Costs of any 365 Debtor Contract (except with respect to Shared Contracts, where applicable Cure Costs will be apportioned between Purchaser and Seller according to the obligations due and owing under the partially assigned portions of the Shared Contract).

(ii)	Prior to the hearing before the Bankruptcy Court to assume any Assigned 365 Debtor Contracts, Purchaser shall provide, if requested, adequate assurance of its future performance under each applicable Assigned 365 Debtor Contract to the parties thereto (other than the Debtors) as may be reasonably required in satisfaction of Section 365(f)(2)(B) of the Bankruptcy Code and any applicable Orders of the Bankruptcy Court. If requested, Purchaser agrees to promptly take all actions reasonably required to assist in demonstrating adequate assurance of future performance under the Assigned 365 Debtor Contracts, such as furnishing affidavits, non-confidential financial information and other documents or information necessary for filing with the Bankruptcy Court.

(iii)	Purchaser acknowledges and agrees that, if it becomes necessary to pay any additional Cure Costs or make any other payments, or provide any assurances of future payment or performance or take any other action in connection with the assumption and assignment of an Assigned 365 Debtor Contract or any assurances necessary to satisfy Purchaser’s obligations under Section 2.1(h)(i) or Section 2.1(h)(ii), Purchaser shall bear such costs and expenses and take such actions as may be reasonably required in order to cause such Assigned 365 Debtor Contract to be assigned to Purchaser hereunder, in each case without recourse to Seller or its Subsidiaries.

(i) BFN Sellers. Except to the extent contemplated by or incorporated into any BFN Irrevocable Offer or BFN Local Transfer Agreement, (A) the BFN Sellers shall not sell, convey, assign, deliver or transfer any asset or Liability under this Agreement and (B) nothing in this Agreement shall apply to, or govern, the sale, assignment, transfer, retention or assumption of assets, rights, properties or Liabilities of, or by, the BFN Sellers, and no Party shall have any obligation with respect thereto. The only assets, rights, properties and Liabilities of the BFN Sellers that Purchaser offers to acquire or assume are solely as expressly set forth in the relevant BFN Irrevocable Offers and the relevant BFN Local Transfer Agreements.

(j) BFN Swiss Assets.

(i)	If any BFN Irrevocable Offer is accepted by the relevant BFN Seller prior to the Closing, then this Agreement shall be automatically updated to include the relevant BFN Swiss Assets as Transferred Assets simultaneously with the acceptance of such BFN Irrevocable Offer and the execution of Exhibit B thereto.

(ii)	If any BFN Irrevocable Offer has not been accepted as of the Closing by the relevant BFN Seller, the Parties agree as follows:

(A)	Purchaser, Seller and EKSA will consummate the sale, conveyance, transfer, assignment and delivery to Purchaser of the relevant BFN Swiss Assets, subject to and simultaneously with the consummation of the sale, conveyance, transfer, assignment and delivery to Purchaser of the corresponding BFN Assets.

(B)	Prior to the Closing, Seller and Purchaser will cooperate in good faith to reach mutually acceptable arrangements to enable EKSA and the relevant BFN Seller to continue to operate the Business as currently conducted by EKSA and the relevant BFN Seller, until the earlier of (x) the acceptance or rejection of the relevant BFN Irrevocable Offer or (y) the expiration thereof.

(k) Patent Maintenance Costs. If, between the Original Execution Date and the Agreed Time, Seller has paid any maintenance fees due and payable to a patent office or similar organization in respect of the Transferred Patents for any period that ends after the Agreed Time, the liability for such maintenance fees shall be allocated, on a pro rata basis based on the number of calendar days, (i) to Seller for the part of such period that ends on and including the Agreed Time and (ii) to Purchaser for the part of such period that begins after the Agreed Time. At Closing, Purchaser shall reimburse Seller for any part of such maintenance fees that are the responsibility of Purchaser under clause (ii) above.

(l) SSO Commitments. Purchaser acknowledges that the Transferred Patents are assigned and transferred subject to the SSO Commitments. Purchaser hereby commits to respect the SSO Commitments, solely with respect to the applicable Transferred Patents, and solely to the same extent as the SSO Commitments are binding upon Seller with respect to such Transferred Patents prior to the transfer of the Transferred Patents herein; provided, however, that nothing herein shall be construed as a commitment or agreement by Purchaser or its Affiliates to subject any Patents other than the Transferred Patents to the SSO Commitments. Purchaser shall confirm in writing to the U.S. Department of Justice, Antitrust Division, to the extent (i) requested by such Government Entity and (ii) required by applicable Law, the existence and scope of Purchaser’s commitments under this Section 2.1(l) with respect to such Transferred Patents.

Section 2.2 Purchase Price.

(a) General. Subject to subsection (c) below, on the terms and subject to the conditions set forth herein, in consideration of the sale of the Transferred Assets, in addition to (i) the assumption of the Assumed Liabilities and (ii) the KPP Notes, at Closing (or, if the Closing does not occur on a Business Day, in accordance with Section 2.3) Purchaser shall pay, or shall procure that one or more Purchaser Assigns shall pay, an amount in cash equal in the aggregate to $325,000,000 (the “Cash Price”) plus the amount of the KL Cash, in immediately available funds to Seller (it being agreed that Seller shall direct that such payment be allocated among each of the Seller Parties in accordance with the amount set forth next to such Seller Party’s name on the Purchase Price Allocation Schedule). At Closing, Purchaser shall also issue the KPP Notes to Seller, or shall procure that one or more Purchaser Assigns will transfer the KPP Notes to Seller. Additionally, on or prior to the Closing Date the Parties shall take, and shall cause their Affiliates to take, all necessary actions to carry out the transactions set forth in Schedule I, provided that (w) the transactions set forth in Schedule I shall take place in the sequence set out therein, (x) none of the transactions (excluding any transactions taking place prior to the Closing Date) set forth in Schedule I shall take place unless each of the other transactions are capable of being completed in full (following the performance of the transactions listed before them), (y) if Closing does not occur by the Outside Date, the Parties agree that any transaction (excluding any transactions taking place prior to the Closing Date) set forth in Schedule I that may have occurred before that date shall be null, void and of no legal effect and the Parties shall use commercially reasonable efforts to reverse the effect of such transactions and place all affected entities in the position that they were in immediately before the first such transaction was completed and (z) to the extent that there is any inconsistency between Schedule I and the terms of this Agreement (excluding Schedule I), or any Ancillary Agreements, the terms of this Agreement (excluding Schedule I), or any Ancillary Agreements, as applicable shall prevail.

(b) Purchase Price Adjustments. After the Closing, the Purchase Price will be finally adjusted and payments made pursuant to Section 2.6, Section 2.7, Section 2.8(c)(v) (and Schedule A), Section 2.8(d)(vi) (and Schedule A) and Section 2.8(i) (and Schedule A).

(c) Deferred Closing Notes. For each Deferred Closing Country, the amount of the Purchase Price that is attributable to such Deferred Closing Country as set forth on the Purchase Price Allocation Schedule (such amount being the “Deferred Closing Purchase Price” with respect to such Deferred Closing Country) shall be paid by Purchaser or a Purchaser Assign to the EKC Subsidiary at Closing in return for a KIFL Deferred Closing Note with a principal amount equal to the Deferred Closing Purchase Price with respect to such Deferred Closing Country and with the Closing Date as its issue date.

Section 2.3 Closing Date. The completion of the purchase and sale of the Transferred Assets (other than the Deferred Closing Assets) and the assumption of the Assumed Liabilities (other than the Deferred Closing Liabilities) (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, on the first day (i) that is the first Business Day of a month and (ii) on which all of the conditions set forth under Article VIII (Conditions to the Closing) (other than conditions to be satisfied at the Closing, but subject to the waiver or fulfillment of those conditions) have been satisfied or, if permissible, waived by Seller and/or Purchaser (as applicable), or at such other place and on such other date as shall be mutually agreed upon in writing by Purchaser and Seller (the day on which the Closing takes place being the “Closing Date”). The Closing shall be effective as of 12:01 a.m., local time in each jurisdiction where the Closing occurs, on the Closing Date; provided that, to the extent permitted by applicable Law and accounting practices, for tax and accounting purposes, the Closing shall be treated by the Parties and their Subsidiaries as being effective as of the Agreed Time. Section 2.4 Purchaser Closing Deliverables. At the Closing, Purchaser shall, and/or shall cause any Purchaser Assign to, deliver to Seller the following: an amount equal to the Cash Price plus the KL Cash, in immediately available United States dollars by wire transfer to an account or accounts which have been designated by Seller at least two (2) Business Days prior to the Closing Date;

(b) the KPP Notes, payable to Seller;

(c) a counterpart of the Assignment and Assumption Agreement (other than with respect to the Deferred Closing Assets and the Deferred Closing Liabilities), in the form attached as Exhibit A and dated as of the Closing (the “Assignment and Assumption Agreement”), duly executed by Purchaser or the appropriate Purchaser Assign;

(d) counterparts of such other instruments of assignment and assumption, quitclaim deeds, bills of sale and other instruments or documents, in form and substance reasonably acceptable to Seller and Purchaser, as may be necessary to effect the transfer of the Transferred Assets consisting of Transferred Intellectual Property, tangible personal property, owned Real Property and leased Real Property to Purchaser or the appropriate Purchaser Assign (other than, in each case, the Deferred Closing Assets), duly executed by Purchaser or the appropriate Purchaser Assign;

(e) a Local Transfer Agreement in respect of each Seller Party incorporated in a Specified Jurisdiction that is a First Wave Country duly executed by the Foreign Acquisition Entity for such Specified Jurisdiction (or other appropriate Purchaser Assign), but solely to the extent all required Consents from, and filings with and notices to, the Government Entities in such Specified Jurisdiction have been obtained or made;

(f) a counterpart of each of the other Ancillary Agreements that by their terms are to be executed and delivered on the Closing Date, duly executed by Purchaser or the appropriate Purchaser Assign; and

(g) the certificate to be delivered pursuant to Section 8.2(c).

Section 2.5 Seller Closing Deliverables. At the Closing, Seller shall deliver to Purchaser, or cause to be delivered to Purchaser by the Other Sellers, as applicable, the following:

(a) a counterpart of the Assignment and Assumption Agreement (other than with respect to the Deferred Closing Assets and the Deferred Closing Liabilities) duly executed by Seller and each Other Seller (other than any Other Seller that has executed and delivered, or is expected to execute and deliver at a Deferred Closing, a Local Transfer Agreement in accordance with section (c) below or Section 2.8(d)(iii));

(b) counterparts of such other instruments of assignment and assumption, quitclaim deeds, bills of sale, title affidavits, and other instruments or documents, in form and substance reasonably acceptable to Seller and Purchaser or the appropriate Purchaser Assign, as may be necessary to effect the transfer of the Transferred Assets consisting of Transferred Intellectual Property, tangible personal property, owned Real Property and leased Real Property to Purchaser or the appropriate Purchaser Assign (other than, in each case, the Deferred Closing Assets), duly executed by the appropriate Seller Parties;

(c) a Local Transfer Agreement in respect of each Seller Party incorporated in a Specified Jurisdiction that is a First Wave Country duly executed by such Seller Party, but solely to the extent all required Consents from, and filings with and notices to, the Government Entities in such Specified Jurisdiction have been obtained or made;

(d) a counterpart of each of the Ancillary Agreements that by their terms are to be executed and delivered on the Closing Date, duly executed by the appropriate Seller Parties;

(e) the certificate to be delivered pursuant to Section 8.3(c);

(f) a duly executed FIRPTA certificate meeting the requirements under Treasury Regulation section 1.1445-2, certifying that Seller is not a foreign Person, and that is in a form reasonably satisfactory to Purchaser; and

(g) an assignment of the KIFL Deferred Closing Note(s) by the EKC Subsidiary to Purchaser or one or more Purchaser Assigns designated by Purchaser, together with the KIFL Deferred Closing Note(s).

Section 2.6 Working Capital Adjustment. No later than 90 days after the Closing Date, Purchaser shall prepare in good faith and deliver to Seller a statement (the “Working Capital Statement”) in the form of the Form of Working Capital Statement that sets forth Purchaser’s calculation of Agreed Time Adjusted Working Capital and Reference Adjusted Working Capital, prepared in accordance with the Working Capital Principles, and the Agreed Time Adjusted Working Capital (Build-Up), prepared in accordance with the Working Capital Principles (Build-Up).

(b) Thereafter, at the request of Seller, Purchaser shall give Seller reasonable access during normal business hours to Purchaser’s working papers and any working papers of Purchaser’s independent accountants relating to the preparation of the Working Capital Statement, as well as the books and records of Purchaser that relate to the Business that are relevant to Purchaser’s calculation of Agreed Time Adjusted Working Capital, Reference Adjusted Working Capital and Agreed Time Adjusted Working Capital (Build-Up); provided, however, that the independent accountants of Purchaser shall not be obligated to make any working papers available to Seller unless and until Seller has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. In addition, Purchaser shall make its representatives responsible for and knowledgeable about the information used in, and the preparation and calculation of, the Working Capital Statement, reasonably available to answer questions with respect to the contents of the Working Capital Statement and Seller’s calculation of Agreed Time Adjusted Working Capital, Reference Adjusted Working Capital and Agreed Time Adjusted Working Capital (Build-Up).

(c) Seller shall be entitled to dispute the calculation of the Agreed Time Adjusted Working Capital, Reference Adjusted Working Capital or the Agreed Time Adjusted Working Capital (Build-Up) set forth in the Working Capital Statement if it delivers a written notice (an “Objection Notice”) to Purchaser within 60 days after delivery of the Working Capital Statement (the “Objection Period”). The Objection Notice shall contain a reasonably detailed description of any changes that Seller proposes to be made to the calculation of the Agreed Time Adjusted Working Capital, the Reference Adjusted Working Capital or the Agreed Time Adjusted Working Capital (Build-Up) set forth in the Working Capital Statement. If Seller does not deliver an Objection Notice to Purchaser within the Objection Period, Seller shall not be entitled to dispute the calculation of Agreed Time Adjusted Working Capital, the Reference Adjusted Working Capital or the Agreed Time Adjusted Working Capital (Build-Up) set forth in the Working Capital Statement, which shall be final and binding on each of the Parties.

(d) If Seller delivers an Objection Notice to Purchaser within the Objection Period, Seller and Purchaser shall attempt in good faith to agree upon the amount of the Agreed

Time Adjusted Working Capital, the Reference Adjusted Working Capital and Agreed Time Adjusted Working Capital (Build-Up) during the period commencing on the date of delivery of the Objection Notice and ending 30 days thereafter (the “Negotiation Period”). If Seller and Purchaser agree in writing on the Agreed Time Adjusted Working Capital, the Reference Adjusted Working Capital and the Agreed Time Adjusted Working Capital (Build-Up) (whether such amounts are the same as or different from the amounts set forth in the Working Capital Statement) during the Negotiation Period, the Agreed Time Adjusted Working Capital, the Reference Adjusted Working Capital and the Agreed Time Adjusted Working Capital (Build-Up) shall be the amounts agreed upon by the Parties.

(e) If Seller and Purchaser do not agree in writing on the Agreed Time Adjusted Working Capital, the Reference Adjusted Working Capital or the Agreed Time Adjusted Working Capital (Build-Up) prior to the expiration of the Negotiation Period, each Party shall (A) jointly engage Plante Moran, or, if such firm declines to serve as accounting arbiter or the Parties agree in writing not to engage such firm, such other firm of independent public accountants as mutually agreed upon by Purchaser and Seller (the “Accounting Arbiter”) and (B) submit to the Accounting Arbiter, not later than 15 days after the end of the Negotiation Period, a statement containing its calculation of the items in dispute (each, an “Arbiter Statement”), which shall include only those items set forth in the Objection Notice that remain in dispute at the expiration of the Negotiation Period. The Accounting Arbiter, acting as an expert and not as an arbitrator, shall make a final and binding determination as to all matters in dispute as promptly as practicable after its appointment. In determining the proper amount of the Agreed Time Adjusted Working Capital, the Reference Adjusted Working Capital and/or the Agreed Time Adjusted Working Capital (Build-Up), as applicable, the Accounting Arbiter shall be bound by the terms of this Section 2.6 and may not increase the amount of any item in dispute above the highest amount set forth in the Arbiter Statement nor decrease any such amount below the lowest amount set forth in the Arbiter Statement. The Accounting Arbiter shall not review any line items or make any determination with respect to any matter other than those matters set forth in the Arbiter Statement. The Accounting Arbiter shall send its written determination of the Agreed Time Adjusted Working Capital, the Reference Adjusted Working Capital and/or the Agreed Time Adjusted Working Capital (Build-Up), as applicable, to Seller and Purchaser, and such determination and calculation shall be final and binding on the Parties, absent fraud or manifest error. The fees and expenses of the Accounting Arbiter shall be borne by Purchaser and Seller in inverse proportion to the dollar amount of the items in dispute set forth in the Arbiter Statements as to which such Party prevails in the accounting arbitration, which proportionate allocations shall also be determined by the Accounting Arbiter at the time it renders its determination on the merits of the matters in dispute. The Accounting Arbiter may not award damages, interest or penalties to any party with respect to any matter.

(f) Once a final and binding determination of the Agreed Time Adjusted Working Capital, the Reference Adjusted Working Capital and the Agreed Time Adjusted Working Capital (Build-Up) has been made in accordance with the applicable provisions of this Section 2.6: (i) if the Agreed Time Adjusted Working Capital is greater than the sum of $10 million plus the Reference Adjusted Working Capital, then Purchaser shall make a payment to Seller in accordance with Section 2.6(g) equal to the difference between (A) the Agreed Time Adjusted Working Capital and (B) the sum of $10 million plus the Reference Adjusted Working

Capital; (ii) if the Agreed Time Adjusted Working Capital is less than the sum of the Reference Adjusted Working Capital less $10 million, then Seller shall make a payment to Purchaser in accordance with Section 2.6(g) equal to the difference between (X) the sum of the Reference Adjusted Working Capital less $10 million and (Y) the Agreed Time Adjusted Working Capital; or (iii) if the Agreed Time Adjusted Working Capital is equal to or greater than the sum of the Reference Adjusted Working Capital less $10 million and equal to or less than the sum of the Reference Adjusted Working Capital plus $10 million, then neither Purchaser nor Seller shall be required to make any payment to the other pursuant to this Section 2.6. In addition, once a final and binding determination of the Agreed Time Adjusted Working Capital, the Reference Adjusted Working Capital and the Agreed Time Adjusted Working Capital (Build-Up) has been made in accordance with the applicable provisions or this Section 2.6, Purchaser shall make a payment to Seller in accordance with Section 2.6(g) equal to the Agreed Time Adjusted Working Capital (Build-Up).

(g) Any payments required to be made pursuant to the first and/or second sentences of Section 2.6(f) shall be made no later than five (5) Business Days after a final and binding determination of the Agreed Time Adjusted Working Capital, the Reference Adjusted Working Capital and the Agreed Time Adjusted Working Capital (Build-Up) has been made in accordance with the applicable provisions of this Section 2.6 (the “Payment Date”) in immediately available funds to such account or accounts as is designated in writing by the Party receiving such payment; provided that if the payment required to be made in accordance with the first sentence of Section 2.6(f) exceeds $5 million, then $5 million of such payment shall be paid no later than the Payment Date and the amount of such payment exceeding $5 million shall be paid no later than the first anniversary of the Payment Date.

Section 2.7 Contingent Purchase Price Adjustment. So long as Purchaser operates the Business in a commercially reasonable manner and as if this Section 2.7 and Schedule II did not exist, Seller shall pay to Purchaser in cash the amounts that may become due from time to time in accordance with the terms and conditions of Schedule II, in an aggregate amount not to exceed $35 million. Deferred Closings. Following the Closing, Deferred Closings shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, on the applicable Deferred Closing Date, or at such other place and on such other date as shall be mutually agreed upon in writing by Purchaser and Seller. A Deferred Closing shall be effective as of 12:01 a.m., local time in each jurisdiction where such Deferred Closing occurs, on the applicable Deferred Closing Date; provided that, if the Deferred Closing Date is not the first day of a calendar month, to the extent permitted by applicable Law and accounting practices, for tax and accounting purposes, such Deferred Closing shall be treated by the Parties and their Subsidiaries as being effective as of 12:01 a.m., local time in each jurisdiction where such Deferred Closing occurs, on the first day of the calendar month in which such Deferred Closing occurs.

(b) Deferred Closing Dates.

(i)	The Deferred Closing with respect to the Transferred Assets and Assumed Liabilities of a Second Wave Country shall take place on the Second Wave Deferred Closing Date or such other date as shall be mutually agreed upon in writing by Purchaser and Seller.

(ii)	The Deferred Closing with respect to the Transferred Assets and the Assumed Liabilities of a Third Wave Country shall take place on the Third Wave Deferred Closing Date or such other date as shall be mutually agreed upon in writing by Purchaser and Seller.

(iii)	The Deferred Closing with respect to the Transferred Assets and Assumed Liabilities of a Fourth Wave Country shall take place on the Fourth Wave Deferred Closing Date or such other date as shall be mutually agreed upon in writing by Purchaser and Seller.

(iv)	The Deferred Closing with respect to the Transferred Assets and the Assumed Liabilities of a Fifth Wave Country shall take place on the Fifth Wave Deferred Closing Date or such other date as shall be mutually agreed upon in writing by Purchaser and Seller.

(v)	The Deferred Closing with respect to the Transferred Assets and Assumed Liabilities of the Sixth Wave Country shall take place on the Sixth Wave Deferred Closing Date or such other date as shall be mutually agreed upon in writing by Purchaser and Seller.

(vi)	The Deferred Closing with respect to a TMM Asset or a TMM Liability shall take place on the TMM End Date, or on such other date as shall be mutually agreed upon in writing by Purchaser and Seller (the date on which a TMM Asset or TMM Liability transfers to Purchaser or a Purchaser Assign being the “TMM Transfer Date” with respect to such TMM Asset or TMM Liability).

(c) Purchaser Deferred Closing Deliverables. At a Deferred Closing, Purchaser shall, and/or shall cause any Purchaser Assign (or, in relation to clause (v) below, Purchaser Affiliate) to, deliver to Seller the following:

(i)	a counterpart of the Assignment and Assumption Agreement with respect to the applicable Deferred Closing Assets and Deferred Closing Liabilities, duly executed by Purchaser or the appropriate Purchaser Assign;

(ii)	counterparts of such other instruments of assignment and assumption, quitclaim deeds, bills of sale and other instruments or documents, in form and substance reasonably acceptable to

Seller and Purchaser, as may be necessary to effect the transfer of the applicable Deferred Closing Assets consisting of tangible personal property, owned Real Property and leased Real Property to Purchaser or the appropriate Purchaser Assign, duly executed by Purchaser or the appropriate Purchaser Assign;

(iii)	a Local Transfer Agreement, duly executed by the Foreign Acquisition Entity for such Specified Jurisdiction (or other appropriate Purchaser Assign), in respect of any Seller Party incorporated in an applicable Deferred Closing Country that is a Specified Jurisdiction, but solely to the extent all required Consents from, and filings with and notices to, the Government Entities in such Deferred Closing Country have been obtained or made;

(iv)	a counterpart of each of the other Ancillary Agreements duly executed by Purchaser or the appropriate Purchaser Assign that by their terms are to be executed and delivered at such Deferred Closing; and

(v)	any payments or transfers required to be made by the Purchaser or any Purchaser Assign or Purchaser Affiliate at the relevant Deferred Closing in accordance with Schedule A.

(d) Seller Deferred Closing Deliverables. At a Deferred Closing, Seller shall, and/or shall cause any Other Seller (or, in relation to clause (vi) below, Seller Affiliate) to, deliver to Purchaser the following:

(i)	a counterpart of the Assignment and Assumption Agreement with respect to the applicable Deferred Closing Assets and Deferred Closing Liabilities, duly executed by Seller and each Other Seller (other than any Other Seller that has executed and delivered, or is expected to execute and deliver at a future Deferred Closing, a Local Transfer Agreement);

(ii)	counterparts of such other instruments of assignment and assumption, quitclaim deeds, bills of sale and other instruments or documents, in form and substance reasonably acceptable to Seller and Purchaser, as may be necessary to effect the transfer of the applicable Deferred Closing Assets consisting of Transferred Intellectual Property, tangible personal property, owned Real Property and leased Real Property to Purchaser or the appropriate Purchaser Assign, duly executed by the appropriate Seller Parties;

(iii)	a Local Transfer Agreement in respect of any Seller Party incorporated in an applicable Deferred Closing Country that is a

Specified Jurisdiction, duly executed by such Seller Party, but solely to the extent all required Consents from, and filings with and notices to, the Government Entities in such Deferred Closing Country have been obtained or made;

(iv)	a counterpart of each of the other Ancillary Agreements duly executed by the appropriate Seller Parties that by their terms are to be executed and delivered at such Deferred Closing;

(v)	solely in the case of the Deferred Closing with respect to China (Wuxi) and subject to Section 5.30, if Seller elects a stock sale under Section 5.30(a)(ii) or the Parties otherwise agree on a stock sale under Section 5.30(a)(iii), with respect to the Transferred Subsidiary, an approval certificate and business licenses confirming Purchaser or one or more Purchaser Assigns as the new owner of the Transferred Shares, and other appropriate instruments and documents necessary to transfer such Transferred Shares to Purchaser, and written resignations from each of the officers and directors of the Transferred Subsidiary effective as of the Deferred Closing Date with respect to China, but solely to the extent all required Consents from, and filings with and notices to, applicable Government Entities have been obtained or made; and

(vi)	any payments required to be made by KIFL or the applicable Seller Party or Seller Affiliate at the relevant Deferred Closing in accordance with Schedule A.

(e) Seller and Purchaser acknowledge and agree that (i) certain Transferred Assets, a list of which is set forth on Section 2.8(e)(i) of the Seller Disclosure Schedule (the “TMM Assets”) and certain Assumed Liabilities, a list of which is set forth on Section 2.8(e)(ii) of the Seller Disclosure Schedule (the “TMM Liabilities”), must be retained by the Seller Parties for a period of time following the Closing in order to implement the arrangements contemplated by this Section 2.8 and Section 5.12, (ii) notwithstanding anything to the contrary in this Agreement, as a result of the foregoing clause (i), the sale, conveyance, transfer and assignment to Purchaser of Seller’s right, title and interest in and to each of the TMM Assets and the assumption by Purchaser of each of the TMM Liabilities shall occur on the TMM End Date, unless otherwise mutually agreed upon in writing by Purchaser and Seller and (iii) the TMM Assets and TMM Liabilities shall be treated as Deferred Closing Assets and Deferred Closing Liabilities until the TMM Transfer Date related thereto for purposes of Section 5.12(c).

(f) As of the Closing Date, Purchaser, on behalf of itself and its Affiliates, hereby grants to Seller and its Affiliates a worldwide, non-exclusive, irrevocable, fully-paid-up, royalty-free license under the Transferred Copyrights, Transferred Trademarks, Transferred Other Intellectual Property and Transferred Seller Software, to do all things necessary or appropriate to give effect to the TM Model, and for Seller and its Affiliates to fulfill their respective obligations thereunder, during the Delay Period (as defined in the TM Model).

(g) Until such time as a Deferred Closing occurs with respect to a Deferred Closing Country, the portion of the Business located in such Deferred Closing Country shall be subject to Section 5.7(b) and Section 5.12(c).

(h) Without prejudice to Section 2.2(c), the Parties agree that, with respect to a Deferred Closing Country, (i) all Transferred Assets relating to such Deferred Closing Country that would have been assigned to Purchaser or one or more Purchaser Assigns at Closing if such Deferred Closing Country were a First Wave Country shall be regarded as having been assigned as Transferred Assets as of the Agreed Time and all TMM Assets shall be regarded as having been assigned as Transferred Assets as of the Agreed Time for purposes of the calculations and determinations required under Section 6.4 and (ii) the Assumed Liabilities relating to such Deferred Closing Country shall be deemed to have been assumed as of the Agreed Time for purposes of Section 6.4.

(i) Following each Deferred Closing, the Parties shall ensure the making of all payments required under “Post-Deferred Closing Economic True-Up Adjustment” in Schedule A.

Article III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in (a) the Seller Disclosure Schedule or (b) to the extent relating to the Excluded Assets or the Excluded Liabilities, Seller represents and warrants to Purchaser as follows:

Section 3.1 Organization and Qualification. Seller and each Other Seller is duly incorporated, founded or organized, as applicable, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its incorporation, foundation or organization. Seller and each Other Seller has all requisite corporate power and authority to own, lease and operate the Transferred Assets, the Harrow Facility, the Harrow Phase 3 Land, the KEPS Plant, the Rochester Sites and the Shared Sites held by such Person, and to carry on the Business as and to the extent currently conducted by such Person. Seller and each Other Seller is duly qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of the Transferred Assets, the Harrow Facility, the Harrow Phase 3 Land, the KEPS Plant, the Rochester Sites and the Shared Sites held by, or the conduct of the Business conducted by, such Person requires such qualification, except for failures to be so qualified or in good standing, as the case may be, that would not reasonably be expected, individually or in the aggregate with such other failures, to have a Material Adverse Effect.

Section 3.2 Corporate Authority. Subject to the entry of the Settlement and Sale Order and the receipt of other Consents from the Bankruptcy Court in connection with the Transactions (collectively, the “Bankruptcy Consents”), Seller has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and each Ancillary Agreement and to consummate the Transactions. Each Non-Debtor Subsidiary Seller and, subject to the Bankruptcy Consents, each Debtor Subsidiary Seller has, or prior to the Closing will have, all requisite corporate power and authority necessary to consummate the Transactions. Subject to the receipt of the Bankruptcy Consents, this Agreement is, and when executed and delivered by Seller, each Ancillary Agreement will be, a valid and binding agreement of Seller enforceable against Seller in accordance with its terms.

Section 3.3 Transferred Subsidiary. Section 3.3 of the Seller Disclosure Schedule sets forth the name of the Transferred Subsidiary, together with its jurisdiction of organization, its authorized and outstanding capital stock or other equity interests as of the Original Execution Date, the identity of each holder of its outstanding capital stock or other equity interests as of the Original Execution Date and the number and class of shares of capital stock or other equity interests held by each such holder as of the Original Execution Date. Seller or an Other Seller has good and valid title to all of the outstanding capital stock and other equity interests of the Transferred Subsidiary, in each case, free and clear of all Liens (other than Permitted Encumbrances). All of the outstanding shares of capital stock of the Transferred Subsidiary have been validly issued and, to the extent the Transferred Subsidiary is incorporated or organized in a jurisdiction where such concepts are applicable, are fully paid and non-assessable. There are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the shares of capital stock of the Transferred Subsidiary (other than this Agreement) or obligating Seller or any of its Subsidiaries to issue or sell any shares of capital stock of, or any other interest in, the Transferred Subsidiary. The Transferred Subsidiary has all requisite corporate power and authority to own, lease and operate its respective assets, and to carry on the Business as and to the extent currently conducted by the Transferred Subsidiary. The Transferred Subsidiary is duly incorporated, founded or organized, as applicable, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its incorporation, foundation or organization. The Transferred Subsidiary is duly qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of the assets held by, or the conduct of the Business conducted by, such Person requires such qualification, except for failures to be so qualified or in good standing, as the case may be, that would not reasonably be expected, individually or in the aggregate with such other failures, to have a Material Adverse Effect. Nothing in this Agreement shall be construed to grant to Purchaser any right to continue to use the name “Kodak” in the name of the Transferred Subsidiary and Purchaser agrees to change the corporate or business name of the Transferred Subsidiary on the Closing Date (or, if appropriate, on a later date when all Consents from any Government Entity of China are obtained to effect the transfer of the Transferred Shares) to a corporate or business name that does not use “Kodak” or any similar name.

Section 3.4 Approvals. Other than the Bankruptcy Consents and such filings as may be required under the HSR Act or foreign Antitrust Laws, no notices, reports or other filings are required to be made by Seller or any of its Affiliates with, nor are any Consents required to be obtained by any Seller or any of its Affiliates from, any Government Entity in connection with the execution and delivery of this Agreement or any Ancillary Agreement by Seller and the consummation by Seller of the Transactions, except those that the failure to make or obtain would not reasonably be expected, individually or in the aggregate with other such failures, (a) to have a Material Adverse Effect or (b) to prevent, impair or materially delay the ability of Seller to consummate the Transactions.

Section 3.5 Non-Contravention. Subject to the receipt of the Bankruptcy Consents, the execution, delivery and performance of this Agreement and each Ancillary Agreement by Seller does not, and the consummation by Seller and the Other Sellers of the Transactions will not, constitute or result in (a) a breach or violation of, or a default under, the certificate of incorporation, bylaws or comparable organizational documents of any of the Seller Parties, (b) a breach or violation of, a default under, or an acceleration of any obligations or the creation of a Lien on the Transferred Assets or the assets of the Transferred Subsidiary (with or without notice, lapse of time or both) pursuant to, any Material Contract or the DIP Facilities, (c) assuming the making of notices, reports and filings and the obtaining of Consents referred to in Section 3.4 of this Agreement and Section 3.4 of the Seller Disclosure Schedule, a breach or violation of or a default under any Law to which any Seller Party is subject or (d) a violation or contravention of any Order issued by the Bankruptcy Court in the Bankruptcy Cases, except, in the case of clauses (b) and (c) above, for any breach, violation, default, acceleration or creation that would not reasonably be expected, individually or in the aggregate with other such breaches, violations, defaults, accelerations or creations, to have a Material Adverse Effect.

Section 3.6 Title to Transferred Assets; Sufficiency of Assets.

(a) Except as set forth on Section 3.6(a) of the Seller Disclosure Schedule, subject to the receipt of the Bankruptcy Consents, each Seller Party has, or at the Closing will have, good and valid title to, or good and valid leasehold interests in, all of the Transferred Assets owned or leased by it, free and clear of all Liens, other than Permitted Encumbrances. From and after the Closing, Purchaser or its assigns shall have quiet enjoyment of each of the Rochester Sites and the Shared Sites pursuant to the applicable Rochester Leases and Shared Site Agreements. At the Closing, the Seller Parties will deliver to Purchaser good and valid title to, in each case excluding any Deferred Closing Assets, (i) the Owned Inventory, (ii) the Owned Equipment, (iii) any other tangible Transferred Assets (including the Transferred Real Property) and (iv) their rights under the Real Property Leases they own, free and clear of all Liens except Permitted Encumbrances or Liens created by or through Purchaser or any of its Affiliates. The Transferred Subsidiary has good and valid title to, or good and valid leasehold interests in, the personal tangible property it owns or leases, free and clear of all Liens except Permitted Encumbrances.

(b) No Affiliate of Seller, other than the Other Sellers, owns assets that would be Transferred Assets if owned by Seller or any Other Seller. Subject to the receipt of (i) the Bankruptcy Consents, (ii) each Consent referred to in Section 3.4 of this Agreement and Section 3.4 of the Seller Disclosure Schedule and (iii) each Consent required to be obtained in connection with the matters set forth on Section 3.5 of the Seller Disclosure Schedule, the Transferred Assets (together with the rights to be granted or services to be provided to Purchaser under the Ancillary Agreements and pursuant to Section 5.12 in respect of Consent Required Assets) and the assets of the Transferred Subsidiary include all properties and assets necessary for Purchaser to continue to operate the Business immediately following the Closing in all material respects as the Business is currently conducted.

Section 3.7 Material Contracts.

(a) Section 3.7(a) of the Seller Disclosure Schedule sets forth, as of the Original Execution Date, a list of every Seller Contract (other than Intercompany Contracts and Contracts set forth on Section 1.1(r) of the Seller Disclosure Schedule) that:

(i)	is an agreement or series of agreements with the same Third Party that resulted in (i) the payment attributable to the Business of more than $1 million in the aggregate during the fiscal year ended December 31, 2012 or (ii) the receipt by the Business of more than $1 million in the aggregate during the fiscal year ended December 31, 2012 (each, a “Material Contract”);

(b) None of the Assigned Contracts is a Contract that:

(i)	is a “sole source” Contract;

(ii)	restricts the Business from engaging in any business activity in any material respect and would so restrict Purchaser from and after the Closing (other than with respect to Intellectual Property or Software);

(c) None of the Material Contracts is a Contract that:

(i)	establishes or creates a joint venture or similar relationship, whether in the form of a partnership, limited liability company, profit-sharing or limited liability partnership;

(ii)	contains any covenant or obligation pursuant to which any Seller Party is required to purchase more than 80% of its materials, supplies, goods or equipment from the counterparty to such Contract for use in the manufacture, production, development or assembly of any product of the Business; or

(iii)	contains any covenant or obligation that grants to any Person any other than any Seller Party any “most favored nation” right with respect to any products or services of the Business.

(d) Except to the extent excused by or rendered unenforceable as a result of the Bankruptcy Cases, as of the Original Execution Date, all Material Contracts were in full force and effect and, to the Knowledge of Seller, enforceable against each party thereto in accordance with the express terms thereof. As of the Original Execution Date, there did not exist under any Material Contract any violation, breach or event of default, or alleged violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder on the part of Seller or any of its Affiliates or, to the Knowledge of Seller, any other party thereto, except, in each case, (i) as a result of the Bankruptcy Cases, (ii) as will be cured upon receipt of the Bankruptcy Consents and payment of the Cure Costs, or (iii) any such breach, violation or default as (x) to which requisite waivers or consents have been obtained or (y) would not reasonably be expected, individually or in the aggregate with other such breaches, violations or defaults, to have a Material Adverse Effect.

Section 3.8 Intellectual Property.

(a) A list of the Business Intellectual Property registered or filed with a Government Entity in the name of the Seller Parties as of the Original Execution Date is set forth on Section 3.8(a) of the Seller Disclosure Schedule (such listed Intellectual Property, the “Business Registered IP”), including the jurisdiction and the applicant/registrant and current owner. The Seller Parties named on Section 3.8(a) of the Seller Disclosure Schedule constitute all Persons who own any right, title or interest in or to the Business Registered IP. To the Knowledge of Seller and except as would not reasonably be expected to have a Material Adverse Effect, (i) all Business Registered IP (and all registrations thereof) is valid, subsisting and enforceable and in full force and effect as of the date hereof, (ii) none of the Business Intellectual Property is being infringed, misappropriated or otherwise violated by any Person, nor has any Person infringed, misappropriated or otherwise violated any Business Intellectual Property, and (iii) there is no such claim pending, alleged or threatened against any Person by any of the Seller Parties.

(b) None of the Business Intellectual Property is subject to any Liens other than (i) Permitted Encumbrances, and (ii) the licenses entered into prior to the Original Execution Date and listed on Section 3.8(b) of the Seller Disclosure Schedule.

(c) No Action is pending and served (or, to the Knowledge of Seller, is threatened or is pending and has not been served) against a Seller Party or by a Seller Party in respect of the Business relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property or any proprietary right in Software of any Third Party. To the Knowledge of Seller, no Seller Party has received any written assertions during the five (5) years prior to the Original Execution Date: (i) that the operation of the Business infringes, misappropriates or otherwise violates any Intellectual Property or any proprietary rights in Software of any Third Party; (ii) requesting that any Seller Party license any Intellectual Property or any proprietary rights in Software of any Third Party in connection with the operation of the Business; or (iii) challenging any Seller Party’s right to use, right to transfer, or exclusive ownership of any of the Business Intellectual Property; in the case of clauses (i), (ii) and (iii), except where such assertions or requests would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(d) No Action is pending or served (or, to the Knowledge of Seller, is threatened or pending and has not been served) against a Seller Party or, to the Knowledge of Seller, submitted to any Government Entity asserting invalidity, misuse or unenforceability of any Business Intellectual Property or challenging any Seller Party’s right to use or ownership of the Business Intellectual Property. To the Knowledge of Seller, as of the Original Execution Date, there has been no assertion or claim made in writing to any Seller Party or, to the Knowledge of Seller, submitted to any Government Entity during the five (5) years prior to the Original Execution Date asserting invalidity, misuse or unenforceability of any Business

Intellectual Property or challenging any Seller Party’s right to use or ownership of the Business Intellectual Property, in each case, excluding any such assertions or claims that would not reasonably be expected to result in any invalidity, unenforceability, loss or other material impairment of any material rights or interests in the Business Intellectual Property.

(e) A list of all SSO Commitments of the Seller Parties relating to the Business Intellectual Property is set forth on Section 3.8(e) of the Seller Disclosure Schedule, and Seller has furnished, to the extent in Seller’s possession, to Purchaser all copies of all SSO membership agreements or founder agreements (to the extent any Seller Party is the founding entity of the SSO) to which any Seller Party is a party, all by-laws and policies for such SSOs and all written declarations by the Seller Parties to such SSOs and all agreements between any Seller Party and such SSOs under which such Seller Party has granted or waived any rights with respect to any of the Business Intellectual Property. No Seller Party has granted any rights pursuant to an SSO Commitment involving any Business Intellectual Property for no payment.

(f) The Business Intellectual Property and the Intellectual Property and Software licensed or included as part of services provided to Purchaser pursuant to the Ancillary Agreements or the Assigned Contracts and the Shared Contracts (and, pursuant to Section 5.12, any Intellectual Property included in Consent Required Assets) constitute all of the Intellectual Property and Software used in or necessary for the operation of the Business as currently conducted. For the avoidance of doubt, this Section 3.8(f) shall not constitute or be deemed to be a representation or warranty regarding non-infringement, non-misappropriation or non-violation of any Intellectual Property rights of any Third Party.

(g) The Seller Parties solely and exclusively own (i) the Business Intellectual Property and (ii) excluding the Permitted Encumbrances, all right, title and interest to sue for past, present and future infringement, misappropriation or other violations. Except as disclosed on Section 3.8(g) of the Seller Disclosure Schedule, the Seller Parties have obtained and properly recorded previously executed assignments for all Business Registered IP as necessary to assign to the Seller Parties all right, title and interest therein in accordance with applicable Law in each respective jurisdiction. The Seller Parties have obtained waivers and/or similar agreements from all Persons who may claim moral rights in or to any Business Intellectual Property and all Licensed Intellectual Property pursuant to which such Persons agree that they waive and/or will not assert any moral rights they have in any Business Intellectual Property and/or Licensed Intellectual Property.

(h) There are no existing contracts, agreements, options, commitments, or rights with, to, or in any Person: (i) to acquire title in or to any of the Business Intellectual Property; (ii) that grants or retains any exclusive rights or licenses in or to any of the Business Intellectual Property or any right to obtain or retain any such exclusive right or license in the future; or (iii) other than Product Licenses, that would require the Purchaser to grant a license to any of the Transferred Patents on royalty-free terms and conditions on or after the Closing. The consummation of the Transactions shall not alter, impair or extinguish any ownership rights in any Business Intellectual Property as such are possessed or owned by the Seller Parties immediately prior to the Closing (other than assignment of the Business Intellectual Property to Purchaser hereunder).

(i) The Seller Parties have all rights necessary to grant the licenses in, to and under the Licensed Intellectual Property set forth in the Seller Intellectual Property License Agreements. The Business Intellectual Property and Licensed Intellectual Property, as currently used by the Business, does not infringe, misappropriate or otherwise violate any Intellectual Property (excluding Patent) rights, or, to the Knowledge of Seller, any Patent rights, of any Third Party.

(j) To the Knowledge of Seller, no Transferred Seller Software is, in whole or in part, subject to any open-source or other similar type of license agreement or distribution model such that (i) the source code for any Transferred Seller Software is required to be distributed or made available to Third Parties, (ii) the Seller Parties are prohibited or limited from charging a fee or receiving consideration in connection with sublicensing or distributing any Transferred Seller Software; (iii) except as specifically permitted by Law, any Third Party is granted the right or otherwise allowed to decompile, disassemble or otherwise reverse-engineer any Transferred Seller Software; or (iv) any Transferred Seller Software is required to be licensed for the purpose of making derivative works

(k) No portion of the source code of any Transferred Seller Software has been disclosed by the Seller Parties to any escrow agent or any other Person during the five (5) years prior to the Original Execution Date, nor has any Seller Party entered into any agreement requiring such disclosure upon the occurrence of any future event, excluding, in each case, disclosures to employees and Third Party contractors pursuant to customary confidentiality and non-disclosure obligations.

(l) To the Knowledge of Seller, none of the Transferred Seller Software or Software licensed to Purchaser pursuant to the Software and Intellectual Property License Agreement contains any malicious code (including any malware, worm, bomb, backdoor, clock, timer or other disabling device, code, design or routine) designed to permit unauthorized access, or cause such Software to materially malfunction (including by corrupting data), either automatically, with the passage of time or upon command by any Person. The Seller Parties have implemented commercially reasonable measures to protect and maintain the confidentiality of all confidential information included in the Business Intellectual Property and the security of its confidential information maintained in its information technology hardware. In the 24 months prior to the Original Execution Date, there have been no material failures or breakdowns of, or security breaches with respect to information and data contained within, any information technology hardware included in the Transferred Assets.

(m) Notwithstanding any provision herein to the contrary, this Section 3.8 consists of the sole and exclusive representations and warranties in this Agreement regarding Intellectual Property and Software, including non-infringement, non-violation and non-misappropriation thereof.

Section 3.9 Finders’ Fees. Except for Lazard Frères & Co. LLC and AP Services, LLC, whose fees and expenses will be paid by Seller, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or any Affiliate of Seller who might be entitled to any fee or commission from Seller or any of its Affiliates in connection with the Transactions.

Section 3.10 Litigation. Except for the Bankruptcy Cases, there is no civil, criminal or administrative action, suit, demand, claim, hearing, proceeding or investigation pending, or to the Knowledge of Seller threatened in writing, against or relating to any of the Seller Parties in connection with the Business, other than those that would not reasonably be expected, individually or in the aggregate with such other actions, suits, demands, claims, hearings, proceedings or investigations, to have a Material Adverse Effect or prevent, impair or materially delay the ability of Seller to consummate the Closing. Except for the Bankruptcy Cases, none of the Transferred Assets is subject to any Order of any Government Entity of competent jurisdiction, other than those that would not reasonably be expected, individually or in the aggregate with such other Orders, (a) to have a Material Adverse Effect or (b) to prevent, impair or materially delay the ability of Seller to consummate the Closing.

Section 3.11 Financial Statements.

(a) Section 3.11(a) of the Seller Disclosure Schedule sets forth copies of the Audited Historical Carve-Out Financial Statements and the Unaudited Historical Carve-Out Financial Statements.

(b) Section 3.11(b) of the Seller Disclosure Schedule sets forth copies of an unaudited pro forma internal summary of the revenue, expenses and contribution to earnings of Film Capture for the fiscal years ended, respectively, 2010, 2011 and 2012 (the “Film Capture Operations Financial Statements” and, together with the Audited Historical Carve-Out Financial Statements, the Unaudited Historical Carve-Out Financial Statements and the Unaudited Pro Forma Transaction Balance Sheets, the “Financial Statements”).

(c) Section 3.11(c) of the Seller Disclosure Schedule sets forth copies of the Unaudited Pro Forma Transaction Balance Sheets. The Unaudited Pro Forma Transaction Balance Sheets have been prepared based on adjustments to the Audited Historical Carve-Out Financial Statements and the Unaudited Historical Carve-Out Financial Statements, such adjustments representing management’s good faith estimate (determined using reasonable judgment) of the Transferred Assets, Excluded Assets, Assumed Liabilities and Excluded Liabilities, as contemplated by this Agreement.

(d) The Financial Statements were derived from the books and records of the Business. The Audited Historical Carve-Out Financial Statements and the Unaudited Historical Carve-Out Financial Statements (i) include certain expenses that have been allocated on a basis that Seller considers to be reasonable and applied consistently to the Business during the periods presented and (ii) have been prepared in accordance with GAAP, consistently applied throughout the periods covered thereby (except as may be indicated in the notes thereto).

(e) The Financial Statements are materially accurate and present in all material respects the financial condition and results of operations of the Business for the periods covered thereby except for (i) pro forma adjustments as identified in Section 3.11(c), (ii) normal year-end adjustments and accruals contained in the Film Capture Operations Financial Statements, (iii) the absence of any footnotes that would be required to bring the Film Capture Operations Financial Statements into compliance with GAAP and (iv) the fact that the Financial Statements may not reflect the actual expenses the Business would have incurred if it had been operated as a stand-alone entity and may not be indicative of what the Business results of operations, financial position and cash flows may be in the future.

Section 3.12 Compliance with Laws.

(a) No Seller Party is in violation of any applicable Law (including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-corruption Law) in connection with the Business, in each case except for such violations that would not reasonably be expected to have, individually or in the aggregate with such other violations, a Material Adverse Effect.

(b) No Seller Party has received any written notice from any Government Entity within the 24 months preceding the Original Execution Date alleging any violation by such Seller Party under any applicable Law, except for violations that would not reasonably be expected, individually or in the aggregate with such other violations, to have a Material Adverse Effect.

(c) The Business has all Consents of Government Entities necessary for the conduct of the Business as currently conducted other than those the absence of which would not reasonably be expected, individually or in the aggregate with such other absences, to have a Material Adverse Effect. Each such Consent is valid and in full force and effect and, to the Knowledge of Seller, each Seller Party is in compliance with all such Consents applicable to it, except where failure to comply with such Consents would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 3.13 Environmental Matters.

(a) The Seller Parties and their Affiliates, with respect to the Business, are and have been in material compliance with Environmental Laws and have obtained and are in material compliance with all Environmental Permits and have not incurred any material Liability under Environmental Laws or Environmental Permits.

(b) A true and complete list of all such Environmental Permits, all of which are valid and in full force and effect, is set out in Section 3.13(b) of the Seller Disclosure Schedule. The Seller Parties and their Affiliates have timely filed applications for all Environmental Permits.

(c) The Seller Parties and their Affiliates, with respect to the Business, have not, during the past five (5) years prior to the Original Execution Date, and, except for matters that are fully and finally resolved without any further liability of the Seller, during any prior period, received any material written claim, notice of violation or citation concerning any material violation or alleged violation of any applicable Environmental Law or any Liability or alleged Liability under any Environmental Law or Environmental Permit and no facts, conditions or circumstances exist that would reasonably be expected to lead to such a material claim, notice of violation or citation.

(d) None of the Real Property currently operated or leased by the Seller Parties or their Affiliates in connection with the Business contains any of the following: (i) underground or aboveground treatment or storage tanks, used for the management of Hazardous Materials; or (ii) any landfill or other unit for disposal or treatment of Hazardous Materials that requires a Government Consent. There has been no Release of Hazardous Materials at, on, under, or from such Real Property, nor was there such a Release at any Real Property formerly owned, operated or leased by Seller in connection with the Business during the period of such ownership or operation, or tenancy, such that Seller is or could reasonably be expected to be subject to material liability with respect to such Hazardous Materials.

(e) There are no Orders outstanding, or any legal actions, written information requests by any Government Entity, suits or proceedings pending or threatened, concerning (i) compliance by the Seller Parties and their Affiliates with any Environmental Law in connection with the Business or (ii) any Environmental Liability of the Seller Parties or their Affiliates in connection with the Business.

(f) Seller has made available to Purchaser all material environmental reports, assessments, audits, pleadings, claims, demands, notices of violation, citations, Orders or other documents alleging material Liability under Environmental Laws or concerning the environmental condition of any Real Property currently or formerly owned, operated or leased by any of the Seller Parties or their Affiliates in connection with the Business or any of the Seller Parties’ or their Affiliates’ compliance with Environmental Laws in connection with the Business, in each case, that are in Seller’s possession or control.

(g) In connection with the Business, none of the Seller Parties or their Affiliates has arranged, by contract, agreement, or otherwise for the transportation, treatment or disposal of Hazardous Materials at any location such as could reasonably be expected to subject any of the Seller Parties, their Affiliates or the Business to Environmental Liability.

(h) Notwithstanding anything herein to the contrary other than Sections 3.4 (Approvals), 3.6(a) (Title to Transferred Assets; Sufficiency of Assets), 3.11 (Financial Statements), 3.16(d)(iv) (Real Property) 3.17 (Absence of Changes) and 3.19 (Insurance), this Section 3.13 contains the sole and exclusive representations and warranties in this Agreement regarding environmental matters.

Section 3.14 Taxes.

(a) All Tax Returns with respect to the Business and the Transferred Subsidiary that are required to be filed on or before the Closing Date have been or will have been duly filed (taking into account any applicable extension periods), all such Tax Returns have been accurate and complete in all material respects, and all amounts shown to be due thereon have been or will have been duly and timely paid to the appropriate Tax Authority (or reflected in an appropriate tax reserve in accordance with GAAP on the financial statements of Seller or the Transferred Subsidiary), but only to the extent that such Tax Returns, if not so filed or paid, would result in a lien on the Transferred Assets or the assets of the Transferred Subsidiary or in a liability of Purchaser of the Transferred Subsidiary after the Closing Date.

(b) All Taxes that the Business and Transferred Subsidiary are required to withhold or to collect for payment have been duly withheld and collected and timely paid over to the appropriate Tax Authority. All individuals paid an amount by the Business or by the Transferred Subsidiary for services provided to the Business or to the Transferred Subsidiary have been properly classified as employees or otherwise.

(c) Except for liens that may be discharged at the Closing pursuant to the Settlement and Sale Order, there is no lien for Taxes upon any of the Transferred Assets or any of the assets of the Transferred Subsidiary nor, to the Knowledge of Seller, is any Tax Authority in the process of imposing any lien for Taxes on any of the Transferred Assets or any of the assets of the Transferred Subsidiary, other than liens for Taxes that are not yet due and payable or for Taxes, the validity or amount of which is being contested by the relevant Seller or one of its Affiliates in good faith by appropriate action.

(d) No issues that have been raised in writing by the relevant Tax Authority in connection with any examination of the Tax Returns referred to in Section 3.14(a) and that may adversely affect Purchaser or the Transferred Subsidiary are currently pending to the Knowledge of Seller, and all deficiencies asserted or assessments made, if any, as a result of such examinations have been paid in full, unless the validity or amount thereof is being contested by the relevant Seller or one of its Affiliates in good faith by appropriate action and details of any such contests are set out in the Seller Disclosure Schedule.

(e) No waivers of statutes of limitation have been given by or requested with respect to any Taxes of the Transferred Subsidiary.

(f) The Transferred Subsidiary will not be required, as a result of (i) a change in accounting method for a Pre-Closing Taxable Period, to include any adjustment under Section 481 of the Code (or any similar provision of state, local or foreign Law) that was entered into prior to the Closing Date in taxable income for any Post-Closing Taxable Period, or (ii) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law), to include any item of income in or exclude any item of deduction from any Post-Closing Taxable Period.

(g) The Transferred Subsidiary has never been a member of an affiliated, combined, consolidated, unitary or similar Tax group for purposes of filing any Tax Return.

(h) The Transferred Subsidiary is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code and will continue to be a “controlled foreign corporation” through the Closing Date.

(i) No claim has been made in writing by any Government Entity in a jurisdiction in which the Transferred Subsidiary does not file Tax Returns that the Transferred Subsidiary is or may be subject to taxation by that jurisdiction by virtue of having a permanent establishment or other place of business, in any jurisdiction other than the jurisdiction of its incorporation.

(j) True and complete copies of any material Tax Returns filed for the Transferred Subsidiary in its local jurisdiction in the past five (5) years from the Original Execution Date, and Forms 5471 (Information Return of U.S. Persons With Respect to Certain Foreign Corporations) filed by Seller Parties with respect to the Transferred Subsidiary for the past five (5) years have been furnished or otherwise made available to Purchaser.

(k) No member of the Seller Parties is a foreign Person that is subject to withholding tax on the sale of the Transferred Assets hereunder under section 1445 of the Code. The Transferred Subsidiary is not, and has not been during the past five (5) years, a United States Real Property Holding Corporation within the meaning of Section 897(c)(2) of the Code.

(l) The Transferred Subsidiary has not engaged in any transaction that is a “reportable transaction” (other than a loss transaction) as defined in Code section 6707A and Treasury Regulations section 1.6011-4(b)(1) or any transaction that constitutes a “listed transaction” as defined in Treasury Regulations section 1.6011-4(b)(2).

The representations and warranties made in this Section 3.14 and Section 3.15 are the only representations and warranties made by Seller with respect to matters related to Taxes.

Section 3.15 Labor and Employee Benefits Matters.

(a) Section 3.15(a) of the Seller Disclosure Schedule contains a list of all Transferred Employee Plans. Seller has provided or caused to be provided to Purchaser for each material Transferred Employee Plan listed on Section 3.15(a) of the Seller Disclosure Schedule: (i) a true and complete copy of the plan document of such plan (or, if such plan document does not exist, a true and complete written summary of such plan), (ii) the relevant portion of any insurance policy maintained by or for the benefit of a Seller Party related to such plan, (iii) if applicable, the most recent determination letter received from the IRS for such plan, (iv) if applicable, a copy of each trust or other funding arrangement for such plan, (v) if applicable, the current summary plan description and summary of material modifications for such plan and (vi) if applicable, the most recent annual report and more recently prepared actuarial report and financial statements for such plan. No Transferred Employee Plan is a multi-employer plan (within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA).

(b) With respect to each Employee, Seller has provided, or caused to be provided, to Purchaser true and complete lists of the following information (the “Employee Information”) with respect to each Employee to the extent such provision to Purchaser is permitted by applicable Law after giving effect to any consent or waiver given by the Employee to which it relates (if applicable): (i) unique identifier, (ii) service date, (iii) position, (iv) annual base salary and annual target variable pay, (v) annual commissions target, (vi) work location, (vii) status as full-time or part-time employee, and (viii) classification, where applicable (i.e., exempt or non-exempt); provided, however, that Seller shall provide each Employee’s name as soon as practicable after the entry of the Settlement and Sale Order; provided, further, that all Employee Information shall be provided on an individualized basis for each Employee. Such information is accurate in all material respects as of the Original Execution Date; provided, however, that with respect to compensation information, such information is accurate in all material respects as of March 31, 2013; provided, further, that with respect to compensation information, Seller shall provide Purchaser with information that is accurate in all material respects as soon as practicable after the Original Execution Date, but in any event, no later than the date set forth in Section 7.1(a)(iv) of this Agreement.

(c) For a period of three (3) years prior to the Original Execution Date and as of the Original Execution Date, to the Knowledge of Seller, no Seller Party has been threatened in writing with any organizing campaign, strike, slowdown, lockout, picketing or work stoppage by or on behalf of the Employees, except as would not reasonably be likely to result in any material Liability to Purchaser. None of the Seller Parties has committed any unfair labor practice within a period of three (3) years prior to the Original Execution Date. None of the Seller Parties are involved in any dispute with a trade union, works council or employee representative body in connection with the Business or the Employees and, to the Knowledge of Seller, no Seller Party is aware of any fact or circumstance which may give rise to any such dispute.

(d) Section 3.15(d) of the Seller Disclosure Schedule lists (i) all the Labor Agreements in effect as of the Original Execution Date with respect to the Employees and, for those that have expired, the status of any collective bargaining and (ii) any material grievance pending under such Labor Agreements as of the Original Execution Date. Seller has provided Purchaser with a true and complete copy of the Labor Agreements listed on Section 3.15(d) of the Seller Disclosure Schedule.

(e) Except as would not reasonably be likely to result in Liability to Purchaser in excess of $250,000, the Seller Parties have at all times during the three (3) years prior to the Original Execution Date been in compliance in all material respects with all applicable Laws pertaining to employees or employment matters, including all such applicable Laws and decrees and orders of any court or government authority relating to wages, salary, hours, breaks, eligibility for and payment of overtime compensation, employee classification, child labor, equal opportunity, employment discrimination, harassment, retaliation, employment eligibility, immigration, disability rights, unemployment insurance, plant closure or mass layoff issues, affirmative action, leaves of absence, collective bargaining, civil rights, occupational safety and health, workers’ compensation and the collection and payment of withholding of Social Security Taxes, wage Taxes and similar Taxes.

(f) No claim that would be reasonably likely to result in Liability to Purchaser in excess of $250,000 with respect to the payment of wages, salary or overtime is pending or threatened in writing, before any governmental authority, with respect to any Employees of the Seller Parties, and there is no charge in excess of $250,000 with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or, to the Knowledge of Seller, threatened in writing, with respect to the Seller Parties. No charge or claim that would be reasonably likely to result in Liability to Purchaser in excess of $250,000 of discrimination in employment or employment practices for any reason, including age, gender, race, religion or any other legally protected category, has been asserted or is now pending or, to the Knowledge of Seller, threatened in writing before any governmental authority by any Employees. Since the Petition Date, neither Seller nor any of the Debtor Subsidiary Sellers have implemented any relocation, plant closing or layoff of the Employees in violation of the WARN Act.

(g) To the Knowledge of Seller, the Transferred Employees do not have any contractual obligations that would prohibit them from working for the Business after Closing (except for any contractual obligations that the Seller Parties have expressly agreed to waive in this Agreement pursuant to Section 7.1(a)(vi)), and, to the Knowledge of Seller, the Seller Parties have not received any written allegation to such effect in the past three (3) years.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions, either alone or together with another event, will (i) result in any change of control or similar payment (whether or not contingent) becoming due to any Employee, (ii) increase any benefits under any Transferred Employee Plan, or (iii) result in the acceleration of the time of payment of, vesting of or other rights with respect to any such benefit under any Transferred Employee Plan.

(i) To the Knowledge of Seller, each Transferred Employee Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, regulations and rules promulgated thereunder including ERISA and the Code. Seller and its Affiliates have performed in all material respects all obligations required to be performed by them under any Transferred Employee Plan and are not in any material respect in default under or in violation of any Transferred Employee Plan. No material action, claim, investigation or proceeding is pending or, to the Knowledge of Seller, threatened in writing, with respect to any Transferred Employee Plan (other than claims for benefits in the Ordinary Course), and no fact or event exists, to the Knowledge of Seller, that could give rise to any such action, claim or proceeding.

(j) None of the Transferred Employee Plans are intended to qualify under Sections 401(a) or 501(a) of the Code.

(k) Neither Seller nor any of its Affiliates has incurred any Liability under, arising out of or by operation of Title IV of ERISA (other than Liability for premiums to the Pension Benefit Guaranty Corporation arising in the Ordinary Course), and, to the Knowledge of Seller, no fact or event exists which could give rise to any such Liability.

(l) None of the Transferred Employee Plans provides for a deferral of compensation that, due to the consummation of the transaction, will be subject to the taxes imposed by Section 409A of the Code.

(m) To the Knowledge of Seller, each Employee has a current and valid work visa or otherwise has the lawful right to work in the country in which they are currently working. Seller has in its files a Form I-9 that, to the Knowledge of Seller, was completed in accordance with applicable Law for each Employee for whom such form is required under applicable Law.

(n) No Employee based in the United Kingdom has transferred employment to Seller in accordance with the Acquired Rights and, prior to such transfer, was a member of an occupational pension scheme that provided any benefits other than on old age, invalidity or death.

Section 3.16 Real Property.

(a) Section 1.1(m) of the Seller Disclosure Schedule sets forth a complete and accurate list of each parcel of Transferred Real Property, showing the record title holder, legal address and legal description of each such parcel of Transferred Real Property. Section 2.1(a)(iv) of the Seller Disclosure Schedule sets forth a complete and accurate list of each Real Property Lease, showing the landlord, tenant and legal address and, if and to the extent provided in each Real Property Lease, a legal description of the Real Property subject to each such Real Property Lease. Section 1.1(w) of the Seller Disclosure Schedule sets forth a complete and accurate list of each Shared Site, showing the applicable landlord, tenant, legal address, Shared Site Overlease and expiration date thereof, approximate square footage of space used by the Business thereat and the rent to be paid by Purchaser or the applicable Foreign Acquisition Entity after Closing pursuant to the applicable Shared Site Agreement.

(b) The Transferred Real Property, the Real Property subject to the Real Property Leases, the Real Property subject to the Shared Site Agreements, the Rochester Sites, the Harrow Facility, the Harrow Phase 3 Land and the KEPS Plant is all of the Real Property and interests in Real Property that is used or held for use in the operation or conduct of the Business.

(c) As of the Original Execution Date, there were no pending, or to the Knowledge of Seller, threatened in writing, (i) condemnation or similar proceedings against Seller or any Other Seller relating to any of the Transferred Real Property, the Real Property subject to the Real Property Leases, the Rochester Sites, the Harrow Facility, the Harrow Phase 3 Land or the KEPS Plant or (ii) fire, health, safety, building, zoning or other land use regulatory proceedings relating to any portion of the Transferred Real Property, the Real Property subject to the Real Property Leases, the Rochester Sites, the Harrow Facility, the Harrow Phase 3 Land or the KEPS Plant that are reasonably likely, individually or in the aggregate, to materially interfere with the occupancy or present use of such Real Property or have a material adverse impact on the value of such Real Property or cause Purchaser to incur any material expense; provided that, for purposes of this Section 3.16(c), with respect to any Real Property that Seller or any Other Seller does not own, Seller shall not be obligated to make any inquiry of the fee owner of such Real Property regarding the foregoing matters.

(d) (i) True, correct and complete copies of the Real Property Leases have been made available to Purchaser, (ii) no Seller Party has assigned its interest under a Real Property Lease, (iii) as of the Original Execution Date, with respect to any Real Property Leases entered into prior to the Original Execution Date, or as of the date hereof, with respect to any Real Property Leases entered into on or after the Original Execution Date, all Real Property Leases were or are in full force and effect and, to the Knowledge of Seller, are enforceable against each party thereto in accordance with the express terms thereof, and (iv) there does not exist under any Real Property Lease any violation, breach or event of default, or alleged violation, breach or event of default, or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder on the part of Seller or any of its Affiliates or, to the Knowledge of Seller, any other party thereto, except, in each case, (A) as will be cured upon receipt of the Bankruptcy Consents and payment of the Cure Costs, or (B) any such breach, violation or default as to which requisite waivers or consents have been obtained.

(e) True, correct and complete copies of the Shared Site Overleases have been made available to Purchaser.

(f) All Material Real Property Improvements are in good operating condition and repair, ordinary wear and tear excepted, and have not suffered any material casualty or other material damage that has not been repaired in all material respects. Each Material Real Property Improvement has, and each applicable Seller Party has a legal right to, all utilities, access and rights of way necessary to operate such Material Real Property Improvement as currently operated at the applicable Real Property, and, to the Knowledge of Seller there are no disputes, actions or violations that would reasonably be expected to result in termination or material reduction in such utilities, access and rights of way, except as would not materially affect the use of such Material Real Property Improvements in the operation of the Business. All Material Real Property Improvements are in compliance with all applicable Laws, except to the extent that failure to so comply would not (i) prevent the use of such Material Real Property Improvement as currently operated or (ii) cause Purchaser or its Affiliates to be subject to fines, penalties or remediation of a material amount.

(g) The current actual use of the Harrow Facility is, and will be at Closing, in compliance with the user requirements of clause 19 of the Harrow Lease and Seller has not taken, and will not take prior to Closing, any step which has or may trigger any right of first refusal or option to acquire the Harrow Facility on the part of LS Harrow Properties Limited under the Agreement with the Seller dated December 29, 2007.

Section 3.17 Absence of Changes. Between December 31, 2012 and the Original Execution Date, the Seller Parties have conducted the Business in the Ordinary Course. Since December 31, 2012 and the Original Execution Date, there has not been any of the following in relation to the Business: (i) change by the Seller Parties in their accounting methods, principles or practices, except in response to changes in GAAP or made to the corporate allocation of shared expenses, (ii) other than in the Ordinary Course, material revaluation by the Seller Parties of any of the material assets used in the Business, (iii) incurrence, assumption or guarantee of any material indebtedness for borrowed money, except unsecured current obligations and liabilities incurred in the Ordinary Course, (iii) sale or other disposition of any asset material to and used primarily in connection with the Business, except in the Ordinary Course, (iv) increase in the compensation of its Employees, other than as provided for in any written agreements or in the Ordinary Course or as required by applicable Law, (v) adoption, amendment or modification of any Seller Employee Plan other than any adoption, amendment or modification that did not increase the costs or other Liabilities under such Seller Employee Plan, (vi) material capital investments or expenditures, except in the Ordinary Course or (vii) agreements to do any of the foregoing or any action or omission that would result in any of the foregoing.

Section 3.18 Customers and Suppliers. Section 3.18 of the Seller Disclosure Schedule sets forth a list of the top ten (10) customers (the “Top Customers”) and top ten (10) suppliers (the “Top Suppliers”) for each of Retail Systems Solutions, Paper & Output Systems, Film Capture, Event Imaging Solutions and Document Imaging measured by dollar volume of sales and purchases, respectively, for the fiscal year ended December 31, 2012. As of the Original Execution Date, no Seller Party has received written notice from any Top Customer that it intends to stop, materially decrease the rate of, or materially decrease the price of, purchasing services and/or products of the Business. As of the Original Execution Date, no Seller Party has received written notice from any Top Supplier that it intends to stop, materially decrease the rate of, or materially increase the price of, supplying materials, products or services to the Business.

Section 3.19 Insurance. Section 3.19 of the Seller Disclosure Schedule sets forth a list of all material Seller Insurance Policies in connection with the Business as of the Original Execution Date, excluding any Seller Insurance Policies with respect to any Seller Employee Plan. As of the Original Execution Date, (a) all such Seller Insurance Policies were in full force and effect, (b) no invoiced premiums were overdue for payment under any such Seller Insurance Policy, (c) no written notice of cancellation or termination under any such Seller Insurance Policy had been received by any Seller Party and (d) there were no pending material claims with respect to which insurance coverage related to the Business has been denied under any such Seller Insurance Policy, except, in the case of clauses (a) through (d) above, as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 3.20 Product Recalls. Between January 1, 2011 and the Original Execution Date, there has not been any product recall of a material nature conducted by or on behalf of the Business.

Article IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller:

Section 4.1 Organization and Qualification. Purchaser is a limited company duly incorporated, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its jurisdiction of incorporation. Purchaser has all requisite corporate power and authority to own and operate its respective properties and assets and to carry on its respective business as currently conducted. Purchaser is duly qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation in each jurisdiction where the ownership or operation of its respective properties and assets or the conduct of its respective business requires such qualification, except for failures to be so qualified or in good standing that would not reasonably be expected, individually or in the aggregate, to prevent, impair or materially delay the ability of Purchaser to consummate the Transactions.

Section 4.2 Corporate Authorization. Purchaser has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and each Ancillary Agreement and to consummate the Transactions. This Agreement is, and when executed and delivered by Purchaser each Ancillary Agreement will be, a valid and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity.

Section 4.3 Consents and Approvals. Other than such filings as may be required under the HSR Act or foreign Antitrust Laws or such Consents from any Government Entities of China as may be required under applicable Law, no notices, reports or other filings are required to be made by Purchaser or any of its Affiliates with, nor are any Consents required to be obtained by Purchaser or any of its Affiliates from, any Government Entity, in connection with the execution and delivery of this Agreement or any Ancillary Agreement by Purchaser and the consummation by Purchaser of the Transactions, except those that the failure to make or obtain that would not reasonably be expected, individually or in the aggregate with other such failures, to prevent, materially delay or impair the ability of Purchaser to consummate the Transactions.

Section 4.4 Non-Contravention. The execution, delivery and performance of this Agreement and each Ancillary Agreement by Purchaser does not, and the consummation by Purchaser of the Transactions will not, constitute or result in (a) a breach or violation of, or a default under, the certificate of incorporation, bylaws or comparable organizational documents of Purchaser, (b) a breach or violation of, a default under, or an acceleration of any obligations or the creation of a Lien on the Transferred Assets (with or without notice, lapse of time or both) pursuant to, any Contract to which Purchaser is a party or (c) assuming compliance with the matters referred to in Section 4.3 of this Agreement, a breach or violation of or a default under any Law to which Purchaser is subject, except, in the case of clauses (b) and (c), for any breach, violation, default, acceleration or creation that would not reasonably be expected, individually or in the aggregate with other such breaches, violations, defaults, accelerations or creations, to prevent, impair or materially delay the ability of Purchaser to consummate the Transactions.

Section 4.5 Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser or any Affiliate of Purchaser who might be entitled to any fee or commission from Purchaser or any of its respective Affiliates in connection with the Transactions.

Section 4.6 Litigation. As of the Original Execution Date, there is no civil, criminal or administrative action, suit, demand, claim, hearing, proceeding or investigation pending or, to the Knowledge of Purchaser, threatened against or relating to Purchaser, other than those that would not reasonably be expected, individually or in the aggregate with such other actions, suits, demands, claims, hearings, proceedings or investigations, to prevent, impair or materially delay the ability of Purchaser to consummate the Closing. Purchaser is not subject to any Order of any Government Entity of competent jurisdiction, other than those that would not reasonably be expected, individually or in the aggregate with such other Orders, to prevent, impair or materially delay the ability of Purchaser to consummate the Transactions.

Section 4.7 Availability of Funds. Purchaser has, or at the Closing will have, sufficient funds to effect the Closing (including the payment of the Cash Price) as well as all other costs and expenses contemplated by this Agreement and the Ancillary Agreements.

Section 4.8 Cure Costs and Adequate Assurance of Future Performance. To the extent required by any Bankruptcy Laws or other Laws, Purchaser has sufficient funds and ability to, at the Closing or on such earlier date as is designated by the Bankruptcy Court, (a) pay the Cure Costs of each Assigned 365 Debtor Contract to the parties thereto (other than the

Debtors) in satisfaction of Section 365 of the Bankruptcy Code and (b) provide adequate assurance of its future performance under each Assigned 365 Debtor Contract to the parties thereto (other than the Debtors) in satisfaction of Section 365(b)(1)(C) and Section 365(f)(2)(B) of the Bankruptcy Code. Purchaser acknowledges and agrees that failure to perform all such actions and bear all such costs and expenses shall result in the relevant Assigned 365 Debtor Contract being deemed to be a Non-Assigned Asset at the Closing, unless otherwise agreed in writing by Seller.

Section 4.9 Good Faith. Purchaser (a) is a “good faith” purchaser, as such term is used in the Bankruptcy Code and (b) is entitled to the protections of Section 363(m) of the Bankruptcy Code with respect to the Transaction. Purchaser has negotiated and entered into this Agreement, the other Ancillary Agreements in compliance with Section 363(n) of the Bankruptcy Code and in good faith and without collusion or fraud of any kind.

Section 4.10 Purchaser’s Acknowledgments; Exclusivity of Representations and Warranties.

(a) In consultation with experienced counsel and advisors of its choice, Purchaser has conducted its own independent review and analysis of the Business, the Transferred Assets, the Assumed Liabilities, the Settlement Agreement and the rights and obligations it is acquiring and assuming under this Agreement and the other Ancillary Agreements. Purchaser acknowledges that it and its representatives have been permitted such access to the books and records, facilities, equipment, Contracts and other properties and assets of the Business as Purchaser required to complete its review, and that it and its representatives have had an opportunity to meet with the officers and other employees of Seller and the Business to discuss the Business, the Transferred Assets and the Assumed Liabilities.

(b) Purchaser acknowledges and agrees that:

(i)	except for the representations and warranties expressly set forth herein or in any Ancillary Agreement, Purchaser has not relied on any representation or warranty from any Seller Party or any other Affiliate of Seller or any employee, officer, director, accountant, financial, legal or other representative of Seller or any Affiliate of Seller in determining whether to enter into this Agreement or consummate the Transactions;

(ii)	except in cases of fraud, none of the Seller Parties nor any other Person acting on behalf of the Seller Parties shall have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser, or Purchaser’s use, of the information referred to in Section 4.10(b)(i) that Seller or any other Person furnished or made available to Purchaser and its representatives (including any projections, estimates, budgets, offering memoranda, management presentations or due diligence materials);

(iii)	the enforceability of this Agreement against Seller is subject to receipt of the Bankruptcy Consents; and

(iv)	notwithstanding anything to the contrary contained herein, Purchaser’s obligations to consummate the Transactions are not conditioned or contingent in any way upon the receipt of financing from any Person.

(c) Without limiting the generality of the foregoing, and except as set forth in this Agreement or in the Ancillary Agreements, PURCHASER ACKNOWLEDGES AND AGREES THAT THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NONINFRINGEMENT OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS, OR REGARDING THE SCOPE, VALIDITY OR ENFORCEABILITY OF ANY TRANSFERRED INTELLECTUAL PROPERTY OR LICENSED INTELLECTUAL PROPERTY RIGHTS.

Article V

COVENANTS AND OTHER AGREEMENTS

Section 5.1 Settlement Agreement Matters. Each Party shall perform its obligations under the Settlement Agreement.

Section 5.2 Consultation; Notification.

(a) Purchaser and Seller shall (i) cooperate with filing and prosecuting the Settlement and Sale Motion and (ii) use commercially reasonable efforts to obtain entry of the Settlement and Sale Order. Seller shall use commercially reasonable efforts to deliver to Purchaser prior to filing, and as early in advance as is practicable to permit reasonable time for Purchaser and its counsel to review and comment, copies of all proposed pleadings, motions, notices, statements schedules, applications, reports and other material papers to be filed by the Debtors in connection with such motions and relief requested therein. Notwithstanding anything to the contrary contained in this Agreement, any change to the Settlement and Sale Motion, the Settlement and Sale Order or the Chapter 11 Plan that adversely affects Purchaser shall be subject to the prior approval of Purchaser, provided such consent shall not be unreasonably withheld, conditioned or delayed.

(b) If the Settlement and Sale Order or any other Order of the Bankruptcy Court relating to this Agreement or any Ancillary Agreement shall be appealed by any Person (or a petition for certiorari or motion for rehearing, re-argument or stay shall be filed with respect thereto), Seller and Purchaser agree to, and to cause their Affiliates to, use their commercially reasonable efforts to defend against such appeal, petition or motion. Each of the Parties hereby agrees to take all commercially reasonable steps, and use its commercially reasonable efforts, to obtain an expedited resolution of such appeal, petition or motion; provided, however, that, subject to the conditions set forth herein, nothing contained in this Section 5.2(b) shall preclude the Parties from consummating, or permit the Parties not to consummate, the Transactions if the Settlement and Sale Order shall have been entered and shall not have been stayed, modified, revised or amended.

Section 5.3 Filings; Consents; Other Actions; Notification.

(a) Consent of Government Entities. Subject to the terms and conditions set forth in this Agreement, Seller and Purchaser shall cooperate with each other and use, and they shall cause their respective Affiliates to use, (i) their respective reasonable best efforts to obtain as promptly as practicable all Consents necessary or advisable to be obtained from any Government Entity and (ii) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their respective parts under this Agreement and applicable Laws to consummate the Transactions, as soon as practicable, including preparing and filing as promptly as practicable (which, with respect to the notifications required under the HSR Act, if applicable, means no later than 15 Business Days after the Original Execution Date) all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all Consents necessary or advisable to be obtained from any Government Entity in order to consummate the Transactions. In exercising the foregoing rights, each of Seller and Purchaser shall act reasonably and as promptly as practicable.

(b) Consent of Other Third Parties. Subject to the terms and conditions set forth in this Agreement (including Section 5.3(h)), the Seller Parties shall use their reasonable best efforts to give all notices to, make all filings with and obtain all Consents necessary or advisable to be obtained from any Third Parties (other than Government Entities), necessary to consummate the Transactions without resulting in any breach or violation of, a default under, or an acceleration of any obligations or the creation of a Lien on the Transferred Assets or the assets of any Transferred Subsidiary.

(c) Sharing of Information. To the extent permitted by applicable Law, Seller and Purchaser each shall, upon request by the other, furnish the other with all non-privileged information under such Party’s control concerning itself, its Affiliates, directors, officers and such other matters as may be reasonably necessary or advisable in connection with any other statement, filing, notice or application made by or on behalf of Purchaser, any Seller Party or any of Purchaser’s Affiliates to any Government Entity in connection with the Transactions.

(d) Notification. Subject to applicable Laws and as required by any Government Entity, Seller and Purchaser each shall keep the other apprised of the status of matters relating to the obtaining of any Consents required to be obtained in order to consummate of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Purchaser, any Seller Party or any of Purchaser’s Affiliates, as the case may be, from any Third Party and/or any Government Entity with respect to the Transactions. Neither Seller nor Purchaser shall permit any of its representatives to participate in any meeting with any Government Entity in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Government Entity, gives the other Party the opportunity to attend and participate thereat.

(e) Establishment of Foreign Acquisition Entities. Purchaser shall, as promptly as practicable following the Original Execution Date, use commercially reasonable efforts to form such Persons, branch offices of Persons and take such other actions in each jurisdiction outside of the United States where Transferred Assets, Assumed Liabilities and Employees are located as are necessary or advisable to effectuate the transfer of the Transferred Assets and the Assumed Liabilities (collectively, the “Foreign Acquisition Entities”).

(f) Other Actions. Without limiting the generality of the undertakings pursuant to this Section 5.3, each of Seller and Purchaser agrees to take or cause to be taken promptly the following actions:

(i)	the provision to each and every Government Antitrust Entity of information, documents and witnesses reasonably requested by any Government Antitrust Entity that do not constitute privileged or work product material and that are necessary, proper or advisable to permit consummation of the Transactions; and

(ii)	subject to Section 5.3(h), in the event that any Order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, use reasonable best efforts necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove prior to the Outside Date such actual or anticipated Order so as to permit such consummation on a schedule as promptly as practicable.

(g) Antitrust Filing Fees. Purchaser shall be responsible for and shall indemnify Seller for any and all charges, expenses and application fees paid to Government Entities as may be required under the HSR Act or foreign Antitrust Laws in connection with this Agreement, the Ancillary Agreements and the Transactions.

(h) Limitations. Neither Purchaser, nor any Seller Party, nor any of their respective Affiliates, shall be obligated to agree to or otherwise be required to (i) accept any material limitations, restraints or undertakings with respect to its or its Affiliates’ business, assets, operations or capital stock (including the Business, the Transferred Subsidiary or the Transferred Assets), (ii) sell or otherwise dispose of, hold separate (through the establishment of a trust or otherwise), license or divest itself of all or any material portion of the business, assets or operations of its or its Affiliates’ business, assets, operations or capital stock (including the Business, the Transferred Subsidiary or the Transferred Assets), or (iii) make any non-de minimis payment or deliver anything of non-de minimis value to any Third Party (other than filing and application fees to Government Entities) in order to obtain any Consent to the transfer of any Transferred Asset or the assumption of any Assumed Liabilities (provided that Purchaser may elect, in its sole discretion, to provide any such consideration required by a Third Party, including any amounts required to gross up for any withholding obligations, after being provided notice thereof).

(i) For the avoidance of doubt, the covenants under this Section 5.3 shall not apply to any action, effort, filing, Consent, proceedings, or other activity or matter relating to the Bankruptcy Courts, the Bankruptcy Cases, the Bankruptcy Consents and/or Taxes (except with respect to Tax Consents specifically referred to in Section 5.3(j) below).

(j) Brazil Transfer Matters. In furtherance of the transfer of the Business in Brazil:

(i)	Seller agrees (A) to apply for, or cause Kodak de Amazonia Industria e Comercio Ltda. (“KAM”) to apply for, any Consents from Brazilian Government Entities required to transfer, from KAM to Purchaser or a Purchaser Assign at the Deferred Closing for Brazil, and (B) to transfer, upon receipt of any required Consents from Brazilian Government Entities, from KAM to Purchaser or a Purchaser Assign at the Deferred Closing for Brazil, all right, title and interest of KAM in and to the environmental permit(s) used in the Business described on Section 5.3(j)(i) of the Seller Disclosure Schedule (the “Brazilian Environmental Permits) and the tax incentives conferred by SUDAM described on Section 5.3(j)(i) of the Seller Disclosure Schedule (the “SUDAM Incentive”);

(ii)	if a Consent necessary to transfer any Brazilian Environmental Permit or the SUDAM Incentive is not able to be obtained from the applicable Brazilian Governmental Entity (or a Brazilian Governmental Entity otherwise determines that such transfer is not permitted by Law), Seller agrees to cooperate with and assist (and to cause KAM to cooperate with and assist) Purchaser and Purchaser’s Affiliates in their efforts to apply for and obtain their own environmental permits of the same type as the Brazilian Environmental Permits and tax incentives of the same type as the SUDAM Incentive for the Business, as applicable, with the appropriate Brazilian Government Entities;

(iii)

Seller agrees (A) to continue to investigate, explore and discuss with Purchaser and Purchaser’s Affiliates in good faith the feasibility and advisability of pursuing a transfer from KAM to Purchaser or a Purchaser Assign of the tax incentives conferred by SUFRAMA and SEPLAN described on Section 5.3(j)(iii) of the Seller Disclosure Schedule (the “SUFRAMA/SEPLAN Incentives”) and (B) to cooperate with and assist (and to cause KAM to cooperate with and assist) Purchaser and Purchaser’s Affiliates in their efforts to apply for and obtain their own tax incentives of the same type as the SUFAMA/SEPLAN

Incentives for the Business, as applicable, with the appropriate Brazilian Government Entities; provided that this clause (iii) shall not require Seller or KAM to (1) engage in any discussions with, provide any information to, make any filing or application with or seek any approval from, any Brazilian Government Entities with respect to the potential transfer by KAM to Purchaser or a Purchaser Assign of the SUFRAMA/SEPLAN Incentives, or (2) provide any assistance to Purchaser or Purchaser’s Affiliates in their efforts to apply for their own tax incentives of the same type as the SUFRAMA/SEPLAN Incentives, if, in each case, Seller determines in good faith that any such actions would have or could reasonably be expected to have an adverse effect on the Taxes of the applicable Seller Party or the Subsidiaries of Seller in Brazil or on the current or future operations of the Commercial Imaging Business or other businesses of Seller or Seller’s Subsidiaries in Manaus, Brazil; and

(iv)	Purchaser agrees to reimburse Seller for all out-of-pocket costs and expenses incurred by Seller, KAM or Seller’s other Affiliates in connection with their performance of their obligations under this Section 5.3(j).

Section 5.4 Pre-Closing Access to Information.

(a) Prior to the Closing (or with respect to the portion of the Business relating to a Deferred Closing Country, until the Deferred Closing for such Deferred Closing Country), Seller shall, and shall cause the Seller Parties to, give Purchaser and its authorized representatives, upon reasonable advance written notice to Kenneth Fillion (with a copy to Paula Gutkin) and during regular business hours, reasonable access to (x) all books, records and personnel and other facilities and properties to the extent relating to the Business that Purchaser may reasonably request (including for the purpose of conducting Phase I environmental site assessments on the Transferred Real Property and the other Real Property set forth on Section 5.4 of the Seller Disclosure Schedule) and (y) Seller’s accountants, legal counsel, financial advisors and other authorized outside representatives; provided, however, that any such (i) access shall be conducted at Purchaser’s expense, in accordance with Law (including any applicable Antitrust Law and Bankruptcy Law), at a reasonable time, under the supervision of the Seller Parties’ personnel and in such a manner as to maintain confidentiality and not to interfere with the normal operations of the businesses of the Seller Parties and their Affiliates, and (ii) the Seller Parties will not be required to provide to Purchaser access to or copies of any personnel records, books, files or other documentation relating to the Employees other than the Transferred Employee Records. In addition, prior to the Closing (or with respect to the portion of the Business relating to a Deferred Closing Country, until the Deferred Closing for such Deferred Closing Country), Seller shall furnish Purchaser with such monthly internal management reports concerning the Business as are prepared in the Ordinary Course. All requests for information made pursuant to this Section 5.4(a) shall be directed to an executive officer of Seller or such Person as may be designated by any such officer. All information made available pursuant to this Section 5.4(a) shall be governed by the terms of the Confidentiality Agreement. Purchaser acknowledges and agrees that prior to making any records available to Purchaser, Seller and its Subsidiaries may redact any portions thereof to the extent such portions do not relate in any way to the Business.

(b) Notwithstanding anything contained in this Agreement or any other agreement between Purchaser and Seller or any of their respective Affiliates executed on or prior to the Original Execution Date, Seller and its Subsidiaries shall not have any obligation to make available to Purchaser or its representatives, or provide Purchaser or its representatives with, (i) any Tax Return filed by any Seller Party or any of their Affiliates or predecessors, or any related material or Tax work papers (other than (I) Tax Returns and Tax work papers that relate solely to the Transferred Subsidiary or (II) Tax Returns and Tax work papers, or the portion thereof (to the extent reasonably separable therefrom), for sales and use Taxes, value added Taxes and goods and services Taxes and similar Taxes that solely relate to the Business) or (ii) any information if making such information available would (A) jeopardize any attorney-client or other legal privilege or (B) potentially cause any Seller Party to be found in contravention of any applicable Law or in contravention of any fiduciary duty, duty of confidentiality or Contract (including any confidentiality agreement to which any Seller Party or any of their Affiliates are a party), it being understood that the Seller Parties shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to Purchaser to occur without so jeopardizing privilege or contravening such Law, duty or Contract.

(c) In connection with any inspection of Real Property prior to the Closing (or with respect to the portion of the Business relating to a Deferred Closing Country, until the Deferred Closing for such Deferred Closing Country), Purchaser agrees that in entering upon and inspecting such property, Purchaser and its authorized agents and representatives (i) will comply with any reasonable requirements or guidelines imposed or established by Seller consistent with the other terms hereof, and (ii) shall not unreasonably disturb tenants or interfere with the use of such property pursuant to any lease; shall not interfere with the operation and maintenance of such property; shall not damage any part of such property or any personal property owned or held by a tenant or any other Person or entity; shall not physically injure or otherwise cause bodily harm to Seller, any tenant or to any of their respective agents, invitees, contractors and employees; shall not permit any liens to attach to such property by reason of the exercise of Purchaser’s rights under this Section 5.4(c); and shall not reveal or disclose any information obtained from Seller or as a result of inspections concerning such property to any Third Party (other than Purchaser’s and Seller’s representatives), except in accordance with the terms set forth in Section 5.10. Purchaser will, and shall cause its authorized agents and representatives to, maintain comprehensive general liability (occurrence) insurance on terms and in amounts reasonably satisfactory to Seller and workers’ compensation insurance in statutory limits to the extent Purchaser or any authorized agent or representative performs any physical inspection or sampling at any Real Property in accordance with this Section 5.4(c). In each case (other than with respect to worker’s compensation insurance), such policies shall insure Seller, Purchaser, Seller’s property manager (if any), and such other parties as Seller shall reasonably request, and Purchaser shall deliver to Seller evidence of insurance verifying such coverage prior to entry upon the Real Property. Purchaser shall also (i) promptly pay when due the costs of all inspections and examinations done by Purchaser or on Purchaser’s behalf with regard to such Real Property; (ii) cause all such inspections to be conducted in accordance with standards customarily employed in the industry and in compliance with all Laws; (iii) upon termination of this Agreement other than by reason of Seller’s default, at Seller’s written request, promptly furnish to Seller copies of any Third Party studies, reports or test results received by Purchaser regarding such Real Property in connection with any such inspections; and (iv) restore such Real Property to the condition in which it was found before any such entry upon the Real Property and inspection or examination was undertaken. Purchaser shall not communicate with or contact any tenant of Seller or any of Seller’s vendors or consultants about the Business or such Real Property without the prior written consent of Seller, in Seller’s reasonable discretion. Notwithstanding anything to the contrary contained herein, no destructive testing or sampling of surface or subsurface soils, surface water, groundwater, or any materials in, on or under any Real Property, shall be conducted during any entry by Purchaser or any of Purchaser’s authorized agents or representatives upon such Real Property without Seller’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). In the event Seller consents in writing to any such testing or sampling, Purchaser will, and will cause its agents and representatives to, conduct such activities in accordance with the terms and limitations, if any, set forth in Seller’s consent.

Section 5.5 Public Announcements. Subject to (a) the provisions of Section 7.3(b) with respect to communications and announcements to the Employees and the employees of Purchaser and (b) each Party’s disclosure obligations imposed by Law (including any obligations under any Bankruptcy Laws or the rules of any stock exchange on which the securities of each Party or any of its Affiliates are listed), during the period from the Original Execution Date until the date of the last Deferred Closing, Purchaser and Seller shall, and shall cause their respective Affiliates to, cooperate with the other Party in the development and distribution of all news releases, other public information disclosures and announcements relating to this Agreement, the Ancillary Agreements or any of the Transactions; provided, however, that (x) Seller shall be permitted to disclose the terms of this Agreement to any court or to any liquidator and show appropriate figures in their administration records, accounts and returns and (y) Purchaser and its Affiliates shall be permitted, in its sole discretion, to discuss all matters related to this Agreement and the Ancillary Agreements with the Pension Regulator of the United Kingdom and the Pension Protection Fund.

Section 5.6 Further Actions.

(a) If a Party proposes prior to the Closing (or with respect to the portion of the Business relating to a Deferred Closing Country, prior to the Deferred Closing for such Deferred Closing Country) a change in the terms or structure of this Agreement, any of the Ancillary Agreements or the Transactions that would avoid costs and expenses or would otherwise be more efficient from a tax, legal, commercial or other perspective, the Parties will consider and discuss in good faith the proposed change and the equitable allocation of its benefits and, if the Parties mutually agree on such proposed change, will reasonably cooperate in amending the terms or structure of this Agreement, the Ancillary Agreements or the Transactions, in each case, as necessary to effect such change; provided, however, that the principle in respect of any equitable allocation of benefits shall be that the benefits shall first be allocated such that neither Party nor its Affiliates have any unreimbursed cost, loss or liability but shall otherwise remain where they fall provided further that no Party shall have any obligation to make any change the net of which effect (after taking into account of any benefits allocation) is adverse (whether from a tax, legal, commercial or other perspective) to such Party and its Affiliates in such Party’s reasonable determination. In addition and to the extent that it does not involve any change in the terms or structure of this Agreement, any of the Ancillary Agreements or the Transactions (whether because this Agreement or any of the Ancillary Agreements envisaged more than one possible option in any respect or otherwise), Seller, on the one hand, and Purchaser, on the other hand, agree to use commercially reasonable efforts to cooperate and to procure that their respective Affiliates will cooperate with Purchaser, on the one hand, and Seller, on the other hand, between the Original Execution Date and the Closing (or with respect to the portion of the Business relating to a Deferred Closing Country, until the Deferred Closing for such Deferred Closing Country) to enable Purchaser and Seller to put in place a sale and acquisition structure which meets the Tax and commercial objectives of Purchaser and Seller; provided, however, that Seller, Purchaser and their respective Affiliates shall not be required to take any step pursuant to this Section 5.6(a) which would give rise to an unreimbursed cost, loss or liability of Seller, Purchaser or any of their respective Affiliates which would not otherwise have arisen; and provided, further, that the Party requesting such assistance shall indemnify the other Party for any reasonable out of pocket costs incurred with respect to such assistance; and provided, further, that nothing in this Section 5.6(a) shall require the Parties to deviate from the agreement set forth in Section 5.30.

(b) As soon as practicable after the Closing, or any Deferred Closing, as applicable, Kodak shall instruct all relevant outside counsel of the Seller Parties (i) that the ownership of Business Registered IP has been assigned to Purchaser, (ii) to release to Purchaser or Purchaser’s counsel designated by Purchaser copies (which may be electronic copies) of all documentation relating to the Business Registered IP and prosecution thereof existing as of the Closing Date, or the Deferred Closing Date, as applicable, in the possession of such outside counsel, and (iii) that Purchaser or Purchaser’s counsel designated by Purchaser may contact such outside counsel relative to prosecution of the Transferred Intellectual Property at Purchaser’s expense, as applicable.

(c) From and after the Closing Date, or any Deferred Closing Date, as applicable, each of the Parties shall execute and deliver such documents and other papers and take such further actions as may reasonably be required to carry out the provisions of this Agreement and give effect to the Transactions, including the execution and delivery of such assignments, deeds and other documents as may be necessary to transfer any Transferred Assets as provided in this Agreement.

(d) Tax Determination. Seller shall, and shall cause the Other Sellers to, use their respective commercially reasonable efforts, at Purchaser’s request, to cooperate with Purchaser in Purchaser’s efforts to obtain a written confirmation from Her Majesty’s Revenue and Customs that the transactions described in Schedule I do not constitute an “unauthorized employer payment” (as such term is defined in Section 160(4) of the United Kingdom’s Finance Act of 2004).

Section 5.7 Seller Conduct of Business.

(a) During the period commencing on the Original Execution Date and ending on the earlier to occur of the Closing and the date this Agreement is terminated in accordance with its terms, Seller covenants that, subject to any limitation imposed as a result of being subject to the Bankruptcy Cases and except as (a) Purchaser may approve (such approval not to be unreasonably withheld, delayed or conditioned), (b) set forth in Section 5.7 of the Seller Disclosure Schedule, (c) otherwise expressly contemplated or permitted by this Agreement, the Settlement Agreement or any Ancillary Agreement, (d) required by Law (including any applicable Bankruptcy Law) or required or contemplated by or arising out of any Order of a Bankruptcy Court, or (e) relates solely to Excluded Assets or Excluded Liabilities, the Seller Parties (A) shall conduct the Business in the Ordinary Course, (B) use commercially reasonable efforts to maintain in all material respects the relationships and goodwill of the Business with its suppliers, customers, distributors and other business relations, (C) use commercially reasonable efforts to maintain the material tangible property included in the Transferred Assets and the Material Real Property Improvements in satisfactory operating condition and repair, subject to ordinary wear and tear, and in compliance with all applicable Laws, (D) use commercially reasonable efforts to comply with all Real Property Leases and Shared Site Overleases and (E) shall not engage (or permit the Transferred Subsidiary to engage) in any of the following actions:

(i)	adopt any change to the certificate of incorporation or bylaws of the Transferred Subsidiary;

(ii)	except as required to effectuate the capital reduction and distributions permitted under Section 5.30; issue, pledge, dispose of, transfer or sell any capital stock, notes, bonds or other securities of the Transferred Subsidiary (or any option, warrant or other right to acquire the same), redeem any of the capital stock of the Transferred Subsidiary or declare, set aside or pay any dividend or distribution on any shares of capital stock of the Transferred Subsidiary;

(iii)

transfer, sell, lease, license or otherwise dispose of any of the Licensed Intellectual Property, Transferred Assets or Transferred Seller Software (to the extent not a Transferred Asset), except for (A) sales, leases, or other dispositions (1) of Inventory in the Ordinary Course, (2) of obsolete assets, (3) of assets with a fair market value not in excess of $500,000 in the aggregate and (4) pursuant to Contracts in effect as of the Original Execution Date, (B) grants of non-exclusive licenses, but only to the extent that such grants (1) are in the Ordinary Course, (2) constitute a Permitted Encumbrance, or (3) with respect to the Licensed Intellectual Property, do not limit or otherwise affect the rights granted to Purchaser (or the applicable Purchaser Assign) pursuant to the Seller Intellectual Property License Agreements as if such Agreements had been executed as of the Original Execution Date (C) Patent Settlements, or (D) transfers, sales or other dispositions of any of the Licensed Intellectual Property that do not limit or otherwise affect the rights granted to Purchaser (or the applicable Purchaser Assign) and/or its Affiliates pursuant to the Seller Intellectual Property License Agreements as if such Seller Intellectual Property License Agreements had been executed as of the Original Execution Date;

(iv)	incur any Lien (other than a license) on any Licensed Intellectual Property, Transferred Assets or assets held by the Transferred Subsidiary or Transferred Seller Software (to the extent not a Transferred Asset), except for (A) Liens in the Ordinary Course, (B) Liens that will be discharged at or prior to the Closing, (C) Permitted Encumbrances, or (D) solely with respect to the Licensed Intellectual Property, Liens that do not limit or otherwise affect the rights granted to Purchaser (or the applicable Purchaser Assign) pursuant to the Seller Intellectual Property License Agreements as if such Agreements had been executed as of the Original Execution Date;

(v)	fail to pay when finally due any maintenance fee in respect of any item of Business Registered IP;

(vi)	increase the salaries or compensation or other fringe, incentive, equity incentive, pension, welfare or other employee benefits payable to the Employees, other than (A) base salary increases to executive Employees that do not exceed five percent (5%) on an individual basis; (B) base salary increases to non-executive Employees in the ordinary course of business consistent with past practice (including in connection with an increase in duties or responsibilities), (C) any retention award or similar compensation to be paid entirely by Seller or any of its Affiliates (other than the Transferred Subsidiary), (D) as required by applicable Law, Contracts or Seller Employee Plans in effect as of the Original Execution Date (including pursuant to the Continuity Plan or any annual incentive plan) or (E) routine administrative amendments that do not materially increase the costs of maintaining the applicable employee benefits arrangements;

(vii)	adopt or amend in any way that would materially increase its costs or other Liabilities under any Seller Employee Plan that would be a Transferred Employee Plan, except as required by applicable Law, Contracts or any Labor Agreement in effect as of the Original Execution Date;

(viii)	enter into any Labor Agreement affecting any Employee, except as required by applicable Law;

(ix)	waive, release, assign, settle or compromise any material claim, litigation or arbitration to the extent relating to the Business to the extent that such waiver, release, assignment, settlement or compromise imposes any binding obligation, whether contingent or realized, on the Business that will bind Purchaser after the Closing Date;

(x)	with respect to the Transferred Subsidiary, make any material tax election not required by Law or settle or compromise any material tax liability other than in the Ordinary Course, or make any material change in its tax accounting policies and procedures except as may be required by Law or any Tax Authority;

(xi)	voluntarily terminate or materially amend any Material Contract (or waive any material rights thereunder);

(xii)	other than in the Ordinary Course, enter into any Contract that would have been a Material Contract had it been entered into prior to the Original Execution Date;

(xiii)

terminate, discontinue, close, transfer, sell, lease, license or otherwise dispose of any plant or rights to Real Property included in any Transferred Real Property, in any Real Property Lease (except in the event that such Real Property Lease expires naturally pursuant to its terms) or located at the Harrow Facility, Harrow Phase 3 Land, the Rochester Sites or the KEPS Plant or, subject to Section 5.25, terminate any rights to use or occupy any Shared Sites; provided that (A) Seller shall be permitted to sell or otherwise transfer the Rochester Sites so long as the purchaser thereof is obligated to enter into the Rochester Leases on the Closing Date and such purchaser acknowledges such obligation at the time of such sale or transfer and (B) if the Harrow Facility is Excluded Real Property at the Closing the Seller shall be permitted to enter into one or more inter-company leases having terms reasonably acceptable to Purchaser, concerning its European data center located at the Harrow Facility, that will allow Seller to continue occupying such European data center for a period of time after Closing and Purchaser’s rights in such Harrow Facility shall be subject to such inter-company leases, it being understood that such inter-company lease shall not hinder or impede the granting of the Harrow Lease and such inter-company lease or the revenue stream therefrom shall be assigned to Purchaser at Closing; to the extent such inter-Company lease has been put in place prior to Closing, then Section 5.25(e)(ii) with respect to the Harrow Facility will be effectuated through this Section and (C) if the

Harrow Facility is Transferred Real Property at the Closing, the Seller shall be granted on completion of the transfer of the Harrow Facility one or more leases having terms reasonably acceptable to Purchaser, concerning its European data center located at the Harrow Facility, that will allow Seller to continue occupying such European data center for a period of time after Closing and Purchaser’s rights in such Harrow Facility shall be subject to such leases and Section 5.25(g) with respect to the Harrow Facility will be effectuated through this Section (D) the Seller shall be permitted to transfer and sell the Harrow Phase 3 Land in accordance with the terms of the agreement with Land Securities;

(xiv)	increase, or decrease (except in the Ordinary Course), the number of Employees or enter into any employment contract with any Employee who will become a Transferred Employee except (A) as required by applicable Law or Labor Agreements in effect as of the Original Execution Date or (B) to fill the open positions, set forth in Section 5.7(xiv) of the Seller Disclosure Schedule, with qualified candidates for the applicable open positions, as determined in good faith by Seller using commercially reasonable means;

(xv)	enter into Seller Contracts providing for capital expenditures with respect to the Business in an amount to be paid after the Closing that exceeds the amount contemplated by the Capital Expenditure Budget, or materially modify the allocation or use of such capital expenditures from the allocations and uses set forth in the Capital Expenditure Budget;

(xvi)	change any method of accounting or accounting practice or policy used by Seller as it relates to the Business, other than such changes required by GAAP or made to the corporate allocation of shared expenses;

(xvii)	materially change the manner in which working capital is managed; or

(xviii)	authorize, or commit or agree to take, any of the foregoing actions.

(b) During the period commencing on the Closing, with respect to the portion of the Business relating to a Deferred Closing Country, the Deferred Closing Assets and the Deferred Closing Liabilities, until the applicable Deferred Closing, Seller covenants that it shall (1) not operate the portion of the Business relating to a Deferred Closing Country in bad faith or engage in any willful misconduct, and (2) in good faith attempt to effectuate all lawful directions and advice given by Purchaser and its representatives with respect to the conduct of the Business relating to a Deferred Closing Country and, except as (a) Purchaser may approve, direct or advise, (b) otherwise expressly contemplated or permitted by this Agreement, the Settlement Agreement or any Ancillary Agreement, (c) required by applicable Law, or (d) relates solely to Excluded Assets or Excluded Liabilities, the Seller Parties (A) shall in good faith attempt to conduct the Business relating to a Deferred Closing Country in a manner consistent with past practice, (B) shall in good faith attempt to maintain the material tangible property included in the Transferred Assets and the Material Real Property Improvements, in each case relating to a Deferred Closing Country, in satisfactory operating condition and repair, subject to ordinary wear and tear, and in compliance with all applicable Laws, (C) shall in good faith attempt to comply with all Real Property Leases and Shared Site Overleases relating to a Deferred Closing Country, (D) shall in good faith attempt to maintain in place such policies of insurance (or comparable replacement policies) on the Covered Assets and Persons relating to a Deferred Closing Country as are in effect as of the Agreed Time, and (E) shall not engage (or permit the Transferred Subsidiary to engage) in any of the following actions as they relate to the Business in a Deferred Closing Country, the Deferred Closing Assets or the Deferred Closing Liabilities:

(i)	adopt any change to the certificate of incorporation or bylaws of the Transferred Subsidiary;

(ii)	except as required to effectuate the capital reduction and distributions permitted under Section 5.30, issue, pledge, dispose of, transfer, sell or reduce any capital stock (or registered capital), notes, bonds or other securities of the Transferred Subsidiary (or any option, warrant or other right to acquire the same), redeem any of the capital stock of the Transferred Subsidiary or declare, set aside or pay any dividend or distribution on any shares of capital stock of the Transferred Subsidiary;

(iii)	transfer, sell, lease, license or otherwise dispose of any of the Licensed Intellectual Property, Transferred Assets or Transferred Seller Software (to the extent not a Transferred Asset), or acquire any assets; except for sales, leases, or other dispositions (A) of Inventory in the ordinary course, (B) of obsolete assets, (C) of assets with a fair market value not in excess of $50,000 in the aggregate and (D) pursuant to Contracts in effect as of the Original Execution Date;

(iv)	incur any Lien on any Transferred Assets or assets held by the Transferred Subsidiary (to the extent not a Transferred Asset), except for (A) Liens in the ordinary course, (B) Liens that will be discharged at or prior to the applicable Deferred Closing or, in the case of Liens incurred on any TMM Assets, at or prior to the applicable TMM Transfer Date and (C) Permitted Encumbrances (other than the encumbrances referenced in clauses (h) and (i) of the definition of “Permitted Encumbrance”);

(v)	increase the salaries or compensation or other fringe, incentive, equity incentive, pension, welfare or other employee benefits payable to any Employee, other than (A) base salary increases to non-executive Employees in the ordinary course of business consistent with past practice (including in connection with an increase in duties or responsibilities), (B) as required by applicable Law, Contracts or Seller Employee Plans in effect as of the Original Execution Date or (C) routine administrative amendments that do not materially increase the costs of maintaining the applicable employee benefits arrangements;

(vi)	enter into any agreement with any Employee to provide any severance, statutory, contractual or common law termination pay, pay in lieu of notice of termination or other termination benefits or consent payments, except as expressly set out in Article VII (Employment Matters);

(vii)	adopt or amend in any way any Seller Employee Plan that would be a Transferred Employee Plan, except as required by applicable Law, Contracts or any Labor Agreement in effect as of the Original Execution Date;

(viii)	enter into any Labor Agreement affecting any Employee, except as required by applicable Law;

(ix)	waive, release, assign, settle or compromise any claim, litigation or arbitration;

(x)	with respect to the Transferred Subsidiary and the Business conducted in the applicable Deferred Closing Country, make any new tax election, change any existing tax election, or settle or compromise any tax liability, or make any change in its tax accounting policies and procedures, unless (except with respect to the Transferred Subsidiary) this would adversely affect the other businesses of the applicable Seller Party;

(xi)	voluntarily terminate or amend any contract (or waive any rights thereunder);

(xii)

terminate, discontinue, close, transfer, sell, lease, license or otherwise dispose of any plant or rights to Real Property included in any Transferred Real Property, in any Real Property Lease (except in the event that such Real Property Lease expires naturally pursuant to its terms) or located at the Harrow Facility, the Harrow Phase 3 Land (but the Seller shall be permitted to transfer and sell the Harrow Phase 3 Land in accordance with the terms of the agreement with Land Securities) or the KEPS

Plant or, subject to Section 5.25, terminate any rights to use or occupy any Shared Sites, in each case, as such terms relate to the Real Property that is located in any Deferred Closing Countries;

(xiii)	increase, or decrease, the number of Employees or enter into any employment contract with any Employee who will become a Transferred Employee except (A) as required by applicable Law or Labor Agreements in effect as of the Original Execution Date (except as otherwise provided in Section 7.2(e)(i) of this Agreement), (B) decreases resulting from a voluntary resignation or termination for cause, or (C) to fill the open positions, set forth in Section 5.7(xiv) of the Seller Disclosure Schedule, with qualified candidates for the applicable open positions, as determined in good faith by Seller using commercially reasonable means;

(xiv)	enter into Seller Contracts providing for capital expenditures with respect to the Business;

(xv)	change any method of accounting or accounting practice or policy used by Seller as it relates to the Business;

(xvi)	change the manner in which working capital is managed; or

(xvii)	authorize, or commit or agree to take, any of the foregoing actions.

Section 5.8 No Control. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement will give Purchaser, directly or indirectly, rights to control or direct the business or operations of the Seller Parties or any right to receive any income from the Business prior to the Closing.

Section 5.9 Transaction Expenses. Except as otherwise provided in this Agreement or the Ancillary Agreements, each of Purchaser and Seller shall bear its own costs and expenses (including brokerage commissions, finders’ fees or similar compensation, and legal, actuarial, accounting and tax advisor fees and expenses) incurred in connection with this Agreement, the Ancillary Agreements and the Transactions; provided that notwithstanding anything else herein to the contrary, Purchaser shall be responsible for and shall indemnify Seller for any UCC-3 filing fees, title recording or filing fees, other amounts payable in respect of transfer filings in connection with this Agreement and the Transactions and any costs and expenses (including fees) related to or connected with the transfer, assignment or conveyance of any of the Transferred Intellectual Property or the assignment of any Assigned Contracts or Shared Contracts. For the avoidance of doubt, the treatment of Transfer Taxes shall be governed by Section 6.1 of this Agreement.

Section 5.10 Confidentiality.

(a) The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall terminate. If, for any reason, the Closing does not occur, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

(b) Purchaser acknowledges and agrees that any information made available to Purchaser pursuant to Section 5.10(a) or otherwise by any of the Seller Parties or any officer, director, employee, agent, representative, accountant or counsel thereof prior to the Closing shall be subject to the terms and conditions of the Confidentiality Agreement.

(c) From and after the Closing, (i) Purchaser shall, and shall cause its Affiliates and representatives to, treat as confidential and safeguard any and all information, knowledge or data relating to the business of the Seller Parties and their respective Affiliates (other than the Business) that becomes known to Purchaser as a result of the Transactions, except as required by Law, otherwise provided in any Ancillary Agreement, or as otherwise agreed to by Seller in writing and (ii) each Seller Party shall, and shall cause its respective Affiliates and representatives to, treat as confidential and safeguard any and all trade secrets or other material confidential information of the Business that is known by the Seller Parties, except as required by Law, disclosed to any Tax Authority, otherwise provided in any Ancillary Agreement, or as otherwise agreed to by Purchaser in writing.

(d) Purchaser and the Seller Parties acknowledge that the confidentiality obligations set forth herein shall not extend to information, knowledge and data that is publicly available or becomes publicly available through no act or omission of the party owing a duty of confidentiality, or becomes available on a non-confidential basis from a source other than the party owing a duty of confidentiality so long as such source is not, after reasonable inquiry, known by such party to be bound by a confidentiality agreement with or other obligations of secrecy to the other party.

(e) In the event of a breach of the obligations hereunder by Purchaser, on the one hand, or any Seller Party, on the other hand, Seller or Purchaser, as the case may be, in addition to all other available remedies, will be entitled to seek injunctive relief to enforce the provisions of this Section 5.10 in any court of competent jurisdiction, without the requirement of posting a bond or other security.

Section 5.11 Certain Payments or Instruments Received from Third Parties. To the extent that, on or after the Agreed Time, (a) Purchaser or any of its Affiliates receives any payment or instrument that is for the account of Seller or any Other Seller according to the terms of this Agreement or any Ancillary Agreement or relates to any business or business segment of Seller other than the Business, Purchaser shall, until the date that is 90 days after the Closing Date (or, with respect to the portion of the Business that is subject to a Deferred Closing, until the date that is 90 days after the date of such Deferred Closing) (and thereafter only upon request of Seller), promptly deliver such amount or instrument to the extent related to such other business or business segment to the relevant Seller or any Other Seller (or any other Affiliate of

Seller), and (b) Seller or any of its Affiliates receives any payment that is for the account of Purchaser according to the terms of this Agreement or any Ancillary Agreement or relates to the Business, Seller shall, and shall cause the Other Sellers to, until the date that is 90 days after the Closing Date (or, with respect to the portion of the Business that is subject to a Deferred Closing, until the date that is 90 days after the date of such Deferred Closing) (and thereafter only upon request of Purchaser) promptly deliver such amount or instrument to the extent related to the Business to Purchaser. All amounts due and payable under this Section 5.11 shall be due and payable by the applicable Party in immediately available funds, by wire transfer to the account designated in writing by the relevant Party. Notwithstanding the foregoing, each Party hereby undertakes to use its commercially reasonable efforts to direct or forward all bills, invoices or like instruments to the appropriate Party.

Section 5.12 Consent Required Assets and Deferred Closings.

(a) To the extent that any Seller Contract, Shared Contract or any other Transferred Asset is not capable of being assigned (or, in the case of a Shared Contract, partially assigned) to Purchaser (or, in the case of any Transferred Asset that is an asset provided for in Section 7.1(d)(ii), transferred to a Purchaser Employee Plan) at the Closing or with respect to Deferred Closing Assets at the Deferred Closing for such Deferred Closing Assets, as applicable (or as soon as practicable after the Closing or such Deferred Closing, as applicable) as contemplated by this Agreement either under Section 365 of the Bankruptcy Code or other applicable Laws or the terms of any such Seller Contract, Shared Contract or Transferred Asset without the Consent of any Third Party or a Government Entity (collectively, the “Consent Required Assets”), if consummating such assignment at Closing or the applicable Deferred Closing without such Consent would result in a breach, default, violation or contravention under or with respect to such Consent Required Asset, this Agreement will not constitute an assignment, or an attempted assignment, of such Consent Required Asset at Closing or the applicable Deferred Closing, unless and until any such Consent is obtained, including any Consents obtained following the Closing Date or the applicable Deferred Closing Date (at which time such Consent Required Asset shall be assigned to Purchaser or the appropriate Purchaser Assign).

(b) Following the Closing (or the applicable Deferred Closing, in the case of Non-Assigned Assets that would have been assigned at a Deferred Closing but for the failure to obtain the relevant required Consent) until the relevant required Consent is obtained with respect to a Non-Assigned Asset, Seller and Purchaser will use their commercially reasonable efforts to cooperate in good faith with each other to agree upon and implement a commercially reasonable arrangement between Seller and Purchaser to provide Purchaser the substantially similar interests, benefits and rights, and subject Purchaser to the substantially similar obligations and Liabilities, under any such Non-Assigned Asset (including any Tax obligations related to any such Non-Assigned Assets) as the applicable Seller had immediately prior to the Closing Date (or the applicable Deferred Closing Date, in the case of Non-Assigned Assets that would have been assigned at a Deferred Closing but for the failure to obtain the relevant required Consent), including the actual economic benefit or loss, as applicable, of such Non-Assigned Asset. Except as provided in Section 5.25(l) or Article VII (Employment Matters), Purchaser shall reimburse the relevant Seller Party upon commercially reasonable arrangements in accordance with such agreed upon arrangements and indemnify and hold each Seller Party harmless from and against all Liabilities, incurred or asserted, as a result of any actions taken pursuant to this Section 5.12(b) or Section 5.12(d).

(c) With respect to the Deferred Closing Assets and the Deferred Closing Liabilities, Seller and Purchaser shall, and shall cause one or more of their respective Subsidiaries to, implement the arrangements described on Schedule A attached hereto from the Closing Date until the date of the Deferred Closing for each Deferred Closing Country. Subject to the terms and conditions set forth herein, Seller or Purchaser or one or more of their respective Subsidiaries may request that the arrangements on Schedule A be supplemented, modified, substituted or otherwise altered (a “Modification”). Upon such request, the Parties shall discuss in good faith the nature and scope of the proposed Modification. In the event that Seller and Purchaser mutually agree to such Modification, such Modification shall be reflected on Schedule A.

(d) In the event that Transferred Assets that are assets provided for in Section 7.1(d)(ii) are prevented from transferring until the relevant required Consent is obtained, until a Purchaser Employee Plan is established and able to receive such assets, or until an applicable Deferred Closing occurs, Seller and Purchaser agree that they will cooperate in good faith to put in place a commercially reasonable solution. Notwithstanding anything to the contrary herein, for each Closing or Deferred Closing, the Employees in a jurisdiction subject to such Closing or Deferred Closing, as applicable, shall transfer to Purchaser or one of its Affiliates in accordance with Article VII on a date (the “Deferred Employee Transfer Date”) that will be (x) the date on which the relevant Closing or Deferred Closing occurs or (y) a date after the relevant Closing or Deferred Closing that is mutually agreed upon in writing by Purchaser and Seller (in each case for (x) and (y), subject to the requirements of applicable local Law). If the Employees in a particular jurisdiction transfer pursuant to clause (y) of the prior sentence, Seller and Purchaser will use their commercially reasonable efforts to cooperate in good faith with each other to agree upon and implement a commercially reasonable arrangement between Seller and Purchaser to provide Purchaser with the benefit of the services provided to the Business by such Employees from the date of the relevant Closing or Deferred Closing through the actual Deferred Employee Transfer Date.

(e) The Parties acknowledge that the fact that any Transferred Asset constitutes a Consent Required Asset or Deferred Closing Asset shall not (i) constitute a breach of any representation, warranty or covenant hereunder, (ii) entitle Purchaser to terminate this Agreement or fail to consummate the Transactions, (iii) subject to Schedule A, result in any reduction of the Purchase Price payable at the Closing hereunder or in any way affect the calculation of Agreed Time Adjusted Working Capital, Reference Adjusted Working Capital or Agreed Time Adjusted Working Capital (Build-Up) under Section 2.6 or (iv) otherwise result in any of the Seller Parties having any liability whatsoever to Purchaser or its Affiliates except as expressly provided in this Agreement. Any Non-Assigned Asset assigned pursuant to the terms of this Section 5.12 shall, when assigned, constitute a Transferred Asset hereunder from and after such date of assignment pursuant to this Section 5.12. For the avoidance of doubt, no Deferred Closing Asset, Deferred Closing Liability or any part of the Business in respect of a Deferred Closing Country or any Foreign Acquisition Entity shall transfer to Purchaser prior to the relevant Deferred Closing Date.

(f) For the purposes of this Agreement and all representations and warranties of Seller contained herein, the relevant Seller and the Debtor Subsidiary Sellers shall be deemed to have obtained all required Consents in respect of the assignment of any Assigned 365 Debtor Contract if, and to the extent that, pursuant to the Settlement and Sale Order, Seller and the Debtor Subsidiary Sellers are authorized to assume and assign (or, in the case of a Shared Contract, partially assign) to Purchaser such Assigned 365 Debtor Contract pursuant to Section 365 of the Bankruptcy Code and any applicable Cure Costs have been satisfied as provided in Section 2.1(g)(ii).

Section 5.13 Post-Closing Assistance for Litigation.

(a) After the Closing and each Deferred Closing, as applicable, Purchaser shall, upon the request of Seller, use commercially reasonable efforts to require the Transferred Employees to make themselves reasonably available at reasonable times and cooperate in all reasonable respects with Seller and its Subsidiaries in the preparation for, and defense of, any lawsuit, arbitration or other Action (whether disclosed or not disclosed in the Seller Disclosure Schedule) filed or claimed against Seller or any of its Subsidiaries or any of the respective agents, directors, officers and employees of Seller and its Subsidiaries, whether currently pending or asserted in the future, concerning the operation or conduct of the Business prior to the Closing Date; provided, however, that the obligations of Purchaser hereunder shall extend only to the Transferred Employees who remain employees of Purchaser and its Subsidiaries as of the date of Seller’s request and shall not apply to former employees of Purchaser or its Subsidiaries who have been terminated prior to such date and shall not obligate Purchaser or its Subsidiaries to continue the employment of any Transferred Employee. Seller shall reimburse Purchaser and its Affiliates for their reasonable costs (including allocated costs of employee time) of providing the services pursuant to this Section 5.13(a).

(b) After the Closing and each Deferred Closing, as applicable, Seller shall, and shall cause its Subsidiaries to, upon the request of Purchaser, use commercially reasonable efforts to require their employees that were not Transferred Employees to make themselves reasonably available and cooperate in all reasonable respects with Purchaser and its Affiliates in the preparation for, and defense of, any lawsuit, arbitration or other Action filed or claimed against Purchaser, any of its Affiliates or any of the respective agents, directors, officers and employees of any of the foregoing, whether currently pending or asserted in the future, concerning the operation or conduct of the Business prior to the Closing Date; provided, however, that the obligations of Seller hereunder shall only extend to the employees of Seller and its Subsidiaries as of the date of Purchaser’s request and shall not apply to former employees of Seller or its Subsidiaries that have been terminated prior to such date and shall not obligate Seller or its Subsidiaries to continue the employment of any such employee. Purchaser shall reimburse Seller and its Affiliates for their reasonable costs (including allocated costs of employee time) of providing the services pursuant to this Section 5.13(b).

(c) After the Closing and each Deferred Closing, as applicable, Seller shall, upon the request of Purchaser and at Purchaser’s sole cost and expense, use reasonable efforts to provide Purchaser documentation and reasonable assistance in asserting a defense in any lawsuit, arbitration or other Action filed or claimed against Purchaser where such defense arises from or is based upon a release, license, covenant not to sue or other right in favor of Seller or its

Affiliates that is primarily related to the Transferred Assets, the Assumed Liabilities or the ownership, use, function or value of any Transferred Asset or the operation of the Business, but solely to the extent Purchaser, as a purchaser of the Transferred Assets or otherwise as the successor-in-interest of Seller in respect of the Transferred Assets, may benefit from any such release, license, covenant not to sue or other right without impairing Seller’s rights under any such release, license, covenant not to sue or other right.

(d) Notwithstanding anything to the contrary set forth in this Section 5.13, (i) no Party shall have any obligation pursuant to this Section 5.13 in connection with any litigation in which the interests of the Parties or their respective Affiliates are adverse to one another and (ii) nothing herein shall require any Party or any of its Subsidiaries or employees to disclose any information to the other Party or any of its Subsidiaries if such disclosure would jeopardize any attorney-client or other legal privilege or contravene any applicable Law, fiduciary duty or agreement, it being understood that such first Party shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to the other Party to occur without so jeopardizing privilege or contravening such Law, duty or agreement.

Section 5.14 Insurance Matters.

(a) Seller and Purchaser acknowledge and agree that Seller shall maintain coverage of the Covered Assets and Persons under its current Seller Insurance Policies until the Closing or Deferred Closing, as applicable, relating to the Transferred Assets and Assumed Liabilities subject to such Seller Insurance Policies, and except as otherwise provided in Section 5.14(b) or in respect of the Non-Assigned Assets) coverage of such Covered Assets and Persons shall cease as of such Closing or Deferred Closing, as applicable, and the Covered Assets and Persons will be deleted in all respects as insured (or additional insured, as the case may be) under all Seller Insurance Policies.

(b) After the Closing, Seller shall, and shall cause its Subsidiaries to, maintain any Directors & Officers Liability insurance policies in place on the Original Execution Date and or put in place between the Original Execution Date and the Closing Date with respect to any Transferred Employee who was a director or officer of Seller or any of its Subsidiaries prior to the Closing Date, with respect to any actions or events occurring prior to the Closing Date, for a period of six (6) years beginning on the Closing Date.

(c) Between the Original Execution Date and the Closing Date or a Deferred Closing Date, as applicable, Seller shall, and shall cause its Subsidiaries to, maintain those workers’ compensation insurance policies in place on the Original Execution Date or put in place between the Original Execution Date and the Closing Date or a Deferred Closing Date, as applicable, with respect to the Employees.

Section 5.15 Deposits, Guarantees and Other Credit Support of the Business.

(a) Purchaser acknowledges that in the course of conducting the Business, Seller and its Affiliates may have entered into various arrangements in which guarantees, credit support, letters of credit, bonds, cash deposits or similar arrangements were issued by or on behalf of Seller or its Affiliates in order to support or facilitate the Business (each, if and solely to the extent relating to the Business, a “Seller Guarantee” and all such arrangements collectively, the “Seller Guarantees”). These Seller Guarantees may also be further supported by cash deposits, collateral assets or other support arrangements under the DIP Facilities of Seller or its Affiliates or other lines of credit (“Supporting Collateral”). Purchaser and Seller hereby agree as follows:

(i)	Purchaser and Seller shall use commercially reasonable efforts to procure (a) the release of the Seller Guarantees set forth on Section 5.15(a)(i) of the Seller Disclosure Schedule by the applicable counterparty concurrently with the Closing, or otherwise as promptly as reasonably practicable thereafter, and (b) the release or return to Seller or its applicable Affiliate of all Supporting Collateral as may be the case (it being understood that under no circumstances shall Seller or Purchaser or any of their respective Affiliates be required to make any payment in connection with the release of any Seller Guarantee);

(ii)	with respect to each Seller Guarantee set forth on Section 5.15(a)(i) of the Seller Disclosure Schedule for which Purchaser or Seller does not obtain a release and the release or return of all Supporting Collateral, Purchaser and Seller shall enter into a Hold Harmless Agreement with respect to each such Seller Guarantee concurrently with the Closing; and

(iii)	Purchaser shall not amend, modify or renew any Contract subject to any Seller Guarantee during the period following the Closing Date without the consent of Seller in its sole discretion unless, pursuant to or prior to such amendment, modification or renewal, Seller’s and Seller’s Affiliates continuing obligation has been extinguished and neither Seller nor its Affiliates has any continuing liability thereunder.

(b) The Real Estate Security Deposits shall be governed by the provisions of Section 5.25(o) and the provisions of this Section 5.15 shall not apply thereto.

Section 5.16 Maintenance of Books and Records. After the Closing, Purchaser shall preserve or cause to be preserved, until at least the seventh (7th) anniversary of the Closing Date, all pre-Closing Date records to the extent relating to the Business possessed or to be possessed by Purchaser or its Affiliates. After the Closing Date and up until the seventh (7th) anniversary of the Closing Date, upon any reasonable request from Seller or its representatives, Purchaser shall, and/or shall cause the Person holding such records to, provide Seller or its representatives with copies of such records; provided that in each case Seller shall reimburse Purchaser for its reasonable and documented out-of-pocket expenses incurred in connection with any such request; provided, however, that nothing herein shall require Purchaser to disclose any information to Seller (a) in connection with any litigation in which the interests of the Parties or their respective Affiliates are adverse to one another or (b) if such disclosure would jeopardize any attorney-client or other legal privilege which Purchaser or its Affiliates is entitled to claim or contravene any applicable Law, fiduciary duty or agreement (it being understood that Purchaser shall cooperate in any reasonable efforts and requests for waivers that would enable otherwise required disclosure to Seller to occur without so jeopardizing privilege or contravening such Law, duty or agreement). Such records shall be provided under this Section 5.16 for any reasonable purpose, including to the extent reasonably required in connection with accounting, Tax, litigation, federal securities disclosure or other similar needs of Seller (other than claims between Seller and Purchaser or any of their respective Affiliates under this Agreement or any Ancillary Agreement). Notwithstanding the foregoing, (x) any and all such records may be destroyed by Purchaser if Purchaser sends to Seller written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the 30th day following such notice unless Seller notifies Purchaser that Seller desires to obtain possession of such records, in which event Purchaser shall transfer or cause to be transferred the records to Seller and Seller shall pay all reasonable expenses of Purchaser in connection therewith and (y) Purchaser shall not be required to provide Seller access to, or copies of, any Tax records that relate to any taxable period after the Closing Date (or Deferred Closing Date, as applicable); provided, however, if Seller sends to Purchaser written notice of litigation or potential litigation claims, then KPP shall not destroy any records related to those claims prior to receiving reasonably prompt further written notice from Seller that such claims are finally resolved. Purchaser shall provide copies of such records to Seller upon request in accordance with the terms of this Section 5.16.

Section 5.17 Transition Services; Day-One and Separation Planning.

(a) The Parties acknowledge that the Attachments attached to the form of Transition Services Agreement contained in Exhibit D reflect a preliminary list of Transition Services and are not in a final agreed form (such preliminary attachments, collectively, the “General Scope of Services”). Accordingly, the Parties agree that, from and after the execution of this Agreement, they will negotiate in good faith to finalize the Transition Services Agreement and agree on final Attachments to the Transition Services Agreement prior to the Closing. Without limiting the foregoing, prior to Closing, the Parties shall complete the Services Worksheet for the Transition Services Agreement, and shall complete the Statement of Work (as defined in the Transition Services Agreement) for each Transition Service to be provided under the Transition Services Agreement, including without limitation filling in the Kodak Transfer Price (as defined in the Transition Services Agreement) for each such service, in accordance with the principles set forth on Attachment A to the form of Transition Services Agreement attached to this Agreement as Exhibit D. In addition, prior to the Closing, the Parties shall negotiate in good faith and agree upon a Reverse Transition Services Agreement, which shall contemplate the provision of services and support from the Business to Seller and its Affiliates (the “Reverse Transition Services Agreement”), and shall complete a Statement of Work (to be defined in the Reverse Transition Services Agreement) for each service to be provided under the Reverse Transition Services Agreement, including filling in the Business Transfer Price (to be defined in the Reverse Transition Services Agreement) for each such service, in accordance with the principles set forth in this Section 5.17(a). The Parties agree that all such cooperation and negotiation, and the finalization of the Transition Services Agreement and the Reverse Transition Services Agreement will be subject to the following general principles and conditions:

(i)	subject to clause (ii) below, (A) the services to be provided under the Transition Services Agreement (the “Transition Services”) will include all material services and support that have been provided by Seller or its Affiliates to the Business prior to the Original Execution Date and the Closing Date, other than services contemplated to be excluded on Attachment A to the form of Transition Services Agreement attached to this Agreement as Exhibit D and (B) the services to be provided under the Reverse Transition Services Agreement (the “Reverse Transition Services”) will include all material services and support that have been provided by the Transferred Employees to Seller or its Affiliates prior to the Original Execution Date and the Closing Date. For the avoidance of doubt, the Transition Services and the Reverse Transition Services will not necessarily be limited to the services described in the General Scope of Services.

(ii)	the Transition Services and the Reverse Transition Services will not include any service the provision of which, in Seller’s or Purchaser’s reasonable opinion (as the case may be), would violate any Law;

(iii)	the Transition Services and Reverse Transition Services will include all material services (other than services contemplated to be excluded on Attachment A to the form of Transition Services Agreement attached to this Agreement as Exhibit D) reasonably necessary to facilitate the uninterrupted continuation of the Business, and the business of the applicable Affiliates of Seller receiving services and support from the Business, and the Transition Services will not include any service that is not reasonably necessary or convenient, in Purchaser’s reasonable opinion, to permit Purchaser to carry on the Business after the Closing in a manner materially consistent with the operation of the Business as at the Closing, and the Reverse Transition Services will not include any service that is not reasonably necessary or convenient, in Seller’s reasonable opinion, to permit Seller and its Affiliates to carry on their respective businesses after the Closing in a manner materially consistent with the operation of such businesses as at the Closing; and

(iv)	the Reverse Transition Services Agreement shall be on the same terms and conditions as the Transition Services Agreement (reversed as appropriate), except to the extent inapplicable in the context of the Reverse Transition Services Agreement.

(b) The Transition Services and the Reverse Transition Services shall be provided in such manner and pursuant to such terms (including terms and pricing) as are set forth in the Transition Services Agreement and the Reverse Transition Services Agreement, respectively.

(c) Prior to the Closing, if the Seller Parties determine that a Consent (as such term is defined in Section 2.2 of each of the Transition Services Agreement and the Reverse Transition Services Agreement) can reasonably be obtained without unreasonable effort or expense, the Seller Parties shall use their commercially reasonable efforts to obtain the Consents from Third Parties, including Third Party service providers, to the extent necessary to perform and provide the services contemplated under the Transition Services Agreement and the Reverse Transition Services Agreement.

(d) In the event of any dispute between the Parties in connection with the finalization of the Transition Services Agreement or the Reverse Transition Services Agreement, including the identification and specification of Transition Services and Reverse Transition Services and completion of the Attachments and Statements of Work to the Transition Services Agreement or the Reverse Transition Services Agreement, each Party shall designate a senior executive or representative reasonably acceptable to the other Party to handle such dispute and the Parties shall cause such designee(s) to meet as promptly as practicable and use their respective reasonable best efforts to resolve such dispute within a reasonable period of time. If such individuals are unable to resolve the disputes in a timely manner, the Parties shall cooperate to subject the matters in dispute to a third party mediator or arbitrator mutually acceptable to the Parties. The senior executives or representatives designated by the Parties, or any third party designated by the Parties in connection with the dispute, shall apply the principles set forth in this Section 5.17, and in the Attachments to the form of Transition Services Agreement attached to this Agreement as Exhibit D, in resolving any such disputes.

(e) For the purpose of allowing Purchaser and its representatives to prepare to consummate the Closing, receive transfer of the Transferred Assets (other than the Deferred Closing Assets) at Closing and operate the Business immediately upon Closing (“Day One Readiness”), for the purpose of allowing Purchaser and its representatives to prepare to consummate the Deferred Closings, receive transfer of the Deferred Closing Assets at the Deferred Closings and operate the portion of the Business in the Deferred Closing Countries immediately upon the applicable Deferred Closing (“Deferred Closing Day One Readiness”), and for the purpose of allowing the Purchaser and its representatives to design plans for, and to prepare for, the ultimate separation of the Business from Seller and the Seller Parties (the “Separation”), prior to the Closing, Seller shall, and shall cause the Seller Parties to, upon advance notice and at no cost to Purchaser (i) provide Purchaser and its authorized representatives reasonable access, during regular business hours, to senior managers of the Business, functional heads of the various business lines within the Business and subject matter leads responsible for various aspects of the Business (collectively, the “Access Employees”); provided that all meetings or other contact with any of the Access Employees shall be first coordinated through Garry Hapeman or Mary Arter (or their designees); provided that such requests for meetings or other contact shall not be unreasonably denied or delayed, (ii) provide copies of such books, records, reports, files and other information as reasonably requested by Purchaser about the Business or that may be necessary or helpful for Purchaser to prepare for Day One Readiness and Deferred Closing Day One Readiness and/or to design and prepare for Separation, and (iii) cooperate with Purchaser to develop plans and timelines for Day One

Readiness and Deferred Closing Day One Readiness and Separation. As soon as practicable after the Original Execution Date, the Parties shall mutually agree on a comprehensive plan for Day One Readiness and Deferred Closing Day One Readiness, which shall provide a structure and design for the segregation of the Business from Seller and the Seller Parties prior to Closing, or, the Deferred Closings, as applicable, the purpose of which is intended to ensure the uninterrupted continuation of the Business at the Closing and the Deferred Closings, as applicable, and to enable Purchaser to consummate the Closing and the Deferred Closings, as applicable, receive transfer of the Transferred Assets at the Closing and the Deferred Closings, as applicable, and operate the Business immediately upon the Closing and upon the Deferred Closings, as applicable (the “Day-One Plan”). Each Party shall use its commercially reasonable efforts to implement the tasks contemplated to be taken by it in the Day-One Plan on the terms and conditions, and within the scheduled time periods, outlined in the Day-One Plan; provided that the Parties acknowledge that the time periods set forth in the Day-One Plan may shift based on various factors that arise after the development of the Day-One Plan.

(f) Without limiting the foregoing Sections 5.17(d) and 5.17(e), Purchaser may from time to time prior to the Closing request that Seller take certain actions related to Day One Readiness and/or Separation that would not otherwise be required to be taken by Seller prior to the Closing under this Agreement or the Transition Services Agreement, including actions taken by Employees of Seller in accordance with the instructions of Purchaser under a power of attorney executed by Purchaser or a director, officer, shareholder, partner, member, agent, representative or employee of Purchaser (“Day-One Actions”). In addition, Purchaser may from time to time following the Closing but before a Deferred Closing occurs with respect to a Deferred Closing Country, request that Seller take certain actions related to Deferred Closing Day One Readiness and/or Separation with respect to such Deferred Closing Country that would not otherwise be required to be taken by Seller prior to such Deferred Closing under this Agreement or the Transition Services Agreement, including actions taken by Employees of Seller in accordance with the instructions of Purchaser under a power of attorney executed by Purchaser or a Representative of Purchaser (“Deferred Closing Day-One Actions”). With respect to Day-One Actions and Deferred Closing Day-One Actions, Seller will reasonably consider each request in good faith, and Seller shall not unreasonably withhold its agreement to perform any Day-One Actions or Deferred Closing Day-One Actions. The Parties shall cooperate in good faith to determine the nature, cost, payment terms, duration and scope of such Day-One Actions and Deferred Closing Day-One Actions, and may mutually agree to enter into a written statement of work (“SOW”) with respect to any Day-One Action or Deferred Closing Day-One Action or may mutually agree to effect any such Day-One Action or Deferred Closing Day-One Action without entering into a written SOW. Each such SOW with respect to a Day-One Action shall become effective upon execution by the Parties, and shall be deemed to be included in and governed by the Transition Services Agreement as if the Transition Services Agreement were in effect as of the date of the SOW, and each with respect to a Deferred Closing Day-Once Action shall become effective upon execution by the Parties and shall be included in and governed by the Transition Services Agreement. If the Parties are unable to mutually agree upon any specific terms of any SOW for Day-One Actions or Deferred Closing Day-One Actions, such dispute shall be subject to resolution in accordance with the principles set forth in Section 5.17(d) of this Agreement. Seller and Purchaser shall use commercially reasonable efforts, and cooperate with each other, to achieve Deferred Closing Day One Readiness with respect to any Second Wave

Country, each Third Wave Country, each Fourth Wave Country, each Fifth Wave Country and the Sixth Wave Country on or before the Second Wave Deferred Closing Date, the Third Wave Deferred Closing Date, the Fourth Wave Deferred Closing Date, the Fifth Wave Deferred Closing Date or the Sixth Wave Deferred Closing Date, respectively. In addition, Purchaser and Seller shall work together in good faith to explore mutually acceptable arrangements that would permit Seller to transfer to Purchaser any or all of the TMM Assets and TMM Liabilities at a date or dates prior to the TMM End Date without (i) causing a disruption to the TM Model in any manner adverse to Seller, Purchaser, or any of their respective Affiliates or (ii) imposing additional burdens (whether economic or non-economic) on any Seller Party.

(g) To the extent that as of the Closing Date or any Deferred Closing Date, as applicable, any of the actions, deliverables or plans contemplated under the Day-One Plan have not been accomplished, the Parties shall cooperate in good faith to design one or more workaround solutions so as to ensure the uninterrupted continuation of the Business at the Closing or the Deferred Closing, as applicable, and enable Purchaser to consummate the Closing or the Deferred Closing, as applicable.

(h) Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall indemnify, hold harmless and reimburse each Seller Indemnified Party for any Liability relating to, arising out of or in connection with any and all Day-One Actions and Deferred Closing Day-One Actions taken by such Seller Indemnified Party, regardless of whether the Parties enter into a SOW with respect to such Day-One Actions or Deferred Closing Day-One Actions (but without duplication of any amounts paid by Purchaser under an SOW), except to the extent that such Liability arises out of the willful misconduct or gross negligence of any Seller Indemnified Party.

Section 5.18 Asset Transfers. Seller shall cause the Transferred Subsidiary to transfer, assign and deliver to Seller and/or its Subsidiaries prior to the Deferred Closing with respect to China (Wuxi) the assets set forth in Section 5.18 of the Seller Disclosure Schedule and shall cause the Transferred Subsidiary to terminate and settle as of the Deferred Closing with respect to China (Wuxi) any Intercompany Contract to which the Transferred Subsidiary is a party, in each case without cost or expense to the Transferred Subsidiary and without increasing the Liabilities of the Transferred Subsidiary (except as otherwise agreed in accordance with Section 5.30). For purposes of Article III (Representations and Warranties of Seller), the representations and warranties of Seller shall be deemed to be made as though the assets set forth in Section 5.18 of the Seller Disclosure Schedule were transferred as of the Original Execution Date in accordance with this Section 5.18.

Section 5.19 Delivery of Information.

(a) Current Business Information.

(i)	Each Seller Party shall use its commercially reasonable efforts to deliver or cause to be delivered to Purchaser at the Closing or a Deferred Closing, as applicable, all Current Business Information.

(ii)	Seller shall at or prior to the date that all Transition Services have concluded, deliver or cause to be delivered to Purchaser any Current Business Information not provided pursuant to clause (i).

(b) Historic Business Information. During the term of the Transition Services Agreement:

(i)	Seller shall deliver or cause to be delivered to Purchaser Historic Business Information with a Record Age of less than five years and that are reasonably requested by Purchaser, provided that such Historic Business Information can be identified using commercially reasonable means, and Purchaser shall reimburse Seller for its reasonable expenses incurred in connection with such delivery.

(ii)	The Parties shall confer in good faith in respect of any reasonable request for Historic Business Information with a Record Age of five years or more. Seller may, in its reasonable discretion, refuse any such request. If Seller agrees to deliver the requested information, Seller shall, in its sole discretion, determine the manner and timing of any such delivery, and Purchaser shall reimburse Seller for its expenses incurred in connection with such delivery.

(iii)	Before beginning any work to deliver requested information under this 5.19(b), Seller shall provide Purchaser with an estimate of the expenses Seller anticipates it will incur in fulfilling Purchaser’s request for Historic Business Information. Seller shall not proceed with any such work until Purchaser has acknowledged receipt of the estimate and authorized Seller to proceed with such work in writing. If after receiving Seller’s estimate Purchaser does not provide such written authorization, Seller will be excused from any obligation to fulfill Purchaser’s request.

(c) Nothing in this Agreement will obligate Seller to deliver or cause to be delivered Business Information with a Record Age greater than seven (7) years.

(d) Cooperation. With respect to Current Business Information and Historic Business Information stored in Shared Systems, after the Original Execution Date, the Parties will confer and determine in good faith how to transfer (or provide access to transfer) such records to Purchaser, including determining which Party is best positioned to extract such records after Closing or a Deferred Closing, as applicable, and agreeing on reasonable formats to be used for extracts of such records and reasonable timeframes for delivery thereof by Seller to Purchaser in a manner that allows Purchaser to operate the Business in the Ordinary Course. The Parties will cooperate to ensure all such records are delivered to Purchaser at or prior to the date that all Transition Services have concluded.

(e) Combined Records.

(i)	Notwithstanding anything to the contrary in this Agreement and solely with respect to Combined Records, Seller reserves the right to redact or withhold from the delivery of any Combined Record otherwise required to be delivered pursuant to this Section 5.19 any information (A) the disclosure of which to Purchaser would cause Seller or any of its Affiliates to be in breach of a written or legal obligation of confidentiality to a Third Party in respect of such information (such information, “Third Party Confidential Information”), or (B) Seller considers in good faith to be competitively sensitive in its reasonable judgment (together with Third Party Confidential Information, collectively, “Sensitive Information”). Seller shall promptly notify Purchaser of any such determination.

(ii)	Seller shall, on a confidential basis, make such Combined Records that it believes contains Sensitive Information available for examination, at Purchaser’s expense, by Purchaser’s outside counsel such that Purchaser’s outside counsel may evaluate Seller’s determination in respect of such Combined Records. If Purchaser’s outside counsel believes such a Combined Record does not contain Sensitive Information, Seller and Purchaser shall resolve such dispute through the dispute resolution process set forth in the Transition Services Agreement.

(iii)	If Purchaser does not cause its outside counsel to review such Combined Records, or if Purchaser’s outside counsel agrees with Seller’s determination: (A) if Seller can withhold or redact Sensitive Information expending de minimis effort and for de minimis cost, or if Purchaser otherwise agrees to a method of removal or redaction of such Sensitive Information proposed by Seller, then Seller shall deliver the Combined Records with such Sensitive Information so redacted or removed; (B) if Seller cannot remove or redact such Sensitive Information expending de minimis effort and for de minimis cost, (1) Purchaser shall pay Seller’s costs incurred in removing or redacting such Sensitive Information, or (2) in the case of Third Party Confidential Information, Seller and Purchaser shall use commercially reasonable efforts to secure the consent of the applicable Third Party or Third Parties (including Government Entities as required by Law) to allow Seller to disclose such Third Party Confidential Information.

(iv)	If Purchaser is unwilling to pay Seller’s costs incurred in removing or redacting such Sensitive Information, or if Seller and Purchaser are unable to secure the necessary consents to disclose such Third Party Confidential Information, then Seller will be excused from any obligation to fulfill Purchaser’s request with respect to the affected Combined Records.

(f) Transferred Employee Email. After the Closing Date or a Deferred Closing Date, as applicable, Transferred Employees may forward any of their electronic mail relating to the Business and residing in their Seller Party-provided electronic email accounts to any Purchaser-provided electronic email account.

Section 5.20 Obligations with Respect to Intellectual Property.

(a) Purchaser, on behalf of itself and its Subsidiaries, covenants that any subsequent sale, assignment, exclusive license or exclusive sublicense, or transfer of any or all of the Transferred Patents by Purchaser or its Subsidiaries to a transferee shall be subject to the licenses, releases and rights granted to any licensee pursuant to any Permitted Patent Encumbrances, and Purchaser will impose on such immediate successor-in-interest or assigns an obligation to impose the obligations under this Section 5.20 on any immediate successors-in-interest or assigns with respect to the Transferred Patents of such immediate transferee.

(b) Prior to the Closing, the Seller Parties shall terminate or cause to be terminated any license under or in respect of any Transferred Intellectual Property where the licensor and the licensee is Seller or any Seller Affiliate.

Section 5.21 Seller Non-Compete.

(a) During the Non-Compete Period, Seller will not, and will cause each of the Other Sellers and its or their respective Subsidiaries and Affiliates not to, directly or indirectly, for its own account or on behalf of or together with any other Person, engage in, participate in, own, manage, control or participate in the ownership, management or control of the Business, including by offering to customers any products or services that fall within the Business and that are intended to be offered as products and services to induce customers and prospective customers of Purchaser to choose Seller’s products and services over Purchaser’s products and services within the Business. Seller, the Other Sellers and its and their respective Subsidiaries and Affiliates are collectively referred to as the “Covered Seller Parties” and each individually referred to as a “Covered Seller Party.”

(b) Notwithstanding the foregoing, nothing in this Agreement shall prohibit or in any way limit any Covered Seller Party from:

(i)

using, practicing, licensing, transferring, selling or otherwise exploiting in any manner, directly or indirectly, any Intellectual Property (including any Intellectual Property in Software) that is owned by or licensed to a Covered Seller Party following the Closing, subject to the rights granted therein pursuant to any applicable Ancillary Agreement, including enforcement of any Seller rights to Intellectual Property against other Persons for infringement and any settlements related thereto granting rights to Intellectual Property within the Business; provided that the primary purpose of such use, practice, license, transfer, sale or other exploitation is not to engage directly or indirectly, or facilitate the ability of another Person to engage directly or indirectly, in any business or activity that Seller is prohibited to engage in under Section 5.21(a);

(ii)	engaging, directly or indirectly, in the Commercial Imaging Business or any reasonably foreseeable extension thereof; provided, that this Section 5.21(b)(ii) shall not permit any Covered Seller Party to engage in (x) the sale of scanners or related software of the type currently sold by the DI Business, (y) the sale of maintenance and repair services related to scanners of the type currently sold by the DI Business, or (z) the performance of maintenance and repair services related to scanners of the type currently sold by the DI Business, unless such activity described in clause (x), (y) or (z) of this Section 5.21(b)(ii) is an Ancillary Scanner Product/Service;

(iii)	engaging in any act contemplated or permitted by this Agreement and/or the Ancillary Agreements;

(iv)	providing transition services of one year or less in connection with the sale by Seller and/or its Subsidiaries of any assets in connection with the Bankruptcy Cases;

(v)	performing their respective binding obligations pursuant to any Excluded Contracts, Shared Contracts or Contracts that constitutes a Non-Assigned Asset or performing their respective obligations under Section 5.12;

(vi)	owning ten percent (10%) or less of the outstanding equity securities of any class of any issuer whose securities are listed and traded on a nationally recognized securities exchange or market (whether or not in the United States of America);

(vii)

owning, affiliating with, or conducting any activity with respect to, a Person that engages, either directly or indirectly, in the Business (any such Person, together with all of its Affiliates, a “PI/DI Competing Person” and any such business that engages in the Business, a “PI/DI Competing Business”) that is the result of (A) a merger, consolidation, share exchange, sale or purchase of assets, scheme of arrangement or similar business combination (a “Business Combination”) involving one or more

Covered Seller Parties with any PI/DI Competing Person or (B) the acquisition of any PI/DI Competing Person or any securities in any PI/DI Competing Person by one or more Covered Seller Parties, if, in the case of either (A) or (B), no more than ten percent (10%) of the total consolidated revenues of such PI/DI Competing Person, taken as a whole, and prior to any Business Combination with a Covered Seller Party, are generated from the PI/DI Competing Business (it being understood that this clause (vii) shall not limit the Covered Seller Parties’ rights under clause (vi)) and such total consolidated revenues generated from the PI/DI Competing Business are less than 50% of the total consolidated revenues of the Business in the then-last 12 months; or

(viii)	acquiring a PI/DI Competing Person or more than ten percent (10%) of the outstanding equity securities of any class of any PI/DI Competing Person that generates more than ten percent (10%) of the total consolidated revenues of such PI/DI Competing Person, taken as a whole, from the PI/DI Competing Business; provided that a Covered Seller Party may proceed with any such acquisition only if the Covered Seller Party (i) enters into a definitive agreement within six (6) months of the consummation of such acquisition to divest a sufficient portion of such PI/DI Competing Person or (ii) winds down, within six (6) months of the consummation of such acquisition, a sufficient portion of such PI/DI Competing Person, such that, after giving effect to such divestiture or wind down, no more than ten percent (10%) of the total consolidated revenues of such PI/DI Competing Person, taken as a whole, are generated from the PI/DI Competing Business and such total consolidated revenues generated from the PI/DI Competing Business are less than 50% of the total consolidated revenues of the Business in the then-last 12 months.

(c) If any Covered Seller Party is involved in a Business Combination, the restrictions contained in Section 5.21(a) shall not apply to any Third Party counterparty(ies) to the Business Combination or any of such Third Party’s Affiliates which were Affiliates of such Third Party prior to the Business Combination, provided that neither the Covered Seller Party nor any of its Affiliates prior to the Business Combination, as the case may be, is the Controlling Entity after the Business Combination. “Controlling Entity” means an entity that through a Business Combination controls more than 50% of the stock, board seats, or voting rights of another entity.

(d) During the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date, Seller will not, and will cause each of its Subsidiaries not to, use, sell, lease or otherwise make available to any Person other than Purchaser and/or its Affiliates Manufacturing Line 293 in Rochester, New York (i.e., the donor manufacturing assets, including gravure coating stations, drying stations and scanning capabilities) (the “Rochester Manufacturing Line”) for the purpose of producing thermal donor media product as such product is currently used by the Seller Parties in Retail Systems Solutions. For the avoidance of doubt, nothing in this Agreement shall prohibit or in any way limit Seller or any of its Subsidiaries from using, selling, leasing or otherwise making available to any Person the Rochester Manufacturing Line for any other purpose.

Section 5.22 Purchaser Non-Compete.

(a) During the Non-Compete Period, Purchaser will not, and will cause each of its Affiliates not to, directly or indirectly, for its own account or on behalf of or together with any other Person, engage in, participate in, own, manage, control or participate in the ownership, management or control of the Commercial Imaging Business, including by offering to customers any products or services that fall within the Commercial Imaging Business and that are intended to be offered as products and services to induce customers and prospective customers of Seller to choose Purchaser’s products and services over Seller’s products and services within the Commercial Imaging Business. Purchaser and its Affiliates are collectively referred to as the “Covered Purchaser Parties” and each individually referred to as a “Covered Purchaser Party.”

(b) Notwithstanding the foregoing, nothing in this Agreement shall prohibit or in any way limit any Covered Purchaser Party from:

(i)	using, practicing, licensing, transferring, selling or otherwise exploiting in any manner, directly or indirectly, any Intellectual Property (including any Intellectual Property in Software) that is owned by or licensed to a Covered Purchaser Party following the Closing, subject to the rights granted therein pursuant to any applicable Ancillary Agreement, including enforcement of any Purchaser rights to Intellectual Property against other Persons for infringement and any settlements related thereto granting rights to Intellectual Property within the Commercial Imaging Business; provided that the primary purpose of such use, practice, license, transfer, sale or other exploitation is not to engage directly or indirectly, or facilitate the ability of another Person to engage directly or indirectly, in any business or activity that Purchaser is prohibited to engage in under Section 5.22(a);

(ii)	engaging, directly or indirectly, in the Business or any reasonably foreseeable extension thereof;

(iii)	engaging in any act contemplated or permitted by this Agreement and/or the Ancillary Agreements;

(iv)	performing their respective binding obligations pursuant to any Assigned Contract or Shared Contract;

(v)	owning ten percent (10%) or less of the outstanding equity securities of any class of any issuer whose securities are listed and traded on a nationally recognized securities exchange or market (whether or not in the United States of America);

(vi)	owning, affiliating with, or conducting any activity with respect to, a Person that engages in a business that engages in the Commercial Imaging Business (any such Person, together with all of its Affiliates, a “CI Competing Person” and any such business that engages in the Commercial Imaging Business, a “CI Competing Business”) that is the result of (A) Business Combination involving one or more Covered Purchaser Parties with any CI Competing Person or (B) the acquisition of any CI Competing Person or any securities in any CI Competing Person by one or more Covered Purchaser Parties, if, in the case of either (A) or (B), no more than ten percent (10%) of the total consolidated revenues of such CI Competing Person, taken as a whole, and prior to any Business Combination with a Covered Purchaser Party, are generated from the CI Competing Business (it being understood that this clause (vi) shall not limit the Covered Purchaser Parties’ rights under clause (v)) and such total consolidated revenues generated from the CI Competing Business are less than 50% of the total consolidated revenues of the Commercial Imaging Business in the then-last 12 months; or

(vii)	acquiring a CI Competing Person or more than ten percent (10%) of the outstanding equity securities of any class of any CI Competing Person that generates more than ten percent (10%) of the total consolidated revenues of such CI Competing Person, taken as a whole, from the CI Competing Business; provided that a Covered Purchaser Party may proceed with any such acquisition only if the Covered Purchaser Party (i) enter into a definitive agreement within six (6) months of the consummation of such acquisition to divest a sufficient portion of such CI Competing Person or (ii) winds down, within six (6) months of the consummation of such acquisition, a sufficient portion of such CI Competing Person, such that, after giving effect to such divestiture or wind down, no more than ten percent (10%) of the total consolidated revenues of such CI Competing Person, taken as a whole, are generated from the CI Competing Business and such total consolidated revenues generated from the CI Competing Business are less than 50% of the total consolidated revenues of the Commercial Imaging Business in the then-last 12 months.

(c) If any Covered Purchaser Party is involved in a Business Combination, the restrictions contained in Section 5.22(a) shall not apply to any Third Party counterparty(ies) to the Business Combination or any of such Third Party’s Affiliates which were Affiliates of such Third Party prior to the Business Combination, provided that neither the Covered Purchaser Party nor any of its Affiliates prior to the Business Combination, as the case may be, is the Controlling Entity after the Business Combination.

(d) During the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date, Purchaser will not, and will cause its Affiliates not to, use, sell, lease or otherwise make available to any Person other than Seller and/or its Affiliates Manufacturing Lines 291 and 292 in Windsor, Colorado (i.e., the donor manufacturing assets, including gravure coating stations, drying stations and scanning capabilities) (the “Colorado Manufacturing Line”) for the purpose of Functional Printing (as such term is defined in the Kodak Patents License Agreement). For the avoidance of doubt, nothing in this Agreement shall prohibit or in any way limit Purchaser or any of its Affiliates from using, selling, leasing or otherwise making available to any Person the Colorado Manufacturing Line for any other purpose.

Section 5.23 Termination of Overhead and Shared Services. Purchaser acknowledges and agrees that, except as otherwise expressly provided in the Transition Services Agreement and the other Ancillary Agreements (as applicable), effective as of the Closing Date, (i) all Overhead and Shared Services provided to the Business shall cease and (ii) the Seller Parties and their Affiliates shall have no further obligation to provide any Overhead and Shared Services to the Business.

Section 5.24 Shared Contracts.

(a) In order to perform the partial assignment of the Shared Contracts to Purchaser, Seller shall notify, or cause its Affiliates to notify, the counterparties thereto of the partial assignment of the Shared Contracts by Seller or an Affiliate to Purchaser or, to the extent required under any Shared Contract, to use its commercially reasonable efforts to obtain the prior consent of the counterparties to the partial assignment of such Shared Contracts. Purchaser and Seller shall act in good faith and reasonably cooperate in connection with the arrangement of the partial assignment or any other appropriate arrangement (including the jointly determined allocation of Seller’s and Purchaser’s respective rights and obligations thereunder) in connection with the Shared Contracts.

(b) If Seller or a Debtor Subsidiary Seller determines to assert an avoidance claim arising under Sections 544, 545, 547, 548, 549, 550 or 551 of the Bankruptcy Code against any Third Party that is a counterparty to a Shared Contract and such claim arises from such Shared Contract, Seller shall consult with Purchaser prior to asserting such claim and the Parties shall act in good faith and use commercially reasonable efforts to agree on an equitable allocation of the benefits resulting from the resolution of such claim.

Section 5.25 Real Property. This Section 5.25 is intended to specifically describe the documentation and other matters related to the transfer, separation and other occupancy rights to be provided to Purchaser with respect to the Transferred Real Property, the Real Property subject to Real Property Leases, the Shared Sites, the KEPS Plant, the Rochester Sites, the Harrow Facility and the Harrow Phase 3 Land. It is understood and agreed that any Real Property owned or leased by the Transferred Subsidiary will be transferred to Purchaser pursuant to the transfer of the Transferred Subsidiary.

(a) Transferred Real Property. Each Transferred Real Property (i) is Real Property that is owned by Seller or an Other Seller for use primarily in connection with the Business and (ii) will be transferred by Seller to Purchaser at the Closing or a Deferred Closing, as applicable, pursuant to the applicable documents to be delivered pursuant to Section 2.4(d), Section 2.5(b), Section 2.8(c)(ii) and Section 2.8(d)(ii).

(b) Real Property Subject to Real Property Leases. Each Real Property Lease (i) relates to Real Property that is leased by Seller or an Other Seller for use primarily in connection with the Business and (ii) will be assigned by Seller to Purchaser at the Closing or a Deferred Closing, as applicable, pursuant to the applicable documents to be delivered pursuant to Section 2.4(d), Section 2.5(b), Section 2.8(c)(ii) and Section 2.8(d)(ii).

(c) Shared Sites.

(i)	With respect to each Shared Site, Seller or an Other Seller, on the one hand, and Purchaser, on the other hand, shall enter into a Shared Site Agreement to provide Purchaser with the right to use such Shared Site to operate the Business in substantially the same manner as the Business was operated at such Shared Site prior to Closing or a Deferred Closing, as applicable, unless otherwise agreed by the Parties.

(ii)	To the extent that any Shared Site is required by applicable Law to be physically separated in order to enter into a Shared Site Agreement, then Seller shall (and shall cause the Other Sellers, as applicable, to) and Purchaser shall cooperate promptly and in good faith to reasonably agree on a separation plan for such property. Seller shall pay all costs and expenses incurred in connection with any such physical separation.

(iii)	With respect to each Shared Site, from and after the Original Execution Date and prior to the Closing or a Deferred Closing, as applicable, the Parties shall cooperate in good faith to determine if such Shared Site should be excluded from the transactions contemplated hereunder.

(d) KEPS Plant.

(i)

The Parties acknowledge that the KEPS Plant is part of a Real Property that is material to the Business and that the consideration paid by Purchaser hereunder was calculated on the basis that the KEPS Plant will be subleased to Purchaser or one or more Purchaser Assigns on or after the Closing. Applicable Law or the relevant Real Property Lease prohibits the subletting of the KEPS Plant to Purchaser or one or more Purchaser Assigns upon the Deferred Closing with respect to China (KEPS) without obtaining all Consents required therefor. Accordingly, the Parties are intending to either (A) mutually agree on a sublease (on terms and conditions reasonably acceptable to Purchaser) for the KEPS Plant to Purchaser, one or more Purchaser Assigns or the Transferred Subsidiary at or prior to the Deferred Closing with respect to China (KEPS) or (B) if all Consents required for such sublease are not obtained by the Deferred Closing with respect to China (KEPS), enter into good faith negotiations for a post-closing supply agreement as provided in Section 5.25(i)(ii). Prior to the Deferred Closing with respect to China (KEPS), Seller shall undertake to physically separate the KEPS Plant to provide the Business with its own separate space therein. All reasonable, out-of-pocket costs and expenses incurred with respect to such physical separation shall be shared equally as between Seller and Purchaser.

(ii)	The lease applicable to the KEPS Plant expires on January 15, 2015 and contains an extension option for an additional three (3) years, which extension option is exercisable on notice delivered to the landlord no later than three (3) months prior to the expiration date; therefore, the Deferred Closing with respect to China (KEPS) may occur after such extension option must be exercised. Accordingly, upon Purchaser’s request to Seller, Seller shall, and/or shall cause the applicable Seller Party to, exercise such extension option by notice to the landlord if Purchaser also elects to extend the term of the sublease for the KEPS Plant.

(iii)	The Parties acknowledge and agree that all sublease documents shall provide, among other things, that: (A) Purchaser shall have the right to exercise or cause the exercise of any extension options provided for under the lease applicable to the KEPS Plant if Purchaser also elects to extend such sublease; and (B) the rental amount for the KEPS Plant, which shall be negotiated by the Parties in good faith prior to the Deferred Closing with respect to China (KEPS) and shall be based on Seller’s actual, out-of-pocket costs and expenses related to the real estate costs attributable to the Business at the KEPS Plant (it being expressly understood that any utilities and other real estate costs of the Business will either (1) be directly billed to Purchaser or (2) be included in the rent amount based on Purchaser’s appropriate share thereof). This Section 5.25(d) shall survive the Deferred Closing with respect to China (KEPS).

(e) Rochester Sites.

(i)	Seller shall grant to Purchaser the right to use the Rochester Sites pursuant to the Rochester Leases at the Closing. The Rochester Leases are in final agreed form in the form attached hereto as Exhibit HH and shall be executed by Seller and Purchaser at the Closing, with the modifications with respect to Building 205 as set forth on Section 5.25(e) of the Seller Disclosure Schedule, to be implemented by the Parties acting in good faith.

(ii)	Seller shall, at Seller’s sole cost and expense, relocate the Employees of the Business that are located at the office building located at 343 State Street, Rochester, New York 14650, commonly known as Kodak Office, as of the date hereof to the appropriate premises covered by the Rochester Leases and Purchaser shall reasonably cooperate with such relocation. If any such Employees are not relocated prior to the Closing, (A) Seller shall continue, at Seller’s sole cost and expense, to relocate such Employees (and Purchaser shall continue to reasonably cooperate with such relocation) and (B) Seller and Purchaser shall enter into a short-term, rent-free occupancy agreement (i.e., at no cost to Purchaser) in a form reasonably acceptable to Seller and Purchaser until such Employees are relocated. Nothing contained in this Section 5.25(e)(i) shall in any way affect or alter the obligations contained in the foregoing clause (i) or the rights and obligations of Purchaser and Seller under the Rochester Leases, including the obligation of Purchaser and Seller to enter into and commence the Rochester Leases at the Closing, and the obligation of Purchaser to pay Rent (as such term is defined in the Rochester Leases), without deduction, set off, discount or abatement, in accordance with the terms of the Rochester Leases. The Parties shall coordinate the foregoing relocation with the reconfiguration of the premises to be leased to the applicable Purchaser Assign, as such reconfiguration is described on Section 5.25(e) of the Seller Disclosure Schedule.

(f) Harrow Facility and Harrow Phase 3 Land.

(i)	Seller shall use its good faith efforts to obtain the consent of Land Securities to transfer the Harrow Facility and the Harrow Phase 3 Land to Purchaser or its assigns and further that Purchaser or its assigns may transfer this land to any purchaser of the Business, subject to the agreements between Seller and Land Securities. If such consent is obtained prior to Closing, the Harrow Facility and the Harrow Phase 3 Land shall be considered a Transferred Real Property and not an Excluded Real Property for all purposes hereunder on Closing.

(ii)	If a Seller is unable to obtain Land Securities’ consent to such transfer prior to Closing the Parties shall enter into the Harrow Lease and the Harrow Phase 3 Lease and Profit Sharing Agreement at Closing and Seller shall use its good faith efforts (taking into account the terms of the agreement with Land Securities at the date hereof) to:

(A)	obtain the consent of Land Securities to allow Seller to transfer the whole of its interest in the Harrow Facility and the Harrow Phase 3 Land to Purchaser or its assigns and further that Purchaser or its assigns may transfer this land to any purchaser of the Business, subject to the agreements between Seller and Land Securities, or if this cannot be achieved within a reasonable time to:

(B)	permit a variation of the Harrow Lease and the Harrow Phase 3 Lease to permit the assignment of the Harrow Lease and the Harrow Phase 3 Lease to any purchaser of the Business conducted thereat (or permit a change of control of the tenant under the Harrow Lease and the Harrow Phase 3 Lease) and (B) extend the term of the Harrow Lease and the Harrow Phase 3 Lease.

(iii)	The Parties acknowledge and agree that the Harrow Lease shall be excluded from sections 24 to 28 of the Landlord and Tenant Act 1954 (LTA 1954) and:

(A)	KL served a notice on KPP Trustees Limited, as trustee for KPP (the Corporate Trustee), as required by section 38A(3)(a) of the Landlord and Tenant Act 1954 (LTA 1954) and which applies to the tenancy to be created by the Harrow Lease, before this agreement was entered into; and

(B)	Rosie Kent being a person duly authorized by the Corporate Trustee made a statutory declaration dated 26 April 2013 in accordance with the requirements of section 38A(3)(b) of the LTA 1954.

(iv)	If consent is obtained from Land Securities pursuant to the obligations in clause 5.25(f)(ii)(A):

(A)	the Harrow Phase 3 Land shall form part the Harrow Facility and Harrow Facility shall be construed accordingly;

(B)	the Harrow Facility and the Harrow Phase 3 Land shall be considered a Transferred Real Property and not an Excluded Real Property for all purposes hereunder;

(C)	the Seller shall cause KL to transfer the Harrow Facility and the Harrow Phase 3 Land to the Purchaser or one or more Purchaser Assigns and Purchaser or one or more Purchaser Assigns shall take a transfer of the same from KL;

(D)	the Profit Sharing Agreement shall cease and determine and have no further effect.

(g) Real Property Used by Seller Post-Closing. The Seller Parties have requested that, for a transitional period following the Closing, the applicable Seller Party shall have the right to use a portion of each Real Property set forth on Section 5.25(g) of the Seller Disclosure Schedule (each, a “Leaseback Site”) in substantially the same manner as such Seller Party was operating at such Leaseback Site prior to Closing or a Deferred Closing, as applicable, and Purchaser is willing to provide such transitional use of the Leaseback Sites pursuant to the terms of this Section 5.25(g).

(i)	With respect to each Leaseback Site, Purchaser, on the one hand, and Seller, on the other hand, shall enter into an agreement (each, a “Leaseback Agreement”) on the same terms and conditions as set forth in the Shared Site Agreement Term Sheet, except: (A) Purchaser shall be the “Grantor” and such Seller Party shall be the “Grantee”; (B) the size of the space to be used by such Seller Party shall be reasonably agreed to by the Parties prior to Closing or a Deferred Closing, as applicable, (C) the Rent payable by the applicable Seller Party to Purchaser shall be equal to the product of (x) Purchaser’s actual, out-of-pocket costs and expenses related to the operation of such Leaseback Site and (y) such Seller Party’s proportionate share of the total size of such Leaseback Site, which shall expressly include such Seller Party’s proportionate share of any vacant space in such Leaseback Site as of the Closing or a Deferred Closing, as applicable; (D) to the extent that any Leaseback Site is required by applicable Law to be physically separated in order to enter into such Leaseback Agreement, then Grantee shall pay all costs and expenses incurred in connection therewith; (E) the section entitled “Cooperation” shall be deleted in its entirety; (F) all other sections of the Shared Site Agreement Term Sheet shall be deemed modified to remove any provisions that are not applicable.

(ii)	To the extent that any Leaseback Site is required by applicable Law to be physically separated in order to enter into any such Leaseback Agreement, then Seller shall (and shall cause the Other Sellers, as applicable, to) and Purchaser shall cooperate promptly and in good faith to reasonably agree on a separation plan for such property. Seller shall pay all costs and expenses incurred in connection with any such physical separation.

(iii)	In the event Seller does not obtain the necessary consents of Third Parties to any such Leaseback Agreement, then Purchaser shall not be obligated to enter into such Leaseback Agreement.

(h) Negotiation of Real Property Closing Documents. The Parties acknowledge that the documents necessary to effectuate the intent of this Section 5.25 (the “Real Property Closing Documents”), including the Shared Site Agreements, are not in a final agreed form (other than the Rochester Leases). Accordingly, the Parties agree that, from and after the execution of this Agreement, they will negotiate in good faith to reasonably agree on the Real Property Closing Documents reasonably acceptable to the Parties prior to the Closing or a Deferred Closing, as applicable. With respect to the Shared Site Agreements, the Parties agree that such negotiation, and the use the Shared Sites by Purchaser, will be subject to the terms and conditions set forth on Exhibit Q. In all cases, the Real Property Closing Documents shall in no way expand the obligations of Purchaser beyond those expressly set forth in this Agreement (including the Exhibits attached hereto).

(i) Consents for Real Property Closing Documents.

(i)	The Seller Parties shall give all notices to, and use their reasonable best efforts to obtain all Consents from, all Third Parties necessary to authorize the applicable Seller Party to enter into, execute and deliver the Real Property Closing Documents and, in connection therewith, the Seller Parties shall request that the applicable Third Party agree to any subsequent transfer of the applicable Real Property Lease or Shared Site Agreement to a purchaser of the Business, including through a change of control of Purchaser or its assigns.

(ii)

In the event the Seller Parties are unable to obtain the necessary Consents to authorize the execution and delivery of the Real Property Closing Documents for the assignment of any Real Property Lease or the transfer of any Transferred Real Property relating to a manufacturing facility or the sublease relating to the KEPS Plant at the applicable Deferred Closing, then (A) the applicable Seller Party and Purchaser shall in good faith undertake one of the following to provide Purchaser or the applicable Purchaser Assign with the benefit and burden of ownership and operation of such manufacturing facility: (1) enter into a mutually agreeable supply agreement for the activities conducted at such manufacturing facility; (2) continue to operate under the manufacturing agreement entered into on the date of Closing applicable to such manufacturing facility; or (3) enter into a mutually agreeable modification to the manufacturing agreement entered into on the date of Closing applicable to such manufacturing facility, and such agreement or modification shall remain in effect until such time as the necessary Consents can be obtained and (B) from and after such Deferred Closing, Seller shall, and shall cause the applicable Other Seller to (1) use its reasonable best efforts to obtain all necessary Consents to such Real Property Closing Documents and Purchaser shall cooperate with Seller with respect thereto and (2) promptly after Seller’s receipt of all such Consents, the Parties shall execute, deliver and file all documents, and take all other actions necessary, to consummate the transfer, assignment of Real Property Lease or sublease of such manufacturing facility, as applicable.

(iii)	Upon Seller’s failure to obtain a required consent of the applicable landlord for a Shared Site Agreement, the Parties shall cooperate to implement a commercially reasonable alternative to such Shared Site Agreement that would not substantially increase the costs to Purchaser and would allow for Purchaser to continue to operate the Business in such jurisdiction as of the Closing or a Deferred Closing, as applicable, with minimal disruption (it being understood that the foregoing does not obligate Seller to enter into any arrangement that puts Seller in default under or otherwise in breach of a Shared Site Overlease).

(j) Expiring Leases.

(i)	If any Real Property Lease expires naturally pursuant to its terms after the Original Execution Date and prior to the Closing Date or the Deferred Closing Date, as applicable, then Seller and Purchaser shall cooperate in good faith to determine a mutually agreeable plan to provide Purchaser with substantially similar space at the same or lower cost as set forth in such Real Property Lease, whether by renewal of such Real Property Lease, entering into a replacement Real Property Lease or otherwise; it being expressly understood that Seller shall not enter into any new Real Property Lease or renewal of a Real Property Lease without Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

(ii)	If any lease relating to a Shared Site expires naturally pursuant to its terms after the Original Execution Date and prior to the Closing Date or the Deferred Closing Date, as applicable, then Seller shall take any and all actions necessary to provide Purchaser with substantially similar space at the same or lower cost as enjoyed by Purchaser as of the expiration of such lease, whether by renewal of such lease, entering into a replacement lease or otherwise, unless otherwise agreed to by Purchaser in writing. This Section 5.25(j)(ii) shall survive the Closing or a Deferred Closing, as applicable.

(k) Separation of Shared Sites. If Seller or an Other Seller desires to undertake a physical and/or legal separation of any Shared Site prior to Closing or a Deferred Closing, as applicable (including through obtaining a new lease, license or occupancy agreement at a new location), then such physical and/or legal separation shall be subject to Purchaser’s prior written consent, not to be unreasonably withheld, conditioned or delayed. Any new lease, sublease or license entered into in connection with any such separation for space exclusive to the Business shall be deemed a Real Property Lease for all purposes hereunder.

(l) Costs of Transfers of Real Property. Notwithstanding anything to the contrary in this Agreement, in connection with transferring the Transferred Real Property, assigning the Real Property Leases and entering into Shared Site Agreements and/or obtaining new leases, due to expiring leases or failure to obtain landlord consent to assign a Real Property Lease or enter into a Shared Site Agreement, there has been a need to (i) obtain replacement leases for certain locations, (ii) extend certain leases or (iii) make certain payments to landlords to obtain landlord consent to assign a Real Property Lease or enter into a Shared Site Agreement. As expected, certain costs have arisen in connection therewith, such as brokerage costs, relocation costs, payments to landlords to obtain landlord consents, fit out costs, early termination costs and other costs to secure space (together, “Additional Real Estate Costs”), and certain landlords have required refundable security deposits to be posted in connection therewith (solely with respect to the Real Property Leases, and together with those set forth on Section 2.1(b)(vi) of the Seller Disclosure Schedule relating to Real Property Leases, the “Real Estate Security Deposits”). All Additional Real Estate Costs incurred on or before the Agreed Time paid for by Purchaser and/or Seller shall be aggregated and equally divided between Purchaser and Seller so that each Party pays for 50% of all Additional Real Estate Costs. After the Agreed Time, any Additional Real Estate Costs will be taken into account without double counting in the payments required under “Post-Deferred Closing Economic True-Up Adjustment” in Schedule A. For the avoidance of doubt, Additional Real Estate Costs includes, but without duplication with Section 6.1, any Transfer Taxes and does not include Additional Transfer Taxes (which payment shall be governed by Section 5.30). All Real Estate Security Deposits shall be governed by the provisions in Section 5.25(o) below.

(m) Post-Closing Rent. With respect to the Real Property Leases being assigned to Purchaser on the Closing, Purchaser shall reimburse Seller for any and all rent, costs, or other expenses due pursuant to the terms of any Real Property Leases that were prepaid by Seller on or before the Agreed Time that relate to periods from and after the Agreed Time. With respect to any Real Property Leases being assigned to Purchaser on any Deferred Closing, any prepaid rent, costs or other expenses with respect thereto for periods from and after the Agreed Time shall not be reimbursed, but shall be taken into account without double counting in the payments required under “Post-Deferred Closing Economic True-Up Adjustment” in Schedule A.

(n) Pakistan Lease. Purchaser shall indemnify and hold Seller and its Affiliates harmless from all Liabilities relating to the Pakistan Lease, including (i) the amount of rental payments arising under the Pakistan Lease from the Agreed Time through the date of expiration or termination of such Pakistan Lease, and (ii) all other Liabilities to any Third Party payable under the terms of the Pakistan Lease in connection with the early termination or expiration thereof; provided that Purchaser shall not indemnify and hold Seller and its Affiliates harmless from any Liabilities arising from (A) any breach by a Seller Party of the Pakistan Lease or (B) any modification of the Pakistan Lease not consented to by Purchaser in writing.

(o) Security Deposits. Notwithstanding any other provisions of this Agreement, with respect to each Real Estate Security Deposit, (i) Purchaser shall reimburse Seller for such Real Estate Security Deposit at the Closing or the Deferred Closing at which the applicable Real Property Lease is assigned to Purchaser, and such Real Estate Security Deposit shall be deemed assigned to Purchaser or the applicable Purchaser Assign at the Closing or Deferred Closing, as applicable and (ii) (A) if the amount that Purchaser paid to Seller on Closing or a Deferred Closing, as applicable, with respect to such Real Estate Security Deposit is in excess of the amount actually held by the applicable landlord as of the date of Closing or a Deferred Closing, as applicable, then Seller shall promptly pay such excess to Purchaser upon receipt of evidence of such excess from Purchaser and (B) if the applicable landlord pays all or any portion of the Real Estate Security Deposit directly to any Seller Party, then such Seller Party shall promptly remit the amount of such payment to Purchaser or the applicable Purchaser Assign. Seller shall not request the return of any Real Estate Security Deposits from any landlord of a Real Property Lease and shall reasonably cooperate to effectuate this Section 5.25(o). This Section 5.25(o) shall survive the Closing or the applicable Deferred Closing.

Section 5.26 Identified Assets. For six (6) months after Closing or any Deferred Closing, as applicable, either Party may identify any asset or property that such Party reasonably believes is a Transferred Asset that was not transferred at Closing or such Deferred Closing, as applicable, or an Excluded Asset that was transferred at Closing or such Deferred Closing, as applicable (each, an “Identified Asset”) and request in writing that such other Party promptly assign, transfer, convey or deliver such Identified Asset to such Party. Unless either Party contests in good faith the identification of such asset or property as a Transferred Asset or an Excluded Asset, as the case may be, within ten (10) Business Days of such written request by providing written notice thereof to the other Party and specifying in detail the basis for its objection (such notice, an “Dispute Notice”), such other Party shall promptly assign, transfer, convey or deliver such Identified Asset to the other Party, which from such time shall be deemed a Transferred Asset or an Excluded Asset, as the case may be, for all purposes of this Agreement. In the event that either Party contests in good faith the identification of an asset or property as Transferred Asset or an Excluded Asset, as the case may be, in accordance with the immediately preceding sentence of this Section 5.26, then the Parties shall reasonably cooperate with each other in the resolution of such dispute, and if such dispute is not resolved within 30 days of either Party providing an Dispute Notice, then the Parties shall submit such dispute to a Third Party arbitrator reasonably acceptable to each Party for binding resolution.

Section 5.27 BFN Irrevocable Offers. As promptly as practicable, but in no event later than the tenth (10th) Business Day after the Original Execution Date, Purchaser or a Foreign Acquisition Entity formed by Purchaser shall deliver the BFN Irrevocable Offers to each of the BFN Sellers. For the avoidance of doubt, the execution and delivery of the BFN Local Transfer Agreements shall not be a condition to, or delay, the Closing.

Section 5.28 Ancillary Agreements; Additional Commercial Agreements.

(a) After the Original Execution Date, Seller and Purchaser shall cooperate promptly and in good faith to finalize in definitive form each of the Ancillary Agreements on the terms and conditions set forth in the Exhibits hereto. With respect to each Ancillary Agreement for which the form of agreement is attached to this Agreement as an Exhibit, the definitive form of such Ancillary Agreement to be executed and delivered by the applicable parties thereto at Closing or a Deferred Closing, as applicable, shall be in such form as attached to this Agreement, with only such ministerial additions, deletions and modifications as necessary to complete any missing terms contemplated by the form to be completed by the parties to the Ancillary Agreement or to correct any scrivener’s error in the form of Ancillary Agreement. With respect to each Ancillary Agreement for which a summary of principal terms or term sheet is attached to this Agreement as an Exhibit (each a “Term Sheet Agreement”), the definitive form of such Ancillary Agreement to be executed and delivered by the applicable parties at Closing or at a Deferred Closing, as applicable, shall be on the terms and conditions set forth in such Exhibit and shall contain such other terms and conditions as are reasonably agreed between the Parties or required by applicable Law. Section 5.25(h) shall further apply to the preparation and negotiation of any Ancillary Agreements that are Real Property Closing Documents.

(b) After the Original Execution Date and prior to the Closing Date or a Deferred Closing Date, as applicable, at the request of Purchaser or Seller, respectively, Seller or Purchaser, respectively, shall discuss and negotiate in good faith with the requesting Party the terms and conditions proposed by the requesting Party of any commercial agreements (in addition to the Ancillary Agreements) for the supply of goods or services between the Seller Parties and Purchaser necessary to maintain the continuity of the operations of the Business and the Commercial Imaging Business following the Closing or a Deferred Closing, as applicable, as a result of the separation of the Business and the Commercial Imaging Business pursuant to the Transactions (collectively, the “Additional Commercial Agreements”). Without limiting the generality of the foregoing, the Seller Parties and Purchaser acknowledge that the foregoing obligation is an obligation to discuss and negotiate in good faith and is not an obligation to enter into any proposed commercial agreement or to agree to any particular terms and conditions of any proposed commercial agreement.

(c) If the Parties are unable to reach agreement on a material term or condition of a Term Sheet Agreement (to the extent not already set forth in the Exhibit for such Term Sheet Agreement attached to this Agreement) or of an Additional Commercial Agreement, then each Party shall designate a senior executive or representative reasonably acceptable to the other Party to handle such dispute and the Parties shall cause such designees to meet as promptly as practicable and use their respective reasonable best efforts to resolve such dispute within a reasonable period of time. Any Additional Commercial Agreements shall be executed and delivered contemporaneously with the Closing or a Deferred Closing, as applicable, together with the other Ancillary Agreements.

Section 5.29 Certain Environmental Matters.

(a) Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

(i)	“2013 Estimated Emissions Allowances Shortfall” has the meaning set forth in Section 5.29(d)(ii).

(ii)	“Agreed Carbon Price” means the closing daily price for Emissions Trading Allowances specified by Point Carbon at www.pointcarbon.com in the Point Carbon EUA OTC spot prices;

(iii)	“CER” means a “CER” as defined in the Emissions Trading Directive and which may be used for compliance purposes in accordance with Article 11a(3)(a) and (b) of the Emissions Trading Directive, as amended from time to time.

(iv)	“Closing Estimated Reportable 2013 Emissions” means the total Reportable Emissions in respect of greenhouse gases from the Harrow Facility, for the period from 1 January 2013 to the Closing Date that is estimated by KL acting as a reasonable and prudent operator and notified to Purchaser on the Closing Date.

(v)	“Closing Reportable 2013 Emissions” means the total Reportable Emissions in respect of greenhouse gases from the Harrow Facility, for the period from 1 January 2013 to the Closing Date (inclusive), as verified by the Independent Environmental Verifier.

(vi)	“ECHA” means the European Chemicals Agency and any replacement or successor thereof.

(vii)	“ERU” means an “ERU” as defined in the Emissions Trading Directive and which may be used for compliance purposes in accordance with Article 11a (3)(a) and (b) of the Emissions Trading Directive, as amended from time to time.

(viii)	“EU Credits” means CERs and ERUs.

(ix)	“EU ETS Registry Account” means KL’s operator holding account in respect of the Harrow Facility within the Emissions Trading Registry for the UK with the account identification code UK-E-IN-11539;

(x)	“Emissions Trading Allowances” means “allowance” as defined in the Emissions Trading Directive.

(xi)	“Emissions Trading Directive” means Directive 2003/87/EC of the European Parliament and of the Council of 13 October 2003 (as amended by Directive 2004/101/EC, Directive 2008/101/EC, Regulation 219/2009 and Directive 2009/29/EC) establishing a scheme for greenhouse gas emissions allowance trading and amending Council Directive 96/61/EC.

(xii)	“Emissions Trading Registry” has the meaning given to “registry” in Regulation 2216/2004 of the Commission for a standardised and secured system of registries, as amended by Commission Regulation (EC) No 916/2007 of 31 July 2007 and Commission Regulation (EC) No 994/2008 of 8 October 2008 and Commission Regulation (EU) No 920/2010 of 7 October 2010 and Commission Regulation 1193/2011.

(xiii)	“GHG Permit” means GHG Permit number UK-E-IN-11539 relating to the Harrow Facility issued to KL under the GHG Regulations.

(xiv)	“GHG Regulations” means the Greenhouse Gas Emission Trading Scheme Regulations 2005.

(xv)	“Independent Environmental Verifier” means the environmental consultant, appointed jointly by KL and Purchaser to verify the Closing Reportable 2013 Emissions.

(xvi)	“Legal Entity Change” means the object in REACH-IT which is to be used by Purchaser and KL to transfer the Substance Registrations from KL to Purchaser.

(xvii)	“REACH” means the Registration, Evaluation, Authorisation, and restriction of Chemicals Regulation (EC) No 1907/2006, as amended.

(xviii)	“REACH-IT” means the online function operated by the ECHA for the administration, updating and transference of responsibilities for Persons manufacturing or importing substances to which REACH relates.

(xix)	“Reportable 2012 Emissions” means the total Reportable Emissions in respect of greenhouse gases from the Harrow Facility, for the period from January 1, 2012 to December 31, 2012 (inclusive), as verified and accepted by the relevant Government Entity.

(xx)	“Reportable 2013 Emissions” means the total Reportable Emissions in respect of greenhouse gases from the Harrow Facility, for the period from January 1, 2013 to the Closing Date (inclusive), as verified by the Independent Environmental Verifier.

(xxi)	“Reportable Emissions” has the meaning given to it in the Greenhouse Gas Emissions Trading Regulations 2005.

(xxii)	“Substance Registrations” means the substance pre-registrations, registrations, notifications and inquiries under REACH listed with their unique identifier reference number in Section 5.29(a) of the Seller Disclosure Schedule, which are to be transferred from KL to Purchaser in accordance with this Section 5.29.

(xxiii)	“Total 2012 Emissions Trading Allowances” means a volume of Emissions Trading Allowances (and EU Credits up to the volume allowed for compliance by the Harrow Facility in relation to compliance year 2012 in accordance with the GHG Permit and GHG Regulations) equivalent to the Reportable 2012 Emissions.

(xxiv)	“Total 2013 Emissions Trading Allowances” means 29,445 Emissions Trading Allowances being the total Emissions Trading Allowances allocated to KL in respect of the Harrow Facility under the UK National Implementation Measures and the GHG Regulations for the compliance year of January 1, 2013 to December 31, 2013 (inclusive).

(b) Obligation of Seller and KL. Each of Seller and KL agree that KL shall:

(i)	use its reasonable best efforts to transfer the Substance Registrations to Purchaser and to cooperate with Purchaser to complete the Legal Entity Change to Purchaser for all Substance Registrations and provide all information reasonably required by Purchaser to complete such Legal Entity Change and associated processes;

(ii)	cooperate with the ECHA to ensure all information required by the ECHA for the Legal Entity Change is supplied in full and in accordance with any deadlines set by the ECHA;

(iii)	not transfer any Substance Registrations to any other Person; and

(iv)	ensure that to Seller’s Knowledge, all evidence provided to Purchaser and ECHA in relation to REACH, Substance Registrations and Legal Entity Change is correct, true and not misleading.

(c) Legal Entity Change Process.

(i)	Seller and KL agree that, as soon as reasonably practicable after the TMM End Date, KL shall create a Legal Entity Change in REACH-IT along with all relevant evidence required by ECHA for the transfer of the Substance Registrations from KL to Purchaser and shall immediately communicate in writing to Purchaser that the Legal Entity Change has started and provide all relevant information reasonably required by Purchaser for it to evaluate the Legal Entity Change; Purchaser shall supply all information required of it by Seller to complete the Legal Entity Change.

(ii)	Purchaser shall review the Legal Entity Change and shall, within ten (10) Business Days of Seller providing the notice and information referred to in the immediately preceding clause (i), inform Seller of any changes to the Legal Entity Change it, in its sole discretion, requires.

(iii)	Where required by Purchaser under the immediately preceding clause (ii) to input changes to the Legal Entity Change and/or provide further information to Purchaser, Seller shall update the Legal Entity Change and/or provide such information as requested within ten (10) Business Days of Purchaser’s request.

(iv)	Subject to Purchaser’s satisfaction of the Legal Entity Change, Purchaser shall validate the Legal Entity Change.

(v)	Following receipt of an invoice from the ECHA by Purchaser, Purchaser shall pay any invoices associated with the Legal Entity Change detailed above, Purchaser shall promptly notify Seller in writing of the invoice amount and details for its payment to the ECHA.

(vi)	Purchaser shall confirm completion of the transfer of the Substance Registrations upon receipt of such confirmation from the ECHA.

(vii)	Should for any reason the Substance Registrations not transfer to Purchaser, Purchaser and Seller shall, in good faith, repeat the steps set out in clauses (i) through (vi) of this Section 5.2(c) until all Substance Registrations are transferred to the satisfaction of Purchaser.

(d) Harrow Facility Emissions Trading Allowances and Compliance with EU ETS.

(i)	Prior to Closing KL shall fully comply with its 2012 compliance obligations under the GHG Permit and the GHG Regulations and ensure that the Total 2012 Emissions Trading Allowances are surrendered on or before 30 April 2013 to cover the Reportable 2012 Emissions.

(ii)	As of the Closing Date, KL shall transfer to Purchaser the Total 2013 Emissions Trading Allowances plus, at no cost, a volume of Emissions Trading Allowances equivalent to the amount (if any) by which Closing Estimated Reportable 2013 Emissions exceed pro rata the proportion of the Total 2013 Emissions Trading Allowances for the same period (the “2013 Estimated Emissions Allowances Shortfall”).

(iii)	As soon as reasonably practicable after Closing, KL shall provide to Purchaser and the Independent Environmental Verifier a statement of the amount of its actual Closing Reportable 2013 Emissions, such statement to be verified by the Independent Environmental Verifier.

(iv)	If the Closing Reportable 2013 Emissions differ from the Closing Estimated Reportable 2013 Emissions for the corresponding period by a factor of ten percent (10%) or more, the parties shall undertake an Emissions Trading Allowance adjustment, calculated in accordance with Section 5.29(e).

(e) Emissions Trading Allowance Adjustment. If:

(i)	the Closing Reportable 2013 Emissions exceed the Closing Estimated Reportable 2013 Emissions for the corresponding period, Seller shall at its option either:

(A)	transfer to Purchaser a volume of Emissions Trading Allowances equal to:

(1)	the amount by which the Closing Reportable 2013 Emissions exceed pro rata the proportion of the Total 2013 Emissions Trading Allowances for the same period, less

(2)	the 2013 Estimated Emissions Allowances Shortfall transferred to Purchaser on Closing, or

(B)	pay to Purchaser an amount equal to the financial value attributable to the same volume of Emissions Trading Allowances as calculated in accordance with clause (A) above multiplied by the Agreed Carbon Price on the date of notification referred to in Section 5.29(d)(iii);

(ii)	the Closing Reportable 2013 Emissions are less than the Closing Estimated Reportable 2013 Emissions for the corresponding period, Purchaser shall pay to Seller an amount equal to the financial value attributable to:

(A)	the 2013 Estimated Emissions Allowances Shortfall transferred to Purchaser on Closing, less

(B)	the amount (if any) by which the Closing Reportable 2013 Emissions exceed pro rata the proportion of the Total 2013 Emissions Trading Allowances for the same period,

(iii)	multiplied by the Agreed Carbon Price on the date of notification referred to in Section 5.29(d)(iii).

(f) Any transfer of Emissions Trading Allowances or payment of equivalent financial value pursuant to Section 5.29(e) shall be made not later than ten (10) Business Days after the Closing Date; or the date of the opinion addressed to Purchaser and KL by the Independent Environmental Verifier, whichever is the later.

(g) KL and Purchaser shall co-operate with and execute (or procure the execution of) such forms and provide such information as the other shall reasonably require with a view to ensuring that the GHG Permit and the EU ETS Registry Account are transferred to Purchaser or Purchaser’s nominee on or as soon as reasonably practicable after the Closing Date.

(h) After Closing and pending transfer of the GHG Permit and the EU ETS Registry Account as provided for in Section 5.29(g), KL shall carry out (or procure the carrying out of) all reasonable written requests of Purchaser at Purchaser’s expense with respect to the administration and operation of the EU ETS Registry Account.

(i) Other than pursuant to the aforesaid provisions of this Section 5.29, Seller and KL agree that they shall not after the Original Execution Date make any request to transfer and/or surrender any of the Total 2013 Emissions Trading Allowances from the EU ETS Registry Account.

(j) This Section 5.29 shall survive the Closing.

Section 5.30 Structure of Sale of the Transferred Subsidiary.

(a) Structure of Sale. The Parties acknowledge that they have agreed to structure the sale of the Business of the Transferred Subsidiary to Purchaser as the sale of the stock in the Transferred Subsidiary to Purchaser or one or more Purchaser Assigns and to treat the assets set forth in Section 5.18 of the Seller Disclosure Schedule as Excluded Assets (which Excluded Assets include the cash and cash items owned by the Transferred Subsidiary (the “KWCL Cash”), which, as of March 31, 2013 was $57.4 million, and which shall be determined as of the Agreed Time). In order to facilitate the transfer of the KWCL Cash from the Transferred Subsidiary to Seller and/or its other Subsidiaries pursuant to Section 5.18, Seller intends to apply for a governmental approval for a capital reduction. As soon as reasonably possible, but no later than the earlier of (i) September 1, 2014 and (ii) the forty-fifth (45th) day following the final rejection by the government of Seller’s request for any capital reduction, Seller must elect, at its sole discretion and by written notice delivered to Purchaser, one of the following structures for the transfer of the Business of the Transferred Subsidiary to the Purchaser or an applicable Purchaser Assign:

(i)	asset sale as described in Section 5.30(b) below;

(ii)	stock sale as described in Section 5.30(c) below; or

(iii)	if both Parties reasonably agree prior to the date Seller makes the election hereunder, an alternative arrangement for transferring the KWCL Cash from the Transferred Subsidiary to Seller and/or its Subsidiaries that will not require Purchaser to increase the Cash Price as a result of such transaction and that will provide Purchaser and any applicable Purchaser Assign with full right, title and interest to all of the assets and properties, subject to the liabilities of the Transferred Subsidiary (other than the Excluded Assets set forth in Section 5.18 of the Seller Disclosure Schedule).

Provided, however, that if the Transferred Subsidiary obtained a governmental Consent for the reduction of capital, the Seller elected a stock sale under clause (ii) above, and thereafter such governmental approval was materially reduced or revoked, then Seller shall have five Business Days from the date of such governmental reduction or revocation to change its election to an asset sale. If Purchaser establishes a local WUXI Subsidiary to be prepared in case an asset sale would be required (which Purchaser may do in its discretion, and shall do upon the request of Seller), and eventually the stock of the Transferred Subsidiary was transferred to the Purchaser Assign (so that the use of the local WUXI subsidiary to effect the asset purchase was not required), then Seller shall hold the Purchaser harmless from any reasonable out of pocket costs incurred as a result of establishing, requesting permits and liquidating such local WUXI subsidiary.

The Parties agree to use commercially reasonable efforts to complete the transactions described above as soon as commercially reasonable, and in all circumstances by no later than December 31, 2014, except that, if the Parties do not have on December 31, 2014 the necessary governmental approvals without which the transaction cannot be closed, such date shall be extended to the soonest date following December 31, 2014 that is commercially reasonable.

Seller shall (i) provide Purchaser with detailed, timely written reports, no less often than monthly, regarding the progress of its communication and discussion (both formal and informal) with the relevant government agencies and officials for the approval of a capital reduction, (ii) timely provide Purchaser with copies of all correspondence and documents pertaining to the application, progress and approval of said capital reduction, unless such correspondence or documents pertain in whole or in part to the businesses retained by the Seller or its Affiliates after the Deferred Closing (and in such as case, such part of the correspondence or document that relate to the retained businesses shall be redacted and the rest of the correspondence or document shall be provided to the Purchaser), (iii) to the extent reasonably practical under the circumstances, provide Purchaser with timely advance notice of all meetings with government officials and (iv) to the extent reasonably practical given the timing of such meetings, provide Purchaser with the opportunity to be present at such meetings through an employee of the Business who is proposed by Purchaser and approved by the Seller (which approval shall not be unreasonably denied, delayed or conditioned) and who is expected to be employed by the Purchaser Assign or its subsidiaries. Furthermore, Seller shall not make any commitment to any government official or agency regarding the future business, operations or finances of the Transferred Subsidiary without the advance written consent of Purchaser (which Purchaser may grant or deny in the reasonable discretion of Purchaser). The Parties shall reasonably coordinate the representations made to the government with respect to the future operation of the Business. The Purchaser has not had, and agrees not to have any independent discussions with any government agencies and officials regarding the capital reduction application unless it receives the prior written consent of the Seller (which consent Seller may refuse in its sole discretion). In the event that Seller fails to make a timely election, the transaction shall be effected by means of an Asset Sale as described in Section 5.30(b).

(b) In the case of an Asset Sale, the Parties agree that: (A) the Transferred Subsidiary shall assign to Purchaser or an applicable Purchaser Assign (and Purchaser shall, or shall cause the applicable Purchaser Assign to, accept) those assets of the Transferred Subsidiary deemed to be transferred to Purchaser or an applicable Purchaser Assign pursuant to the terms of Sections 2.1(a), 2.1(b) and 2.1(c); (B) Purchaser shall, or shall cause the applicable Purchaser Assign to, assume those Liabilities of the Transferred Subsidiary deemed to be assumed by Purchaser or an applicable Purchaser Assign pursuant to the terms of Sections 2.1(d) and 2.1(e) (the transactions contemplated by clauses (A) and (B) being referred to as an “Asset Sale”); (C) if, as a result of such Asset Sale, Purchaser or such Purchaser Assign is to bear more Transfer Taxes (other than Recoupable Transfer Taxes) than it would otherwise bear in a sale of the Transferred Subsidiary to Purchaser as the sale of the stock in the Transferred Subsidiary (“Additional Transfer Taxes”), the Transferred Subsidiary shall reimburse Purchaser or the applicable Purchaser Assign in RMB for the Additional Transfer Taxes; and (D) Seller or any Subsidiary of Seller shall be entitled to retain the assets set forth on Section 5.18 of the Seller Disclosure Schedule and, subject to the provisions of this Section 5.30, the provisions of this Agreement with respect to the transfer of the Transferred Assets and Assumed Liabilities that are not in conflict with the provisions of this Section 5.30 will apply mutatis mutandis to the transferred assets and assumed liabilities of the Transferred Subsidiary, and the special provisions in Article VI and Section 6.5(b) applicable only to the Transferred Subsidiary and Section 6.1(a) shall not apply (and, instead, the other provisions of such Article VI shall apply).

(c) In the case of a stock sale, the Parties agree that: (A) all equity interests in the Transferred Subsidiary shall be sold to Purchaser or the applicable Purchaser Assign in return for a cash payment equal to the allocation of the Purchase Price to the Transferred Subsidiary as set forth in the Purchase Price Allocation Schedule; (B) Section 5.12 shall not apply to the Transferred Subsidiary (and the Parties acknowledge that the intent is that the economic benefits set forth under Section 5.12 will be transferred to Purchaser or the Purchaser Assign by reason of the transfer of the stock of the Transferred Subsidiary to Purchaser or the Purchaser Assign); (C) to the extent permitted by Law, the applicable Seller Party shall be entitled to take all commercially reasonable actions necessary to withdraw cash from the Transferred Subsidiary as a capital reduction or as a dividend in an amount that shall not exceed the KWCL Cash as of the Agreed Time and the other Excluded Assets; (D) to the extent that the Seller Party was unable to complete such withdrawal prior to the Deferred Closing Date, on or prior to the Deferred Closing Date the Transferred Subsidiary may declare a dividend in an amount that shall not exceed the lesser of (i) the undistributed KWCL Cash and (ii) the retained earnings of the Transferred Subsidiary as of the Deferred Closing Date, which amount may be finally determinable and shall be distributable to the applicable Seller Party pursuant to commercially reasonable terms after the Deferred Closing and after the Transferred Subsidiary’s filing process for the corporate income tax returns for the applicable year has been completed; (E) if, as a condition to the approval of the governmental authority the purchase price for the stock of the Transferred Subsidiary is required to be increased, then the Parties will revert to an Asset Sale as set forth in Section 5.30(b) above, unless, at the request of the Seller with the consent of Purchaser (which shall not be unreasonably withheld), Purchaser or the applicable Purchaser Assign increases the payment for the Transferred Subsidiary in the amount required by the governmental authority, in which case the Seller or the applicable Seller Party shall repay, or shall cause any of its Subsidiaries to repay to the applicable Purchaser Assign an amount equal to such additional purchase price (and shall indemnify the applicable Purchaser Assign on an after-tax basis for any taxes (if any) payable on the receipt of such repayment); and (F) notwithstanding Section 5.18, the Transferred Subsidiary may be unable to transfer the refurbishment business to another Seller Subsidiary prior to the Deferred Closing Date and, in such a case, they shall enter into a supply agreement under which the Transferred Subsidiary shall supply refurbishment services to the Seller and its Subsidiaries by using the refurbishment assets that are retained by the Transferred Subsidiary, which agreement shall provide the Seller with the economic benefits of such refurbishment business under the principles of Section 5.12 and Schedule A.

Section 5.31 Wind-Down in Venezuela.

(a) Seller shall, or shall cause Kodak Venezuela S.A. to,

(i)	as promptly as commercially practicable after the Closing Date, and in any event no later than 30 days thereafter, provide notice of termination of the Venezuela Warehouse Lease to the landlord under the Venezuela Warehouse Lease and terminate any Contracts that would have been Assigned Contracts hereunder if Kodak Venezuela S.A. were a Non-Debtor Subsidiary Seller hereunder (the “Venezuela Contracts”);

(ii)	as promptly as commercially practicable after the Closing Date, dispose of any assets that would have been Transferred Assets hereunder if Kodak Venezuela S.A. were a Non-Debtor Subsidiary Seller hereunder (the “Venezuela Assets”); and

(iii)	on or as soon as practicable after the Closing Date, provide a notice of termination to any individual who is listed in Section 5.31(a)(iii) of the Seller Disclosure Schedule (a “Venezuela Employee”), such termination to be effective as of a date mutually agreed upon in good faith between Seller and Purchaser (subject to the requirements of applicable local Law).

(b) Notwithstanding anything to the contrary in this Agreement, Purchaser shall indemnify and hold Seller and its Affiliates harmless from all Liabilities relating to the winding down of the Business in Venezuela, including (i) the amount of rental payments arising under any Venezuela Lease from the Agreed Time through the date of expiration or termination of such Venezuela Lease, (ii) the amount of any payments made by Seller or any of its Affiliates under any Venezuela Contract from the Agreed Time through the date of expiration or termination of such Venezuela Contract, (iii) all termination penalties, termination fees and similar termination Liabilities incurred as a result of the early termination of any Venezuela Lease or Venezuela Contract, (iv) all other Liabilities to any Third Party payable under the terms of any Venezuela Lease or Venezuela Contract in connection with the early termination or expiration of such Venezuela Lease or Venezuela Contract, as applicable and (v) all Liabilities incurred as a result of the disposition of the Venezuela Assets.

(c) Notwithstanding anything to the contrary in this Agreement, Purchaser shall indemnify and reimburse Seller for: (i) base salary or wages and bonus or sales and commission payments, as applicable, paid by Seller or any of its Affiliates to any Venezuela Employee beginning after the Agreed Time and extending to the Venezuela Employee’s termination date; (ii) the cost of welfare, pension and other benefits, as applicable (including expenses such as travel) provided by Seller or any of its Affiliates to any Venezuela Employee beginning after the Agreed Time and extending to the Venezuela Employee’s termination date; (iii) all workers’ compensation, medical, life insurance and other welfare plan expenses and benefits provided by Seller or any of its Affiliates to any Venezuela Employee with respect to claims incurred by such individual (or his or her covered dependents) beginning after the Agreed Time and extending to the Venezuela Employee’s termination date; and (iv) any severance, statutory, contractual or common law termination pay, pay in lieu of notice of termination or other termination benefits or consent payments that are actually paid by Seller or any of its Affiliates to a Venezuela Employee (together with the payments described in Section 5.31(c)(i), 5.31(c)(ii), and 5.31(c)(iii), the “Venezuela Employee Payments”); provided, that any such Venezuela Employee Payments are limited to those required under arrangements existing on April 26, 2013 (as may be amended or modified in compliance with Section 5.7) or otherwise required by applicable local Laws. In addition, Purchaser shall indemnify and hold Seller harmless from all Liabilities related to any labor disputes arising from any Venezuela Employee’s employment with a Seller Party following the Agreed Time or termination thereof.

Section 5.32 UPC Codes.

(a) Seller hereby grants to Purchaser and its Affiliates, as of the Closing Date, a perpetual, worldwide, non-exclusive, royalty-free, irrevocable license to use the 041777 UPC code prefix for Global Trade Item Numbers (“GTINs”) in existence as of the Closing Date.

(b) Purchaser hereby grants to Seller and its Affiliates, as of the Closing Date, a perpetual, worldwide, non-exclusive, royalty-free, irrevocable license to use the 041775 and 086806 UPC code prefixes for GTINs in existence as of the Closing Date.

(c) As of the Closing Date, Seller hereby grants to Purchaser and its Affiliates, until the UPC Deferred Transfer Date, a worldwide, non-exclusive, royalty-free, irrevocable license to use the 041771, 041773, 041778 and 086794 UPC code prefixes for GTINs in existence as of the Closing Date. As of the UPC Deferred Transfer Date, Seller hereby transfers and assigns to Purchaser, at no cost, all of Seller’s worldwide right, title and interest in and to the 041771, 041773, 041778 and 086794 UPC code prefixes.

(d) Purchaser hereby grants to Seller and its Affiliates, as of the UPC Deferred Transfer Date, a perpetual, worldwide, non-exclusive, royalty-free, irrevocable license to use the 041771, 041773, 041778 and 086794 UPC code prefixes for GTINs in existence as of the UPC Deferred Transfer Date.

Section 5.33 Preferred Supplier Arrangement.

(a) If, during the Non-Compete Period, Seller desires to provide or offer to provide a scanner of the type currently sold by the DI Business in connection with the Commercial Imaging Business (including the Enterprise Services Business) (an “Opportunity”), then Seller shall (1) request in writing a written quote from Purchaser in respect of such Opportunity at least five Business Days prior to communicating with any other Third Party which sells a competing scanner regarding such Opportunity; and (2) provide Purchaser with such information regarding the Opportunity as reasonably necessary for Purchaser to evaluate the Opportunity. Promptly following Purchaser’s receipt of any such request for quote, the Parties shall cooperate with each other in good faith to discuss the scope and nature of the scanner so requested and any associated customer requirements or additional business context regarding the specifications for the requested scanner. No later than five Business Days after receipt of Seller’s written request (or, if required earlier by the Opportunity timetable, as soon as practicable using commercially reasonable efforts), Purchaser shall either (i) decline to provide a scanner to Seller in connection with such Opportunity or (ii) deliver a written response to Seller regarding such Opportunity (including the pricing applicable to the requested scanner) (each, a “Response”). Following receipt of the Response, Seller may decline to source any scanner from Purchaser only if (w) Purchaser’s scanner does not meet the Seller-provided specifications for the scanner in any material respect, (x) the customer to which Seller desires to provide or offer to provide such scanner has requested that the scanner be provided by a supplier other than Purchaser or has rejected Purchaser’s scanner, (y) Seller reasonably and in good faith believes that Purchaser cannot meet the delivery schedule for such scanner and Purchaser is unable or unwilling to provide reasonable assurances to Seller regarding Purchaser’s delivery capabilities or (z) the price Seller has received from a Third Party for such scanner (when viewed as a whole with such Third Party’s service and support commitments and related pricing) is materially less than the price offered by Purchaser in the Response (when viewed as a whole with Purchaser’s service and support commitments and related pricing). Seller shall notify Purchaser of its decision no later than five Business Days following receipt of Purchaser’s Response or, if Seller is relying on clause (x), such later time as required for the customer to make a purchasing decision (or, if required earlier by the Opportunity timetable, as soon as practicable using commercially reasonable efforts).

(b) For the avoidance of doubt, Seller shall have no obligations under this Section 5.33 after the conclusion of the Non-Compete Period.

Article VI

TAX MATTERS

Section 6.1 Transfer Taxes.

(a) All applicable Transfer Taxes that are not Recoupable Transfer Taxes and that may be imposed upon (or payable, collectible or incurred in connection with) this Agreement, the Transactions or the execution of any of the Ancillary Agreements (unless otherwise provided in the Ancillary Agreement) shall be borne one-half by the Seller Parties, on the one hand, and one-half by Purchaser, on the other hand.

(b) Any Recoupable Transfer Tax shall be borne solely by Purchaser and if such Tax is required by applicable Law to be accounted for by a Seller Party, Purchaser shall pay the amount of such Tax to such Seller Party on the later of the day one Business Day before the last day on which the Seller Party can account for that Tax to the Tax Authority without giving rise to a charge to interest or penalties and five (5) Business Days after the relevant Seller Party has provided to Purchaser all relevant invoices or other relevant documentation which are required by applicable Law in order to claim a refund, credit or recoupment in respect of such Recoupable Transfer Tax. If any such invoices or documentation are to be provided by the relevant Seller Party, Seller shall provide or cause the Seller Party to provide any such invoices and documentation within the time period required by applicable Law.

(c) The Seller Parties and Purchaser shall reasonably cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any Transfer Taxes addressed in Sections 6.1(a) and (b) including taking any steps reasonably necessary (which, for the avoidance of doubt, shall not include any action that would impose any unreimbursed cost, loss or Liability on the Seller Parties or transferring any additional assets or providing additional services (other than assistance in dealing with a Tax Authority) which are not contemplated by this Agreement or the Ancillary Agreements) to ensure that, where possible, the transfer of any parts of the Business are treated as a transfer of a going concern for value added tax purposes. Each Transfer Tax Return shall be prepared by the Party that has primary responsibility for filing such Transfer Tax Return pursuant to the applicable Tax Laws. Any Transfer Tax Returns prepared by either Purchaser or Seller Parties pursuant to this Section 6.1(c) (along with such information as will enable the other Party to review such Transfer Tax Returns) shall be provided to the relevant Party at least 20 Business Days before such Transfer Tax Returns are due to be filed or such shorter period as is reasonable after the end of the period to which the Tax Return relates having regard to the date on which the Tax Return is due to be filed (taking into account any extensions received from the relevant Tax Authorities) if the other Party is or may be accountable for any part of such Transfer Tax filed vis-à-vis the Party responsible for the filing. Purchaser and the Seller Parties shall be entitled to comment on any Transfer Tax Return prepared by the other Party prior to making any payment in respect thereof, such comments to be provided at least 13 Business Days (or such shorter period as is reasonable having regard to the date on which the Tax Return is due to be filed) before such Transfer Tax Returns are due to be filed, and in the event of disagreement on the relevant Tax Return between the Parties, a mutually agreed upon independent internationally recognized accounting firm will be retained to resolve solely any issue in dispute as promptly as possible. To the extent there are still disagreements between the Parties on the due date for filing the Tax Return, the Person responsible for filing the Tax Return shall file it based on what it considers to be the correct reporting, and if the determination of the independent accounting firm (or any agreement between the Parties) is inconsistent with the filed Tax Return, the Parties agree to file an amended return reflecting such determination or agreement. If Purchaser pays any amount in respect of value added tax to a Seller Party and the Tax Authority confirms that all or part of it was not properly chargeable, the Seller Party must repay the amount or relevant part of it to Purchaser. The Seller Party must make the repayment promptly after the confirmation, unless it has already accounted to the Tax Authority for the VAT. In those circumstances, the Seller Party must apply for a refund of the VAT (plus any interest payable by the Tax Authority), use its reasonable endeavours to obtain it as quickly as practicable, and pay to Purchaser the amount of the refund and any interest less any tax on the Seller Party in respect of such interest when and to the extent received from the Tax Authority.

Section 6.2 Withholding Taxes. (a) To the extent that Purchaser is required under the Code or any provision of U.S. state or local, or non-U.S. Law to deduct and withhold Taxes on any payment hereunder, Purchaser shall withhold and deduct from the Cash Price or the amount of the KL Cash such required Tax withholdings, and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Persons in respect of which such deductions and withholdings were made. Purchaser shall promptly remit any withheld amounts to the appropriate Tax Authority and shall promptly provide Seller with a receipt or some other form of reasonable evidence of such remittance. The Parties shall use commercially reasonable efforts and shall cooperate in good faith to determine and reduce the amount of withholding Taxes imposed on the transaction, including the provision by Seller or Seller Parties to Purchaser of any reasonable form necessary for that purpose. Seller shall promptly provide Purchaser with any information reasonably requested by Purchaser in order to determine the amount of tax (if any) required by Law to be withheld by Purchaser or its Affiliates from the Purchase Price.

(b) No later than 45 days after the Original Execution Date (provided that Seller has complied with the last sentence of Section 6.2(a)), Purchaser shall provide Seller with a reasonably detailed good faith estimate (the “Withholding Tax Estimate”) of all withholding Taxes required to be withheld from the Purchase Price. Seller and Purchaser agree to consult and try to resolve in good faith any disputes related to such estimate. For the avoidance of doubt, however, the rights and obligations of the Parties pursuant to Section 6.2(a) shall not be affected by the existence or amount of any inaccuracy in such estimate. In case the Parties are unable to reach an understanding on the amount of withholding tax, and there is a subsequent determination (as defined in Section 1313 of the Code, or any other similar Law) that any amount of tax should not have been withheld by Purchaser or its Affiliates, Purchaser shall be responsible to indemnify the Seller Parties for any reasonable out of pocket costs incurred by the Seller Parties in obtaining such determination (but only to the extent of the amount of such costs allocable to the withholding tax that was disputed between the Parties).

Section 6.3 Proration of Certain Taxes.

(a) All real and personal property Taxes or similar ad valorem Taxes (other than Transfer Taxes) levied with respect to the Transferred Assets for any taxable period that includes the Agreed Time and ends after the Agreed Time (a “Straddle Period”), whether imposed or assessed before or after the Agreed Time, shall be allocated ratably to the period that ends on and includes the Agreed Time (which shall be the responsibility of Seller), and the period that begins after the Agreed Time (which shall be the responsibility of Purchaser) based on the number of days in the Straddle Period that are included in each period. All other Taxes (other than Taxes allocated under Section 6.1 and Taxes specially allocated under Sections 6.3(b) and (c)), shall be determined on a closing of the books method, as through the taxable period terminated at Agreed Time, and allocated to Seller to the extent attributable to a period on or before the Agreed Time and to Purchaser to the extent attributable to a period after the Agreed Time. Seller shall have the responsibility to file and remit any Tax Returns with respect to any Pre-Closing Taxable Period (or the period prior to the applicable Deferred Closing Date) and Purchaser shall have the responsibility to file and remit any Tax Return with respect to a Straddle Period (except with respect to a Deferred Closing Country where the Tax Returns for the Straddle Period is due on or before the applicable Deferred Closing and which the Seller shall have the responsibility to file) and the Party responsible for filing such Tax Return shall provide a copy of the Tax Return to the other Party for approval at least 20 days in advance of the due date for the filing and remitting of any Taxes due thereon if the other Party is or may be accountable for any part of such Tax filed or remitted vis-à-vis the Party responsible for the filing or remission in accordance with this Section 6.3(a). The Parties shall not unreasonably withhold their approval with respect to any such required Tax Returns.

(b) With respect to all invoices for accounts receivables issued by a Seller Party prior to the Closing (or a Deferred Closing, as applicable) and all invoices for accounts payable received by a Seller Party prior to the Closing (or a Deferred Closing, as applicable), the Seller Party shall retain the legal obligation to report and make any related payments to the relevant Tax Authorities for the related value added Tax outputs and value added Tax inputs. With respect to all such invoices for accounts receivable and invoices for accounts payable that are transferred to or assumed by Purchaser pursuant to this Agreement or any Ancillary Agreement, the parties recognize that notwithstanding the definition of Current Assets and Current Liabilities, the embedded VAT, sales tax and other similar Taxes is such accounts are Transferred Assets and Assumed Liabilities and that Purchaser will be collecting the related value added Tax outputs from the customers and making payment of the related value added Tax inputs to the vendors). Accordingly, 30 days following the Closing (or a Deferred Closing, as applicable), and every 30 days thereafter, the parties shall determine the net amount received or net amount paid by Purchaser in respect of such value added Tax outputs and value added Tax inputs, and if there is a net amount received, Purchaser shall pay that amount to Seller, and if there is a net amount paid, Seller shall pay that amount to Purchaser. It is the intent of this

Section 6.3(b) that neither Seller nor Purchaser is economically benefitted or economically disadvantaged as a result of the value added Tax components of accounts receivables and account payables that relate to invoices issued prior to the Closing (or a Deferred Closing, as applicable) but which are collected or satisfied following the Closing (or a Deferred Closing, as applicable).

(c) The Parties will apply principles similar to those in Section 6.3(b) in the case of any other similar Taxes (including sales Taxes) that are (i) the legal obligation of a Seller Party but that are components of accounts receivable or (ii) creditable or refundable to Seller but that are components of accounts payable that are transferred to or assumed by Purchaser, in each case, pursuant to this Agreement or any Ancillary Agreement and that would be collected or satisfied following the Closing (or Deferred Closing, as applicable). To avoid double counting, following the determination of the Agreed Time Adjusted Working Capital, the Reference Adjusted Working Capital and the Agreed Time Adjusted Working Capital (Build-Up) under Section 2.6(f) and the Final Economic True-Up under Schedule A, such adjustments shall be made to any payments made under Sections 6.3(b) and 6.3(c) so as to take into account the net cash effect of the embedded amounts of indirect Taxes (of the type subject to netting under Sections 6.3(b) and 6.3(c)) which are included in the calculation of the payment under Section 2.6(f) and Schedule A (if any).

Section 6.4 Allocation of the Purchase Price.

(a) For all purposes, the Purchase Price shall be allocated among the Seller Parties in accordance with Section 6.4(a) of the Seller Disclosure Schedule (the “Purchase Price Allocation Schedule”), as further adjusted under Schedule A, or as Purchaser and Seller may otherwise reasonably agree.

(b) No later than 120 days after the Closing Date, Purchaser shall prepare in good faith and shall deliver to Seller a schedule, prepared consistently with the Purchase Price Allocation Schedule and the working capital adjustment, allocating the Purchase Price and the Assumed Liabilities as of the Agreed Time to the Seller Parties and to the Transferred Assets and the Trademark License Agreements (the “Initial Allocation”). Purchaser shall promptly provide Seller with any reasonably requested information requested by Seller for purposes of reviewing the Initial Allocation. Except as set forth below, the Initial Allocation shall become final and be binding upon Purchaser and the Seller Parties for all purposes of Tax reporting, provided, however, that if Seller disagrees with the Initial Allocation and Seller notifies Purchaser in writing of its disagreements within 60 days after having received the Initial Allocation, such Initial Allocation shall not become final and Seller and Purchaser agree to consult and resolve in good faith any disputed item. In the event the Parties are unable to resolve any such dispute within 30 days (or such other period as mutually agreed by the Parties) following the written notice to Purchaser of Seller’s objection, a mutually agreed upon independent nationally recognized accounting firm will be retained to resolve solely any issue in dispute as promptly as possible by deciding whether the valuation and related allocation of Purchaser or Seller is more consistent with applicable Law, and the determination of such firm shall be final with respect to such disputed issues. Purchaser and Seller shall then be bound by the Initial Allocation as adjusted to reflect the determination of such independent accounting firm and shall bear equally all costs of the independent accounting firm (the Initial Allocation, as finally determined under this Section 6.4(b), the “Final Allocation”).

(c) The Initial Allocation and the Final Allocation shall be prepared in accordance with Section 1060 of the Code and any similar applicable foreign law. Any Assumed Liabilities shall be allocated to the Seller Party whose liability was assumed. The Initial Allocation and the Final Allocation shall be adjusted to reflect any changes in the Purchase Price and the Assumed Liabilities and the adjustments under Schedule A (including as a result of the payment of any indemnity or the working capital adjustment) under the principles set forth above. Notwithstanding anything else herein to the contrary, if a different allocation is required by the Bankruptcy Court, then the Initial Allocation and Final Allocation shall be modified as necessary to be consistent with such different allocation.

(d) Except as otherwise required by any determination (as defined under Section 1313 of the Code or similar provision of applicable law), the Parties agree (i) to be bound by the Final Allocation, and (ii) to act in accordance with the allocations contained in such Final Allocation for all purposes relating to Taxes and Transfer Taxes addressed in Section 6.1, including the preparation and filing of any Tax Returns and paying any Tax due thereon. The Parties acknowledge that some Transfer Tax Returns may be required to be filed prior to the determination of the Final Allocation. Therefore, if any Transfer Tax Return is required to be filed before the Final Allocation has been determined, the Parties agree to prepare and file such Tax Return consistently with the Purchase Price Allocation Schedule and to negotiate in good faith the amount of the Purchase Price and Assumed Liabilities (if relevant) allocated to each asset subject to Transfer Taxes. If, as of the due date for filing the Transfer Tax Return, any disagreements exist between the Parties on the amount that should be allocated to the relevant assets, the party responsible under law to file such Tax Return shall prepare such Tax Return consistently with what it considers to be the correct allocation, and to the extent that the Final Allocation is inconsistent with such allocation, to thereafter file amended Transfer Tax Returns consistent with the Final Allocation.

Section 6.5 Tax Indemnity.

(a) Except as otherwise provided in this Article VI, (i) Seller shall be liable for, and shall indemnify Purchaser and the Transferred Subsidiary against and hold them harmless from, (A) all (I) Taxes of the Transferred Subsidiary (including any such liability imposed on the Transferred Subsidiary by virtue of being a member of an affiliated group that includes Seller and any Taxes arising as a result of the separation from any such affiliated group), and (II) Taxes of any kind relating to the Transferred Assets and the conduct or operation of the Business, in each case, for all Tax periods or portions thereof ending on or before the Agreed Time, including any Straddle Period for which Seller is allocated a tax liability, (B) Taxes of the Seller Parties for any period that are not related to the Transferred Assets or the conduct or operation of the Business, and (C) Transfer Taxes that are the responsibility of the Seller Parties pursuant to Section 6.1 and (ii) Purchaser shall be liable for, and shall indemnify Seller and the Other Sellers against and hold them harmless from, (A) all (I) Taxes of the Transferred Subsidiary and (II) Taxes relating to the Transferred Assets or the conduct or operation of the Business, in each case, for all Tax periods or portions thereof beginning after the Agreed Time and (B) Transfer Taxes that are the responsibility of Purchaser pursuant to Section 6.1. The apportionment of Taxes for Straddle Periods shall be governed by Section 6.3. A Party shall not be required to pay the other Party an indemnity under this Section to the extent of Losses to such other Party or any of its Affiliates that were caused or increased by any action of such other Party or any of its Affiliates. Notwithstanding anything else to the contrary herein, except with respect to Transfer Taxes (which shall be governed by Section 6.1 and 6.3), Purchaser shall not be liable for any Taxes imposed on the applicable Seller Party on the transfers taking place hereunder on the Closing Date, and, except as otherwise provided in Schedule A, on a Deferred Closing Date, and the relevant Seller Party shall be entitled to retain the benefit of any Tax benefits, credits, losses or deductions incurred by the relevant Seller Party as a result of the transfers taking place hereunder at the Closing Date or at the Deferred Closing Date, provided always that for the purposes of calculating any Liabilities relating to Tax for which the Purchaser may be liable under the indemnification in Schedule A, any Tax benefits, credits, losses or deductions so incurred by a Seller Party shall be offset against any Tax liabilities so incurred so far as legally possible. In respect of any Tax assets, including Tax refunds, losses, credits or similar benefits relating to the operation of the Business during the period to which the relevant Final Economic True Up relates in the Deferred Closing Countries, and notwithstanding anything to the contrary in this Agreement (other than the preceding sentence), the Purchaser shall have the benefit of such Tax assets that arise after the Agreed Time or that are allocable to a Post-Closing Taxable Period or to a portion of a Straddle Period beginning at the Agreed Time and in each case ending on the Deferred Closing Date and the Seller or a Seller Party shall be responsible to pay the amount of such benefit to the Purchaser. Nothing in the preceding sentence should affect the rights and obligations of the Parties with respect to the Brazilian Consents. Notwithstanding the foregoing, in relation to a Business in a Deferred Closing Country, the Purchaser shall only be responsible for any income Tax liabilities and have the benefit of any income Tax assets in respect of the period to which the relevant Final Economic True Up relates: (a) through an amount relating to such Tax liabilities or Tax assets being reflected in the Final Economic True Up settled pursuant to Schedule A; or (b) if such Tax liabilities or assets become apparent after the calculation of the Economic Benefit True Up, but, in this case, only for the excess over the amount of the income Tax liabilities or assets reflected in the relevant Final Economic True Up (all amounts positive in the case of assets and negative in the case of liabilities).

(b) Notwithstanding anything else to the contrary herein, (i) the current Taxes of the Transferred Subsidiary shall not be excluded from “Current Liabilities”, and the current Tax assets of the Transferred Subsidiary shall not be excluded from “Current Assets”, (ii) Seller and the Other Sellers shall not be responsible for any liability, accrual or reserve for Taxes that are Current Liabilities of the Transferred Subsidiary or Taxes of the Transferred Subsidiary that accrued after December 31, 2012, except for any Taxes of the Transferred Subsidiary which arise outside the ordinary course of business of such Transferred Subsidiary between December 31, 2012 and the Deferred Closing Date with respect to the Transferred Subsidiary and (iii) Section 6.3(b) shall not apply to any value added taxes (and similar other taxes) of the Transferred Subsidiary (for the avoidance of doubt, after the Deferred Closing with respect to the Transferred Subsidiary, the Transferred Subsidiary and Purchaser shall be entitled to any value added tax collected from the customers and responsible for any value added tax paid to vendors, and shall be solely responsible to pay the Tax Authorities the value added tax taken into account in Assumed Liabilities and retain any credit or refund for value added taxes taken into account in Transferred Assets). For the avoidance of doubt, nothing in this Section 6.5(b) shall relieve

Seller of its obligation under Section 6.5(a) to indemnify Purchaser for any Taxes of the Transferred Subsidiary for Taxable periods or portions thereof ending on or before December 31, 2012 and that do not appear on the Balance Sheet of the Transferred Subsidiary as of December 31, 2012 or for any Taxes of the Transferred Subsidiary which arise outside the ordinary course of business of the Transferred Subsidiary between December 31, 2012 and the date of the Deferred Closing with respect to the Transferred Subsidiary. Likewise, Purchaser shall promptly pay Seller any amount of refund of Taxes (or credit or offset against Taxes) in respect of Tax periods or portions thereof ending on or before December 31, 2012 that is received by the Transferred Subsidiary.

Section 6.6 Contests; Assistance and Cooperation. Purchaser and Seller agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business, the Transferred Assets and the Transferred Subsidiary (including access to books and records, employees, contractors and representatives) as is reasonably necessary for the filing of all Tax Returns (including, if applicable, full details of any capital goods to be transferred to Purchaser, the input VAT on which could be subject to adjustment in accordance with the provisions of any Law requiring adjustments to the deduction of input VAT on capital goods, the dates and amounts of input VAT recovered in respect of these assets and the relevant VAT correction periods), the making of any election related to Taxes, the preparation for any audit by any Tax Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax; provided, however, that if such requested information is contained within a document containing any unrelated information, only portions pertaining to such relevant information shall be furnished. The requesting party shall pay the other party any reasonable Third Party out-of-pocket costs incurred by the other party in providing such assistance. For the avoidance of doubt, nothing herein shall give Purchaser or Seller the right to see any consolidated or combined Tax Return that includes any Seller Party or Purchaser or any information unrelated to the Business or the Transferred Assets or the Transferred Subsidiary. After the Closing Date, each Party shall cooperate fully with the other Party in preparing for any audits of, or disputes with Tax Authorities regarding, any Tax Returns and payments in respect thereof that may materially adversely affect the other Party.

Section 6.7 Termination of Tax Allocation Agreements. Any Tax allocation or sharing agreement or similar arrangement, whether or not written, that may have been entered into by Seller or any of its Subsidiaries, on the one hand, and the Transferred Subsidiary, on the other hand, shall be settled and/or terminated as to the Transferred Subsidiary as of the day prior to the Closing Date, and no payments which are owed by or to the Transferred Subsidiary pursuant thereto shall be made thereafter. After the applicable Deferred Closing Date, neither the Transferred Subsidiary, on the one hand, nor Seller and its Subsidiaries (excluding the Transferred Subsidiary), on the other hand, shall have any further rights or liabilities thereunder with respect to the other party or parties.

Section 6.8 No Tax Elections. Purchaser shall not make, and agrees to prevent the Transferred Subsidiary from making, any election pursuant to Section 338(g) of the Code or any similar provision of non-U.S. Law with respect to the Transferred Subsidiary without the written consent of Seller.

Section 6.9 Purchase Price Adjustment. The Parties agree that any indemnity payment made under this Agreement (in addition to any payment treated as a purchase price adjustment under Section 2.2(b) and Schedule A) shall be treated as an adjustment to the Purchase Price unless otherwise required by Law.

Article VII

EMPLOYMENT MATTERS

Section 7.1 Employment Obligations.

(a) Employment Terms.

(i)	Where and to the extent that the transfer of the Business will constitute the transfer of an undertaking or business for the purposes of the Acquired Rights or local employment or other Laws, or the Employees are employees of the Transferred Subsidiary, and in either case the employment of the Employees will automatically transfer to Purchaser or one of its Affiliates, the employment of such Employees shall not be terminated upon the Closing or a Deferred Closing, as applicable, and the rights, powers, duties, liabilities and obligations of any Seller Party to or in respect of such employees in respect of any contract of employment with such employees in force immediately before the Closing or a Deferred Closing, as applicable, shall be transferred to Purchaser and/or one of its Affiliates in accordance with the Acquired Rights or local employment or other Laws (including, if applicable, in accordance with the requirements of any applicable works council or other employee body agreement).

(ii)

To the extent that Acquired Rights or the local employment or other Laws do not provide for the automatic transfer of employees upon the transfer of a business or part of a business as a going concern (or in any jurisdiction where the Acquired Rights or local employment or other Laws do provide for the automatic transfer of employees upon the transfer of a business or part of a business as a going concern but for any reason any Employee does not transfer automatically by operation of law or upon the transfer of the Transferred Subsidiary), Purchaser shall, or shall cause one of its Affiliates to, within a reasonable number of Business Days determined by the Parties in good faith prior to the Closing Date or a Deferred Closing Date, as applicable (or within the period of time required by local Law), offer employment in writing to each Employee, and Purchaser and its Affiliates shall allow each such Employee no less than five (5) Business Days (or the period of time required by local

Law) to consider such offer. The Parties shall cooperate in good faith to ensure that, no later than promptly following the Closing Date (or, if applicable, the Deferred Employee Transfer Date), both Purchaser and Seller have access to information regarding whether each such offer has been accepted or rejected. Each offer of employment made by Purchaser or one of its Affiliates pursuant to this Section 7.1(a)(ii) shall (1) be contingent on the Closing or a Deferred Closing, as applicable, (2) be contingent on such Employee entering into restrictive covenants comparable to those restrictive covenants that are in force immediately before the Closing or a Deferred Closing, as applicable, between such Employee and any Seller Party, (3) be made in a manner consistent with applicable Law and provide for employment commencing on the Closing Date (or, if applicable, the Deferred Employee Transfer Date), or, if such Employee is an STD Employee, on the later of the Closing Date (or, if applicable, the Deferred Employee Transfer Date) and the date that such Employee returns to active service in accordance with the terms of such Employee’s leave unless otherwise required by applicable Law (such Closing Date, Deferred Employee Transfer Date or, with respect to an STD Employee, date of return to active service or other date required by applicable Law, the “Effective Hire Date”) and (4) provide for employment on the Minimum Terms and Conditions of Employment commencing on the Effective Hire Date; provided, that this Section 7.1(a)(ii)(4) shall not apply to the Selected Employees; and provided, further, that Purchaser and its Affiliates shall have no obligation to offer employment to or hire any such STD Employee who does not return to active service prior to the six (6) month anniversary of the Closing Date (or, if applicable, the Deferred Employee Transfer Date) unless otherwise required by applicable Law. Seller shall retain all Liabilities related to any STD Employees unless and until such STD Employee commences employment with Purchaser or one of its Affiliates, at which time such STD Employee shall be treated as a Transferred Employee.

(iii)

Purchaser and Seller shall each provide the other Party with information reasonably requested to verify that offers of employment are in compliance with Section 7.1(a)(ii) (to the extent that Purchaser is required to make offers of employment under Section 7.1(a)(ii)). As often as the Parties deem necessary in good faith, but in no case later than five (5) Business Days prior to the Closing Date or a Deferred Employee Transfer Date, as applicable, Seller, in consultation with, and subject to final approval by, Purchaser, will update

Sections 1.1(t)(i) and 1.1(t)(ii) of the Seller Disclosure Schedule to reflect changes prior to the Closing Date or a Deferred Employee Transfer Date, as applicable on account of (i) new hires to fill the open positions set forth in Section 5.7(xiv) of the Seller Disclosure Schedule, (ii) attrition among the Employees, (iii) minor changes intended to correct good faith errors or omissions by Seller in determining which employees are Employees and (iv) any other change as mutually agreed on in good faith by Seller and Purchaser. Five (5) Business Days prior to each Closing Date or Deferred Employee Transfer Date, as applicable, Seller shall provide to the Purchaser (x) a final version of Sections 1.1(t)(i) and 1.1(t)(ii) of the Seller Disclosure Schedule setting forth all of the Employees and (y) a list of any Employee who is an STD Employee. For the avoidance of doubt, any action or obligation to be taken by Purchaser or any of its Affiliates in connection with the Closing or a Deferred Closing, as applicable, shall be with respect to the Employees set forth in the final versions of Sections 1.1(t)(i) and 1.1(t)(ii) of the Seller Disclosure Schedule provided pursuant to the immediately preceding sentence; provided, however, that where applicable local Laws preclude Purchaser from satisfying its obligations under Section 7.1 upon such Closing or Deferred Closing, as applicable, Purchaser shall be entitled to satisfy its obligations by such later date as required by applicable local Laws.

(iv)

As soon as practicable after the Original Execution Date, but in no case later than thirty (30) Business Days before the Closing Date or a Deferred Closing Date, as applicable, Seller shall provide, or cause to be provided, to Purchaser (i) any information, on an individualized basis for each Employee (if, in the reasonable good faith judgment of Purchaser, individualized information is required to satisfy Purchaser’s obligations under this Section 7.1), on the terms and conditions of employment that is necessary for Purchaser to determine the Minimum Terms and Conditions of Employment of the Transferred Employees and (ii) a list of each Employee who participates in a Transferred Employee Plan, including identification of such Transferred Employee Plan. As often as the Parties deem necessary in good faith, but in no case later than five (5) Business Days prior to the Closing Date or a Deferred Closing Date, as applicable, Seller, in consultation with Purchaser, will provide updated information described in this Section 7.1(a)(iv). Five (5) Business Days prior to the Closing Date or a Deferred Closing Date, as applicable, Seller shall provide to the Purchaser a final version of the information described in this Section 7.1(a)(iv) concerning all Employees on the final versions of Sections 1.1(t)(i) and 1.1(t)(ii) of the Seller Disclosure Schedule.

(v)	Except as may be required by applicable Law or this Article VII, as of the Effective Hire Date and through the 12 month period following the Effective Hire Date (such period, the “Continuation Period”), the employment of Transferred Employees (other than the Selected Employees) shall be on the Minimum Terms and Conditions of Employment; provided, however, that Purchaser may in its sole discretion decide to provide certain Employees with more favorable terms and conditions of employment than the Minimum Terms and Conditions of Employment. Notwithstanding the foregoing, with respect to any Employee who transfers in accordance with the Acquired Rights, Purchaser shall maintain the terms and conditions of employment, compensation and benefits and working conditions in accordance with the Acquired Rights to the extent required by Law.

(vi)	The Parties agree to the rights and obligations set forth on Section 7.1(a)(vi) of the Seller Disclosure Schedule with respect to the Selected Employees.

(vii)	Effective at Closing (or, if applicable, the Deferred Employee Transfer Date), the Seller Parties shall waive all applicable non-competes and non-solicits as to Purchaser concerning the Transferred Employees.

(viii)	Purchaser shall, or shall cause its Affiliates to, pay the Selected Compensation Payments to each eligible Transferred Employee who, immediately prior to the Closing Date or a Deferred Closing Date, as applicable, participated in and qualified for such Selected Compensation Payments under the Seller Employee Plans listed on Section 1.1(k) of the Seller Disclosure Schedule. Such payment shall be made in accordance with the terms and conditions of the applicable Seller Employee Plan listed on Section 1.1(k) of the Seller Disclosure Schedule. Seller shall provide Purchaser with true and correct copies of each Seller Employee Plan listed on Section 1.1(k) of the Seller Disclosure Schedule (including individualized Employee performance metrics and/or plans, as applicable) prior to the Closing Date or a Deferred Closing Date, as applicable.

(ix)	Prior to the Closing or a Deferred Closing, as applicable, upon receipt of a written request approved by Purchaser, Seller shall take reasonable actions to fill an open position, which is specifically identified in the written request approved by Purchaser and is either set forth in Section 5.7(xiv) of the Seller Disclosure Schedule or is otherwise an open position identified by Purchaser, with a new hire who was not provided with an offer of employment with Seller or its Affiliates on or before July 17, 2013, and who was not, immediately prior to becoming an Employee, an employee of Seller or its Affiliates. Notwithstanding anything to the contrary in this Agreement (including for, the avoidance of doubt, Section 7.1(b)(iii)) and regardless of whether such open position is ultimately filled or whether an Employee hired pursuant to this Section 7.1(a)(ix) (an “External Employee”) becomes a Transferred Employee, Purchaser shall be liable for and reimburse Seller for: (1) any incremental third-party costs reasonably incurred by the Seller Parties in taking such actions (including, but not limited to, the costs of any candidate searches, interviews, drug tests, background and reference checks and relocation costs); (2) Cash Compensation paid by the Seller Parties to any External Employee beginning on the External Employee’s hire date and extending to the External Employee’s termination date; (3) the cost of welfare, pension and other benefits, as applicable (including expenses such as travel), provided by the Seller Parties to any External Employee beginning on the External Employee’s hire date and extending to the External Employee’s termination date; (4) all workers’ compensation, medical, life insurance and other welfare plan expenses and benefits provided by the Seller Parties to any External Employee with respect to claims incurred by such Employee (or his or her covered dependents) beginning on the External Employee’s hire date and extending to the External Employee’s termination date; and (5) severance benefits, if any, paid by the Seller Parties with respect to any External Employee’s termination of employment with a Seller Party. The Parties agree that Seller’s actions under this Section 7.1(a)(ix) shall be Day-One Actions for purposes of this Agreement, any SOW with respect to such actions will reflect the foregoing sentence, and, for the avoidance of doubt, nothing in this Section 7.1(a)(ix) shall impose any obligation on the part of the Seller Parties to fill the open positions or create any additional representation or warranty, other than what is set forth in this Section 7.1(a)(ix). In addition, Purchaser shall be solely responsible for, and shall indemnify and hold Seller harmless from all Liabilities related to, any labor disputes arising from any External Employee’s employment with a Seller Party, transfer of such employment to Purchaser or one of its Affiliates and any action or inaction by Purchaser or any of its Affiliates following the applicable Effective Hire Date. Unless prohibited by applicable local Law, Seller’s offer of employment to each External Employee who it hires pursuant to this Section 7.1(a)(ix) shall include language (approved by Purchaser, such approval not to be unreasonably withheld) requiring that, as a condition of employment with Seller, each such External Employee agrees to transfer on the Effective Hire Date to the appropriate new entity set up by Purchaser. Notwithstanding anything to the contrary in this Agreement, the open positions described in this Section 7.1(a)(ix) shall be filled with qualified candidates for the applicable open positions, as determined in good faith by the Parties. For the avoidance of doubt, this Section 7.1(a)(ix) shall not apply with respect to any open positions filled by the Seller Parties in the Ordinary Course.

(b) Employee Benefits.

(i)	After the Original Execution Date, Seller and Purchaser shall cooperate promptly and in good faith in preparing the transition of the Transferred Employees as applicable from coverage under Seller Employee Plans to coverage under the Purchaser Employee Plans effective as of the Transferred Employee’s Effective Hire Date. Except as required by applicable Law and as otherwise provided in this Article VII or in Section 5.12(d), as of the applicable Effective Hire Date, the Transferred Employees shall cease to accrue further benefits under the Seller Employee Plans (other than the Seller Employee Plans maintained by the Transferred Subsidiary) and shall commence participation in the Purchaser Employee Plans, subject to the terms and conditions of such Purchaser Employee Plans.

(ii)	Notwithstanding anything to the contrary in this Agreement, Purchaser or one of its Affiliates shall, during the Continuation Period, maintain for the benefit of each Transferred Employee a severance or termination arrangement no less favorable than the severance or termination arrangement provided immediately prior to the applicable Effective Hire Date to such Transferred Employee by the Seller Party that previously employed such Transferred Employee.

(iii)

Subject to Section 7.1(a)(ix), Seller shall remain liable and retain responsibility for, and continue to pay in accordance with the terms of the applicable plans, all medical, life insurance and other welfare plan expenses and benefits for each Transferred Employee with respect to claims incurred by such Transferred Employee (or his or her covered dependents) prior to the applicable Effective Hire Date, and shall remain liable for workers compensation claims (including medical, disability, permanency and expense claims) incurred by any Transferred Employee prior to the applicable Effective Hire Date; provided that Purchaser shall indemnify, defend and hold harmless Seller and any of its Affiliates from and against, and promptly pay Seller for, any claims incurred under a self-insured medical, life insurance or other welfare plan of Seller or its Affiliates on or after the Agreed Time. Purchaser shall be liable and responsible for all expenses and benefits with respect to medical, life insurance and other welfare plan claims incurred by each Transferred Employee (or his or her covered dependents) on or after the applicable Effective Hire Date (including, for the avoidance of doubt, any welfare plan claims incurred by a Transferred Employee, or his or her covered dependents, on or after the applicable Effective Hire Date that are submitted to a Seller Employee Plan), and shall be liable and responsible for workers compensation claims (including medical, disability, permanency and expense claims) incurred by any Transferred Employee on or after the applicable Effective Hire Date. For purposes of this Section 7.1(b)(iii) and Section 5.31(c), a claim is deemed incurred: in the case of medical or dental benefits, when the services that are the subject of the claim are performed; in the case of life insurance, when the death occurs; in the case of accidental death and dismemberment or workers compensation claims, when the event giving rise to the claim occurs; and in the case of a claim that results in a hospital admission, on the date of admission.

(iv)

Each Transferred Employee (and their eligible dependents, as applicable) shall be eligible, effective as of the relevant Effective Hire Date and during the Continuation Period, to participate in and accrue benefits under the Purchaser Employee Plans on terms and conditions determined by Purchaser in accordance with the Minimum Terms and Conditions of Employment (unless otherwise required by applicable Law), as applicable. With respect to any Purchaser Employee Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA or would be considered a “welfare benefit plan” if it were subject to ERISA, Purchaser shall, or shall cause its Affiliates to, (A) waive, to the extent waived under the comparable Seller Employee Plan, any eligibility periods, waiting periods, actively at work requirements and evidence of insurability or pre-existing condition limitations with respect to participation and coverage requirements and (B) make commercially reasonable efforts to cause such plans to honor any deductibles, co-payments, co-insurance or out-of-pocket expenses paid or incurred by any Transferred Employee (and his or her covered dependents) under comparable Seller Employee Plans during the portion of the applicable Purchaser Employee Plan year in which the applicable Effective Hire Date occurs.

(v)	The Transferred Employees shall be given credit for all service with any of the Seller Parties (and their respective predecessors), to the same extent as such service was credited for such purposes by any Seller Party, under each Purchaser Employee Plan in which such Transferred Employees are eligible to participate, effective as of the applicable Effective Hire Date for all purposes, including (A) eligibility to participate, eligibility for early retirement, vesting and benefit accrual (including, but not limited to, long service leave accruals in Australia, vacation and severance benefits); provided, that such service credit shall not be given (1) for purposes of benefit accrual under any Purchaser Employee Plan, other than a Transferred Employee Plan, that is a defined benefit pension plan, except as otherwise required by Law, or (2) to the extent that such service credit would result in a duplication of benefits, and (B) to the extent applicable to any non-U.S. Transferred Employees, seniority. For purposes of this paragraph a “pension plan” means only a retirement or termination plan that meets the definition of a “defined benefit pension plan” within the meaning of FAS87.

(vi)

In the event that accrued and unused vacation days are not required by applicable Law to be paid out upon termination by the Seller Parties, Purchaser shall assume, honor and be responsible for any Liabilities in respect of all unused vacation days that are due and owing to the Transferred Employees (including, for the avoidance of doubt, both annual eligibility and carryover vacation days) as of their applicable Effective Hire Date, and Purchaser shall permit, or cause its relevant Affiliate to permit, the Transferred Employees to use such vacation days during the year in which the Closing Date or Deferred Employee Transfer Date, as applicable, occurs in accordance with Seller vacation policies in effect as of the Closing Date or Deferred Employee Transfer Date, as applicable. During the year following the year in which the Closing or Deferred Employee Transfer Date, as applicable, occurs, each Transferred Employee (save where the Acquired Rights or other applicable Law provide otherwise) will be entitled to vacation under Purchaser’s vacation policies on terms determined by Purchaser in accordance with the Minimum Terms and Conditions of Employment (unless otherwise required by applicable Law), as applicable; provided that, each

Transferred Employee will be permitted to carryover from the year in which the Closing or Deferred Employee Transfer Date, as applicable, occurs into the year immediately following the year in which the Closing or Deferred Employee Transfer Date, as applicable, occurs (or, at Purchaser’s election, be paid out by Purchaser for) such number of unused vacation days that the Transferred Employee would have been permitted to carryover under Seller’s vacation policy applicable to such Transferred Employee immediately prior to the Closing Date or Deferred Employee Transfer Date, as applicable.

(vii)	Seller shall be solely responsible for providing or discharging any and all notifications, benefits and liabilities to the Transferred Employees and any governmental authorities that are required by the WARN Act with respect to relocations, plant closings or terminations of employment, if applicable, that occur on or prior to the Closing (including all technical terminations of the Transferred Employees resulting from the Closing as may be required under applicable Law) and with respect to any Employee who does not become a Transferred Employee regardless of the date of such termination, provided that Purchaser has satisfied its obligations as set out in this Article VII, and Purchaser shall be solely responsible for any and all such matters that occur after the Closing. For purposes of this Section 7.1(b)(vii), a mass layoff shall be deemed to occur after the Closing if the mass layoff would not have occurred but for Purchaser’s failure to offer to employ the Transferred Employees in accordance with the terms of this Article VII; provided, that Seller has timely provided Purchaser with all information necessary for Purchaser to satisfy its obligations under this Article VII. The Parties shall cooperate in preparing and distributing any notices that Purchaser may desire to provide prior to the Closing in connection with actions by Purchaser after the Closing that would result in a notice requirement under the WARN Act.

(viii)

Purchaser shall be solely responsible for satisfying the continuation coverage requirements of COBRA, Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder (and any liability arising from the actions or inactions of Purchaser or its Affiliates with respect to such coverage) for all Transferred Employees who are “M&A qualified beneficiaries”, as such term is defined in Treasury Regulation Section 54.4980B-9, after the Closing Date. Seller shall be solely responsible for providing all Employees (and their dependents) with any notices required by COBRA with respect to any qualifying events that occur on or prior to the Closing Date and retain all obligations with respect to the continuation coverage requirements of COBRA, Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder for all Employees who do not become Transferred Employees; provided that the Transferred Subsidiary and Purchaser shall be liable for all obligations under COBRA in respect of current and former employees of the Transferred Subsidiary whether arising before, on or after the Closing Date under any Seller Employee Plans maintained by the Transferred Subsidiary.

(ix)	Neither Section 7.1(a) nor this Section 7.1(b) restricts the right of Purchaser to terminate the employment of any Transferred Employee after the Closing or a Deferred Closing, as applicable, or, except as expressly provided in Section 7.1(a) or this Section 7.1(b) or as required by applicable Law, to modify the terms and conditions of employment applicable to any Transferred Employee after the Closing or a Deferred Closing, as applicable; provided that, to the extent that Seller has timely provided Purchaser with all information reasonably necessary for Purchaser to satisfy its obligations under this Article VII, Purchaser shall be solely responsible for, and shall indemnify and hold Seller harmless from all Liabilities related to, any such termination or modification after the Closing or a Deferred Closing, as applicable (including, for the avoidance of doubt, any change in the terms or conditions of employment of an Employee who will transfer in accordance with the Acquired Rights). In addition, nothing contained in this Agreement, express or implied, shall (i) be construed to establish, amend or modify any benefit plan, program, agreement or arrangement or (ii) give any Third Party any right to enforce the provisions of this Article VII.

(c) Defined Contribution Pension Plans.

(i)

Effective as of the Closing Date, or as promptly thereafter as may be administratively practicable, Purchaser shall cause a Purchaser Employee Plan that is intended to be a U.S. tax-qualified defined contribution pension plan (the “Purchaser U.S. Pension Replacement Plan”) to accept the enrollment of the Transferred Employees who participated in any of Seller’s U.S. tax-qualified defined contribution or defined benefit pension plans immediately prior to the Closing Date. Purchaser shall take all reasonable steps necessary to permit each Transferred Employee, if any, who shall receive an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from any of Seller’s U.S. tax-qualified defined contribution or defined benefit pension plans to rollover such eligible rollover distribution, including any associated loan of cash as part of any lump sum distribution to the extent permitted by the applicable Seller plan and applicable Law, into an account under a Purchaser U.S. Pension Replacement Plan as of the Closing Date (or, if applicable, the Deferred Employee Transfer Date), or as promptly thereafter as may be administratively practicable.

(ii)	Effective as of the Closing Date or a Deferred Closing Date, as applicable, or as promptly thereafter as may be administratively practicable, and except to the extent otherwise required by applicable Law, Purchaser shall cause Purchaser Employee Plans that are “defined contribution pension plans” within the meaning of FAS87 to accept the enrollment of any non-U.S. Transferred Employees who participated in any of Seller’s defined benefit pension plans in the jurisdictions with no Transferred Employee Plans immediately prior to the Closing Date or a Deferred Closing Date, as applicable. In addition, Purchaser shall take all steps that are commercially reasonable to cause one or more analogous Purchaser Employee Plans to accept the enrollment of any non-U.S. Transferred Employees who participated in any Seller Employee Plan that is a “defined contribution pension plan” within the meaning of FAS87 immediately prior to the Closing Date (or, if applicable, the Deferred Employee Transfer Date) effective as of the Closing Date or a Deferred Closing Date, as applicable, or as promptly thereafter as may be administratively practicable, and, except where the assets in respect of a non-U.S. Transferred Employee in such “defined contribution pension plan” could be less than the Liabilities in respect of such non-U.S. Transferred Employee, or to the extent otherwise required by applicable Law, Seller shall cause to be transferred from each such plan the Liabilities and, as applicable, the assets for the account balances of those non-U.S. Transferred Employees as promptly after the Closing Date or a Deferred Closing Date, as applicable, as may be administratively practicable.

(d) Defined Benefit Pension Plans.

(i)

Purchaser shall assume and be responsible in respect of each Transferred Employee who participated in a plan that is a “defined benefit pension plan” within the meaning of FAS87 as listed on Section 7.1(d)(i) of the Seller Disclosure Schedule for the Liabilities in relation to that plan (each such plan, a “Transferred Employee Plan” and each such Transferred Employee, a “Pension Plan Employee”) on the Closing Date or

a Deferred Closing Date, as applicable. Seller shall retain and be responsible for the Liabilities in respect of each Transferred Employee under every other plan that is a “defined benefit pension plan” within the meaning of FAS87 and is not listed on Section 7.1(d)(i) of the Seller Disclosure Schedule.

(ii)	To the extent provided in Section 7.1(d)(ii) of the Seller Disclosure Schedule, Seller shall effect a transfer of assets from the Transferred Employee Plans in respect of the Liability for each Pension Plan Employee in such amounts as shall be reasonably determined by Seller’s actuary and in accordance with Section 7.1(d)(ii) of the Seller Disclosure Schedule (or such greater amounts as may be required by applicable Law) (the “Transfer Amount”), and Purchaser shall cause a Purchaser Employee Plan to accept such assets. Seller shall select the kind of assets to be transferred if there are alternate forms of assets that may be transferred under local Law or existing Contract, provided that such form is reasonably acceptable to Purchaser and permitted under the Contract or rules governing the relevant Purchaser Employee Plan. For purposes of this Section 7.1(d)(ii), the amount to be transferred shall be adjusted to take into account benefit payments made from the Transferred Employee Plans to the applicable Pension Plan Employees after the Closing Date or Deferred Closing Date, as applicable, but prior to the date of transfer by Seller or its Affiliates (“Interim Pension Payments”). The Interim Pension Payments shall be reasonably determined by the applicable plan’s administrator in accordance with actuarial advice and administrative practice. Any transfer of assets pursuant to this Section 7.1(d)(ii) shall be effected as soon as practicable after the Closing or a Deferred Closing, as applicable, but in any event within one (1) year after the Closing Date or a Deferred Closing Date, as applicable, or, if later, the earliest date that is administratively practicable as reasonably determined by Seller; provided, however, that in no event shall such transfer take place until the receipt of any approval required by any Government Entity.

Section 7.2 Assumed Employee Liabilities.

(a) Except as required by applicable Law and subject to Section 7.1(a)(ix), the Seller Parties shall remain responsible for paying any Liabilities concerning the Employees (including the Transferred Employees) and former Employees arising out of any act or omission occurring prior to and through the Closing Date or Deferred Closing Date, as applicable, and Purchaser shall assume and be responsible for paying any Liabilities concerning the Employees (including the Transferred Employees) arising out of any act or omission occurring after the Closing Date or Deferred Closing Date, as applicable; provided, that, except as otherwise set forth in this Agreement, (I) the Seller Parties shall remain responsible for paying, and shall indemnify Purchaser against, any Liabilities concerning the Employees (including the Transferred Employees) and former Employees arising out of any act or omission occurring prior to the Agreed Time, and (II) Purchaser shall be responsible for paying, and indemnify the Seller Parties against, any Liabilities concerning the Employees (including the Transferred Employees) arising out of any act or omission occurring on or after the Agreed Time (other than (x) all Liabilities (or the portion thereof) to the extent accrued as a Liability in the calculation of any “Economic True-Up,” as defined in Schedule A, and (y) any claim for severance, any statutory, contractual or common law termination pay, pay in lieu of notice of termination and any other compensation or benefits to which the applicable Transferred Employee may be entitled upon a termination of employment under any Law, plan, policy, practice or agreement in effect at the time of such termination of employment (“Termination Benefits”) to which the Transferred Employee may be entitled to as a result of the Closing or Deferred Closing, as applicable, that would have been an obligation of Seller under this Agreement or applicable Laws but for this clause (II)). In addition, except as required by applicable Law and subject to Section 7.1(a)(ix), the Seller Parties shall remain responsible for paying, and shall indemnify Purchaser against, any Liabilities concerning any Employee (A) who refuses or objects to transfer to Purchaser in a jurisdiction where local Laws provide the Employee with the right to refuse or object to transfer to Purchaser or (B) who rejects an offer of employment with Purchaser (so long as the offer of employment by Purchaser complies with the requirements of Section 7.1(a)(ii)). Purchaser shall assume and be responsible for any Liabilities first arising out of or related to (I) any Transferred Employee’s post-Closing or Deferred Closing, as applicable, employment or termination of employment with Purchaser or any of its Affiliates after his or her Effective Hire Date (including any Termination Benefits); (II) Purchaser’s or any of its Affiliates’ failure to provide any required notice of continued employment or to offer employment, as applicable, to any Employee pursuant to Section 7.1(a)(i) or (ii) (including where the process by which an offer is made is not consistent with the requirements of applicable Law); (III) any claim for termination of employment (including any claim or Liability for severance, any statutory, contractual or common law termination pay, pay in lieu of notice of termination and any other compensation or benefits to which the applicable Employee may be entitled upon a termination of employment under any plan, policy, practice or agreement) of any Employee (other than a Selected Employee) who is not offered employment on the Minimum Terms and Conditions of Employment by Purchaser and/or one of its Affiliates pursuant to Section 7.1(a)(ii); (IV) violation by Purchaser or any of its Affiliates of any Law or agreement, including any employee contracts, with respect to any Transferred Employee; (V) any Purchaser Employee Plan or Transferred Employee Plan, whether such Liabilities arise prior to, on or after the Closing; and (VI) failure to assume any employment contracts with Employees who will transfer in accordance with the Acquired Rights; provided, that, subject to Section 7.1(a)(ix), Seller shall assume and be responsible for any such claims and Liabilities discussed in this Section 7.2(a) if Seller has failed to timely provide Purchaser with all information reasonably necessary for Purchaser to satisfy its obligations under this Article VII.

(b) Except as otherwise set forth in this Article VII, Purchaser shall indemnify, defend and hold harmless Seller and any of its Affiliates from and against, and promptly pay Seller for, any Liabilities imposed on Seller or any of its Affiliates resulting from the violation of the Acquired Rights or other local Laws by Purchaser or its Affiliates (including, but not limited to, any failure to provide Seller and any of its Affiliates with any proposed measures in relation to the treatment of Employees who will transfer in accordance with the Acquired Rights), and Seller shall indemnify, defend and hold harmless Purchaser and any of its Affiliates from and against, and promptly pay Purchaser for, any Liabilities imposed on Purchaser or any of its Affiliates resulting from the violation of the Acquired Rights or other local Laws by Seller or its Affiliates. To the extent, due to the Acquired Rights or other applicable local Laws or otherwise, Seller or any of its Affiliates incurs any Liabilities sustained or incurred by the affected Person that would otherwise be assumed by Purchaser under Section 7.2(a), Purchaser shall indemnify, defend and hold harmless Seller or such Affiliate, as applicable, from and against, and promptly pay Seller for, such Liability.

(c) If any Person other than a Transferred Employee claims that as a result of the transaction contemplated by this Agreement his contract of employment has transferred to Purchaser pursuant to the Acquired Rights or otherwise, the following process shall be followed:

(i)	Purchaser shall notify Seller in writing within seven (7) days of becoming aware of such claim (“Notification”);

(ii)	Purchaser may, at its option, within seven (7) days of “Notification” accept such Person’s claim and continue to employ them on terms similar to those which would have applied had such Person transferred as a Transferred Employee;

(iii)	within 21 days of Notification, provided Purchaser has not already confirmed that it is prepared to accept such Person’s claim, Seller may make, or may procure a Third Party to make, an offer of employment to such Person (in which case, Purchaser agrees at Seller’s request to release such Person immediately from its employment); and

(iv)	if no such offer is made, or is made and not accepted, Seller agrees to indemnify Purchaser against any Liabilities arising from the dismissal of such Person (including the cost of providing salary and contractual benefits up to and including the date of such dismissal) provided any dismissal takes effect within 42 days of Notification (or, if applicable, within the period of time required by local Law) and on the minimum notice which can lawfully be given.

(d) In the event that Purchaser’s offer of employment to, or employment during the Continuation Period of, a Transferred Employee in accordance with the Minimum Terms and Conditions of Employment triggers any right to severance, any statutory, contractual or common law termination pay, pay in lieu of notice of termination or any other compensation or benefits to which a Transferred Employee may be entitled upon a termination of employment under any Law, plan, policy practice or agreement that covers such Transferred Employee (collectively, “Severance Payments”) that is payable by Seller or any of its Affiliates, Purchaser shall indemnify and hold Seller and its Affiliates harmless from any such Liability that arises in connection with such right; provided, that Purchaser shall have no such obligation to indemnify and hold Seller and its Affiliates harmless from any such Liability if Seller has failed to timely provide Purchaser with all information reasonably necessary for Purchaser to satisfy its obligations under this Article VII, and likewise, that Purchaser shall have no such obligation to indemnify and hold Seller and its Affiliates harmless from any such Liability if Seller has failed to timely provide Purchaser with all information necessary for Purchaser to comply with local Laws setting forth information, notice or consultation requirements with trade unions, works’ councils, employees and/or employee representative bodies in connection with the Transactions as required by applicable local Law. To the extent that Purchaser does have an obligation to indemnify Seller, Seller shall provide Purchaser with a written notice not less than thirty (30) Business Days prior to the date of payment (the “Severance Payment Date”) of any Severance Payments payable to the Transferred Employees, setting forth its good faith estimate of the aggregate Severance Payments to be paid to the applicable Transferred Employees as of the date of such notice (the “Estimated Severance Payment Amount”). Purchaser shall deliver to Seller, not less than five (5) Business Days prior to the Severance Payment Date, an amount in cash equal to the Estimated Severance Payment Amount. Within ten (10) Business Days after the Severance Payment Date, Seller shall prepare, or cause to be prepared, in good faith and deliver to Purchaser a statement (the “Severance Payment Statement”) setting forth and calculating in reasonable detail the aggregate Severance Payments actually paid by Seller or any of its Affiliates (the “Actual Severance Payment Amount”) on the Severance Payment Date to the applicable Transferred Employees as of the relevant date (accompanied by reasonable support therefor). If: (a) the Actual Severance Payment Amount is greater than the Estimated Severance Payment Amount, then Purchaser shall pay to Seller an amount equal to such excess; (b) the Estimated Severance Payment Amount is greater than the Actual Severance Payment Amount, then Seller shall pay to Purchaser an amount equal to such excess; or (c) the Estimated Severance Payment Amount is equal to the Actual Severance Payment Amount, then no payment will be made by either Seller or Purchaser. Any such payment made pursuant to this Section 7.2(d) shall be paid promptly (and in any event within 15 Business Days) after the delivery by Seller to Purchaser of the Severance Payment Statement, in cash in U.S. dollars, by wire transfer of immediately available federal funds to such bank account as shall be designated in writing by the recipient of such funds.

(e) Notwithstanding anything to the contrary in this Agreement, the Parties agree that any payments expressly set forth in Section 7.2(e)(i) of the Seller Disclosure Schedule shall be treated as, but not deemed, “Severance Payments” for purposes of, and Seller and its Affiliates shall be indemnified and held harmless by Purchaser in accordance with, the payment mechanics of Section 7.2(d). Further, Seller expressly agrees to assume the liability for payments set forth on Section 7.2(e)(ii) of the Seller Disclosure Schedule.

Section 7.3 Other Employee Matters.

(a) Seller and Purchaser agree to cooperate to coordinate all employee-related Tax withholdings and reporting for the year in which the Closing or a Deferred Closing, as applicable, occurs.

(b) After the Original Execution Date, upon reasonable advance written notice, Seller shall reasonably cooperate with Purchaser and assist Purchaser and its Affiliates in its communications with the Employees; provided that such cooperation shall be conducted at

Purchaser’s expense and in such manner as not to interfere with the normal operations of Sellers and its Affiliates. If requested, Purchaser shall reasonably cooperate with the Seller Parties in respect of the development and distribution of any announcement and communication to the employees of the Seller Parties, including Employees, with respect to this Agreement or any of the Transactions; provided that such cooperation shall be conducted at the Seller Parties’ expense.

(c) Prior to the Closing (or, if applicable, the Deferred Employee Transfer Date), (i) Seller and its Affiliates shall use commercially reasonable efforts to comply with any Law or other legal requirement (whether statutory or pursuant to any written agreement with, or the constitution of, any works council or other employee body), to consult with any Employees, a relevant trade union, a relevant works council or any other employee representatives in relation to the Transactions, including the obligation to inform and consult with the Employees and their representatives pursuant to the Acquired Rights, (ii) Purchaser and its Affiliates shall use commercially reasonable efforts to provide Seller with such information as Seller may reasonably request as is necessary to effectuate clause (i), and (iii) the Parties shall use commercially reasonable efforts to ensure that all relevant information and consultation with representatives of Employees who will transfer in accordance with the Acquired Rights takes place in good time.

(d) Prior to the Closing (or, if applicable, the Deferred Employee Transfer Date), Purchaser undertakes to keep the Employee Information in confidence including the following actions:

(i)	Purchaser shall restrict the disclosure of the Employee Information only to such of its respective employees, agents and advisors as is necessary for the purposes of complying with its obligations pursuant to this Agreement (and/or implementing the Transactions);

(ii)	the Employee Information shall not be used except for the purposes of complying with the obligations of Purchaser pursuant to this Agreement (and/or implementing the Transactions) and shall be returned to Seller or destroyed, at Seller’s election, if this Agreement is terminated; and

(iii)	Purchaser shall use its commercially reasonable efforts to comply with such additional obligations with respect to the confidential treatment of Employee Information as may be reasonably required in any particular jurisdiction to comply with any applicable data privacy Laws.

(e) Purchaser and Seller shall reasonably cooperate with each other to provide for an orderly transition of the Transferred Employees from Seller and the Other Sellers to Purchaser and to minimize the disruption to the respective businesses of the Parties resulting from the Transactions.

(f) To the extent required by applicable Law or reasonably requested by Seller or Purchaser in order to give effect to the intentions of this Article VII, Seller and Purchaser (or their respective Affiliates, as applicable), will enter into mutually acceptable tripartite, employer substitution or similar agreements to provide for the transfer of Employees to Purchaser and/or one of its Affiliates.

(g) During the Non-Solicitation Period, without Seller’s advance written consent or as expressly permitted by this Agreement or as otherwise required by applicable Law, Purchaser shall not, and shall not permit its Affiliates to, either directly or indirectly, either individually or acting in concert with another Person or Persons, solicit for employment or any similar arrangement, or hire, or assist any other Person in hiring, or otherwise use or solicit the services of (i) any of the employees of Seller or any of its Affiliates, or (ii) any former employees of Seller or any of its Affiliates until such time as the individual has not been employed by or provided services to, as applicable, Seller or any of its Affiliates for a continuous six (6) month period; provided, however, that nothing in this Section 7.3(g) shall prevent Purchaser from (x) conducting generalized employment searches, including placing bona fide public advertisements, that are not specifically targeted at such employees or former employees of Seller or any of its Affiliates or (y) hiring such employees or former employees of Seller or any of its Affiliates identified through such employment searches.

(h) During the Non-Solicitation Period, without Purchaser’s advance written consent, Seller shall not, and shall not permit its Affiliates to, either directly or indirectly, either individually or acting in concert with another Person or Persons, solicit for employment or any similar arrangement, or hire, or assist any other Person in hiring, or otherwise use or solicit the services of (i) any of the employees of the Business, or (ii) any former employee of the Business until such time as the individual has not been employed by or provided services to the Business for a continuous six (6) month period; provided, however, that nothing in this Section 7.3(h) shall prevent Seller from (x) conducting generalized employment searches, including placing bona fide public advertisements, that are not specifically targeted at such employees or former employees of the Business, (y) hiring such employees or former employees of the Business identified through such employment searches, except that under no circumstances shall Seller hire any Selected Employee who becomes employed by Purchaser prior to the 12 month anniversary of the Closing Date or Deferred Closing Date, as applicable without Purchaser’s prior written consent unless such Person has been terminated by Purchaser or an Affiliate of Purchaser without cause, as determined by Purchaser or an Affiliate of Purchaser or (z) hiring or continuing to employ individuals who are employees of the Business as of the Closing Date but who do not become Transferred Employees.

(i) Purchaser and Seller acknowledge and agree that all provisions contained in this Article VII with respect to Transferred Employees are included for the sole benefit of Purchaser and Seller. Nothing in this Agreement, whether express or implied, shall (i) create any third party beneficiary or other rights in any other Person, including any current or former employees of Purchaser, Seller or their respective Affiliates, any participant in any Purchaser Employee Plan or the Seller Employee Plan, or any dependent or beneficiary thereof or (ii) require Purchaser, Seller or any respective Affiliate to continue any Purchaser Employee Plan or the Seller Employee Plan or prevent or require or constitute or be construed as the amendment, modification or termination thereof, except as specifically set forth herein.

Article VIII

CONDITIONS TO THE CLOSING

Section 8.1 Conditions to Each Party’s Obligation. The obligations of the Parties to effect the Closing are subject to the satisfaction (or waiver), at or prior to the Closing, of each of the following conditions:

(a) Required Approvals. All Required Approvals shall have been obtained or any applicable waiting period thereunder shall have been terminated or shall have expired.

(b) Settlement and Sale Order. The Settlement and Sale Order shall have been entered by the Bankruptcy Court and shall not be subject to a stay or have been vacated or reversed.

(c) No Prohibition. No Law shall be in effect prohibiting the consummation of the Transactions in any Material Jurisdiction.

(d) Plan Consummation. All of the conditions to the Effective Date (as defined in the Plan of Reorganization) have been satisfied or waived in accordance with their terms (other than the conditions that are to be satisfied on the Effective Date).

Section 8.2 Conditions to Seller’s Obligation. The obligation of Seller to effect the Closing is subject to the satisfaction (or waiver), at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in Article IV (Representations and Warranties of Purchaser) shall be true and correct as of the Original Execution Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any of such representations and warranties to be so true and correct, individually or in the aggregate, would not prevent, impede or materially delay Purchaser’s ability to effect the Closing or to perform its obligations under this Agreement and the Ancillary Agreements.

(b) Covenants. Each of the covenants and agreements of Purchaser contained in this Agreement that are to be performed at or prior to the Closing shall have been duly performed in all material respects.

(c) Closing Certificate. Seller shall have received a certificate signed by an authorized officer of Purchaser certifying as to the satisfaction of the conditions set forth in Section 8.2(a) and Section 8.2(b).

(d) Closing Deliverables. Seller shall have received those deliverables required to be delivered by Purchaser as set forth in Section 2.4, including each of the Ancillary Agreements required to be executed and delivered at the Closing, which shall be in final agreed form between the Parties.

(e) UK Pension Approvals. The RAA Deed and the Clearance Application shall have been approved by the Pension Regulator of the United Kingdom and shall not be subject to appeal or have been vacated or reversed, and the Pension Protection Fund shall have issued the PPF Non-Objection.

(f) Assignment. Purchaser shall have assigned all of its rights and obligations under this Agreement to one or more Purchaser Required Assigns to the extent required by Section 11.4; provided, however, that Purchaser shall not be required to assign the Trademark License Agreements to a Purchaser Assign and may enter into the Trademark License Agreements itself if consented to by Seller, such consent not to be unreasonably withheld, conditioned or delayed.

Section 8.3 Conditions to Purchaser’s Obligation. The obligation of Purchaser to effect the Closing is subject to the satisfaction (or waiver), at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Seller set forth in Article III (Representations and Warranties of Seller) shall be true and correct (without giving effect as to any “materiality” or “Material Adverse Effect” qualifier) as of the Original Execution Date and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties of Seller to be so true and correct would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(b) Covenants. Each of the covenants and agreements of Seller contained in this Agreement that are to be performed at or prior to the Closing shall have been duly performed, except where the failure of Seller to perform such covenants and agreements would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(c) Closing Certificate. Purchaser shall have received a certificate signed by an authorized officer of Seller certifying as to the satisfaction of the conditions set forth in Section 8.3(a) and Section 8.3(b).

(d) Closing Deliverables. Purchaser shall have received those deliverables required to be delivered by Seller as set forth in Section 2.5, including each of the Ancillary Agreements required to be executed and delivered at the Closing, which shall be in final agreed form between the Parties.

(e) UK Pension Approvals. The RAA Deed shall have been approved by the Pension Regulator of the United Kingdom and shall not have been vacated or reversed.

(f) Material Adverse Effect. Since the Original Execution Date, there shall not have occurred a Material Adverse Effect.

Article IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Parties;

(b) by either Party, by giving written notice to the other Party:

(i)	if the Settlement Agreement has been terminated in accordance with its terms; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party whose failure to fulfill any of such Party’s obligations under the Settlement Agreement has caused or resulted in such termination;

(ii)	if any Government Entity shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any Party whose failure to fulfill any of such Party’s obligations under this Agreement has caused or resulted in such Order; or

(iii)	if the Closing does not take place on or prior to October 2, 2013 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any Party whose failure to fulfill any of such Party’s obligations under this Agreement has caused or resulted in the failure of the Closing to occur prior to the Outside Date.

(c) by Purchaser if (i) there has been a breach of any representation, warranty, covenant or agreement made by Seller in this Agreement, or any such representation and warranty shall have become untrue after the Original Execution Date, such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (x) 30 days after written notice thereof is given by Purchaser to Seller and (y) one Business Day prior to the Outside Date; provided, however, that Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.1 and Section 8.2 not to be satisfied or (ii) (A) all of the conditions set forth in Section 8.1 and Section 8.2 (excluding conditions that, by their nature, are to be satisfied at the Closing) have been satisfied or waived and (B) Seller has failed to effect the Closing on the date the Closing is required to have occurred pursuant to Section 2.3; or

(d) by Seller if (i) there has been a breach of any representation, warranty, covenant or agreement made by Purchaser in this Agreement, or any such representation and warranty shall have become untrue after the Original Execution Date, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (x) 30 days after written notice thereof is given by Seller to Purchaser and (y) one Business Day prior to the Outside Date; provided, however, that Seller is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 8.1 and Section 8.3 not to be satisfied or (ii) (A) all of the conditions set forth in Section 8.1 and Section 8.3 (excluding conditions that, by their nature, are to be satisfied at the Closing) have been satisfied or waived and (B) Purchaser has failed to effect the Closing on the date the Closing is required to have occurred pursuant to Section 2.3.

Section 9.2 Effects of Termination.

(a) If this Agreement is terminated pursuant to Section 9.1, all further obligations of the Parties under or pursuant to this Agreement shall terminate without further liability of any Party to the other except for the provisions of Section 5.5 (Public Announcements), Section 5.9 (Transaction Expenses), Section 5.10 (Confidentiality), Section 6.1 (Transfer Taxes), Section 6.2 (Withholding Taxes), Section 7.2(e) (Other Employee Matters), Section 9.1 (Termination), this Section 9.2 (Effects of Termination) and Article XI (Miscellaneous); provided that neither the termination of this Agreement nor anything in this Section 9.2 shall relieve any Party from liability for any breach of this Agreement or bad faith conduct occurring before or in connection with the termination hereof.

Article X

SURVIVAL; INDEMNIFICATION

Section 10.1 Survival. No representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Ancillary Agreements) shall survive beyond the Closing Date, except for covenants and agreements that by their terms are to be satisfied on or after the Closing Date, which covenants and agreements shall survive until satisfied in accordance with their terms; provided, that any covenant that is intended to be performed during the period after the Original Execution Date until the Closing or a Deferred Closing (even if the terms of such covenant do not specify a period of performance) shall continue to survive until the Closing or such Deferred Closing, as applicable. No claim for indemnification may be asserted against any Party for breach of any covenant or agreement contained herein unless written notice of such claim is received by such Party describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim on or prior to the date on which the covenant or agreement on which such claim is based ceases to survive as set forth in this Section 10.1. Notwithstanding the foregoing, any such claim for indemnification for which notice has been given prior to the date on which the covenant or agreement on which such claim is based ceases to survive as set forth in this Section 10.1 may be prosecuted to conclusion (and such Party seeking indemnification shall be entitled to be indemnified for all Losses related thereto, subject to the other limitations contained in this Article X) notwithstanding the subsequent expiration of such period.

Section 10.2 Indemnification by Purchaser. From and after the Closing, Purchaser shall indemnify, defend and hold harmless each Seller Party, its Affiliates (other than the Transferred Subsidiary), and its directors, officers, shareholders, partners, members, agents, representatives and employees and their heirs, successors and permitted assigns, each in their capacity as such (the “Seller Indemnified Parties”) from, against and in respect of any Losses, whether in respect of Third Party Claims, claims between the parties hereto, or otherwise but excluding Indirect Losses (subject to the limitations set forth herein, “Indemnified Losses”), arising out of or related to (a) the breach of or default in the performance by Purchaser of any covenant, agreement or obligation to be performed by Purchaser pursuant to this Agreement after Closing or (b) the Assumed Liabilities.

Section 10.3 Indemnification by Seller. From and after the Closing, Seller shall, jointly and severally, and each of the Other Sellers, severally and solely with respect to its own actions, circumstances and breaches (and solely to the extent such action, circumstance or breach is the cause of such Indemnified Loss), shall indemnify, defend and hold harmless Purchaser and each of its Affiliates, directors, officers, shareholders, partners, members, agents, representatives and employees and their heirs, successors and permitted assigns (the “Purchaser Indemnified Parties” and, together with the Seller Indemnified Parties, the “Indemnified Parties”) from, against and in respect of any Indemnified Losses arising out of or related to (a) the breach of or default in the performance by Seller of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement after Closing or (b) the Excluded Liabilities; provided, however, that from and after the execution and delivery of any BFN Local Transfer Agreement following the acceptance of the relevant BFN Irrevocable Offer, any Liabilities assumed by Purchaser or its designated Foreign Acquisition Entity pursuant to such BFN Local Transfer Agreement shall not be Excluded Liabilities for the purpose of this Section 10.3.

Section 10.4 Indemnification Procedures.

(a) In the event that any written claim or demand for which an indemnifying party (an “Indemnifying Party”) may have liability to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a Third Party (a “Third Party Claim”), such Indemnified Party shall promptly, but in no event more than 30 days following such Indemnified Party’s receipt of a Third Party Claim, notify the Indemnifying Party in writing of such Third Party Claim (a “Claim Notice”); provided, however, that the failure to give a Claim Notice within 30 days shall affect the rights of an Indemnified Party hereunder only to the extent that such failure has a prejudicial effect on the defenses or other rights available to the Indemnifying Party with respect to such Third Party Claim. The Indemnifying Party shall have 30 days (or such lesser number of days set forth in the Claim Notice as may be required by court proceeding in the event of a litigated matter) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third Party Claim.

(b) In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against a Third Party

Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense at its expense. Once the Indemnifying Party has duly assumed the defense of a Third Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing. The Indemnified Party shall participate in any such defense at its expense unless (i) the Indemnified Party shall have reasonably concluded that representation of the Indemnified Party’s interests by the Indemnifying Party’s counsel would be inappropriate due to actual or potential differing interests between them or (ii) the Indemnified Party assumes the defense of a Third Party Claim after the Indemnifying Party has failed to diligently pursue a Third Party Claim it has assumed, as provided in the first sentence of Section 10.4(c), in which case the Indemnifying Party shall pay the expenses of the Indemnified Party’s counsel. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third Party Claim on a basis that would result in (i) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates, (ii) a finding or admission of a violation of Law (except Tax Law) or violation of the rights of any Person by the Indemnified Party or any of its Affiliates or (iii) any monetary liability of the Indemnified Party that will not be promptly paid or reimbursed by the Indemnifying Party.

(c) If the Indemnifying Party (i) elects not to defend the Indemnified Party against a Third Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, (ii) the Third Party Claim seeks injunctive relief that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates or (iii) after assuming the defense of a Third Party Claim, fails to take reasonable steps necessary to defend diligently such Third Party Claim within ten (10) days after receiving written notice from the Indemnified Party to the effect that the Indemnifying Party has so failed, the Indemnified Party shall have the right but not the obligation to assume its own defense; it being understood that the Indemnified Party’s right to indemnification for a Third Party Claim shall not be adversely affected by assuming the defense of such Third Party Claim. The Indemnified Party shall not settle a Third Party Claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. The Party controlling the defense of any Third Party Claim shall, at the reasonable request of the non-controlling party, inform the non-controlling party of the status of such Third Party Claim.

(d) The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third Party Claim, including by providing access to each other’s relevant business records and other documents, and employees; it being understood that the costs and expenses of the Indemnified Party relating thereto shall be Losses.

(e) The Indemnified Party and the Indemnifying Party shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

Section 10.5 Adjustments to Losses.

(a) Insurance. In calculating the amount of any Loss, the proceeds actually received by the Indemnified Party or any of its Affiliates under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other Person in each case relating to the Third Party Claim or the Direct Claim, net of any actual costs, expenses or premiums incurred in connection with securing or obtaining such proceeds, shall be deducted, except to the extent that the adjustment itself would excuse, exclude or limit the coverage of all or part of such Loss. In the event that an Indemnified Party has any rights against a Third Party with respect to any occurrence, claim or loss that results in a payment by an Indemnifying Party under this Article X, such Indemnifying Party shall be subrogated to such rights to the extent of such payment; provided that until the Indemnified Party recovers full payment of the Loss related to any such Direct Claim, any and all claims of the Indemnifying Party against any such Third Party on account of said indemnity payment is hereby expressly made subordinate and subject in right of payment to the Indemnified Party’s rights against such Third Party. Without limiting the generality or effect of any other provision hereof, each Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise cooperate in the prosecution of such claims.

(b) Taxes. Any amount of any Loss for which reimbursement or indemnification is provided under Article VI (Tax Matters), Article VII (Employment Matters) or this Article X shall be (i) decreased by any Tax benefit actually realized as a decrease in Taxes payable by the Indemnified Party (or any Affiliate thereof) as a result of the incurrence or payment of any such Loss (including as a result of the facts, matters, events or circumstances giving rise to such Losses), and (ii) increased by any Tax cost actually incurred as an increase in Taxes payable by the Indemnified Party (or any Affiliate thereof) as a result of the receipt or accrual of the indemnification payment so that the amount received by the Indemnified Party (or Affiliate) is the amount which it would have received had the Tax cost not been incurred. For purposes of this Section 10.5(b), the Seller Parties and Purchaser shall reasonably cooperate in good faith as to the amounts of any adjustments pursuant to (i) and (ii) of the preceding sentence.

(c) Reimbursement. If an Indemnified Party recovers an amount from a Third Party in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article X, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by the Indemnifying Party in respect of such Loss, plus the amount received from the Third Party in respect thereof, less (ii) the full amount of Loss.

(d) Mitigation. Each Indemnified Party shall use its commercially reasonable efforts to mitigate any indemnifiable Loss. In the event an Indemnified Party fails to use commercially reasonable efforts to mitigate an indemnifiable Loss, the Indemnifying Party shall have no liability for any portion of such Loss that reasonably would have been avoided had the Indemnified Party made such efforts.

(e) Payments under Schedule A. With respect to any Liability (i) that is an Assumed Liability for which the Seller Indemnified Parties would be entitled to indemnification under Section 10.2 and (ii) in respect of which Seller or any of its Affiliates has made a payment that is reflected in the calculation of any “Economic True-Up” as described in Schedule A, the Parties agree that no Indemnified Loss shall have been incurred by a Seller Indemnified Party to the extent of such payment.

Article XI

MISCELLANEOUS

Section 11.1 Remedies. No failure to exercise, and no delay in exercising, any right, remedy, power or privilege under this Agreement by any Party will operate as a waiver of such right, remedy, power or privilege, nor will any single or partial exercise of any right, remedy, power or privilege under this Agreement preclude any other or further exercise of such right, remedy, power or privilege or the exercise of any other right, remedy, power or privilege.

Section 11.2 No Third Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 11.3 Consent to Amendments; Waivers. No Party shall be deemed to have waived any provision of this Agreement or any of the other Ancillary Agreements unless such waiver is in writing, and then such waiver shall be limited to the circumstances set forth in such written waiver. This Agreement shall not be amended, altered or qualified except by an instrument in writing signed by all the parties hereto or thereto, as the case may be.

Section 11.4 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations or novate any of its rights or obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Party (other than as provided in this Section 11.4). Notwithstanding the foregoing sentence, prior to Closing and following written notice to Seller no later than one (1) Business Day prior to the effective date of the assignment and/or novation, Purchaser shall assign and/or novate all of its rights and obligations under this Agreement, effective at Closing, to one or more direct or indirect wholly-owned Subsidiaries of Purchaser (each such entity, a “Purchaser Required Assign” and such assignment and/or novation, a “Required Transfer”) and shall cause the Purchaser Required Assign to execute and deliver the Ancillary Agreements at Closing; provided, that (a) a Required Transfer does not delay or impede the consummation of the Transactions or impair the rights of any Seller Party under this Agreement or any Ancillary Agreements, (b) a Required Transfer does not result in additional Taxes being imposed on the Seller Parties or being withheld from the Purchase Price payable hereunder and (c) each Purchaser Required Assign shall be jointly and severally liable for all obligations under this Agreement and the Ancillary Agreements. In the event that Purchaser does not deliver prior to the Closing written notice in accordance with the preceding sentence in relation to any of its rights and obligations under this Agreement, the Parties acknowledge and agree that, to the extent consistent with clauses (a), (b) and (c) above in this Section 11.4, Purchaser shall be deemed to have made an assignment of such rights and obligations under the

Agreement, effective at Closing, to Purchaser’s wholly-owned subsidiary, KPP Holdco (and KPP Holdco hereby accepts such assignment), and KPP Holdco shall thereafter be the Purchaser Required Assign and such assignment shall be a Required Transfer for all purposes hereunder. For the avoidance of doubt, to the extent that Purchaser does deliver prior to Closing written notice to Seller in relation to any of Purchaser’s rights and obligations, the direct or indirect wholly-owned Subsidiary or Subsidiaries of Purchaser named therein shall be the Purchaser Required Assign in relation to such rights and obligations and such assignment shall be a Required Transfer for all purposes hereunder. Following the Required Transfers, a Purchaser Required Assign shall not assign any of its rights or delegate any of its obligations under this Agreement or novate any of its rights or obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of Seller, provided that a Purchaser Required Assign may, following notice in writing to Seller no later than one (1) Business Day prior to the effective date of the assignment, delegation or novation (which notice may be provided with the notice set forth in the first sentence of this Section 11.4), assign, delegate or novate all or some of its rights or obligations under this Agreement to any direct or indirect wholly-owned subsidiary of a Purchaser Required Assign (each such entity a “Purchaser Permitted Assign” and together with each Purchaser Required Assign, a “Purchaser Assign”, and each such assignment, delegation or novation a “Permitted Transfer”); provided, further, that (x) all Purchaser Required Assigns remain jointly and severally liable with such Purchaser Permitted Assignee for all obligations of the Purchaser Required Assigns under this Agreement, (y) such Permitted Transfer does not delay or impede the consummation of the Transactions or impair the rights of any Seller Party under this Agreement or any Ancillary Agreements and (z) such Permitted Transfer does not result in additional Taxes being imposed on the Seller Parties or being withheld from the Purchase Price payable hereunder. Any attempted or purported assignment in violation of this Section 11.4 shall be null and void. Notwithstanding anything contained in this Section 11.4 to the contrary, any obligation of any Party to the other Party under this Agreement, which obligation is performed, satisfied or fulfilled completely by an Affiliate of such first Party, other than as a result of a Required Transfer or a Permitted Transfer, shall be deemed to have been performed, satisfied or fulfilled by such Party. The Parties agree that, notwithstanding anything else set forth in this Section 11.4 or in Section 5.6(a), Purchaser, rather than a Purchaser Assign, on Closing may enter into the Trademark License Agreements (or thereafter assign, novate or otherwise transfer the Trademark License Agreements to Purchaser or New Pension Plan or an Affiliate of New Pension Plan) and satisfy such part of the Purchase Price as is allocated to the Trademark License Agreements (in each case on its own behalf) with the consent of Seller, not to be unreasonably withheld, conditioned or delayed.

Section 11.5 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a) Any questions, claims, disputes, remedies or Actions arising from or related to this Agreement, and any relief or remedies sought by any Parties, shall be governed exclusively by the Laws of the State of New York applicable to contracts made and to be performed in such state and without regard to the rules of conflict of Laws of any other jurisdiction.

(b) To the fullest extent permitted by applicable Law, each Party: (i) agrees that any claim, action or proceeding by such Party seeking any relief whatsoever arising out of, or in connection with, this Agreement or the Transactions shall be brought only in the

Bankruptcy Court, if brought prior to the entry of a final decree closing the Bankruptcy Cases, and in the Federal Courts in the Southern District of New York and the state courts of the State of New York, County of New York (collectively, the “New York Courts”), if brought after entry of a final decree closing the Bankruptcy Cases, and shall not be brought, in each case, in any other court in the United States of America; (ii) agrees to submit to the jurisdiction of the Bankruptcy Court and the New York Courts, as applicable, pursuant to the preceding clause (a) and this clause (b) for purposes of all legal proceedings arising out of, or in connection with, this Agreement or the Transactions; (iii) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of such Action brought in any such court or any claim that any such Action brought in such court has been brought in an inconvenient forum; (iv) agrees that the mailing of process or other papers in connection with any such Action or proceeding in the manner provided in Section 11.6 or any other manner as may be permitted by Law shall be valid and sufficient service thereof; and (v) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in any other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c) EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.5(c).

Section 11.6 Notices. All demands, notices, communications and reports provided for in this Agreement shall be in writing and shall be either sent by facsimile transmission with confirmation to the number specified below or personally delivered or sent by reputable overnight courier service (delivery charges prepaid) to any Party at the address specified below, or at such address, to the attention of such other Person, and with such other copy, as the recipient Party has specified by prior written notice to the sending Party pursuant to the provisions of this Section 11.6.

If to Seller, to:

Eastman Kodak Company

343 State Street

Rochester, New York 14650-0218

Attention:	General Counsel
Telephone:	(585) 724-9549
Facsimile:	(585) 724-1089

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Attention:	Andrew G. Dietderich
Stephen M. Kotran
Telephone:	(212) 558-4000
Facsimile:	(212) 558-3588

and a copy to:

Nixon Peabody LLP

1100 Clinton Square

Rochester, New York 14604

Attention:	Deborah J. McLean
Telephone:	(585) 263-1687
Facsimile:	(866) 666-0233

If to Purchaser, to:

KPP Trustees Limited

c/o Ben Harris, Secretary of the Trustee

Aon Hewitt

Verulam Point

Station Way

St. Albans AL1 5HE

Attention:	Ben Harris
Telephone:	+44 1727 888 523
Facsimile:	+44 1372 845 029

and

Ross Trustees Limited

FAO: Steven Ross

Davidson House

Forbury Square

Reading

Surrey RG1 3EU

Attention:	Steven Ross
Telephone:	+44 1189 001 323

with a copy to:

Hogan Lovells US LLP

875 3rd Avenue

New York, New York 10022

Attention:	Christopher R. Donoho, III
Michael J. Silver
Telephone:	(212) 918-3000
Facsimile:	(212) 918-3100

and a copy to:

Hogan Lovells International LLP

Atlantic House, Holborn Viaduct

London EC1A 2FG, United Kingdom

Attention:	Katie Banks
Telephone:	+ 44 20 7296 2000
Facsimile:	+ 44 20 7296 2001

Any such demand, notice, communication or report shall be deemed to have been given pursuant to this Agreement when delivered personally, when confirmed if by facsimile transmission, or on the second (2nd) calendar day after deposit with a reputable overnight courier service (or when actually delivered, if earlier), as applicable.

Section 11.7 Exhibits; Seller Disclosure Schedules.

(b) The Seller Disclosure Schedule and the Exhibits attached hereto constitute a part of this Agreement and are incorporated into this Agreement for all purposes as if fully set forth herein.

(c) The disclosure of any matter in one section or subsection of the Seller Disclosure Schedule, as applicable, shall not be deemed to be a disclosure for any other section or subsection of the Seller Disclosure Schedule unless either (i) (x) it is readily apparent on the face of such disclosure (and without reference to the contents of any Contract or document or other materials referenced in such disclosure) that such matter is pertinent to another section or subsection of the Seller Disclosure Schedule and (y) such disclosure is only with respect to Article III, in which case such disclosure shall only modify other disclosure with respect to Article III, or (ii) an express cross-reference to such matter in such section or subsection of the Seller Disclosure Schedule is contained in such other section or subsection of the Seller Disclosure Schedule. The mere inclusion of any item in any section or subsection of the Seller Disclosure Schedule as an exception to any representation or warranty or otherwise shall not be deemed to constitute an admission by Seller or Purchaser, as applicable, or to otherwise imply, that any such item has had or is reasonably likely to have a Material Adverse Effect or otherwise represents an exception or material fact, event or circumstance for the purposes of this Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in this Agreement. The sections or subsections of the Seller Disclosure Schedule are arranged in sections corresponding to the numbered and lettered sections and subsections of this Agreement. Matters disclosed in any section or subsection of the Seller Disclosure Schedule are not necessarily limited to matters that are required by this Agreement to be disclosed therein.

Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature or impose any duty or obligation to disclose any information beyond what is required by this Agreement, and disclosure of such additional matters shall not affect, directly or indirectly, the interpretation of this Agreement or the scope of the disclosure obligations hereunder. The reference to any Contract or other documents or materials in any section or subsection of the Seller Disclosure Schedule shall be deemed to include all terms and conditions of, and schedules and annexes to, such Contract or other document or materials that have been made available to Seller and its representatives or Purchaser and its representatives, as applicable. Headings inserted in the sections or subsections of the Seller Disclosure Schedule are for convenience of reference only and shall to no extent have the effect of amending or changing the express terms of the sections or subsections as set forth in this Agreement.

Section 11.8 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

Section 11.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 11.10 Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement set forth the entire understanding of the Parties relating to the subject matter thereof, and all prior or contemporaneous understandings, agreements, representations and warranties, whether written or oral, are superseded by this Agreement, the Ancillary Agreements and the Confidentiality Agreement, and all such prior or contemporaneous understandings, agreements, representations and warranties are hereby terminated. In the event of any irreconcilable conflict between this Agreement and any of the other Ancillary Agreements or the Confidentiality Agreement, the provisions of this Agreement shall prevail, regardless of the fact that certain other Ancillary Agreements may be subject to different governing Laws.

Section 11.11 Availability of Equitable Relief. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Parties shall be entitled to equitable relief to prevent or remedy breaches of this Agreement, without the proof of actual damages, including in the form of an injunction or injunctions or Orders for specific performance in respect of such breaches. Each Party agrees to waive any requirement for the security or posting of any bond in connection with any such equitable remedy. Each Party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of the provisions of this Agreement.

Section 11.12 Bulk Sales Laws. Subject to the entry of the Settlement and Sale Order, each Party waives compliance by the other Party with any applicable bulk sales Law.

Section 11.13 Joint Negotiation. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 11.14 Headings. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have duly executed this Amended and Restated Stock and Asset Purchase Agreement as of the date first written above.

EASTMAN KODAK COMPANY, AS DEBTOR-IN-POSSESSION

By:	/s/ Patrick M. Sheller
Name:	Patrick M. Sheller
Title:	Senior Vice President, General Counsel, Secretary, and Chief Administrative Officer

[Signature Page to Amended and Restated Stock and Asset Purchase Agreement]

QUALEX INC., AS DEBTOR-IN-POSSESSION

By:	/s/ William G. Love
Name:	William G. Love
Title:	Treasurer

[Signature Page to Amended and Restated Stock and Asset Purchase Agreement]

KODAK (NEAR EAST) INC., AS DEBTOR-IN-POSSESSION

By:	/s/ William G. Love
Name:	William G. Love
Title:	Treasurer

[Signature Page to Amended and Restated Stock and Asset Purchase Agreement]

KPP TRUSTEES LIMITED, AS TRUSTEE FOR THE KODAK PENSION PLAN OF THE UNITED KINGDOM

By:	/s/ Steven Ross
Name:	Steven Ross
Title:	Chairman

[Signature Page to Amended and Restated Stock and Asset Purchase Agreement]

KPP HOLDCO LIMITED, SOLELY FOR THE PURPOSES OF SECTION 11.4

By:	/s/ Steven Ross
Name:	Steven Ross
Title:	Chairman

[Signature Page to Amended and Restated Stock and Asset Purchase Agreement]

Schedule I – Closing Date Transactions

Prior to the Closing Date:

(a)	The amount of the Cash Price to be paid by a Purchaser Assign (in accordance with step (d) below) shall be made available by Purchaser to such Purchaser Assign (via other entities, if applicable) no later than one business day prior to the Closing Date from Purchaser assets.

(b)	Any KPP Notes (as defined below) which are to be delivered to Seller by a Purchaser Assign (in accordance with step (g) below) shall be issued by Purchaser to such Purchaser Assign or issued to another Purchaser subsidiary for onward assignment (via other Purchaser subsidiaries, if applicable) to such Purchaser Assign no later than one business day prior to the Closing Date.

On the Closing Date:

(c)	KL shall pay to Purchaser, in cash an amount equal to between $120 million and $300 million (the “KL Cash”) to be applied as (i) payment of the due and unpaid 2012 and 2013 Annual Contributions and (ii) mutually agreed prepayments of the 2014 Annual Contribution and/or other payment obligations of KL to Purchaser under the KPP Recovery Plan and KPP Schedule of Contributions. KL shall source the KL Cash from cash on hand and/or withdrawals from its deposits at KIFL. The amount to be paid by KL and KIFL will leave both companies with prudent minimum liquidity for operations after the Closing Date, recognizing that all Purchaser-related liabilities will be extinguished. Seller shall inform Purchaser of the amount of the KL Cash no later than the fifth business day prior to the Closing Date. The amount of the KL Cash to be paid by a Purchaser Assign (in accordance with step (d) below) shall be made available by Purchaser to such Purchaser Assign (via other Purchaser subsidiaries, if applicable) from the KL Cash paid by KL pursuant to this step (c).

(d)	Purchaser Assign(s) shall pay to Seller (1) (subject to (e) below) the Cash Price, being a portion of the Purchase Price from Purchaser assets made available to such Purchaser Assign(s) in accordance with (a) above and (2) an amount in cash equal to the amount of the KL Cash, being a portion of the Purchase Price made available to such Purchaser Assign(s) in accordance with (c) above.

(e)	KIFL shall issue to the EKC Subsidiary the KIFL Deferred Closing Notes, which notes shall be guaranteed by Seller and shall be transferred to the Purchaser Assign in return for part of the Cash Price. The KIFL Deferred Closing Notes shall have the Closing Date as their issue date and shall not bear interest.

(f)	At Seller’s direction, some of the cash paid by Purchaser Assign(s) in accordance with (d) above may be paid to non-US subsidiaries and (if applicable) the EKC Subsidiary that are selling assets in the transaction, including KL, in accordance with the Purchase Price Allocation Schedule or Section 2.2(c).

(g)	Purchaser Assign(s) shall pay the remaining portion of the Purchase Price by delivering to Seller a note or notes payable from Purchaser of an amount in aggregate equal to any remaining portion of the Purchase Price (the “KPP Notes”). The KPP Notes will not bear interest and will be settled on the Closing Date after giving effect to the other transactions contemplated hereby. Purchaser would not be required to make any cash payment on the KPP Notes because the settlement of the KPP Notes would be by way of setoff against the obligations of KL to Purchaser under the KPP Recovery Plan and KPP Schedule of Contributions, as explained in (h) below.

(h)	Seller shall receive the KPP Notes and immediately sell them to KL in exchange for (i) any remaining excess cash at KL (leaving KL with prudent minimum liquidity for operations after the Closing Date) and (ii) a receivable from KL bearing interest at a market rate.[1]

(i)	KL shall receive the KPP Notes and immediately deliver them to Purchaser as settlement, by way of setoff, of an equal amount of outstanding payment obligations under the KPP Recovery Plan and KPP Schedule of Contributions. Purchaser shall then cancel the KPP Notes.

(j)	The Parties shall take all other actions to be taken at Closing under the Stock and Asset Purchase Agreement on the Implementation Date under the Settlement Agreement.

(k)	Closing shall have occurred.

(l)	The regulated apportionment arrangement and discharge of KL’s liabilities to Purchaser contemplated by the RAA Deed shall become effective. All remaining obligations under the KPP shall be assumed by an entity, originally set up by Purchaser but not held by Purchaser at such time, in accordance with that certain Deed of Amendment and Adherence dated the date of this Agreement and the RAA Deed. Such assumption shall not be treated by the Parties as part of the Purchase Price.

(m)	The remaining provisions of the Settlement Agreement shall become effective. All remaining obligations of KL under the KPP Recovery Plan and KPP Schedule of Contributions shall be cancelled in exchange for the issuance by KL to Purchaser of a small amount of ordinary shares of KL. The market value of the ordinary shares shall be low and shall not in any circumstances be equal to or greater than 5% of the total of the cash sums and the market value of the net assets held for the purpose of KPP. Such cancellation shall be treated by the Parties as a release of KL’s obligations in exchange for the ordinary shares and will not be treated by the Parties as part of the Purchase Price. Shares issued to Purchaser would be a separate class from the shares held by Seller, and would not be voting.

(n)	In recognition of the settlement and cancellation of KL’s obligations to Purchaser pursuant to the foregoing transactions and the regulated apportionment arrangement

[1]	The KL receivable to EKC is expected to survive the Closing Date, except as EKC and KL otherwise agree.

(see (l) above), KL will have no further obligations to Purchaser and therefore Seller will have no further obligations to make sure KL has sufficient assets to pay Purchaser under the Guaranty and the Guaranty will be cancelled. Purchaser shall withdraw the KPP Claims and KL shall withdraw its claims against Seller with prejudice.

Schedule II: Contingent Purchase Price Adjustment

II-A Definitions

All defined terms not referenced herein have the meaning given to such terms in the Stock and Asset Purchase Agreement.

“Control” means, with respect to any Person, (a) beneficial ownership (within the meaning of rule 13d-3 of the United States Securities and Exchange Commission under the Securities Exchange Act of 1934), directly or indirectly, of more than 50% of the Voting Stock of such Person on a fully-diluted basis, (b) the power to appoint a majority of the directors, managers or other governing body of such Person and (c) the power to direct the management and affairs of such Person.

“Cumulative Actual Adjusted EBITDA” means, for any period:

(a) consolidated net income for such period,

(b) plus, without duplication and to the extent deducted in determining consolidated net income, the sum of:

(i) interest expense for such period,

(ii) income tax expense for such period,

(iii) depreciation expense for such period,

(iv) amortization expense (including with respect to intangibles) for such period,

(v) deferred financing fees (and any writeoffs thereof) for such period,

(vi) any extraordinary and nonrecurring expenses or losses during such period,

(vii) any loss or expense from discontinued operations or discontinued business lines and loss or expense on disposal of discontinued operations or discontinued business or disposal, revaluations and impairments of assets, lines during such period,

(viii) any non-cash charges or expenses, including, but not limited to, asset writeoffs or writedowns; provided, that to the extent any such non-cash charges represent an accrual or reserve for potential cash items in any future period, any cash payment made in respect thereof in a future period shall be subtracted from Cumulative Actual Adjusted EBITDA for such future period to such extent,

(ix) pension, equity awards, other post-employment benefits expense and any actuarial differences during such period and any non-cash compensation expense realized during such period from grants of stock appreciation rights or similar rights, stock options or other rights to directors, officers or employees, except, for the avoidance of doubt, such add-back shall not include any ongoing service expenses for pension and other post-retirement and employee benefit plans,

(x) any non-cash loss on foreign exchange during such period arising on the retranslation of foreign operations for consolidation purposes,

(xi) fees, costs and expenses (including (i) fees, costs and expenses related to legal, financial and other advisors, auditors and accountants, (ii) printer costs and expenses, (iii) regulatory and other filing fees and (iv) underwriting, arrangement, syndication, backstop and placement premiums, discounts, fees, charges and expenses) incurred during such period in connection with the negotiation and funding of this transaction, and, in each case, any transaction (including any financing or disposition) or litigation related thereto, in each case, regardless of whether initially incurred by the company or paid by the company to reimburse others for such fees, costs and expenses, except for the avoidance of doubt, ongoing professional and compliance fees (such as audit, accountancy, tax, legal etc) incurred in the ordinary course of business will not be adjusted,

(xii) any non-cash loss relating to hedge agreements during such period,

(xiii) corporate restructuring charges (including retention, severance, contract termination costs, plant closure or consolidation costs, employee relocation and business optimization expenses) incurred during such period, net off the reversal of any provisions for the costs of restructuring,

(xiv) deferred costs for Retail Systems Solutions commercial capital (including both equipment costs and payments to customers to offset the cost to improve the store physical location) in such period, and

(xv) all management fees, intellectual property or trademark licensing fees or other fees or expenses paid or liabilities incurred to the KPP or any affiliate of the KPP,

(c) minus, without duplication and to the extent included determining consolidated net income:

(i) interest income for such period,

(ii) pension and other post-employment benefits income and credit during such period, to the extent that such income arises from return on scheme assets, changes in actuarial assumptions or structural changes to the pension or other employee benefit schemes,

(iii) any non-cash gains on foreign exchange during such period,

(iv) any extraordinary income or gains or non-recurring income during such period,

(v) any non-cash gain relating to hedge agreements for such period,

(vi) any income or gain from discontinued operations or discontinued business lines and any income or gain on disposal of discontinued operations or discontinued business lines or disposal, revaluations and impairments of assets, in each case for such period, and

(vii) any other non-cash income (other than the accrual of revenue in the ordinary course of business) for such period excluding any non-cash gain to the extent it represents the reversal of an accrual or reserve for a potential cash item that reduced Cumulative Adjusted Actual EBITDA in any prior period, in each case, as applicable, as calculated in accordance with the Cumulative Actual EBITDA Principles. For the avoidance of doubt, the Cumulative Actual EBITDA of the Business shall be the Cumulative Actual EBITDA of the entire Business, including both the portions of the Business that have been transferred to Purchaser at the Closing and any portions of the Business that continue to be operated by the Seller Parties prior to any Deferred Closing.

“Cumulative Actual EBITDA Principles” means (x) the accounting principles, bases, practices and estimation techniques that are consistent with the same accounting policies, principles, bases, practices and estimation techniques used in preparing the Audited Carveout Financial Statements and (y) subject to the preceding clause (x), US GAAP as in force on 31 December 2012 applied consistently and on a going concern basis.

“Cumulative Target Adjusted EBITDA” means, for any Measurement Date, the amount set forth opposite such Measurement Date on Schedule II-B.

“Early Termination Event” means (a) Parent ceasing to Control one or more Purchaser Required Assigns that, together, hold, directly or indirectly, all or substantially all the assets of the PI Business and all or substantially all of the DI Business, (b) Parent or Purchaser Required Assigns under Parent’s Control, ceasing to own, directly or indirectly, all beneficial right, title and interest in all Transferred Assets relevant to the determination of Cumulative Actual Adjusted EBITDA (other than as a result of a Permitted Transaction), (c) any Extraordinary Transaction (other than a Permitted Transaction) or (d) any Insolvency Event with respect to (i) Parent, (ii) a Purchaser Required Assign or (iii) any Person under the Control of a Purchaser Required Assign which owns or operates a material portion of the Transferred Assets.

“Extraordinary Transaction” means (a) any sale, disposition or transfer of assets or property in or relating to the Business (other than de minimis assets or property) by any Purchaser Required Assign or any Person Controlled by any Purchaser Required Assign outside of the ordinary course of business, (b) any acquisition of assets or businesses by any Purchaser Required Assign or any Person Controlled by a Purchaser Required Assign that, if held by a separate corporate entity, would render that entity a “significant subsidiary” of any Purchaser Required Assign or any Person Controlled by a Purchaser Required Assign for purposes of Regulation S-X of the United States Securities and Exchange Commission, or (c) any merger, reorganization, recapitalization, non-cash distribution or other extraordinary corporate event affecting a Purchaser Required Assign or any Person Controlled by a Purchaser Required Assign.

“Insolvency Event” means, with respect to any Person, that (a) such Person is insolvent, or is generally unable to pay its debts as they become due, or admits in writing its inability to pay its debts as they become due, or makes a general assignment for the benefit of its creditors or (b) such Person, is the subject of a bankruptcy, insolvency, reorganization, liquidation, winding up or similar proceeding, or a receiver, interim receiver, trustee, conservator, intervenor or sequestrator or the like has been appointed for such Person, or any of their respective assets or properties.

“Measurement Date” means each of December 31, 2015, December 31, 2016, December 31, 2017 and December 31, 2018.

“Measurement Period” means, with respect to any Measurement Date, the period commencing on the Measurement Period Start Date and ending on such Measurement Date, taken as a single period.

“Measurement Period Start Date” means (a) September 1, 2013, if Closing occurs as of a date on or prior to September 3, 2013 and (b) October 1, 2013, if Closing occurs as of a date after September 3, 2013.

“Parent” means Purchaser, or if Control of the Business is transferred to New Pension Plan, New Pension Plan.

“Payment Cap” means, for any Measurement Date, the amount set forth opposite such Measurement Date on Schedule II-B.

“Permitted Transaction” means any Extraordinary Transaction that either (a) would not adversely affect Cumulative Actual Adjusted EBITDA in any Measurement Period or (b) for which an equitable adjustment is made to the scheduled Cumulative Adjusted EBITDA for each then unexpired Measurement Period, which adjustment has been reasonably agreed by Seller and Purchaser.

“Voting Stock” means capital stock issued by a corporation, or equivalent interests in any other Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such contingency.

II-B Cumulative Target Adjusted EBITDA and Payment Caps

Measurement Date	Cumulative Target Adjusted EBITDA if Measurement Period Start Date is September 1, 2013	Cumulative Target Adjusted EBITDA if Measurement Period Start Date is October 1, 2013	Payment Cap
December 31, 2015	$372 million	$362 million	$4 million
December 31, 2016	$549 million	$539 million	$7 million
December 31, 2017	$736 million	$726 million	$10 million
December 31, 2018	$923 million	$913 million	$14 million

II-C Contingent Purchase Price Adjustment

(a) No later than 120 days after each Measurement Date, or as soon thereafter as commercially practicable, Parent shall prepare in good faith and deliver to Seller a statement (the “Adjusted EBITDA Statement”) that sets forth Parent’s calculation of Cumulative Actual Adjusted EBITDA of the Business for the Measurement Period, prepared in accordance with the Cumulative Adjusted EBITDA Principles, together with audited financial statements of the Business for each year in the Measurement Period.

(b) Thereafter, at the request of Seller, Parent shall give Seller reasonable access during normal business hours to Parent’s working papers and any working papers of Parent’s independent accountants relating to the preparation of the Adjusted EBITDA Statement, as well as the books and records of Parent that relate to the Business that are relevant to Parent’s calculation of Cumulative Actual Adjusted EBITDA of the Business; provided, however, that the independent accountants of Parent shall not be obligated to make any working papers available to Seller unless and until Seller has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. In addition, Parent shall make its representatives responsible for and knowledgeable about the information used in, and the preparation and calculation of, the Adjusted EBITDA Statement, reasonably available to answer questions with respect to the contents of the Adjusted EBITDA Statement and Parent’s calculation of Cumulative Actual Adjusted EBITDA of the Business.

(c) Seller shall be entitled to dispute the calculation of the Cumulative Actual Adjusted EBITDA of the Business set forth in the Adjusted EBITDA Statement if it delivers a written notice (an “Objection Notice”) to Parent within 60 days after delivery of the Adjusted EBITDA Statement (the “Objection Period”). The Objection Notice shall contain a reasonably detailed description of any changes that Seller proposes to be made to the calculation of the Cumulative Actual Adjusted EBITDA of the Business set forth in the Adjusted EBITDA Statement. If Seller does not deliver an Objection Notice to Parent within the Objection Period, Seller shall not be entitled to dispute the calculation of Cumulative Actual Adjusted EBITDA of the Business set forth in the Adjusted EBITDA Statement, which shall be final and binding on each of the Parties.

(d) If Seller delivers an Objection Notice to Parent within the Objection Period, Seller and Parent shall attempt in good faith to agree upon the amount of the Cumulative Actual Adjusted EBITDA of the Business during the period commencing on the date of delivery of the Objection Notice and ending 30 days thereafter (the “Negotiation Period”). If Seller and Parent agree in writing on the Cumulative Actual Adjusted EBITDA of the Business (whether such amounts are the same as or different from the amounts set forth in the Adjusted EBITDA Statement) during the Negotiation Period, the Cumulative Actual Adjusted EBITDA of the Business shall be the amount agreed upon by the Parties.

(e) If Seller and Parent do not agree in writing on the Cumulative Actual Adjusted EBITDA of the Business prior to the expiration of the Negotiation Period, each Party shall (A) jointly engage a firm of independent public accountants as mutually agreed upon by Parent and Seller (the “Accounting Arbiter”) and (B) submit to the Accounting Arbiter, not later than 30 days after the end of the Negotiation Period, a statement containing its calculation of the items in dispute (each, an “Arbiter Statement”), which shall include only those items set forth in the Objection Notice that remain in dispute at the expiration of the Negotiation Period. The Accounting Arbiter, acting as an expert and not as an arbitrator, shall make a final and binding determination as to all matters in dispute as promptly as practicable after its appointment. In determining the proper amount of the Cumulative Actual Adjusted EBITDA of the Business, the Accounting Arbiter shall be bound by the terms of this Schedule II and may not increase the amount of any item in dispute above the highest amount set forth in the Arbiter Statement nor decrease any such amount below the lowest amount set forth in the Arbiter Statement. The Accounting Arbiter shall not review any line items or make any determination with respect to any matter other than those matters set forth in the Arbiter Statement. The Accounting Arbiter shall send its written determination of the Cumulative Actual Adjusted EBITDA of the Business to Seller and Parent, and such determination and calculation shall be final and binding on the Parties, absent fraud or manifest error. The fees and expenses of the Accounting Arbiter shall be borne by Parent and Seller in inverse proportion to the dollar amount of the items in dispute set forth in the Arbiter Statements as to which such Party prevails in the accounting arbitration, which proportionate allocations shall also be determined by the Accounting Arbiter at the time it renders its determination on the merits of the matters in dispute. The Accounting Arbiter may not award damages, interest or penalties to any party with respect to any matter.

(f) Once a final and binding determination of the Cumulative Actual Adjusted EBITDA of the Business has been made with respect to any Measurement Date in accordance with the applicable provisions of this Schedule II: (i) if Cumulative Actual Adjusted EBITDA of the Business exceeds Cumulative Target Adjusted EBITDA of the Business for the applicable Measurement Period, then Seller shall not be required to make any payment to Parent; and (ii) if Cumulative Actual Adjusted EBITDA of the Business is less than Cumulative Target Adjusted EBITDA of the Business for the applicable Measurement Period, Seller shall pay to Parent an amount equal to (A) 50% of (I) Cumulative Target Adjusted EBITDA of the Business for such Measurement Period minus (II) Cumulative Actual Adjusted EBITDA of the Business for such Measurement Period, less (B) any payments previously made by Seller pursuant to Section 2.7 of the Agreement and this Schedule II-D with respect to previous Measurement Dates; provided that Seller shall not be obligated to make any payment hereunder with respect to any Measurement Date in excess of the Payment Cap for such Measurement Date.

(g) Any payment required to be made pursuant to this Schedule II-C shall be made no later than thirty (30) days after a final and binding determination of the Cumulative Actual Adjusted EBITDA of the Business for the relevant Measurement Period has been made in accordance with the applicable provisions of this Schedule II in immediately available funds to such account or accounts as is designated in writing by Parent.

(h) Notwithstanding anything contained in this Schedule II-C to the contrary, if an Early Termination Event occurs, then Seller shall not be required to make any payment with respect to any Measurement Date occurring after such Early Termination Event.

Schedule A

Economic Benefit Determination and Payment and Deferred Closing Payment Procedures

Capitalized terms used herein have the meaning set forth in the Amended and Restated Stock and Asset Purchase Agreement, dated August 30, 2013 (the “Agreement”).

On the Closing Date, the Deferred Closing Assets and the Deferred Closing Liabilities will not be transferred to, or assumed by, Purchaser or the Purchaser Assigns under the Agreement but instead will be retained by the applicable Seller Parties until transferred to and assumed by Purchaser or the Purchaser Assigns later on the applicable Deferred Closing Date.

To enable an operationally practical and effective model during the Delay Period (as defined below), the TMM Assets and the TMM Liabilities will not be transferred on the Closing Date and shall instead be transferred on the TMM End Date. A toll manufacturing model (the “TM Model”) will be established between the appropriate Purchaser Assign(s) and the appropriate Seller Party during the period from the Closing Date to the TMM End Date, with pricing based on Purchaser’s labor and burden incurred to perform the value added work performed under the TM Model. Reference the applicable Ancillary Agreements for details on the operating principles of the TM Model. The period between the Closing Date and the Final Deferred Closing Date is referred to as the “Delay Period”.

During the Delay Period, the economic equivalent of the transfer of ownership of the portion of the Business operated by the Deferred Closing Seller Entities shall be allocated between the Parties as if such transfer had occurred on the Closing Date (the “Economic True-Up”). The Economic True-UP shall operate in accordance with the following principles:

(1) The Economic True-Up shall apply to the portion of the Business operated by a Deferred Closing Seller Entity until such time as a Deferred Closing occurs with respect to the portion of the Business conducted by a Deferred Closing Seller Entity.

(2) The Economic True-Up shall reflect the TM Model and also include adjustments to reflect the provision of products between the Parties under long term commercial agreements at the price defined in such agreements.

(3) The Economic True-Up shall incorporate the profits and change in net assets of a Seller Subsidiary to the extent such profits are derived by or change in net assets pertains to such Seller Subsidiary as a result of a “commissionaire” relationship (or similar principal/agent relationship) between the Seller Subsidiary and the Deferred Closing Seller Entity (defined below).

(4) The Economic True-Up shall include earnings after taxes and change in net assets of the Business for each Deferred Closing Seller Entity (including incorporating items (2) and (3) above)(on a stand alone basis) beginning with Sept 1, 2013 through the applicable Deferred Closing Date for the portion of the Business conducted by the Deferred Closing Seller Entity.

(5) Deferred Closings shall occur (or be deemed to occur) on the dates and times set forth in Section 2.9 of the Agreement.

(6) The Economic True-Up will be derived from the financial results, as reported in the Deferred Closing Seller Entity financial statements, which are a component of the audited financial statements of Seller. The financial statements shall be carve-out financials for the portion of the Business conducted by the Deferred Closing Seller Entity, calculated in accordance with the historical accounting policies, principles, bases, practices and estimate techniques used to produce the audited financial statements of the applicable Other Seller or Transferred Subsidiary to which the Business in a Deferred Closing Country relates (a “Deferred Closing Seller Entity”), and reflecting the Transferred Assets, Transferred Liabilities, Excluded Assets, Excluded Liabilities of the Deferred Closing Seller Entity, and including exceptions as identified in the Notes below. The basis of the calculation will be the reported Earnings from Operations of the Business (“EFO”) adjusted for the change in net assets of the Business, as reported in Seller’s US GAAP reported statutory accounts in BPC (Seller’s corporate consolidation reporting system). The change in net assets for the portion of the Business conducted by a Deferred Closing Seller Entity will be measured based on an opening carve-out balance sheet of the Business for the Deferred Closing Seller Entity as at Sept 1, 2013 as compared to a closing carve-out balance sheet of the Business for the Deferred Closing Seller Entity as of the applicable Deferred Closing Date for the portion of the Business operated by the Deferred Closing Seller Entity. Certain adjustments to such carve-out financial statements of the Business will be made in order to capture components of the Transaction that are not reflected in the reported financial statements for the Deferred Closing Seller Entities used to derive the carve-out financial statements, as described in the calculation below and the notes thereto. These calculations will be based on the Deferred Closing Seller Entity financial statements translated to USD, per BPC.

The Economic True-Up calculation will take the following form:

			Notes
Reported EFO by Deferred Closing Seller Entity, post 9/1/2013	$	xxx	1
Add: Restructuring expense	$	xxx	2
Adjusted EFO	$	xxx
Less: Tax provision (see note regarding tax rate by delayed country)	$	xxx	3
Adjusted EFO, After Taxes	$	xxx
Change in Net Assets by Deferred Closing Seller Entity			4
Change in Accounts Receivable	$	xxx	4
Change in Inventory	$	xxx	4
Change in other current and long term assets	$	xxx	4
Change in Accounts Payable	$	xxx	4
Change in other current and long term liabilities	$	xxx	4
Total change in Net Assets (by country)	$	xxx
Economic Benefit Principle Adjustments:
Add: Funding provided by Purchaser (or Purchaser Assign) for capital projects	$	xxx	5
Less: Seller to Purchaser (or Purchaser Assign) Long term supply agreement price vs. cost adjustment	$	xxx	6
Add: Purchaser (or Purchaser Assign) to Seller Long term supply agreement price vs. cost adjustment	$	xxx	6
Less: Workers compensation claims, legal claims, and other contingent claims	$	xxx	7

Economic Benefit (Detriment)	$	xxx

Notes:

1.	Reported EFO: The reported EFO will be sourced from BPC. For the avoidance of doubt:

a.	Reported EFO excludes the following:

i.	Depreciation and intangible amortization

ii.	Corporate global function allocations reported as corporate SGA, advertising, or R&D and other allocations not directly in support of running the Business

b.	Reported EFO includes the following:

i.	Costs for Transferred Employees, including the cost of employee benefits at the defined benefit rate that was within the Delayed Closing Entity

ii.	Products included in long term supply agreements (see Ancillary Agreements), reflected at cost

iii.	Allocations for costs that are incurred in a Deferred Closing Seller Entity that are directly in support of running the Business and are not included in Statements of Work under the Transition Services Agreement. This includes primarily distribution and warehousing expense, warranty expense, and service expense. Allocations to the Business will be based on the historical allocation metrics within each Deferred Closing Seller Entity for the relevant cost category, subject to periodic review for reasonableness.

iv.	Deferred Closing Seller Entities will have statements of work and reverse statements of work accruing payments to Seller and payments to Purchaser (or Purchaser Assigns). These settlements will be reflected in the EFO within the Economic True-Up calculation to the extent they have not already been paid by Purchaser (or a Purchaser Assign) or a Seller Party, respectively.

v.	Cost of goods sold (and cost of inventory) will be reflected using historical practices and established bills of material, including variances against standard costs.

2.	Restructuring expense: Restructuring actions approved and in execution prior to Sept 1, 2013 will be excluded from the Economic True-Up calculation. Purchaser (or Purchaser Assigns) will fund restructuring actions initiated in Deferred Closing Seller Entities after Sept 1, 2013.

3.

Tax provision: The relevant statutory tax rate for the applicable quarter used by Seller for purposes of tax effecting transactions in that jurisdiction in accordance with Seller’s historical practices for each Deferred Closing Seller Entity will be used to calculate the income tax against the reported EFO. Tax attributes incurred prior to Sept. 1, 2013 or incurred by businesses other than the Business will not be taken into account. To the extent that the EFO is a negative number (ie there is a loss), the tax provision shall be a positive amount equal to the amount of the EFO loss multiplied by the same relevant statutory tax rate.

4.	Change in Net Assets: The balance sheet accounts will be sourced from BPC. The change in the balance from Sept 1, 2013 through the close date for the Deferred Closing Seller Entity will be a component of the economic benefit. For the avoidance of doubt:

a.	cash accounts are excluded

b.	pension and tax assets and liabilities are excluded

c.	intercompany profit elimination in inventory is included; this will be reflected at a worldwide level and will not be included in the individual Deferred Closing Seller Entity

d.	deferred revenue is included

e.	To the extent that any VAT or similar indirect taxes are recoverable by the Deferred Closing Seller Entity, such VAT or other taxes shall be ignored for purposes of calculating the Economic True-Up.

5.	Capital investments: Purchaser (or a Purchaser Assign) will fund capital investments during the delayed period.

6.	Long term supply agreements: The mark-ups above cost for products covered under long term supply agreements products shall be included as an adjustment in the economic benefit calculation.

7.	Workers compensation, legal claims and other contingent claims: The economic liability resulting from workers compensation claims, legal claims and other contingent claims initiated during the delay period where such liabilities have not already been taken into account in determining EFO and where such liabilities do not transfer to the Purchaser Assign at the Deferred Closing Date under the terms of this agreement will be included as an adjustment to economic benefit .

Access to Information

The Economic True-Up calculation will be calculated monthly for financial reporting purposes. The monthly Economic True-Up calculation report shall be provided to Purchaser (or its designated Purchaser Assign) no later than 45 days following the end of the applicable calendar month. Financial statements and analytical reports shall be made available to support the calculation.

Allocation of Revenue

Seller agrees that during the Delay Period, to the sale of a product or service (and the associated revenue) by a Deferred Closing Seller Entity could be allocated to either the Business, on the one hand, or a the Commercial Imaging Business or other business of Seller (a “Seller Retained Business”), Seller shall allocate such sale (and the associated revenue) in good faith so as not to avoid any Economic True-Up payment due Purchaser hereunder and consistent with historic practice.

Economic True-Up Settle-Up

The initial payment of the Economic True-Up for each Deferred Closing Seller Entity shall be made as part of the Deferred Closing for the portion of the Business conducted by the Deferred Closing Seller Entity. The Economic True-Up shall be the amount shown on the then most recently available applicable Economic True-Up calculation report[s] (the “Initial Economic True-Up”). The Initial Economic True-Up shall be finalized after the Deferred Closing Date and true-up payments shall be made once finalized as described below. The Economic True-Up amount shall be settled between the applicable Purchaser Assign in the applicable Deferred Closing Country and the applicable Seller Party in the Deferred Closing Country unless otherwise specified below.

On the Deferred Closing Date the Initial Economic True-Up, the repayment of the KIFL Deferred Closing Note related to the applicable Deferred Closing Country and the payment of the Purchase Price allocable to the applicable Seller Party in the Deferred Closing Country shall be made in the following manner:

1. If under the Law of the applicable Deferred Closing Country the payment of the Purchase Price allocable to the applicable Seller Party in the applicable Deferred Closing Country under the Purchase Price Allocation Schedule is required to be made in cash:

a. If the Initial Economic True-Up is a positive amount then all of the following payments shall be made simultaneously at the Deferred Closing:

i. To the extent that under the Law of the applicable Deferred Closing Country, the amount of the Purchase Price for the Transferred Assets of the applicable Seller Party is permitted to be reduced by the amount of the Initial Economic True-Up:

A. The repayment in cash by KIFL to the Purchaser or the Purchaser Assign of the principal amount of the KIFL Deferred Closing Notes related to the applicable Deferred Closing Country;

B. The payment in cash by the Purchaser Assign in the applicable Deferred Closing Country to the applicable Seller Party of an amount that equals the Purchase Price allocable to the applicable Seller Party under the Purchase Price Allocation Schedule reduced by the Initial Economic True-Up ;

ii. To the extent that under the Law of the applicable Deferred Closing Country, the amount of the Purchase Price for the Transferred Assets of the applicable Seller Party cannot be reduced by the full amount of the Initial Economic True-Up:

A. The repayment in cash by KIFL to the Purchaser or the Purchaser Assign of the principal amount of the KIFL Deferred Closing Notes related to the applicable Deferred Closing Country;

B. The payment in cash by the Purchaser Assign in the applicable Deferred Closing Country to the applicable Seller Party of an amount equal to (i) the

Purchase Price allocable to such Seller Party under the Purchase Price Allocation Schedule, less (ii) the amount of the Initial Economic True-Up that is permitted under applicable Law to reduce the Purchase Price for the Transferred Assets of the applicable Seller Party;

C. The payment in cash by the applicable Seller Party to the Purchaser Assign in the applicable Deferred Closing Country of an amount equal to the difference between the Initial Economic True-Up and the amount that was used to reduce the Purchase Price under Section 1(a)(ii)(B)(ii) above to the extent permitted by Law;

D. The payment in cash (to the extent that the payment in section 1(a)(ii)(C) above is not permitted by Law) by the Seller or a Seller Affiliate (other than the applicable Seller Party) nominated by the Seller to the Purchaser or a Purchaser Affiliate (other than the applicable Purchaser Assign) nominated by the Purchaser.

b. If the Initial Economic True-Up is a negative amount then all of the following payments shall be made simultaneously at the Deferred Closing:

i. The repayment in cash by KIFL to the Purchaser or the Purchaser Assign of the principal amount of the KIFL Deferred Closing Notes related to the applicable Deferred Closing Country;

ii. The payment in cash by the Purchaser Assign in the applicable Deferred Closing Country to the applicable Seller Party of an amount equal to the Purchase Price allocable to the applicable Seller Party under the Purchase Price Allocation Schedule;

iii. The payment in cash by the Purchaser Assign in the applicable Deferred Closing Country to the applicable Seller Party of the Initial Economic True-Up Amount by way of further Purchase Price for the Transferred Assets of the applicable Seller Party if permitted by the applicable Law and otherwise by some other method between the applicable Purchaser Assign and Seller Party to the extent permitted by Law and failing that, by the Purchaser or a Purchaser Affiliate nominated by the Purchaser to the Seller or a Seller Affiliate nominated by the Seller.

2. If under the Law of the applicable Deferred Closing Country the payment of the Purchase Price allocable to such Deferred Closing Country under the Purchase Price Allocation Schedule can be made by assignment of the applicable KIFL Deferred Closing Note related to the Deferred Closing Country:

a. If the Initial Economic True-Up amount is a positive amount then all of the following payments and transfers shall be made simultaneously at the Deferred Closing:

i. To the extent that under the Law of the applicable Deferred Closing Country, the amount of the Purchase Price for the Transferred Assets of the applicable Seller Party is permitted to be reduced by the amount of the Initial Economic True-Up:

A. The repayment in cash by KIFL to the Purchaser or the Purchaser Assign of the principal amount of the KIFL Deferred Closing Note related to the applicable Deferred Closing Country, but only to the extent of the amount of the Initial Economic True-Up;

B. The transfer of the remaining KIFL Deferred Closing Note related to the applicable Deferred Closing Country to the applicable Seller Party in return (together with the Assumed Liabilities) for the Transferred Assets;

ii. To the extent that under the Law of the applicable Deferred Closing Country, the amount of the Purchase Price for the Transferred Assets is not permitted to be reduced by the amount of the Initial Economic True-Up:

A. The repayment in cash by KIFL to the Purchaser or the Purchaser Assign of the principal amount of the KIFL Deferred Closing Note related to the applicable Deferred Closing Country, but only to the extent of the amount of the Initial Economic True-Up that can be used to reduce the Purchase Price for the Transferred Assets of the applicable Seller Party;

B. A payment in cash by the applicable Seller Party to the Purchaser Assign in the applicable Deferred Closing Country in the amount equal to the difference between the Initial Economic True-Up and the amount payable under 2(a)(ii)(A) above to the extent permitted by Law;

C. The payment in cash (to the extent that the payment in 2(a)(ii)(B) above is not permitted by Law) by the Seller or a Seller Affiliate (other than the applicable Seller Party) nominated by the Seller to the Purchaser or a Purchaser Affiliate (other than the applicable Purchaser Assign) nominated by the Purchaser;

D. The transfer of the remaining KIFL Deferred Closing Note related to the applicable Deferred Closing Country to the applicable Seller Party in return (together with the Assumed Liabilities) for the Transferred Assets of the applicable Seller Party;

b. If the Initial Economic True-Up is a negative amount then all of the following payments and transfers shall be made simultaneously at the Deferred Closing:

i. The payment in cash by the Purchaser Assign in the applicable Deferred Closing Country to the applicable Seller Party of the Initial Economic True-Up by way of further Purchase Price for the Transferred Assets of the applicable Seller Party if permitted by the applicable Law and otherwise by some other method between the applicable Purchaser Assign and Seller Party to the extent permitted by Law and failing that, by the Purchaser or a Purchaser Affiliate nominated by the Purchaser to the Seller or a Seller Affiliate nominated by the Seller.

ii. The transfer of the KIFL Deferred Closing Note related to the applicable Deferred Closing Country to the applicable Seller Party in return (together with the Assumed Liabilities) for the Transferred Assets of the applicable Seller Party;

In respect of any payment under 1(a)(ii)(C) or (D) or 2(a)(ii)(B) or (C) if the payment is deductible for Tax purposes, the Economic True-Up shall, where the payer is the applicable Seller Party, be increased by the amount of the payment multiplied by the applicable statutory tax rate as referred to above and, in any other case, by the amount of the payment multiplied by the equivalent rate in the country of the payer;

In respect of any payment under 1(b)(iii) or 2(b)(i) the applicable payer will hold the applicable recipient harmless from any Taxes payable on the receipt of any Economic True-Up.

In respect of any payment under 1(a)(ii)(C) or (D), 1(b)(iii) (other than by way of further Purchase Price), 2(a)(ii)(B) or (C) or 2(b)(i) (other than by way of further Purchase Price), the form and character of such payment shall be determined by the Purchaser provided always that the Purchaser shall not be entitled to make a determination which results in any detriment for the relevant payer (and, for the avoidance of doubt, the failure to obtain a tax deduction in relation to any such payment is not to be regarded as a detriment for these purposes) unless:

•	Where the detriment can be objectively quantified, KPP Holdco shall ensure that the Seller Party, Seller or Seller Affiliate as applicable is fully indemnified, defended and held harmless in respect of such detriment; or

•	In any other case, the determination reflects the form and character of such payment which has the least detriment to the Other Seller, Seller or Seller Affiliate as reasonably determined by the Seller.

In respect of any repayment in cash by KIFL of the principal amount of the KIFL Deferred Closing Notes to the Purchaser or a Purchaser Assign as stated in this Schedule, KIFL shall be entitled to withhold any Tax required by Law and the Seller warrants for these purposes that KIFL is resident for Tax purposes in the UK and in no other jurisdiction.

To the extent that the Initial Economic True-Up exceeds the Purchase Price payable to the relevant Seller Party in the Delayed Closing Country pursuant to the Purchase Price Adjustment, it shall be assumed for the purposes of this Schedule (unless otherwise determined by the Seller) that an adjustment of the Purchase Price or any other payment between entities in the relevant Deferred Closing Country is not permitted by applicable Law to the extent of such excess and the foregoing provisions shall apply accordingly.

Post-Deferred Closing Economic True-Up Adjustment

(a)	No later than 90 days after each Deferred Closing Date, Seller shall prepare in good faith and deliver to Purchaser a statement (the “Economic True-Up Statement”) that sets forth the Economic True-Up calculation as of the Deferred Closing Date.

(b)	Thereafter, at the request of Purchaser, Seller shall give Purchaser reasonable access during normal business hours to Seller’s working papers relating to the preparation of the Economic True-Up Statement, as well as the books and records of Seller that relate to the Business that are relevant to Purchaser’s calculation of the Economic True-Up. In addition, Seller shall make its representatives responsible for and knowledgeable about the information used in, and the preparation and calculation of, the Economic True-Up Statement, reasonably available to answer questions with respect to the contents of the Economic True-Up Statement and Seller’s calculation of the Economic True-Up.

(c)	Purchaser shall be entitled to dispute the calculation of the Economic True-Up set forth in the Economic True-Up Statement if it delivers a written notice (an “Objection Notice”) to Seller within 60 days after delivery of the Economic True-Up Statement (the “Objection Period”). The Objection Notice shall contain a reasonably detailed description of any changes that Purchaser proposes to be made to the calculation of the Economic True-Up set forth in the Economic True-Up Statement. If Purchaser does not deliver an Objection Notice to Seller within the Objection Period, Purchaser shall not be entitled to dispute the calculation of the Economic True-Up set forth in the Economic True-Up Statement, which shall be final and binding on each of the Parties.

(d)	If Purchaser delivers an Objection Notice to Seller within the Objection Period, Seller and Purchaser shall attempt in good faith to agree upon the amount of the Economic True-Up during the period commencing on the date of delivery of the Objection Notice and ending 30 days thereafter (the “Negotiation Period”). If Seller and Purchaser agree in writing on the Economic True-Up (whether such amount is the same as or different from the amount set forth in the Economic True-Up Statement) during the Negotiation Period, the Economic True-Up shall be the amounts agreed upon by the Parties.

(e)

If Seller and Purchaser do not agree in writing on the Economic True-Up prior to the expiration of the Negotiation Period, each Party shall (A) jointly engage Plante Moran, or, if such firm declines to serve as accounting arbiter or the Parties agree in writing not to engage such firm, such other firm of independent public accountants as mutually agreed upon by Purchaser and Seller (the “Accounting Arbiter”) and (B) submit to the Accounting Arbiter, not later than 15 days after the end of the Negotiation Period, a statement containing its calculation of the items in dispute (each, an “Arbiter Statement”), which shall include only those items set forth in the Objection Notice that remain in dispute at the expiration of the Negotiation Period. The Accounting Arbiter, acting as an expert and not as an arbitrator, shall make a final and binding determination as to all matters in dispute as promptly as practicable after its appointment. In determining the proper amount of the Economic True-Up, as applicable, the Accounting Arbiter shall be bound by the terms hereof and may not increase the amount of any item in dispute above the highest amount set forth in the Arbiter Statement nor decrease any such amount below the lowest amount set forth in the Arbiter Statement. The Accounting Arbiter shall not review any line items or make any determination with respect to any matter other than those matters set forth in the Arbiter Statement. The Accounting Arbiter shall send its written determination of the Economic True-Up to Seller and Purchaser, and such determination and calculation shall be final and binding on the Parties, absent fraud or manifest error. The fees and expenses of the Accounting Arbiter shall be borne by Purchaser and Seller in inverse proportion to the dollar amount of the items in dispute set forth in the Arbiter Statements as to which such Party prevails in the accounting arbitration, which proportionate allocations shall also be determined by the Accounting Arbiter at the time it renders its determination on the merits of the matters in dispute. The Accounting Arbiter may not award damages, interest or penalties to any party with respect to any matter.

(f)	Once a final and binding determination of the Economic True-Up has been made in accordance with the procedures set forth above (the “Final Economic True-Up”):

(i) If both the Initial Economic True-Up and the Final Economic True-Up in relation to a Deferred Closing Country reflect a positive Economic True-Up amount : (A) if the amount of the Final Economic True-Up is greater than the amount of the Initial Economic True-Up , then the applicable Seller Party (or other entity) shall pay the applicable Purchaser Assign in the applicable Deferred Closing Country (or other entity) an amount equal to the difference between the Final Economic True-Up and the Initial Economic True Up, and (B) if the amount of the Final Economic True-Up is less than the amount of the Initial Economic True-Up , then the applicable Purchaser Assign in the applicable Deferred Closing Country (or other entity) shall pay the applicable Seller Party (or other entity) an amount equal to the difference between the Initial Economic True-Up and the Final Economic True-Up and the parties to the payment and the form and character of the payment shall be determined in accordance with the same principles set out above in relation to the Initial Economic True-Up

(ii) If both the Initial Economic True-Up and the Final Economic True-Up in relation to a Deferred Closing Country reflect a negative amount: (A) if the amount of the Final Economic True-Up is greater than the amount of the Initial Economic True-Up, then the applicable Purchaser Assign in the applicable Deferred Country (or other entity) shall pay the applicable Seller Party (or other entity) an amount equal to the difference between the Final Economic True-Up and the Initial Economic True Up, and (B) if the amount of the Final Economic True-Up is less than the amount of the Initial Economic True-Up , then the applicable Seller Party (or other entity) shall pay the applicable Purchaser Assign (or other entity) in the applicable Deferred Closing Country an amount equal to the difference between the Initial Economic True-Up and the Final Economic True-Up and the parties to the payment and the form and character of the payment shall be determined in accordance with the same principles set out above in relation to the Initial Economic True-Up.

(iii) If, in relation to a Deferred Closing Country, the Initial Economic True-Up is a positive amount and the Final Economic True-Up is a negative amount, then the applicable

Purchaser Assign in the applicable Deferred Closing Country (or other entity) shall pay to the applicable Seller Party (or other entity) an amount equal to the aggregate of the Initial Economic True-Up and the Final Economic True-Up and the parties to the payment and the form and character of the payment shall be determined in accordance with the same principles set out above in relation to the Initial Economic True-Up, and

(iv) If the Initial Economic True-Up is a negative amount and the Final Economic True-Up is a positive amount then the applicable Seller Party (or other entity) shall pay the applicable Purchaser Assign in the applicable Deferred Closing Country (or other entity) an amount equal to the aggregate of the Initial Economic True-Up and the Final Economic True-Up and the parties to the payment and the form and character of the payment shall be determined in accordance with the same principles set out above in relation to the Initial Economic True-Up.

(g)	Any payments required to be made pursuant to clause (f) shall be made no later than five (5) Business Days after a final and binding determination of the Economic True-Up has been made in accordance with the applicable provisions hereof (the “Payment Date”) in immediately available funds to such account or accounts as is designated in writing by the Party receiving such payment.

Indemnification

KPP Holdco shall indemnify and hold each Seller Party harmless from and against all Liabilities, incurred or asserted, as a result of any actions taken to implement the arrangements contemplated by Section 5.12(c) of the Agreement or this Schedule A, other than to the extent any such Liability has been accrued as a Liability in the calculation of any Final Economic True Up set forth in Schedule A or results from a breach by any Seller Party of Section 5.7(b) of the Agreement, provided always that KPP Holdco shall not be liable for any Liabilities relating to Tax:

1.	with respect to Taxes payable by the applicable Seller Party or Seller Affiliate on any amounts received (or deemed to be received for Tax purposes) as a result of arrangements contemplated by section 5.12(c) of the Agreement or this Schedule A, to the extent that they do not exceed the amount of the aggregate Liabilities relating to Tax which the Seller Party in the relevant Deferred Closing Country would have borne in relation to the Purchase Price allocated to such Seller Party but for the actions taken to implement the arrangements contemplated by section 5.12(c) of the Agreement or this Schedule A; or

2.	which are Liabilities for VAT or other similar indirect Taxes unless the relevant Seller Party has issued an appropriate VAT or other similar indirect Taxes invoice to the recipient of the supply subject to such VAT or other similar indirect Taxes to the extent permitted by Law; or

3.	to the extent that the relevant Seller Party has been compensated in respect of such Tax by any other provision of this Schedule A.

Tax filings

To the extent that any part of the Economic True-Up is settled by way of a Purchase Price adjustment, then the Parties shall reflect such adjustment as a Purchase Price adjustment for the purpose of all Tax filings in relation to the transfer of the relevant Transferred Assets.

Exhibit JJ

Working Capital Principles

Calculation of Working Capital shall be subject to the following procedures. Unless otherwise noted, references to Working Capital shall include Reference Adjusted Working Capital and Agreed Time Adjusted Working Capital:

1.	Working Capital shall be calculated (a) in accordance with the accounting policies, principles, bases, practices and estimation techniques that are consistent with the same accounting policies, principles, bases, practices and estimation techniques used in preparing the Audited Historical Carve-Out Financial Statements, the Unaudited Historical Carve-Out Financial Statements and the Film Capture Operations Financial Statements, subject to adjustments for the Transferred Assets and the Excluded Assets and (b) subject to the foregoing clause (a), on a going concern basis in accordance with US GAAP in force as at 31 December 2012.

2.	Accounts receivable shall reflect the net balance of BPC general ledger account number 6150, which includes accounts classified as trade accounts and notes receivable, reserve for doubtful debts and reserve for returns and allowances (“Accounts Receivable”).

a.	For purposes of calculating both Reference Adjusted Working Capital and Agreed Time Adjusted Working Capital, Accounts Receivable shall include embedded VAT tax and similar other taxes.

b.	For the avoidance of doubt, all miscellaneous receivables (being the balance of BPC general ledger account number 6180) shall be excluded from the calculation of Working Capital.

3.	Accounts payable shall reflect the net balance of BPC general ledger account number 2010, which includes accounts classified as trade accounts payable (“Accounts Payable”).

a.	For purposes of calculating both Reference Adjusted Working Capital and Agreed Time Adjusted Working Capital, Accounts Payable shall include embedded VAT tax and similar other taxes.

b.	For the avoidance of doubt, all miscellaneous payables shall be excluded, including, but not limited to, the accrued wages and salaries and the accrued wage dividend.

c.	In addition, accrued liabilities for bankruptcy emergence fees and liabilities subject to compromise shall be excluded from accounts payable.

4.	Notwithstanding the definition of “PI Reference Accounts Payable” in Section 1.1 of the Agreement to the contrary, for purposes of calculating PI Reference Adjusted Working Capital, the definition of “PI Reference Accounts Payable” in the Agreement shall instead mean an amount equal to (a) 29, divided by (b) the number of days in the three (3) month period ending on the Agreed Time, multiplied by (c) the PI Agreed Time LTM COGS.

5.	Inventory shall reflect the net balance of BPC general ledger account number 6200, which includes accounts classified as raw materials, work-in-process, and finished goods inventory and related reserves (including reserves for obsolescence, inventory where the cost exceeds net realizable value and unrealized intercompany profit) and capitalized variances (“Inventory”).

6.	For the avoidance of doubt, no other current assets or current liabilities shall be included in the working capital calculation beyond Accounts Receivable, Accounts Payable, and Inventory.

7.	Revenue shall reflect the monthly revenue which is stated net of VAT, customer rebates, returns, other discounts and allowances.

8.	Cost of goods sold shall reflect the sum of all cost accounts reported through to gross margin. For the avoidance of doubt, the following costs are excluded:

a.	Costs classified as special items of cost, which include intangible amortization, inventory write-offs and write-downs, and other one-time non-recurring costs.

b.	Fees for bankruptcy emergence (if reported within Cost of goods sold)

c.	P&OS Central Lab (aka Qualex) pension costs (if reported within Cost of goods sold)

9.	Eastman Park Micrographics, Inc. (“EPM”):

a.	Finished goods inventory related to the Media Supply Agreement between EPM and Seller, which is an Excluded Contract, in the United States and Canada, and inventory categorized as “raw” or “work-in-progress” found worldwide shall be excluded.

b.	Accounts receivable related to the Media Supply Agreement with EPM, which is an Excluded Contract, shall be excluded; however, for the avoidance of doubt, accounts receivable related to the Service Provider Agreement and ROW/SOW between Seller and EPM shall be included.

10.	Film Capture

a.	Film Capture accounts payable and inventory are excluded from the Working Capital

b.	Film Capture accounts receivable will transfer and will be included in the Working Capital.

11.	Belgium, France, Netherlands (“BFN”)

a.	Working capital balances associated with the following countries shall be included in the calculation of both Reference Adjusted Working Capital and Agreed Time Adjusted Working Capital:

i.	KODAK SAS

ii.	Kodak Nederland B.V.

iii.	Kodak SA/NV

12.	For the avoidance of doubt, all working capital calculations required to be made with respect to “the Business” shall be made with respect to the entire Business, including all portions of the Business that transferred to Purchaser at Closing and all portions of the Business that are to be transferred to Purchaser at a Deferred Closing.

13.	The calculation of Agreed Time Inventory shall exclude any Inventory that is part of the Agreed Time Inventory (Build-Up) calculation as set forth in Exhibit OO.

14.	The calculation of Agreed Time Accounts Payable shall exclude any accounts payable that are part of the Agreed Time Accounts Payable (Build-Up) calculation as set forth in Exhibit OO.

Exhibit OO

Working Capital Principles (Build-Up)

1.	Agreed Time Adjusted Working Capital (Build-Up) shall be calculated based on the following:

a.	Unless otherwise adjusted pursuant to paragraphs (b) or (c) below, Agreed Time Adjusted Working Capital (Build-Up) shall be calculated using $6.2 million as the amount of Agreed Time Inventory (Build-Up) and using $3.1 million as the amount of Agreed Time Accounts Payable (Build Up) (the resulting calculation of Agreed Time Adjusted Working Capital (Build-Up) being referred to as “Baseline Agreed Time Adjusted Working Capital (Build-Up)):

b.	if prior to Purchaser’s delivery of the Working Capital Statement, Purchaser notifies Seller that (i) Purchaser in good faith does not expect the Working Capital Statement to reflect a Purchaser Expected Payment Determination (defined below), and (ii) Purchaser believes in good faith that the Baseline Agreed Time Adjusted Working Capital (Build-Up) overstates by more than $500,000 the actual amount of net working capital built up by Seller for the purposes set forth in Annex OO in anticipation of Closing, then (x) the Parties agree to negotiate in good faith an equitable adjustment to Baseline Agreed Time Adjusted Working Capital (Build-Up) to reflect the actual amount of net working capital built up by Seller for the purposes set forth in Annex OO in anticipation of Closing (each party agreeing not to act unreasonably for such purposes of such negotiation); provided, that if the Parties, after using their good faith efforts (and not acting unreasonably), are unable to agree on an equitable adjustment to Baseline Agreed Time Adjusted Working Capital (Build-Up) within 30 days of such request by Purchaser, then Baseline Agreed Time Adjusted Working Capital (Build-Up) shall not be adjusted pursuant to this paragraph (b) and (y) the time period by which Purchaser is required to deliver the Working Capital Statement pursuant to Section 2.6(a) shall be tolled until 5 Business Days after the expiration of such such 30-day period;

c.

if following the delivery of the Working Capital Statement by Purchaser and prior to the expiration of the Objection Period (1) the Working Capital Statement does not contain a Purchaser Expected Payment Determination, (2) an adjustment to the Baseline Agreed Time Adjusted Working Capital (Build-Up) has not been made pursuant to paragraph (b) above, and (3) Seller notifies Purchaser that Seller believes in good faith that the amount of the Baseline Agreed Time Adjusted Working Capital (Build-Up) understates by more than $500,000 the actual amount of net working capital built up by Seller for the purposes set forth in Annex OO in anticipation of Closing, then (x) the Parties agree to negotiate in good faith an equitable adjustment to Baseline Agreed Time Adjusted Working Capital (Build-Up) to reflect the actual amount of net working capital built up by Seller or the purposes set forth in Annex OO in anticipation of Closing (each party agreeing not to act unreasonably for such purposes of such negotiation); provided, that if the Parties, after using their good faith efforts (and not acting unreasonably), are unable to agree on an equitable adjustment to Baseline Agreed Time Adjusted Working Capital (Build-Up) within 30 days of such request by Seller, then Baseline Agreed Time Adjusted Working Capital (Build-Up) shall not be adjusted pursuant to this paragraph (c) and (y) the time period by which Seller is required to deliver an Objection Notice pursuant to Section 2.6(c) shall be tolled until 5 Business Days after the expiration of such such 30-day period.

2.	“Purchaser Expected Payment Determination” means the Working Capital Statement prepared by Purchaser pursuant to Section 2.6(a) of the Agreement states that Agreed Time Adjusted Working Capital is greater than the sum of $10 million plus Reference Adjusted Working Capital.

Notes:
1,  Presented to Steering Committee on August 27, 2013
2.  Accounts payable is assumed to equal 50% of inventory at August 31, 2013
1
Terms: M US$
July Aug Sept Oct Nov Dec Jan Feb Comments
Roundtrip Avoidance for Delayed
Countries (Sept 1)
$1.0 $2.7 $2.0 $1.3 $0.5 $0.0 $0.0 $0.0 Approved
SAP Cutover (Sept 1) $1.0 $3.5 $1.0 $0.0 $0.0 $0.0 $0.0 $0.0 Approved
Russia (Dec 1) $0.1 $0.2 $0.3 $0.1 $0.0 $0.0 Approved
Argentina (Dec 1) $0.4 $1.5 $1.8 $0.9 $0.1 $0.0 Requesting Approval
France (Oct 1) $0.0 $0.0 $0.0 $0.0 $0.0 $0.0 $0.0 $0.0 No Approval Needed
Total $2.0 $6.2 $3.5 $3.0 $2.6 $1.0 $0.1 $0.0
Assume Brazil closes in 2014 Expect Brazil will require an inventory build, quantification tbd in 2014
PI Inventory Build/Drawdown
ANNEX OO
Future Approval